Form 20-F
period 2003-03-31
MARCONI PLC
filed 2003-09-25
CIK 1122133

As filed with the Securities and Exchange Commission on September 25, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2003 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission File Number 333-12430

Marconi plc

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organization)

New Century Park

P.O. Box 53
Coventry
Warwickshire CV3 1HJ
United Kingdom
(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

$900,000,000 7 3/4% Bonds due 2010 of Marconi Corporation plc
$900,000,000 8 3/8% Bonds due 2030 of Marconi Corporation plc

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2003:

2,793,011,951 Ordinary Shares of 5p each

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒                  NO ☐

          Indicate by check mark which financial statement item the registrant has elected to follow.

ITEM 17 ☐                  ITEM 18 ☒

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
PART I
Item 1: Identity of Directors, Senior Management and Advisers
Item 2: Offer Statistics and Expected Timetable
Item 3: Key Information
RISK FACTORS
EXCHANGE RATE INFORMATION
Item 4: Information on the Company
HISTORY AND DEVELOPMENT OF THE COMPANY
BUSINESS OVERVIEW
PROPERTY, PLANT AND EQUIPMENT
Item 5: Operating and Financial Review and Prospects
Item 6: Directors, Senior Management and Employees
Item 7: Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS
RELATED PARTY TRANSACTIONS
Item 8: Financial Information
LEGAL PROCEEDINGS
Item 9: The Offer and Listing
Item 10. Additional Information
MATERIAL CONTRACTS
EXCHANGE CONTROLS
TAXATION
DOCUMENTS ON DISPLAY
Item 11: Quantitative and Qualitative Disclosures about Market Risk
Item 12: Description of Securities other than Equity Securities
PART II
Item 13: Defaults, Dividend Arrearages and Delinquencies
Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15: Disclosure Controls and Procedures
Item 16A: Reserved
Item 16B: Reserved
Item 16C: Principal Accountant Fees and Services
PART III
Item 17: Financial Statements
Item 18: Financial Statements
SIGNATURES
EXHIBIT 4.1
EXHIBIT 4.2
EXHIBIT 4.9
EXHIBIT 4.16
EXHIBIT 4.17
EXHIBIT 4.18
EXHIBIT 4.20
EXHIBIT 4.21
EXHIBIT 4.22
EXHIBIT 4.23
EXHIBIT 4.24
EXHIBIT 4.25
EXHIBIT 4.26
EXHIBIT 4.27
EXHIBIT 4.28
EXHIBIT 12.1
EXHIBIT 12.2
EXHIBIT 13.1

      * We have responded to Item 18 in lieu of responding to this Item.

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

      On May 19, 2003, Marconi plc and Marconi Corporation plc concluded the financial restructuring of the Marconi group. The financial restructuring was effected through separate schemes of arrangement under the U.K. Companies Act 1985 for each of Marconi plc and Marconi Corporation plc. As a result of the restructuring, Marconi Corporation plc became the new parent company of the Marconi group and Marconi plc ceased to be a member of the Marconi group. Marconi plc no longer conducts any business and does not intend to revive any business operations. In this annual report, the terms “we”, “us”, “our”, “Marconi”, “the Company” refer to Marconi plc and, prior to May 19, 2003, its subsidiaries and joint ventures, as the context requires.

      Under the terms of the Marconi plc scheme of arrangement, all of the assets of Marconi plc, other than those necessary to fund the administration of the scheme, will be distributed to its creditors over time in accordance with the scheme of arrangement. We expect to liquidate or dissolve Marconi plc after the completion of these distributions to its creditors. While Marconi plc shares, and ADRs representing Marconi plc shares, remain outstanding following the effectiveness of the financial restructuring, we believe that there will be no circumstances under which any additional value will be returned to shareholders of Marconi plc. As that is the case, we believe Marconi plc shares and ADRs are effectively worthless.

      Marconi plc is incorporated as a public limited company under the laws of England and Wales. We state our financial statements in United Kingdom (U.K.) pounds sterling. In this annual report, references to pounds sterling, pounds or £ and to pence or p are to the currency of the United Kingdom, references to euro or € are to the common legal currency of the members of the European monetary union, and references to United States (U.S.) dollars, U.S.$ or $ are to the currency of the United States of America.

      Some of the market share information and other statements in this annual report regarding our former position relative to our competitors with respect to the manufacture or distribution of particular products are not based on published statistical data or information obtained from independent third parties. Rather, such information and statements reflect our management’s best estimates based upon information obtained from our customers and from trade and business organizations and associations and other contacts within the industries in which we competed. Unless otherwise specified or the context otherwise requires, market share and market data are based on fiscal 2003 sales.

      Our fiscal year ends on March 31. Unless otherwise specified, all references in this annual report to our fiscal year refer to a twelve-month financial period ending March 31. For example, fiscal 2003 represents the fiscal year beginning on April 1, 2002 and ending on March 31, 2003.

      The consolidated financial statements contained in this annual report have been prepared in accordance with accounting principles generally accepted in the United States, known as U.S. GAAP. Other than in “Item 5: Operating and Financial Review and Prospects” and our consolidated financial statements beginning on page F-1, all segment information is presented solely on a U.S. GAAP basis.

      Various amounts and percentages set forth in this annual report may have been rounded and, accordingly, may not total.

      The information concerning equity affiliates contained in this annual report, including financial information, has been taken from or based upon publicly available documents and, where applicable, records on file with the U.S. Securities and Exchange Commission (SEC), supplemented by additional information obtained in our capacity as shareholders.

      Solely for convenience, this annual report contains translations of certain U.K. pounds sterling amounts into U.S. dollars at specified rates. These are simply translations and you should not expect that a U.K. pounds sterling amount actually represents a stated U.S. dollar amount or that it could be converted into U.S. dollars at the rate suggested, or any other rate. In this annual report, the translations of U.K. pounds sterling amounts into U.S. dollars, where indicated, have been made at the rate of U.S.$1.5790 per £1.00, the noon buying rate for cable transfers of U.K. pounds sterling, as reported by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on March 31, 2003. The Noon Buying Rate on September 23, 2003 was U.S.$1.6560 per £1.00.

PART I

Item 1: Identity of Directors, Senior Management and Advisers

      This item is not applicable.

Item 2: Offer Statistics and Expected Timetable

      This item is not applicable.

Item 3: Key Information

SELECTED CONSOLIDATED FINANCIAL INFORMATION

      The selected historical consolidated financial information presented below as at and for each of the five years ended March 31, 1999 through 2003, has been derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP.

      On May 19, 2003, we and Marconi Corporation plc concluded the financial restructuring of the Marconi group through two separate “schemes of arrangement” under the U.K. Companies Act 1985. As a result of the restructuring, Marconi Corporation plc became the new parent holding company of the Marconi group, replacing us, and we ceased to be a member of the Marconi group. Additional details on the restructuring are included elsewhere in this document.

      The information below has been restated for the following business disposals that have been treated as discontinued operations under U.S. GAAP:

•	Mobile (disposed in fiscal 2003);

•	Medical Systems and Data Systems businesses (disposed in fiscal 2002); and

•	Marconi Electronic Systems (MES), the international aerospace, naval shipbuilding, defense electronics and defense systems business (separated and subsequently merged with BAE Systems plc in fiscal 2000).

      The information set forth below is not necessarily indicative of future results and should be read in conjunction with the audited consolidated financial statements and accompanying notes included elsewhere in this annual report and with the information set forth in “Item 5: Operating and Financial Review and Prospects”.

SELECTED CONSOLIDATED FINANCIAL INFORMATION — (continued)

	At and for the fiscal year ended March 31,
	2003
	$(2)	2003	2002	2001	2000	1999
		£	£	£	£	£

	(in millions, except share data)
STATEMENT OF OPERATIONS DATA:
Revenues
Network Equipment	1,786	1,131	1,812	3,268	2,535	1,343
Network Services	1,173	743	969	1,016	543	244
Other	35	22	465	637	824	815

Total	2,994	1,896	3,246	4,921	3,902	2,402

Operating (loss)/income(1)	(960)	(608)	(6,392)	(52)	(380)	271
Other (expense)/income, net	(465)	(295)	(143)	310	(106)	972
(Loss)/income from continuing operations before income taxes, minority interest, cumulative effect of changes in accounting principles and extraordinary items	(1,425)	(903)	(6,535)	258	(486)	1,243
(Loss)/income from continuing operations before cumulative effects of changes in accounting principles and extraordinary items	(1,193)	(756)	(6,260)	101	(451)	811
Cumulative effects of changes in accounting principles(4)	—	—	(240)	—	—	—
Net (loss)/income	(1,274)	(807)	(6,150)	180	285	1,129
(Loss)/income per share — basic (Loss)/income from continuing operations	(0.43)	(0.27)	(2.24)	0.03	(0.17)	0.30
Net (loss)/income	(0.46)	(0.29)	(2.20)	0.07	0.11	0.42
(Loss)/income per share — diluted (Loss)/income from continuing operations	(0.43)	(0.27)	(2.24)	0.03	(0.17)	0.30
Net (loss)/income	(0.46)	(0.29)	(2.20)	0.06	0.11	0.41
Cash dividends declared per common share (3)
£ per share	—	—	—	£0.05	£0.11	£0.12
$ equivalent per share	—	—	—	$0.08	$0.17	$0.20
BALANCE SHEET DATA:
Total assets	4,912	3,111	4,925	11,683	9,426	7,699
Net assets/(liabilities)	(3,947)	(2,500)	(1,493)	4,805	4,468	5,874
Capital stock	1,926	1,220	1,203	946	622	414
Shares issued and outstanding (millions)	2,793	2,793	2,793	2,785	2,724	2,677

Notes:

(1)	For fiscal 2002, operating loss is reflected after business restructuring and asset impairment charges of £5,319 million. For further information about these charges, see consolidated financial statements contained elsewhere herein.

(2)	The consolidated financial statements are presented in millions of U.K. pounds sterling. U.S. dollar amounts are presented solely for the convenience of the reader at the rate of £1.00 = $1.5790, the noon buying rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2003. These translated amounts should not be construed as representations that the U.K. pounds sterling amounts could have been, or could in the future, be converted into U.S. dollars at this or any other exchange rate.

SELECTED CONSOLIDATED FINANCIAL INFORMATION — (continued)

(3)	Dividend payments were made out of net income, which included income from discontinued operations.

(4)	We adopted EITF 00-19, “Accounting for Derivative Instruments Indexed to, and Potentially Settled in, the Company’s Own Stock” in fiscal 2002. The value of such instruments, as of the implementation date, was recorded as a cumulative effect of a change in accounting principles of £240 million in fiscal 2002.

RISK FACTORS

      As a result of our financial restructuring, we have ceased business operations and intend to distribute our remaining assets to our creditors.

      On May 19, 2003, we concluded the financial restructuring of the Marconi group. The financial restructuring was effected through separate schemes of arrangement under the U.K. Companies Act 1985 for each of Marconi plc and Marconi Corporation plc. As a result of the restructuring, Marconi Corporation plc became the new parent company of the Marconi group and Marconi plc ceased to be a member of the Marconi group. Marconi plc no longer conducts any business and does not intend to revive any business operations.

      Under the terms of the Marconi plc scheme of arrangement, all of the assets of Marconi plc, other than those necessary to fund the administration of the scheme, will be distributed to its creditors over time in accordance with the scheme of arrangement. We expect to liquidate or dissolve Marconi plc after the completion of these distributions to its creditors. While Marconi plc shares, and ADRs representing Marconi plc shares, remain outstanding following the effectiveness of the financial restructuring, we believe that there will be no circumstances under which any additional value will be returned to shareholders of Marconi plc. As that is the case, we believe Marconi plc shares and ADRs are effectively worthless.

EXCHANGE RATE INFORMATION

      The noon buying rate for pounds sterling expressed in U.S. dollars per pounds sterling on September 23, 2003 was £1.00 = U.S.$1.6560.

      The following table sets forth the high and low noon buying rate for pounds sterling expressed in U.S. dollars per pound sterling for each of the previous six months:

2003	High	Low

April	1.6000	1.5500
May	1.6484	1.5930
June	1.6840	1.6278
July	1.6718	1.5867
August	1.6170	1.5728
September (through Sept. 23)	1.6560	1.5732

      The following table sets forth the average noon buying rate for pounds sterling expressed in U.S. dollars per pound sterling for each of the five most recent fiscal years, based on the noon buying rate on the last business day of each month.

Fiscal year ended March 31,	Average

1999	1.6526
2000	1.6085
2001	1.4737
2002	1.4320
2003	1.5541

Item 4: Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

      Until the effectiveness on May 19, 2003 of the schemes of arrangement described below under the caption “Financial Restructuring”, Marconi plc was the parent company of Marconi Corporation plc and its subsidiaries, which operated (and continues to operate) the business of the Marconi group. As a result of the effectiveness of those schemes of arrangement, Marconi plc ceased to be a member of the Marconi group and ceased business operations. Unless the context otherwise requires, the discussion below relates to the business and operations of the Marconi group that was, and continues to be, operated through the former direct and indirect subsidiaries of Marconi plc.

      Following the passage of a special resolution at our annual general meeting on September 25, 2003, we will be submitting a request to the registrar of companies to change our name to M (2003) plc.

History

Early history

      Marconi plc was a holding company that operated through its direct wholly owned subsidiary Marconi Corporation plc and Marconi Corporation’s direct and indirect subsidiaries. Marconi Corporation, previously called The General Electric Company, p.l.c., or GEC, was incorporated as a private limited company in England in 1900 under the name The General Electric Company (1900) Limited. GEC originally operated in the electrical industry. The more significant events in our development are as follows:

•	1960s: We expanded significantly in the electrical industry through acquisitions;

•	1970s and 1980s:

•	We acquired Videojet Systems International Inc., a data systems business, Picker International Holdings Inc., a medical systems business, and Gilbarco Inc., a commerce systems business.

•	We formed GEC Plessey Telecommunications Holdings Limited, or GPT, a 50% joint venture with The Plessey Company plc, subsequently increasing our stake to 60%.

•	We formed two 50% joint ventures, GEC Alsthom N.V. with Alcatel S.A., and General Domestic Appliances Limited, now known as General Domestic Appliances Holdings Limited, with the General Electric Company of the United States.

•	1990s:

•	We reduced our stake in the GEC Alsthom joint venture to a 24% shareholding in Alstom.

•	We acquired the minority 40% stake in GPT and formed Marconi Communications.

•	We combined the GPT business with the Marconi telecommunications operations in Italy, Hong Kong and South Africa under the same management structure.

•	1999: GEC separated the Marconi Electronic Systems business, or MES, its international aerospace, naval shipbuilding, defense electronics and defense systems business, which merged with British Aerospace plc, now known as BAE SYSTEMS plc, or BAE. GEC’s remaining businesses were reorganized under Marconi plc, with GEC becoming a wholly-owned subsidiary of Marconi plc. Shareholders of GEC became shareholders of Marconi plc.

Modern history

      Following the separation of MES, we focused our strategy on communications technology and services.

Acquisitions

      From that time until we completed the operational review in fiscal 2002 referred to below, we acquired a number of business, including the following:

Fiscal 2000:

•	RELTEC Corporation,

•	FORE Systems,

•	the business of RDC Communications Limited,

•	Nokia’s transmission equipment business,

•	the public networks business of Bosch,

•	the Australian communications solutions business of Scitec, and

•	a 27% interest in Atlantic Telecom which was diluted in June 2000 to 19.7% as a result of Atlantic Telecom’s acquisition of First Telecom. Atlantic Telecom is now in liquidation.

Fiscal 2001:

•	Metapath Software International Inc., or MSI,

•	Systems Management Specialist, Inc.,

•	Albany Partnership Limited, and

•	Mariposa Technology, Inc.

Fiscal 2002:

•	a 71.9% economic interest, and 49.9% of voting share capital, in Easynet Group plc in July, 2001.

Reorganization and dispositions

      Following a profit warning that we made on July 4, 2001, we undertook an operational review of our activities, the results of which we announced in September 2001. These results included a change in management with the appointment of a new chief executive officer and interim chairman. Subsequently, in December 2002, a new chairman was appointed to our board. The review also covered our markets, operations and scope of business and focused on adapting the group to the changed circumstances of the telecommunications market during the substantial decline in market demand for the group’s products and services. As a consequence of the review, we streamlined our activities and disposed of a number of businesses and investments, including the following:

Fiscal 2002:

•	our remaining 24% interest in Alstom in February and June 2001,

•	our 92% interest in ipsaris Limited, as part of the Easynet acquisition referred to above;

•	our remaining 1.49% interest in Lagardère SCA in September 2001,

•	Marconi Medical Systems Group in October 2001,

•	a 6.5% interest in Lottomatica SpA in November 2001 and February 2002,

•	Marconi Commerce Systems Group in February 2002,

•	the Marconi Optical Components business in February 2002 for a 9% interest in Bookham Technology p.l.c. which was later diluted to approximately 6%,

•	Marconi Data Systems Group in February 2002, and

•	our 50% interest in General Domestic Appliances Holdings Limited in March 2002.

Fiscal 2003:

•	our applied technologies division in July 2002,

•	our strategic communications business (Mobile) in August 2002,

•	OTE SpA, our private mobile networks division, which was also known as TETRA in January 2003,

•	our 50% interest in Ultramast Limited, a joint venture, in February 2003 through a capital reduction, and

•	Marconi Online, in January 2003.

      We also reorganized our businesses with effect from March 31, 2002, into two main divisions: Core, which focused primarily on network communications, and Capital, which comprised certain non-Core businesses that we managed for value and ultimately for disposal. This division is reflected in our historical financial statements included in this annual report. We further divided our Core business into two main business types, Network Equipment and Network Services.

Financial Restructuring

      On May 19, 2003, the Marconi group concluded its financial restructuring. The restructuring was effected through two separate “schemes of arrangement” under the U.K. Companies Act 1985. A scheme of arrangement is a procedure under English law through which a company may enter into a voluntary compromise or arrangement with one or more classes of its creditors to effect a restructuring of its financial obligations. One scheme of arrangement involved all of the creditors of Marconi Corporation plc, other than certain excepted categories of creditors but including the syndicate banks and bondholders to whom our primary financial indebtedness was owed. The second scheme of arrangement involved creditors of Marconi plc. As a result of the restructuring, Marconi Corporation plc became the new parent holding company of the Marconi group, replacing us, and Marconi plc ceased to be a member of the Marconi group.

      The financial restructuring covered approximately £4.8 billion of creditors’ claims, comprising £4.0 billion of syndicated bank debt and externally held U.S. dollar and euro denominated bonds and £800 million of related party debt. In exchange for the cancellation of their claims against us and Marconi Corporation plc, on May 19, 2003 the creditors covered by these schemes of arrangement received:

•	Cash: £340 million in cash;

•	Senior Notes: U.S.$717,139,584 (approximately £437 million) in aggregate principal amount of new guaranteed senior secured notes due April 2008 issued by Marconi Corporation plc, with interest payable quarterly in cash at a rate of 8% per annum;

•	Junior Notes: U.S.$486,881,472 (approximately £297 million) in aggregate principal amount of new guaranteed junior secured notes due October 2008 issued by Marconi Corporation plc, with interest payable quarterly in cash at a rate of 10% per annum or, at our option, in kind, by issuing additional junior notes, at a rate of 12% per annum; and

•	Marconi Corporation plc Shares: 995 million ordinary shares, representing 99.5% of Marconi Corporation plc’s issued ordinary share capital on May 19, 2003.

      In addition, Marconi Corporation plc issued 5 million ordinary shares, representing 0.5% of its issued ordinary share capital upon consummation of the financial restructuring, and warrants to subscribe for up to 50 million additional ordinary shares, equal to 5% of its issued ordinary share capital upon consummation of the financial restructuring, to shareholders of Marconi plc. In connection with the restructuring Marconi Corporation plc listed its ordinary shares on the London Stock Exchange and established an ADR program in respect of those shares.

      In connection with the financial restructuring, our ordinary shares were delisted from the London Stock Exchange. Under the terms of the Marconi plc scheme of arrangement, all of the assets of Marconi plc, other than those necessary to fund the administration of the scheme, will be distributed to its creditors over time in accordance with the scheme of arrangement. We expect to liquidate or dissolve Marconi plc after the completion of these distributions to its creditors. While Marconi plc shares, and ADRs representing Marconi plc shares, remain outstanding following the effectiveness of the financial restructuring, we believe that there will be no circumstances under which any additional value will be returned to shareholders of Marconi plc. As that is the case, we believe Marconi plc shares and ADRs are effectively worthless.

      Prior to the financial restructuring, we had issued options in respect of Marconi plc’s shares to Marconi group employees under a number of different option plans. In order to hedge some of the potential cost of acquiring the shares necessary to satisfy the group’s obligations under these plans, we, through an ESOP trust entity, entered into contracts, which we refer to as ESOP derivative transactions, to purchase shares in the future at prices that were fixed at the dates of the contracts. In connection with the restructuring process, on March 26, 2003 we and Marconi Corporation plc entered into a final settlement with the banks, which we refer to as the ESOP derivative banks, that were the counterparties under the ESOP derivative transactions. This settlement agreement definitively settled the claims of the ESOP derivative banks against Marconi plc and Marconi Corporation plc in relation to the ESOP derivative transactions. Under the settlement, which was conditional on Marconi Corporation plc’s financial restructuring becoming effective, we paid a total of £35 million to the ESOP derivative banks and the claims of the ESOP derivative banks under the ESOP derivative transactions were excluded from our and Marconi Corporation plc’s schemes of arrangement.

BUSINESS OVERVIEW

      Until the effectiveness on May 19, 2003 of the schemes of arrangement of Marconi plc and Marconi Corporation plc described under the caption “History and Development of the Company — Financial Restructuring”, Marconi plc was the parent company of Marconi Corporation plc and its subsidiaries, which operated (and continues to operate) the business of the Marconi group. As a result of the effectiveness of the Marconi plc and Marconi Corporation schemes of arrangement, Marconi plc ceased to be a member of the Marconi group and ceased its business operations. The business of the Marconi group continues to be operated by Marconi Corporation plc, the current parent holding company of the Marconi group, and its subsidiaries. Marconi plc does not intend to revive any business operations.

      Prior to May 19, 2003, we, through our former Marconi group subsidiaries, were a global vendor of telecommunications equipment and services. Our customers included a number of the leading telecommunications operators throughout the world, with whom we had a large base of installed equipment. Unless context otherwise requires, the following discussion relates to the business of the Marconi group.

Principal operations

      Our principal executive office was in Coventry with principal operating sites of the Marconi group in:

•	United Kingdom: Coventry, Beeston, Chorley, Camberley, Liverpool, London, Stafford and Wellingborough.

•	United States and Canada: Florida, Pennsylvania, Ontario, Georgia, Mississippi, North Carolina, Illinois, Texas, Ohio and Quebec.

•	Italy: Genova, Marcianise and Pisa.

•	Germany: Backnang, Offenburg, Frankfurt and Radeberg.

•	Spain: Madrid.

•	Australia: Melbourne and Sydney.

•	China: Beijing, Guilin and Hong Kong.

•	Malaysia: Daralam and Kuala Lumpur.

•	New Zealand: Auckland.

•	India: New Delhi.

•	Saudi Arabia: Riyadh.

•	United Arab Emirates: Dubai.

•	South Africa: Johannesburg.

•	Brazil: Sao Paulo and Votorantim.

•	Mexico: Naucalpan de Juarez and Huixquilucan Edo de Mexico.

      As of March 31, 2003, we were organized into main divisions: Core and Capital.

Core businesses

      For the purposes of our historical financial reporting, we divided our Core activities into two main business types: Network Equipment, comprising optical networks, BBRS, European Access, North American Access, OPP and other network equipment; and Network Services, comprising installation, commissioning and maintenance and valued added services.

      Our customer base included telecommunications companies and providers of internet services for their public networks. In addition, we counted certain large corporations, government departments and agencies, utilities and educational institutions for their private networks as customers.

Sales, marketing and distribution

      We sold our Network Equipment and Network Services using our direct sales force as well as indirect channels such as local partners and distribution partners. Our sales activities included sales and marketing organizations in all major geographic regions. There were specialized product marketing groups which supported these organizations internally. In addition, we had a central marketing staff which provided strategic direction and customer and market communications support for these organizations externally. Each of these regional organizations had responsibility for account management, sales, technical support and contract negotiation.

      Our distribution partners include Ericsson, Italtel, Nokia and Siemens. We entered into a seven-year agreement with Ericsson in July 1999 that allows Ericsson to market the full range of our SDH equipment throughout the world. In June 2002, we entered into an additional seven-year agreement enabling Ericsson to source our range of next-generation DWDM optical networking equipment as well as encompassing the existing 1999 agreement on SDH equipment. We also entered into a five-year agreement with Nokia in November 1999 to market our SDH and DWDM systems.

Customers

      We benefitted from the continued support of our strong customer base which comprised mainly well-established incumbent telecommunications operators and government agencies.

      The main customers of our Network Equipment and Network Services included:

•	Europe: BT, the Metro City Carriers in Germany, Telecom Italia, the U.K. Government and Vodafone Group.

•	United States: BellSouth, Qwest, Sprint, the U.S. Federal Government and Verizon.

•	Asia-Pacific: China Railcom, China Telecom, China Unicom, Telkom Malaysia and Telstra.

•	Central and Latin America: Brasil Telecom, Telcel, Telecentro Oeste, Telefonica and Telmex.

      These customers accounted for approximately 52% of our total sales during fiscal 2003.

      Customers of our optical networks and European Access businesses were predominantly based in Europe as well as in the Asia-Pacific region and Central and Latin America. Customers of our BBRS, OPP and North American Access businesses were predominantly based in the Americas. In addition, we provided network services to a number of customers in the transportation and utility sectors, mainly in Europe.

      Except for BT, each of our customers accounted for less than 6% of total sales for fiscal 2003. For the same period, BT accounted for approximately 18% of our total sales.

      We entered into frame contracts with most of our major customers. While the terms of the frame contracts vary from customer to customer, these contracts generally set out the terms and conditions, including pricing, on which we planned to supply a customer with products and services. The length of frame contracts varied from customer to customer and ranged from one to five years. Some of the frame contracts established price and volume expectations which provided us with some visibility of expected sales during the terms of the contracts. However, the frame contracts did not typically guarantee the volume or value of products or services actually supplied by us, which remain at the discretion of the relevant customer. Near the end of their term, some frame contracts imposed an obligation on the parties to negotiate in good faith to agree an extension of the contract.

      Customers were not normally contractually bound under their frame contracts to purchase products or services solely from us. Customers also often had the right to terminate a frame contract after a specified notice period. Notwithstanding the flexibility customers had in terms of the volume and value of the orders they placed and whether they placed those orders with us or one of our competitors, customers often had a commercial incentive to continue to purchase all of their requirements for specific types of products and services from, and to have those parts of their networks serviced by us.

Network Equipment

      We designed and supplied communications systems that transmitted and switched voice, data and video traffic predominantly in public networks. Our network equipment products included optical networking systems, broadband and narrowband switches, routers and aggregation devices, wireless transmission systems and software management systems. In addition, we sold outside plant and power products for use in communications networks.

      Aggregate sales for all of our Network Equipment businesses for fiscal 2003 were £1,131 million, representing 60% of our total sales, compared to £1,812 million, or 56% of total sales, in fiscal 2002 and £3,268 million, or 66% of total sales, in fiscal 2001.

          Overview of the public network market and competition

      Historically, government-owned or government-regulated monopolies have operated public networks, which traditionally transmitted voice calls between users. Privatization and deregulation of public networks contributed to the entry of a large number of new companies into the public network market, offering new voice, data and video services.

      The public network markets in which we operated are highly competitive. Our principal competitors included Alcatel, Cisco Systems, Ericsson, Fujitsu, Lucent Technologies, Nortel Networks and Siemens. The primary method of competition in the public network market is the widespread use of open bids for equipment purchases. Buyers use a combination of factors to evaluate bids, including price, technical compliance, ability to deliver in the required timescale and provide after-sales support, financial stability and long-term viability.

      A typical public network can be portrayed as comprising three high level layers. These are the service, switching and transport layers. Traffic in the network is moved around the network by equipment in the transport layer and routed to different points in the network by equipment in the switching layer. Equipment in the services layer defines and makes available the service associated with each particular class of network traffic, for example, voice, data or video services. Public networks, which comprise the three layers above, can typically be either access, metro or core networks, depending on the connections they establish. The access network typically connects an end user of a service to a network operator’s local exchange, where switches are located. The core network usually connects an operator’s major points of presence like, for example, the routes between two cities. The metro network typically provides connections between the access and core networks, for example, between a major city and the various local exchanges or points of presence within a particular geographic region.

      Our equipment can be found in most parts of the typical public network with:

•	our optical products predominantly operating in the transport layer;

•	our multi-service switches and softswitch in the switching layer; and

•	our range of access products found in most layers of the access network.

          Optical Networks

      Communications service providers primarily use three technology standards, SDH, SONET and DWDM, to transmit voice, data and video traffic over fiber optic communications networks. DWDM is a relatively new transmission standard that is used worldwide. SDH is the digital transmission standard that is used in most regions except North America and Japan. SONET is the predominant standard that is used in North America and Japan. In June 2002, we announced that we were ceasing development of our SONET products because of continuing weak market conditions. We had never made material sales of SONET products. Sales of our optical networks products constituted 23% of our total sales in both fiscal 2003 and 2002. During the latter period, sales were predominantly in Europe and Asia, with the remainder from the Americas.

      We focused our development on a comprehensive range of optical transmission equipment based on SDH and, more recently, DWDM.

•	Synchronous Digital Hierarchy: We were a pioneer of SDH technology following its introduction in the early 1990s and have continued to introduce next generation SDH products. We were a leading supplier of SDH transmission equipment within Europe and believed we had a tenable position in other markets including the Central and Latin American and Asia-Pacific regions. SDH contributed approximately 84% of optical networks business’s sales in both fiscal 2003 and 2002.

Our add-drop multiplexers transport voice, data and video traffic streams over ring-based optical fiber networks to provide protection against network failures. Our line systems transport high-capacity voice, data and video traffic streamed between major traffic centers. We also supplied cross-connects to provide points of flexibility and restoration within an SDH network and to switch traffic streams from one transmission line to another.

•	Dense Wavelength-Division Multiplexing: DWDM is the transmission of closely spaced signals through a single optical fiber using wavelengths each of which functions as a separate, independent signal, and allows the capacity of installed optical fiber to be increased substantially to meet future growth in demand for voice, data and video traffic capacity. Our DWDM equipment was complementary to our SDH equipment and enables service providers to increase significantly the bandwidth of installed fiber optic cabling while still using the existing network infrastructure. Over the past few years, our share of the next generation DWDM market in Europe grew significantly.

We had already established what we believed was a tenable market position with our photonic line system, or PLx. We had recently launched a solution-based, ultra-long-haul photonic line system, or UPLx, that extended the distance that traffic can be transported before regeneration of the signal is required. We were developing this product specifically for ultra and extended long-haul DWDM networks which will have much higher per fiber capacity than SDH or SONET networks. In 2000, we launched a remotely re-configurable photonic add-drop multiplexer, or PMA. This product allowed traffic streams to be inserted and removed from a transmission ring without disturbing other traffic streams. We also developed a range of point-to-point and ring-based metro products, PMM. DWDM contributed approximately 14% of our optical networks business’s sales in both fiscal 2003 and 2002.

      Our network management system, or ServiceOn, manages our transmission equipment. ServiceOn provides a broad range of management functions required by a network operator. It can be used by service providers to remotely re-configure their networks in accordance with changing traffic patterns. ServiceOn also provides network performance information and has fault detection capability to support the day-to-day operation of the network.

      Our broad portfolio of optical networks products, coupled with scalability and ease of upgrade, enabled us to sell optical networks to our customers which optimized network design and cost for those customers. Our focus on overall optical networks solutions, rather than single product solutions, enabled us to design more cost effective networks and to integrate future product offerings over the life of frame contracts.

          Broadband Routing and Switching

      In 2001, we refocused our technical and commercial resources in our BBRS business towards customers requiring more resilient networking platforms of the sort found in carrier class networks, namely government and military agencies, selected telecommunications service providers and other large corporations. Our BBRS business continued to provide support services to our approximately 1,000 U.S. Federal Government, service provider and enterprise customers. Our single largest customer of BBRS products was the U.S. Federal Government with whom we had enjoyed a long relationship. To date, this had resulted in an installed base of BBRS products in U.S. Federal Government communications networks of approximately U.S.$1.3 billion in value.

      Our BBRS business contributed approximately 6% of the total revenues in fiscal 2003 and approximately 4% in fiscal 2002. The BBRS business’ sales were made predominantly in the North American market and these sales accounted for approximately 5% of our total sales in the latter period.

      Our products addressed the three principal packet-oriented protocols in use in the current market:

•	asynchronous transfer mode, or ATM;

•	internet protocol, or IP; and

•	multi-protocol label switching, or MPLS, an emerging standard which provides greater predictability, quality of service, or QoS, and differentiated service levels for IP-based data, voice and video communications when compared with services available over traditional, connectionless IP networks.

      Our principal products comprised a range of multi-service switch-router devices that both established the physical communication links between end points and determined the optimal route across the network. In addition, we also developed and sold a range of integrated access devices, or IADs, which were cost-effective solutions supporting converged voice, data and video transmissions over a single circuit. We focused on the sale and support of our ASX-200BX, ASX-1000 and ASX-4000 range of multi-service switches, while we continued the development of our next generation BXR-48000.

      We designed our switch router product platforms, such as the ASX-4000 and BXR-48000, to support communications traffic transmitted by ATM, IP and MPLS protocols. We designed them to enable operators to build on their existing switching and routing infrastructure to continue to support their legacy services while offering the flexibility and scalability to roll-out next generation IP, wireless and packet voice services. We also designed them to enable operators to reduce their capital investment and operating costs.

      The ASX-4000 can switch at transmission speeds ranging from 10 to 40 gigabits per second, or Gbps, and can be positioned either within the core, or at the edge, of service provider networks or high-capacity private networks. Recent developments of the ASX-4000 switch included applications to allow service providers to transport voice traffic over packet switched infrastructures such as ATM (VTOA) or IP (VoIP).

      The BXR-48000 can operate at transmission speeds ranging from 40 Gbps to 480 Gbps. It can be configured as a very high capacity router or a very high capacity switch. Routers function in the IP (packet) networking domain, while switches typically operate in the traditional voice, frame relay and ATM domains. In March 2002, following technical trials on the first BXR-48000 unit, the U.S. Department of Defense’s Naval Research Laboratory, or NRL, demonstrated the high performance, high security, speed, reliability and functionality of this product. Subsequently, in September 2002, the U.S. Department of Defense placed a firm order for the product. The military-grade capabilities demonstrated by the BXR-48000 are equally applicable for the voice, video, data and multiservice networks of service providers and large non-military institutions. In December 2002, we announced a further sale of the BXR-48000 to a leading European financial institution.

      We also provided support services to customers of our BBRS products. We reported these revenues within our Network Services segment. The BBRS business service offerings ranged from routine technical support and assistance for our switch-routers, to dedicated, on-site project and program support for complex network environments.

          European Access

      Access equipment connects the end user to a service provider’s switch or local exchange across what has been traditionally known as the “last mile” or “local loop”. This is the physical wire, fiber or wireless link that runs from a subscriber’s telephone set or other communications device to the service provider’s local exchange. We designed, manufactured, sold and supported a range of access equipment which maximizes the capabilities of physical transport media, including copper telephone lines, fiber optics, and both licensed and unlicensed wireless spectra. Our access systems activities had undergone significant rationalization and, as a result, were focused on leveraging our reputation and relationships in Europe to continue penetration of key customers with fixed wireless, access hub and voice software systems. Our European Access business contributed approximately 14% of our total revenues in fiscal 2003 and approximately 11% in fiscal 2002.

During the latter period, approximately 85% of the European Access business’ sales were in EMEA, and approximately 10% in the Asia-Pacific region, with the remainder in Central and Latin America.

      Our principal access systems products were:

•	Digital Subscriber Line Access Multiplexer, or DSLAM. These products are typically located within an operator’s local exchange on one end of the subscriber loop providing broadband internet/DSL data and voice services. Our access hub, which can be configured as an advanced high density DSLAM, also incorporates integrated ATM edge switching and IP multi-casting functionality. This enables it to perform as a broadband aggregator for multiple applications including voice, video and data services as well as providing conventional DSLAM functionality, such as asymmetric digital subscriber line, or ADSL, capabilities. This next generation product offers one of the highest port densities available in the industry and is optimized for ease of configuration and management. We launched our access hub platform in 2001 and won two major frame contracts with Telecom Italia and Telkom (South Africa). Wind (Italy) was also a customer.

•	Fixed Wireless. Our Skyband MDRS product family encompassed our point-to-point, or PtP, portfolio which offers long and short haul SDH transmission for services ranging from trunk networking, local access bypass and mobile network feeder applications. Our Skyband MDMS point-to-multi-point, or PtMP, portfolio offers cost-effective broadband wireless solutions ranging from 2.4 Ghz to 32 Ghz, depending on the country’s frequency allocation, and supports subscriber voice and broadband data, using both standards-based and optimized techniques. Our radio planning and installation services enhanced our ability to offer customized, cost-effective solutions for network operators and service providers. The main customers of our range of fixed wireless access products included mmO2 (Germany) and E-plus (Germany).

•	Voice Systems. We provided switching hardware and software to telecommunications and media carriers in both legacy narrowband and next generation networks. The three main activities were:

•	Narrowband Switch Support. We supplied upgrades and extensions to our significant installed base of narrowband voice telephony systems, or System X. The majority of this installed base is in the United Kingdom. The need for operators to adapt their networks to changing traffic patterns, predominantly caused by the growth in internet traffic, has driven upgrades and extensions.

•	SoftSwitch. This next generation product is a system which builds on many of the features of the narrowband switch allowing network operators to combine their traditional telephony services with broadband multimedia and high-speed data services across a single broadband packet switched network. Our SoftSwitch was one of only a limited number of products offering full class 5 capability available in the market. It could therefore address both public and private network applications and has been designed to allow customers significantly to reduce the cost of operating their networks. We installed our SoftSwitch in the Dubai Marina project where it delivers voice and multimedia services. It was also undergoing trials with a number of customers in the United Kingdom. In December 2002, we announced the sale of our SoftSwitch system to support Jersey Telecom’s roll out of a suite of commercial and residential broadband services.

•	Intelligent Networks. As legacy narrowband services have evolved, operators have experienced an increasing need to provide additional value added services that can be billed to individual subscribers. These services, such as 0800 numbers, voicemail, call waiting and ringback, can be controlled from a small number of service points where data and applications can be stored and updated centrally. Intelligent network products also work with switches from other manufacturers, increasing their attractiveness to operators whose systems contain a range of products.

The services offered by these products provided differentiating capability for our customers. We therefore undertook directly customer-funded developments as well as self-funded research and development. Our voice systems activities’ primary geographical market was the United Kingdom where we had a strong position in the U.K. circuit switching market and we were an equipment supplier to customers such as BT, Cable and Wireless, NTL and Telewest, each of which relied on us for upgrades and care and maintenance of installed equipment. Our narrowband switching products are deployed in approximately 70% of BT’s local telephone exchanges and are central to the U.K. public service telephone network, or PSTN.

•	Other Access Products. We had a range of other access products that are deployed in our customers’ networks, including our Deep Fiber DMP product. This product brings the high bandwidth of the core fiber network into the access network.

          North American Access

      We designed, sold and supported a range of copper and fiber based access platforms for markets that use North American communications standards. Our largest customers were BellSouth and Sprint and we were one of the main suppliers of digital loop carrier systems by market share in North America. Our North American Access business contributed approximately 5% of our total sales in fiscal 2003 and approximately 4% of our total sales in fiscal 2002.

      The DLC DISC*S family of products provided copper based access for voice and data services. We had provided over ten million lines of digital local loop equipment based on the DISC*S platform throughout the United States and had recently introduced a smaller footprint broadband high density version of the platform.

      Our fiber to the curb solutions support a mix of voice, broadband data and video services to each customer. They deploy fiber all the way to a curbside pedestal and utilized copper or coax cables only for the short final drop to the customer’s premises.

      We had significantly rationalized the North American Access business and we were managing it for value and ultimately for disposal.

          Outside Plant and Power

      We were one of the major providers of outside plant and power products and services in North America. We were one of the major suppliers to Qwest, Verizon BellSouth, SBC, Sprint, AT&T and MCI. In addition, we were a supplier to Cingular, Telcel and U.S. Cellular. We had contracts to provide services to Bechtel in the building of wireless networks for AT&T and Cingular. Our OPP business contributed approximately 7% of our total revenues in fiscal 2003, and approximately 8% in fiscal 2002.

      Our OPP business had three primary product lines:

•	Outside Plant supplied connection, protection and enclosure products for the local loop, and was a supplier in enclosure design such as thermal management and analysis, water and dust intrusion, equipment packaging techniques and corrosion resistance. Although these are primarily passive hardware products, the trend of placing sensitive electronics outside the local exchange and closer to the subscriber requires increasingly sophisticated enclosures and static protection. The connection and protection products included distribution pedestals, building entrance terminals, cross connect terminals, cable television enclosure products, fiber optic splice enclosures, large electronic configuration cabinets, central office main distribution frames, heat management systems, power surge protection devices and connection blocks and terminals. The enclosure products are metal and plastic cabinets that house equipment such as power supplies, connection products, and digital and wireless transmission equipment.

•	Power supplied power systems to service providers and telecommunications equipment manufacturers for the local loop, local exchange switching, wireless sites and other customer equipment such as computer networks. Our power products and systems included large power systems for local exchange applications, smaller cabinet power systems with “plug and play” flexibility, modular power systems, custom power subsystems sold to OEMs, DC distribution and DC-DC conversion systems and traditional ringing and signaling equipment. We marketed our family of power products under Vortex, Lorain and other brand names. We based them on a single integrated platform suitable for multiple wireline and wireless applications. This microprocessor-based “plug and play” architecture allows for software-based configuration, management, monitoring and local and remote power system access that is easily expanded for system configuration and control.

•	Services provided customers with software that allowed for remote monitoring and control of power systems as well as complete program management support for communications systems deployment. Additionally, we provided a range of customer services, including site contract maintenance and breakdown service, spare parts provisioning, equipment depot repair, and training.

      The OPP business’s principal geographic markets were in North America and Central and Latin America.

      We had significantly rationalized the OPP business and we were managing it for value and ultimately for disposal.

          Other Network Equipment businesses

      Other Network Equipment businesses contributed approximately 3% of our total sales in fiscal 2003, and approximately 4% in fiscal 2002. These comprised mainly the following businesses:

•	Marconi Interactive Systems, or MIS: MIS manufactured payphones and multimedia terminals which range from an indoor “desk top” phone through to sophisticated street multimedia terminals which have voice telephony and internet access capability. The business is predominantly U.K.-based and sells primarily to the major public network customers such as BT, Telecom Italia, Singtel, Telenor, Teledanmark and, through Loxley Business Information Technology Company Limited, TelecomAsia.

•	Network Equipment — South Africa: Our operations in South Africa included the design, manufacture and supply of a range of terminal products including telephones, PABX key-systems and public payphones. On December 23, 2002, we disposed of our 51% interest in our optic fiber cable and copper cable business, ATC (Proprietary) Limited.

Network Services

      Our Network Services activities comprised a broad range of support services to telecommunications operators and other providers of communication networks. We supported both our own products as well as those of other vendors of network equipment.

      Aggregate sales of all our Network Services activities for fiscal 2003 were £742 million, or approximately 39% of our total sales, compared to £969 million or approximately 30% of total sales in fiscal 2002 and £1,016 million or approximately 21% of total sales in fiscal 2001.

          Overview of the Network Services market

      The substantial reduction in sales of network equipment led to corresponding reductions in the network planning, installation and commissioning services associated with the sales of new products. However, as network operators have sought to reduce expenditures to cope with excess capacity, the requirements for maintenance and support have continued. In some cases new opportunities have emerged as operators have sought to consolidate vendors and outsource additional services.

      The fragmented nature of the network support services market means there are no dominant competitors in the provision of services to the public network market. However, major telecommunications vendors, such as Alcatel, Cisco Systems, Ericsson and Lucent Technologies are extending their service capabilities to offer total solutions that compete with Marconi products. In addition, major information technology and systems integrators, such as CSC, EDS and IBM, are now offering telecommunications solutions to their customers. Furthermore, independent service and support organizations such as Dimension Data and Telindus offer a broad portfolio of services.

      The principal method of competition in this market is through open bidding. Services may also be sold as a part of, or linked to, equipment sales.

          Service offerings

      We provided, planned, built and operated support services to both fixed line and wireless network operators in many countries around the world. We targeted customers in the service provider, large-scale “carrier class” markets and in the government, transport and utilities sector. Our services segment had two main sub-groupings:

•	Installation, Commissioning and Maintenance, or IC&M, which comprised the following activities:

•	Customer Fulfillment provides project management, installation and commissioning, field engineering support and customer training. The main markets were the United Kingdom, North America, Germany and Italy. The North American activities are associated with the OPP business.

•	Managed Services supported the installed base of our equipment worldwide through technical support, on-site maintenance and spares & repairs management. Managed services also remotely monitored, managed and supported customers’ live networks. Services were provided from a global network of technical assistance centers, or TACs, and stock hubs and network operation centers, or NOCs. We operated thirteen TACs, five in the United States, two in the United Kingdom, two in the rest of Europe, two in Canada, and one in each of Japan and Australia, which offer around-the-clock telephone assistance to customers. We also had five NOCs, one in each of Australia, Germany, Italy, the United Kingdom and the United States, for remote monitoring, fault diagnosis and network repair. We supported our own product range as well as products supplied by other communication equipment companies.

•	Operational Support Systems provided the software systems and systems integration services that enable operators to maximize the efficiency of their networks and the quality of the services they provide to customers.

      The bulk of these services were related to the sale of our products, although we also had considerable experience of working with equipment from other vendors.

•	Value-Added Services, or VAS, which comprised the following activities:

•	Integrated Systems provided turnkey projects and plan, build and operate services for non-telecommunications businesses in market sectors such as transportation and government. The projects involved planning, building, operating and supporting carrier class telecommunications infrastructure and were generally long-term. The principal geographical markets were the United Kingdom, Germany and the Middle East.

•	Wireless Services provided radio frequency consulting services to both wireless and wireline network operators. These were primarily consulting and contractual services for site acquisition, mast design and construction, radio frequency cell site planning and network optimization. Our radio planning and installation services enhanced our ability to offer customized, cost-effective solutions for network operators and service providers. In North America, our primary focus was on radio cell site planning and network optimization. In Europe, the Middle East and Africa, or EMEA, our principal geographical markets were the United Kingdom, Saudi Arabia, the Netherlands and Germany.

•	Managed Services provided customer support services associated with our BBRS equipment.

      We developed our services businesses over a number of years. In EMEA, installation and commissioning services were necessary to support equipment sales to service providers. In North America, the business developed through supporting the data networking and power markets. The integrated systems activities developed organically to support complex mission critical network projects for large enterprises.

Capital Businesses

      Our Capital businesses comprised certain non-essential businesses that we managed for value and ultimately for disposal. Activities in the Capital segment included our holdings in Easynet Group Plc and Bookham Technology plc.

      On July 26, 2001, we merged our 92% interest in ipsaris Limited into Easynet Group Plc, a U.K. registered company listed on the London Stock Exchange. We acquired 71.9% of the issued share capital of Easynet and control of 49.9% of Easynet’s issued voting capital. Easynet’s share capital comprises voting ordinary shares and non-voting convertible shares. The closing of the Ultramast Limited capital reduction on February 24, 2003 and the settlement of the litigation associated with Ultramast Limited allowed us to acquire approximately a further 1.3 million ordinary shares in Easynet. However, these shares, together with some of the ordinary shares we already had held, were converted into convertible ordinary shares so that we did not own more than 49.9% of the voting ordinary shares. Our economic interest in Easynet was 72.7% prior to the effectiveness of our scheme of arrangement. Easynet operates an internet network and data center infrastructures. In the United Kingdom, Easynet has a national broadband network. We accounted for Easynet as an affiliate in our consolidated financial statements.

      On December 17, 2001, we sold our optical components business to Bookham Technology plc in exchange for 9% of its issued ordinary shares. Bookham is a provider of optical components to network equipment vendors. Pursuant to a subsequent agreement between Bookham and Nortel Networks Corporation, our share ownership fell from 9% to approximately 6% of Bookham prior to the effectiveness of our scheme of arrangement.

      Other activities in the Capital segment included a number of minor activities, investments and assets.

Intellectual property

      Members of the Marconi group other than Marconi plc owned a number of intellectual property rights including patents and designs throughout the world. The Marconi group had a number of patent and know-how and other licenses from third parties relating to products and methods of manufacturing products. The Marconi group had also granted patent and know-how and other licenses to third parties.

      Because we developed some of our technologies through customer-funded research, we did not always retain proprietary rights to the products we developed.

      We relied on patents, trademarks, trade secrets, design rights, copyrights, confidentiality provisions and licensing agreements to establish and protect our proprietary technology and to protect against claims from others. Infringement claims had been asserted against us or against our customers in connection with their use of our systems and products. We cannot ensure the outcome of any such claims and, should litigation arise, such litigation could be costly. In each case, our financial condition could be materially affected. See “Item 8: Financial Information — Legal proceedings”.

      The “Marconi” trademark used by many of the Marconi group businesses was identified with and important to the sale of our products and services. It was either registered or the subject of an application for registration in approximately 120 territories, including all of those territories which we viewed as being our major trading territories.

      In connection with the restructuring of the Marconi group, the intellectual property rights owned by the Marconi group remained with our former group. Marconi plc did not receive, nor does it have, any ownership rights to the intellectual property that was owned by the Marconi group prior to the effectiveness of the schemes of arrangement of Marconi plc and Marconi Corporation. Furthermore, Marconi plc was released from any liabilities that it had in connection with any Marconi group intellectual property rights and licences.

Environmental And Other Regulations

Environmental, and employee health and safety matters

      We were subject to increasingly stringent regulation under various U.K., U.S., EU and other international, national and local laws and regulations relating to employee safety and health, and environmental protection, including law and regulations governing air emissions, water discharges and the use, management and disposal of hazardous substances.

      One of the many environmental laws that affected us in the United States was “CERCLA”, which is the primary federal statute governing clean-up of contaminated properties. CERCLA can impose joint, several and retroactive liability for the costs of investigating and cleaning up contaminated properties, without regard to fault or the legality of the original conduct. Potentially liable parties under CERCLA can include current and former owners or operators of a site, as well as those who generate or arrange for the disposal of hazardous substances. Environmental laws in other jurisdictions can also impose significant clean-up liabilities.

      The Marconi group is conducting an investigation or clean-up at approximately 20 contaminated sites, principally in the United States including three clean-ups under obligations imposed under CERCLA. The remaining sites are being cleaned up voluntarily in connection with a prior property sale or purchase, or pursuant to government directive. The Marconi group estimated the total cost to clean up all of these sites will be between approximately £10 million and £20 million. A number of these and other of our current and former sites were associated with hazardous substance use and may give rise to unforeseen liabilities. We could therefore incur additional clean-up costs upon the discovery of new contamination at these or other sites for which we may be found to be responsible, either directly under CERCLA or other laws, or through a contractual indemnity obligation as the result of a prior property or business sale. We could also incur additional costs as a result of any related personal injury or property damage claims. Litigation is by its nature an unpredictable form of risk and is disclosed wherever unliquidated damages are sought but no information is currently available that indicates a material liability.

      The Marconi group regularly audited its facilities’ compliance with employee safety and environmental requirements. We had not incurred material capital expenditures for environmental, health or safety matters during the past three financial years.

Other government regulation

      Our products are subject to industry-specific government regulation and legislation in the United States, the European Union and throughout the world. For example, the Network Equipment business must comply with U.S. Federal Communications Commission requirements and regulations and other safety regulations governing communications products sold in the United States.

PROPERTY, PLANT AND EQUIPMENT

      Our registered office is located at New Century Park, P.O. Box 53, Coventry, Warwickshire, CV3 1HJ.

      We had facilities in the United Kingdom, continental Europe, North America, Africa, Asia and Australasia. We owned or leased all of our principal sites. Our principal facilities immediately prior to the effectiveness of our scheme of arrangement were as follows:

Owned property

Location	Building or site area sq ft	Principal use

122 Edward Street	45,000	Manufacturing
St. Thomas, Ontario
N5P 1Z2
Canada
Hueftelaecker 1	8,762	Offices R&D
T Backnang
Germany
Gerberstrasse 33	714,160	Offices R&D
71522 Backnang
Germany
Max-Planck Str. 1	454,000	Manufacturing
77656 Offenburg
Germany
MAIN SITE S.P.	113,021	Manufacturing
Casapuzzano Marcianise
Italy
Via Ambrogio	284,899	Offices R&D
Negrone 1/A	including
(excluding L1 floor)	Via Ludovico Calda 5
16153 Genova
Italy
Via Ludovico Calda 5	See Via Negrone above	Offices R&D
16153 Genova
Italy
Iron Road, New Era	318,289	Manufacturing & Offices
Springs
Johannesburg 1560
South Africa
18/20 Denington Road	44,929	Offices & Services
Wellingborough
Northants
U.K.
Reltec Corporation	172,004	Manufacturing
104 Wiley Road
La Grange
Georgia 30240
U.S.A.

Location	Building or site area sq ft	Principal use

956 North Broadway Extended Greenville, Mississippi MS 38702 U.S.A.	126,416	Manufacturing & Offices
Evergood, 325 Welcome Center Blvd. Welcome, NC 27374 North Carolina U.S.A.	158,000	Manufacturing & Offices
1000 Marconi Drive Warrendale, PA 15086 Pennsylvania U.S.A.	574,286	Manufacturing, Offices and R&D
1122F Street Lorain, 44502 Ohio U.S.A.	311,495	Manufacturing & Offices

Leased properties

Location	Building or site area sq ft	Principal use

SCALA West Solmsstrasse 83 60486 Frankfurt Germany	116,500	Offices and R&D
Lot 24 Kumlim Industrial Estate 00009, Kulm, Kedah Daralam Malaysia	348,483	Manufacturing
New Century Park PO Box 53 Coventry CV3 1HJ UK	618,924	Offices and R&D
New Horizon Park Waterman Road Coventry UK	314,000	Offices and Manufacturing
13 Wilison Road Huyton Liverpool L36 6AE UK	105,497	Warehousing & Distribution
Edge Lane Liverpool L7 9NW UK	221,010	Offices & R&D

Item 5:     Operating and Financial Review and Prospects

      This discussion and analysis should be read in conjunction with “Risk Factors”, the “Selected Consolidated Financial Information” and the consolidated financial statements and related notes and the descriptions of our businesses included elsewhere in this document.

Overview

      We were a global vendor of telecommunications equipment and services. Our customers included a number of the leading telecommunications operators throughout the world, with whom we had a large base of installed equipment. Conditions in the telecommunications market continued to deteriorate throughout fiscal 2003, with further reductions in capital investment by telecommunications operators. As a result, our total revenues of £1,896 million in fiscal 2003 decreased £1,350 million or 41.6% as compared with £3,246 million in fiscal 2002. In our Network Equipment and Network Services segments, revenues of £1,874 million in fiscal 2003 decreased £907 million or 32.6% as compared with £2,781 million in fiscal 2002.

      We had taken extensive action to reduce the scope of our activities and to rationalize or curtail non-core areas. Since September 2001, we had embarked on a sequence of substantial cost reduction programs to reduce sales and marketing, general and administrative and research and development costs. We achieved significant reductions in annual expenditures through focused headcount reductions, organization consolidation, site rationalization (including the relocation of our U.K. corporate headquarters) and closure of sales offices worldwide. In addition, we had also reduced discretionary marketing spend. As a result, our total operating expense of £982 million in fiscal 2003, which included approximately £299 million of business restructuring and asset impairment charges, was reduced from approximately £6,341 million, which included approximately £4,364 million of business restructuring and asset impairment charges, in fiscal 2002. Excluding business restructuring and impairment charges, operating expenses in fiscal 2003 decreased by £1,294 million or 65% as compared with fiscal 2002.

      On May 19, 2003, the Marconi group concluded its financial restructuring, which was effected through two separate schemes of arrangement under the U.K. Companies Act 1985. As a result of the restructuring, Marconi plc ceased to be a member of the Marconi group and ceased business operations. See the additional discussion of our financial restructuring in “History and Development of the Company — Financial Restructuring” and “Liquidity and Capital Resources” below. Unless the context otherwise requires, the discussion below relates to the business and operations of the Marconi group that was, and continues to be, operated by the former direct and indirect subsidiaries of Marconi plc.

Basis of presentation

      Our financial statements included in this annual report were prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The discussion and analysis below of our consolidated results of operations and financial condition were based upon these financial statements.

      The requirements of U.S. GAAP applied to our group resulted in us preparing our discussion and analysis of segment results using information prepared in accordance with generally accepted accounting principles in the United Kingdom (U.K. GAAP). The U.S. Financial Accounting Standards Board standard — Statement of Financial Accounting Standards No. 131 — “Disclosure about Segments of an Enterprise and Related Information” required us to determine and review our segments as reflected in the management information systems reports that our managers use in making decisions. As we are an English company and we prepare our consolidated statutory financial statements under U.K. GAAP, our chief operating decision maker evaluated our segment performance using U.K. GAAP measures. Therefore, we presented our discussion and analysis of segment revenues and operating (loss)/profit below based upon information prepared in accordance with U.K. GAAP.

      During the period to March 31, 2003, we divided our continuing operations into three separate segments: the Network Equipment and Network Services segments, which comprised what we referred to as our Core businesses, and the Capital segment, as follows:

•	The Network Equipment segment, which comprises Optical Networks, Broadband Routing and Switching (BBRS), European Access, North American Access, Outside Plant & Power (OPP) and Other Network Equipment;

•	The Network Services segment which comprises Installation, Commissioning & Maintenance (IC&M) and Value-Added Services (VAS); and

•	The Capital segment, which comprises businesses that we manage for value and ultimately for disposal.

      During fiscal 2003, the Capital segment comprised the following: Marconi Applied Technologies, until its disposal on July 12, 2002; Infochain, until its closure on August 18, 2002; and Online, until its disposal on March 5, 2003. In fiscal 2002, Capital also included GDA and Marconi Optical Components.

      Under U.K. GAAP, the Capital segment also included: Strategic Communications, until its disposal on August 2, 2002; TETRA, until its disposal on March 5, 2003; and our UMTS mobile activities, all of which were treated as discontinued operations under U.S. GAAP. In addition, the Medical and Data Systems segments are presented as discontinued under U.S. GAAP for all years presented. We also had an economic interest of 72.7% in Easynet Group plc, which we included in our Capital segment. We accounted for Easynet using the equity method of accounting.

      In February 2002, we were obliged to acquire by a put option 1,324,054 ordinary shares in Easynet for £20 million. We disputed the legal basis of the put option and entered into litigation with Railtrack Group. In February 2003, the litigation with Railtrack Group was settled and we became beneficial owners of the 1,324,054 Easynet ordinary shares under the put option. Consequently, the £20 million and related impairment have been reflected in equity in loss of affiliates. The put option increased our equity holding to 72.7% and our holding of voting shares to 51.6%. However, under the Articles of Association of Easynet and our relationship agreement with Easynet, our voting rights in Easynet are limited to 49.9%. Accordingly, Easynet applied in April 2003 to the U.K. Listing Authority to cancel the 1,324,054 ordinary shares and non-voting convertible shares have been issued to us in exchange. Since we were not able to exercise control over Easynet at anytime, we continued to account for Easynet using the equity method of accounting.

Results of operations — Consolidated

      The following table presents our results of operations for the three years ended March 31, 2003 prepared in accordance with U.S. GAAP.

	2003		2002		2001
		% of		% of		% of
	£	revenues	£	revenues	£	revenues

	(In millions)
Revenues:
Network Equipment	1,131		1,812		3,268
Network Services	743		969		1,016
Capital	22		465		637

	1,896		3,246		4,921

Direct costs	1,522	80.3%	3,297	101.6%	3,034	61.7%

Gross margin	374	19.7%	(51)	(1.6%)	1,887	38.3%

Selling, general and administrative expenses	356	18.8%	836	25.8%	783	15.9%
Research and development	290	15.3%	525	16.2%	506	10.3%
Amortization of goodwill and intangibles	44	2.3%	436	13.4%	647	13.1%
Business restructuring charges	230	12.1%	396	12.2%	—	—
Impairments of long-lived assets	69	3.6%	3,968	122.1%	—	—
Other (income)/expenses	(7)	(0.4%)	180	5.6%	3	0.1%

Total operating expenses	982	51.7%	6,341	195.3%	1,939	39.4%

Operating loss	(608)	(32.0%)	(6,392)	(196.9%)	(52)	(1.1%)
Other income/(expense):
(Loss)/gain on sales of investments, net	(5)	(0.3%)	89	2.7%	461	9.4%
Impairment of investments	(40)	(2.1%)	—	—	—	—
Other income	34	1.8%	—	—	—	—
Interest expense, net	(284)	(15.0%)	(232)	(7.1%)	(151)	(3.1%)

(Loss)/income from continuing operations before income taxes, minority interests, cumulative effects of changes in accounting principles and extraordinary gain	(903)	(47.6%)	(6,535)	(201.3%)	258	5.2%
Income tax benefit/(provision)	209	11.0%	471	14.5%	(17)	(0.3%)
Equity in net loss of affiliates	(62)	(3.3%)	(196)	(6.0%)	(137)	(2.7%)
Minority interests	—	—	—	—	(3)	(0.1%)

(Loss)/income from continuing operations before cumulative effects of changes in accounting principles and extraordinary gain	(756)	(39.9%)	(6,260)	(192.8%)	101	2.1%
(Loss)/income from discontinued operations	(74)	(3.9%)	(64)	(2.0%)	59	1.2%
Gain on sale of discontinued operations	23	1.2%	248	7.6%	20	0.4%
Extraordinary gain, net of tax of £nil	—	—	166	5.1%	—	—
Cumulative effect of changes in accounting principles	—	—	(240)	(7.4%)	—	—

Net (loss)/income	(807)	(42.6%)	(6,150)	(189.5%)	180	3.7%

Revenues

      The following table sets forth our revenues by geographical region of destination for the three years ended March 31, 2003 as reported under U.S. GAAP:

	2003		2002		2001
		% of		% of		% of
	£	revenues	£	revenues	£	revenues

	(In millions)
United Kingdom	500	26.4%	837	25.8%	1,418	28.8%
Italy	156	8.2%	201	6.2%	197	4.0%
Other	512	27.0%	757	23.3%	1,170	23.8%

Total Europe, Middle East and Africa (EMEA)	1,168	61.6%	1,795	55.3%	2,785	56.6%
United States	519	27.4%	1,064	32.7%	1,560	31.7%
Central and Latin America (CALA)	62	3.3%	118	3.7%	229	4.7%
Other	15	0.8%	39	1.2%	16	0.3%

Total Americas	596	31.4%	1,221	37.6%	1,805	36.7%
Asia-Pacific (APAC)	132	7.0%	230	7.1%	331	6.7%

Total revenues	1,896	100.0%	3,246	100.0%	4,921	100.0%

      Approximately 37%, 24% and 28% of our fiscal 2003 revenues were made in Sterling, Euros and U.S. dollars, respectively as compared with 33%, 21% and 31%, respectively in fiscal 2002, and 39%, 20% and 31%, respectively in fiscal 2001.

      The average currency exchange rates for the Euro to the Sterling were 1.55, 1.63 and 1.63 in fiscal 2003, 2002 and 2001, respectively. The average currency exchange rates for the U.S. dollar to the Sterling were 1.55, 1.43 and 1.48 in fiscal 2003, 2002 and 2001, respectively.

          Comparison of fiscal 2003 to fiscal 2002

      Total revenues of £1,896 million in fiscal 2003 reflected a decrease of £1,350 million or 42% as compared with £3,246 million in fiscal 2002. This decrease, observed across all major geographic zones and product lines, was primarily the result of continued reduced demand in the global market for telecommunications equipment and services, resulting in lower sales in our Network Equipment and Network Services segments. Sales in our Capital segment have also declined substantially since the previous year as a result of business disposals and, in particular, the disposal of Marconi Applied Technologies in fiscal 2003 and Marconi Commerce Systems in fiscal 2002.

      Europe, the Middle East, and Africa (“EMEA”) and the United States were our primary markets on a geographic basis. The majority of our revenues in the EMEA region were generated by our Optical Networks, while revenues in the U.S. were generated by our access, Outside Plant and Power (“OPP”) and Broadband Routing and Switching (“BBRS”) businesses. See the detailed segmental discussion and analysis below.

      Revenues in EMEA, of £1,168 million, fell by £627 million or 35% as compared to £1,795 million in fiscal 2002. A large proportion of this decline related to Optical Networks as telecom operators have maximized utilization in their existing networks to the detriment of new network build. Other types of Network Equipment sales also featured significant declines throughout EMEA, compared to the previous year, in particular access systems in the German market. Sales of Network Services in EMEA also fell from the previous year though were comparatively more robust than Network Equipment sales largely as a result of the phasing of long-term service contracts, particularly in the Middle East and the U.K.

      Revenues in the U.S., of £519 million, fell by £545 million or 51% in fiscal 2003 as compared to £1,064 million in fiscal 2002. A large proportion of the reduction related to the Outside Plant and Power business. As in EMEA, the poor general market conditions have led to substantial reductions in capital expenditure by U.S. telecom operators. U.S. sales of Optical Networks in fiscal 2003 amounted to only £4 million following the Group’s decision to cease development and manufacture of its SONET product range in April 2002.

      Revenues in CALA also witnessed a significant regional reduction in sales as they fell by £56 million or 47% in fiscal 2003 to £62 million as compared to £118 million in fiscal 2002. Sales were down across all products and service activities as a result of the deterioration in economic conditions and currency exchange rates compared to fiscal 2002 and the consequent reductions in capital expenditure by most of the major telecom operators in the region.

      Revenues in APAC, of £132 million, fell by £98 million or 43% in fiscal 2003 as compared to £230 million in fiscal 2002. The main area of decline was Optical Networks, and this was mainly as a result of the lower levels of sales recorded in China following the completion of large network build projects in the region in fiscal 2002. There have also been delays to certain major build projects by a number of the Group’s Chinese customers.

Comparison of fiscal 2002 to fiscal 2001

      Total revenues of £3,246 million in fiscal 2002 decreased by £1,675 million, or 34%, as compared to £4,921 million in fiscal 2001. This decrease was recorded across all of our major geographic regions and was primarily the result of reduced demand in the overall telecommunications industry where capital expenditure was reduced in fiscal 2002 compared to the levels reported in fiscal 2001. Market conditions in the communications market continued to deteriorate throughout fiscal 2002, with the high levels of telecommunications operators’ capital investment in the latter part of the 1990s having proved unsustainable. The combination of a growing number of operators competing for the same customers, overly optimistic expectations for demand growth, and technological improvements contributed to an oversupply of bandwidth. As a result, in calendar year 2001 capital expenditure fell significantly among wire line operators around the world as they focused on their own profitability and cash generation. Every supplier in the communications market was affected by the rapid downturn in demand for telecommunications equipment. The speed of the decline meant that our revenues declined faster than the corresponding cost of goods sold and operating expenses could be reduced.

      The decrease in revenues in the U.K. of £581 million or 41% and other countries in the EMEA region of £409 million or 30% in fiscal 2002 compared to fiscal 2001 was broadly in line with the declining market trend for SDH, the digital transmission standard used throughout Europe. However, this was exacerbated by the more rapid decrease in capital expenditure by our major incumbent customers, for example BT, compared to other operators. This reduction was less pronounced in the other EMEA countries as compared to the U.K. as spending by mainly European operators remained resilient. Access Systems revenues also suffered as legacy contracts were completed and European customers moved away from narrowband products. The decline was partially offset by a slight increase in revenue from maintenance contracts within Network Services. See the further segmental discussion and analysis below.

      This decline in revenues in the Americas of £584 million or 32% in fiscal 2002 compared to fiscal 2001 was primarily due to the decline in sales of access products, which resulted from a general downturn in customer spending and a switch of capital expenditures to broadband access products. The reduction in Network Equipment revenues also had a knock-on effect on Network Services revenues. See the detailed segmental discussion and analysis below.

Gross margin

Comparison of fiscal 2003 to fiscal 2002

      Gross margin of £374 million in fiscal 2003 reflects an increase of £425 million as compared to (£51) million in fiscal 2002. Inventory write-downs and other charges negatively and significantly affected gross margin in fiscal 2002, with approximately £647 million related to inventory write-downs and other charges and an additional £158 million related to manufacturing outsourcing agreements recorded in fiscal 2002. The continuing deterioration in market conditions resulted in an additional £25 million write-down of inventory in fiscal 2003 relative to slow moving and obsolete inventories.

      Excluding these charges of £805 million in fiscal 2002 and £25 million in fiscal 2003, gross margin declined £355 million or 47% in fiscal 2003 as compared to fiscal 2002. This decline resulted primarily from lower sales volumes, particularly for Network Equipment. This was compounded by an unfavorable sales mix where the relatively lower gross margin services business became a higher proportion of the total sales in fiscal 2003. Additionally price erosion had an impact on gross margin, particularly in the European and APAC Network Equipment areas. Partially offsetting these impacts to gross margin were significant cost savings achieved during fiscal 2003 in both the Network Equipment and Network Services segments. These cost savings principally resulted from headcount reductions and facility closures.

Comparison of fiscal 2002 to fiscal 2001

      Gross margin of (£51) million in fiscal 2002 reflects a decrease of £1,938 million, or 102.7%, as compared to £1,887 million in fiscal 2001. As noted above, inventory and other charges negatively and significantly affected gross margins in fiscal 2002, with approximately £647 million related to inventory write-downs and other charges and £158 million related to manufacturing outsourcing agreements. Of the £647 million in inventory and other charges, £556 million represented provisions for slow-moving and obsolete inventory against a number of product lines, primarily Optical Networks products, and £91 million was recorded related to supplier commitments. Of the £158 million charge relative to outsourcing arrangements, £127 million represents additional costs incurred as a result of our decision in fiscal 2002 to outsource certain manufacturing operations to Jabil Circuit, Inc., with the remaining balance of £31 million related to obligations for equipment leasing and supply contracts under minimum purchase agreements, which we committed to in fiscal 2002 as part of our operational reorganization. Excluding this charge of £805 million in fiscal 2002, gross margins declined £1,133 million or 60% in fiscal 2002 as compared with fiscal 2001.

      The Network Equipment and Network Services segments contributed approximately £1.1 billion, or 57%, of the decline in gross margins experienced in fiscal 2002, as compared with fiscal 2001. The lower gross margins were primarily a result of the deterioration in sales volumes discussed above and an unfavorable product mix in fiscal 2002 as compared with 2001. As a strong indication of this mix swing, the relatively lower gross margins services business represented 35% of the combined Network Equipment and Network Services revenue in fiscal 2002 as opposed to only 23% in fiscal 2001. In addition, the speed of this deterioration in revenues was more rapid than our ability to re-scale the cost base of our business, which contributed further to reduced gross margins. Businesses sold in fiscal 2002, including our commerce systems and optical components businesses, resulted in an additional £57 million reduction in gross margins in fiscal 2002 as compared with fiscal 2001.

Operating expenses

Selling, general and administrative expenses

Comparison of fiscal 2003 to fiscal 2002

      Selling, general and administrative expenses of £356 million, or 18.8% of revenues, in fiscal 2003, declined by £480 million or 57% compared with £836 million, or 25.8% of revenues, in fiscal 2002. We achieved significant reductions in annual expenditures through focused headcount reductions, organization consolidation, site rationalization (including the relocation of our U.K. corporate headquarters) and closure of sales offices worldwide. A reduced level of discretionary marketing spend also contributed to lower costs in fiscal 2003. We achieved significant savings across substantially all categories of selling, general and administrative expense in fiscal 2003 as compared with fiscal 2002.

Comparison of fiscal 2002 to fiscal 2001

      Selling, general and administrative expenses of £836 million, or 25.8% of revenues, in fiscal 2002 increased £53 million or 7% as compared with £783 million, or 15.9% of revenues, in fiscal 2001. In fiscal 2002, we recorded a provision for doubtful accounts of £175 million in response to the deteriorating telecommunications market conditions, which affected the creditworthiness of some of our customers. Offsetting this provision of £175 million were reductions in expense in fiscal 2002, which we achieved primarily through headcount reductions. The increase in selling, general and administrative expenses in fiscal 2002 as a percentage of revenues is primarily the result of the decline in our revenues, which was more rapid than our ability to re-scale the cost base of our business. Additionally, offsetting selling, general and administrative expenses in fiscal 2001 were a legal claim settlement and an adjustment of insurance-related obligations. In addition, charges of £26 million related to compensatory stock option plans increased £19 million in fiscal 2002, compared to a charge of £7 million in fiscal 2001.

Research and development

Comparison of fiscal 2003 to fiscal 2002

      Research and development expenses of £290 million, or 15.3% of revenues, in fiscal 2003 decreased £235 million or 44.8% as compared with £525 million or 16.2% of revenues in fiscal 2002. The majority of the cost savings have been achieved as a result of headcount reductions and significant site rationalization, consolidation and closure initiatives, particularly in Europe, the U.S., Canada and Israel. Other factors contributing to the overall reduction in R&D expenditure included lower levels of third party and materials spend, continued reductions in the level of depreciation as a result of the write-down of development and test models relating to well-established or discontinued products and lower levels of capital expenditures. Optical Networks remained the key focus of our R&D investment, accounting for 40% of total Network Equipment and Network Services R&D expenses in fiscal 2003 as compared with 34% of total Network Equipment and Network Services R&D expenses in fiscal 2002. European Access, North American Access and BBRS accounted for 19%, 5% and 23% of Network Equipment and Network Services R&D spend in fiscal 2003 as compared with 22%, 9%, and 23% of Network Equipment and Network Services R&D spend in fiscal 2002, respectively, with greater than 50% of these expenditures focused on the further development of our multi-service core switch-router, the BXR-48000. The remaining 13% of our R&D expenses incurred in fiscal 2003 related mainly to OPP and wireless software developments within Network Services.

Comparison of fiscal 2002 to fiscal 2001

      R&D expenses of £525 million, or 16.2% of revenues, in fiscal 2002 increased £19 million, or 3.8%, as compared with £506 million, or 10.3% of revenues, in fiscal 2001. The increase was primarily a result of the BBRS and Optical Networks businesses, which increased by £22 million and £27 million, respectively, in fiscal 2002 as compared with fiscal 2001. These increases were driven by the development and launch of key products such as the BXR 48000 multi-service core switch, new additions to the SmartPhoniX range of equipment, notably ultra long haul and metro DWDM product ranges, as well as further development of SDH technology to produce a fourth generation SDH multiplexer. Partially offsetting these increases was a £37 million reduction in research and development expenditure within our access business, which was part of our strategy to increase focus on certain broadband access product lines, primarily fixed wireless access and the recently launched access hub. We terminated expenditure on areas such as Skyband WipLL.

Amortization of goodwill

Comparison of fiscal 2003 to fiscal 2002

      Effective April 1, 2002, we discontinued amortizing goodwill upon the adoption of Statement of Financial Accounting Standard No. (“SFAS”) 142. As a result, there was no amortization expense in fiscal 2003 as compared with £393 million or 12.1% of revenues in fiscal 2002.

Comparison of fiscal 2002 to fiscal 2001

      Goodwill amortization expense of £393 million or 12.1% of revenues in fiscal 2002 decreased £212 million or 35% as compared with £605 million or 12.3% of revenues in fiscal 2001. The decrease was primarily a result of impairments recorded in fiscal 2002, which reduced the carrying value of goodwill and the resulting amortization expense.

Amortization of intangibles

Comparison of fiscal 2003 to fiscal 2002

      Intangible asset amortization expense of £44 million or 2.3% of revenues in fiscal 2003 increased by £1 million, or 2.3%, as compared with intangible assets amortization expense of £43 million or 1.3% of revenues in fiscal 2002.

Comparison of fiscal 2002 to fiscal 2001

      Intangible asset amortization expense of £43 million or 1.3% of revenues in fiscal 2002 increased by £1 million, or 2.4%, as compared with intangible amortization expense of £42 million or 0.8% of revenues in fiscal 2001.

Business restructuring charges

Comparison of fiscal 2003 to fiscal 2002

      Business restructuring charges of £230 million or 12.1% of revenues in fiscal 2003 decreased £166 million or 42% as compared to £396 million or 12.2% of revenues in fiscal 2002. Of the £230 million amount recorded in fiscal 2003, £128 million related to employee severance, £36 million to site rationalization and £73 million to advisors fees incurred and accrued to complete our group’s financial restructuring. These charges were partially offset by the favorable settlement of litigation relating to an information technology systems implementation.

      The following table summarizes the activity relative to business restructuring charges reflected as charges to operating expenses in fiscal 2003 and the balances remaining in other liabilities at March 31, 2003:

	Utilized
	Balance at	Charged			Balance at
	March 31,	in fiscal	Net cash	Non cash	March 31,
(in millions)	2002	2003	Payments	Movement	2003

	£	£	£	£	£
Business restructuring costs:
Employee severance	30	128	148	—	10
Site rationalization	40	36	30	—	46
Contractual commitments and other restructuring	13	—	—	10	3
Systems implementation	24	(7)	17	—	—
Advisor fees	—	73	63	—	10

Total	107	230	258	10	69

•	Employee severance

      As a consequence of our objective to further reduce our annual operating cost base, we recorded a charge of £128 million during fiscal 2003 associated with redundancy payments for approximately 7,500 employees. Approximately 500 employees are expected to leave in fiscal 2004. Marconi Corporation plc expects to make cash payments in fiscal 2004 with respect to the balance of the unused charged amount remaining at March 31, 2003.

•	Site rationalization

      We recorded a charge of £36 million in fiscal 2003 relative to site rationalization representing additional costs associated with closing and consolidating various sites around the world as part of our business reorganization. In fiscal 2002, we recorded a charge of £40 million. These site closures and consolidations were all commenced prior to December 15, 2002.

•	Contractual commitments and other restructuring

      During fiscal 2002, we recorded a charge of £46 million in respect of other costs associated with our business reorganization program. We made cash payments of £26 million during fiscal 2002 and recorded a non-cash charge of £7 million, leaving a balance at March 31, 2002 of £13 million. Of this balance, non-cash costs of £10 million have been charged during fiscal 2003 leaving a balance of £3 million at March 31, 2003. Marconi Corporation plc expects to make cash payments in fiscal 2004 with respect to the balance of the unused charged amount remaining at March 31, 2003.

•	Systems implementation

      As discussed below, we had planned to implement a new global information technology system. However, in light of our revised trading outlook and our continued focus on cost reduction, we terminated the implementation in fiscal 2002. During fiscal 2003, we revised our previous estimate of the overall costs, leading to the release of £7 million from the amounts accrued in fiscal 2002.

•	Advisor fees

      The charge of £73 million that we recorded in fiscal 2003 relative to advisor fees represents charges from our external advisors with respect to our financial restructuring and administration of Marconi plc. We made cash payments totaling £63 million during fiscal 2003 and a balance of £10 million remains at March 31, 2003. We expect to make cash payments in fiscal 2004 with respect to the balance of the unused charged amount remaining at March 31, 2003. We expensed additional amounts of approximately £39 million as incurred during fiscal 2004 but prior to the effective date of the restructuring.

Comparison of fiscal 2002 to fiscal 2001

      Business restructuring charges were £396 million or 12.2% of revenues in fiscal 2002, as compared with business restructuring charges of £nil in fiscal 2001. As a result of the sudden and significant downturn in market conditions in the global telecommunications markets in 2001, in the first half of fiscal 2002 we announced plans to reorganize our group into the two main reporting divisions (Core and Capital), reduce our debt and reduce our operating cost base. As a result, in fiscal 2002 approximately 10,000 employees left the group under voluntary redundancy arrangements, we closed and consolidated various sites around the world, and we discontinued implementation of a new information technology system.

      Of the £396 million recorded in fiscal 2002, charges of £237 million related to employee severance, £40 million related to site rationalization, £46 million related to contractual commitments and other restructuring charges and £73 million related to costs for the discontinuance of the information technology systems implementation.

      The following table summarizes the activity relative to business restructuring charges reflected as charges to operating expenses in fiscal 2002 and the balances remaining in other liabilities at March 31, 2002:

	Utilized
	Charged			Balance at
	in fiscal	Net cash	Non cash	March 31,
(in millions)	2002	payments	movement	2002

	£	£	£	£
Business restructuring costs:
Employee severance	237	207	—	30
Site rationalization	40	—	—	40
Contractual commitments and other Restructuring	46	26	7	13
Systems implementation	73	49	—	24

Total	396	282	7	107

•	Employee severance

      In fiscal 2002, we recorded a charge of £237 million to reflect the cost associated with voluntary redundancy payments for approximately 10,000 employees. We made cash payments of £207 million in fiscal 2002.

•	Site rationalization

      The charge of £40 million in respect of site rationalization in fiscal 2002 represents costs associated with closing and consolidating various sites around the world as part of our business reorganization.

•	Contractual commitments and other restructuring

      During fiscal 2002, we recorded a charge of £46 million in respect of other costs associated with our business reorganization program. We made cash payments of £26 million during fiscal 2002 and recorded a non-cash charge of £7 million, leaving a balance at March 31, 2002 of £13 million.

•	Systems implementation

      During fiscal 2002, we planned to implement a new global information technology system. In light of our revised trading outlook and our continued focus on costs reduction, we terminated the implementation. The £73 million charge represents £43 million of capitalized external consultancy costs associated with the implementation, £24 million of hardware and software costs expensed, and £6 million of other associated costs of the project. We made cash payments of £49 million in fiscal 2002.

Impairment of long-lived assets

Comparison of fiscal 2003 to fiscal 2002

      During fiscal 2003, we recorded a charge of £69 million related to the impairment of property, plant and equipment as compared with a charge of £154 million in fiscal 2002. There was no impairment of goodwill or intangibles in fiscal 2003 as compared with a charge of £3,814 million in fiscal 2002.

Comparison of fiscal 2002 to fiscal 2001

      During fiscal 2002, we recorded a charge for the impairment of assets of £3,814 million related to goodwill and intangibles and £154 million related to property, plant and equipment, primarily related to Fore Systems Inc. (£2,152 million), Reltec Corporation (£951 million) and Metapath Software International, Inc. (£336 million). The balance of the charge of £529 million related to a number of smaller, prior-year acquisitions, none individually significant. We did not record any charges for asset impairment in fiscal 2001.

(Loss)/gain on sales of investments

Comparison of fiscal 2003 to fiscal 2002

      We recorded a loss on the sale of investments of £5 million or 0.3% of revenues in fiscal 2003 as compared with a gain of £89 million or 2.7% of revenues in fiscal 2002. In fiscal 2002, we recognized gains of £282 million on the disposal of our investments discussed below. These gains were partially offset by charges of £154 million also discussed below.

Comparison of fiscal 2002 to fiscal 2001

      Gains on the sale of investments of £89 million or 2.7% of revenues in fiscal 2002 decreased £372 million or 81% as compared with £461 million or 9.4% of revenues in fiscal 2001. In fiscal 2002, we recognized gains on the disposal of our investments in Lottomatica S.p.A., General Domestic Appliances, Siemens Telcommunications Pty Ltd, ipsaris Limited and our remaining stake in Alstom of approximately £282 million in total. These gains were partially offset by charges of £154 million related to other investments including NetDecisions Holdings Limited, Easynet Group plc and Atlantic Telecom Group plc. In fiscal 2001, we recognized a net gain of £390 million on the disposal of an 18% interest in Alstom. In addition, we recognized net gains in the amount of £71 million on businesses disposed of in fiscal 2001 including Avery Berkel and Woods Air Movement.

Impairment of investments

      We recorded a charge of £40 million or 2.1% of revenues in fiscal 2003 as compared with £nil in fiscal 2002. This charge related to declines in the value of equity securities, primarily our holdings in Arraycom and Bookham Technology, of £38 million that we judged to be other than temporary and a charge of £2 million relating to the carrying value of investments in affiliates.

Other income

      We recorded a gain of £34 million or 1.8% of revenues in fiscal 2003 related to adjustments to purchase consideration in respect of prior acquisitions.

Interest expense, net

Comparison of fiscal 2003 to fiscal 2002

      Net interest expense of £284 million or 15.0% of revenues in fiscal 2003 increased £52 million or 22% as compared to £232 million or 7.1% of revenues in fiscal 2002. The charge in fiscal 2003 related primarily to interest on our bonds and syndicated bank debt of £261 million. This amount included £113 million of accrued but unpaid interest that was subsequently included as claims in our scheme of arrangement and compromised in our financial restructuring. The interest charges were partly offset by net interest received on deposits, insurance and a tax refund.

Comparison of fiscal 2002 to fiscal 2001

      Net interest expense of £232 million or 7.1% of revenues in fiscal 2002 increased £81 million or 53.6%, from £151 million or 3.1% of revenues in fiscal 2001. This increase was the result of higher average borrowings during fiscal 2002 compared to fiscal 2001 and a full year of interest charges related to our yankee bonds in fiscal 2002. Interest expense in both fiscal 2002 and fiscal 2001 was primarily related to our euro and yankee bonds, which we issued in March 2000 and September 2000, respectively.

Income tax expense

Comparison of fiscal 2003 to fiscal 2002

      In fiscal 2003, our effective income tax rate was 23.1% compared to the U.K. statutory rate of 30%. This difference was primarily due to net non-deductible expenses (£30 million) such as business restructuring charges and a gain related to adjustments to purchase considerations in respect of prior acquisitions. This amount was partially offset by the release of tax provisions in respect of prior years following progress to resolve historic U.S. and U.K. tax issues and audits. In addition, the valuation allowance recorded against losses and other deferred tax assets increased by £126 million to £841 million.

      In comparison, the fiscal 2002 effective income tax rate was negative 7.2% compared to the U.K. statutory rate of 30%. The effective income tax rate in fiscal 2002 is explained below.

Comparison of fiscal 2002 to fiscal 2001

      In fiscal 2002, the effective income tax rate was negative 7.2% compared to the U.K. statutory rate of 30%. This was primarily due to non-deductible goodwill amortization and goodwill impairment charges of £1,276 million and a valuation allowance recorded against losses and other deferred tax assets of £715 million. These amounts were partially offset by the benefit of non-UK tax rate differences (£177 million), taxes recorded on items no longer considered permanently reinvested (£63 million), and other non taxable items (£242 million) such as book gains versus taxable gains and a U.S. GAAP difference relating to the treatment of realized gains and losses on the sale of investments that attracts no additional tax. The fiscal 2001 effective rate was 6.6% compared to the U.K. statutory rate of 30%. The main reason for the difference was a book gain versus taxable gain (£100 million), income from investments, which attracts no additional U.K. tax (£10 million), and a benefit for the impact of non-UK tax rate differences (£33 million). These amounts were partially offset by the tax effect of non-deductible goodwill amortization (£93 million) and taxes recorded on items no longer considered permanently reinvested (£39 million).

Equity in loss of affiliates

Comparison of fiscal 2003 to fiscal 2002

      We recognized a loss on equity in loss of affiliates of £62 million or 3.3% of revenues in fiscal 2003 as compared with a loss of £196 million or 6.0% of revenues in fiscal 2002. This loss in fiscal 2003 relates primarily to losses in Easynet (£22 million) and losses in joint ventures of £40 million. The loss of £196 million or 6.0% of revenues in fiscal 2002 was primarily a result of our share of the net losses in Easynet. As at December 31, 2002, Easynet had net liabilities under U.S. GAAP of which our share was approximately £40 million. Since we have no commitment to provide further financing to Easynet, we discontinued recording our share of Easynet’s losses once we reduced the carrying value of our investment to £nil.

Comparison of fiscal 2002 to fiscal 2001

      We recognized a loss on equity in loss of affiliates of £196 million or 6% of revenues in fiscal 2002 as compared with a loss of £137 million or 2.8% of revenues in fiscal 2001. In fiscal 2002, the equity in loss of affiliates recognized was primarily our share of the net losses in Easynet, which we acquired in July 2001. In fiscal 2001, the equity in loss of affiliates was primarily due to a loss of £146 million, representing our share of the losses in Alstom at September 30, 2000, the date for which the most recent U.S. GAAP financial data was available prior to our disposal of the majority of our holdings in Alstom in February 2001.

Minority interest

      In fiscal 2003, minority interest was £nil representing no change from fiscal 2002. In fiscal 2002, minority interest of £nil decreased by £3 million from £3 million in fiscal 2001. The decrease resulted from the recognition of the net losses in businesses in which there was a minority shareholding.

Extraordinary items

      The extraordinary gain of £166 million in fiscal 2002 relates to the repurchase of approximately Euro 325 million of euro-bonds and U.S.$261.1 million of yankee bonds previously issued by Marconi Corporation plc. The bonds had a fair value (after unamortized discount) at repurchase of approximately £375 million. There were no repurchases in fiscal 2003 or fiscal 2001.

Cumulative effect of changes in accounting principles

      At March 31, 2001, the Marconi Employee Trust had entered into various agreements to purchase shares of Marconi plc’s common stock from various counter parties in order to satisfy market purchase obligations related to share option plans. The contracts were recorded in temporary equity at an amount equivalent to the net cash settlement of the shares outstanding under the contracts at March 31, 2001. On June 30, 2001, we adopted Emerging Issues Task Force (EITF) No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, which requires such instruments to be marked to market and the obligations recorded as a liability. As a result, we recorded a cumulative effect of change in accounting principle of £240 million related to the loss on such instrument as of the implementation date in fiscal 2002 (June 30, 2001), which was previously recorded within additional paid in capital.

      Subsequent to the implementation date, we recorded additional market losses of £95 million from the implementation date up to March 31, 2002 in other expenses in the statement of operations. There were no additional market losses recognized in fiscal 2003.

Results of operations — Segmental

      The requirements of U.S. GAAP applied to our group resulted in us preparing our discussion and analysis of segment results using information prepared in accordance with U.K. GAAP. The U.S. Financial Accounting Standards Board standard — Statement of Financial Accounting Standards No. 131 — “Disclosure about Segments of an Enterprise and Related Information” requires us to determine and review our segments as reflected in the management information systems reports that our managers use in making decisions. As we are an English company and we prepare our consolidated statutory financial statements under U.K. GAAP, our chief operating decision maker evaluates our segment performance using U.K. GAAP measures. Therefore, we have presented our discussion and analysis of segment revenues and operating (loss)/profit below based upon information prepared in accordance with U.K. GAAP.

      A reconciliation of revenue and segment operating (loss)/profit as reported under U.K. GAAP to the amounts presented in accordance with U.S. GAAP is set out in note 9 of the notes to our consolidated financial statements contained elsewhere herein.

Segmental revenues (U.K. GAAP)

      The following table presents our revenues by product area in accordance with U.K. GAAP for the three years ended March 31, 2003:

	2003		2002		2001
		% of		% of		% of
	£	revenues	£	revenues	£	revenues

	(In millions)
Network Equipment:
Optical Networks	439	23.4%	737	26.6%	1,408	32.2%
BBRS	142	7.6%	209	7.5%	427	9.8%
European Access(1)	258	13.8%	361	13.0%
North American Access(1)	95	5.1%	121	4.4%	1,524	34.8%
Outside Plant & Power(1)	140	7.5%	247	8.9%
Other Network Equipment(1)	57	3.0%	129	4.7%

Total	1,131	60.4%	1,804	65.1%	3,359	76.8%
Network Services:
IC&M	370	19.7%	528	19.0%	656	15.0%
VAS	373	19.9%	441	15.9%	360	8.2%

Total	743	39.6%	969	34.9%	1,016	23.2%

Total Network Equipment and Network Services revenues	1,874	100.0%	2,773	100.0%	4,375	100.0%
Capital	40		390		540
Discontinued	88		1,404		2,027

Total revenues	2,002		4,567		6,942

(1)	In fiscal 2003, we realigned our Network Equipment businesses. As a result, comparative information for certain businesses is not available for fiscal 2001. For those businesses, changes from fiscal 2001 to fiscal 2002 are discussed below in the aggregate.

Comparison of fiscal 2003 to fiscal 2002

Network Equipment

      Overall, Network Equipment revenues in fiscal 2003 of £1,131 million, or 60.4% of total Network Equipment and Network Services revenues in fiscal 2003, decreased £673 million or 37.3%, as compared with £1,804 million or 65.1% of total Network Equipment and Network Services revenues in fiscal 2002.

•	Optical Networks

      Optical Networks is comprised of our range of SDH and DWDM transmission equipment as well as our network management systems. During fiscal 2003, 75% of Optical Network sales were generated in EMEA, 18% in APAC, 6% in CALA and only 1% in the United States following our decision to cease the development and manufacture of our SONET product range in April 2002.

      Optical Networks revenues in fiscal 2003 were £439 million, or 23.4% of total Network Equipment and Network Services revenues in fiscal 2003, a decline of £298 million or 40.4% compared with £737 million, or 26.6% of total Network Equipment and Network Services revenues in fiscal 2002. The main reason for this decline was the fall in sales of SDH equipment as telecom operators reoriented their reduced capital expenditure budgets away from the core of their networks towards the access space. Sales of SDH and, increasingly, next generation SDH products have been concentrated on in-fill of existing networks, particularly in the metro areas. Sales of DWDM have also decreased largely due to the completion of major customer roll outs in the previous year, particularly in Italy, with no significant new deployments of DWDM equipment initiated by our customers during the year.

      EMEA accounted for over two thirds of the decline in Optical Networks sales from fiscal 2002 to fiscal 2003. In the U.K., the lower level of demand from BT has combined with the financial difficulties faced by many second tier operators to lead to a reduction in revenues. Market volumes remained relatively stable in Italy although we have experienced some increased pricing pressure in this territory, while elsewhere in Europe major operators cut capital expenditure budgets during fiscal 2003 as they continued to focus on debt reduction.

•	BBRS

      BBRS is primarily comprised of sales of multi-service products such as the ASX-4000 multi-service core switch and the smaller ASX and TNX edge switches and a range of legacy ATM switching and routing products designed for enterprise customers. It also includes initial sales of our new BXR-48000. BBRS service revenues are included in Network Services. During fiscal 2003, 65% of BBRS equipment sales were made in the U.S., 17% in EMEA, 13% in APAC and 5% in CALA.

      BBRS revenues in fiscal 2003 were £142 million or 7.6% of total Network Equipment and Network Services revenues in fiscal 2003, a decline of £67 million or 32% as compared to £209 million or 7.5% of total Network Equipment and Network Services revenues in fiscal 2002.

      Sales in fiscal 2003 to the U.S. Federal Government increased slightly compared to fiscal 2002, but sales in the U.S. declined overall. This was a result of a lower level of sales to enterprise customers as we have increased our commercial and technical resources on the service provider market, where capital expenditure constraints have reduced the number of significant new business opportunities during the current fiscal year. The U.S. Federal Government remains the largest single customer of our BBRS equipment.

•	European Access

      Our European Access business is comprised of four main sub-groupings: Fixed Wireless Access (33% of fiscal 2003 European Access revenues), Voice Systems (27%), Access Hub (13%) and other country-specific mature access products (27%). EMEA accounted for 84% of European Access revenues in fiscal 2003, with APAC and CALA representing the balance of revenues.

      In fiscal 2003, European Access revenues of £258 million or 13.8% of total Network Equipment and Network Services decreased £103 million or 28.5% as compared with revenues of £361 million or 13% of total Network Equipment and Network Services in fiscal 2002.

      Reductions in capital spending by a number of European Access customers, particularly second-tier operators in the United Kingdom and Germany, as well as rationalization of our legacy product lines were the primary reasons behind this decline. Sales of Voice Systems were down as a result of the completion of a significant software upgrade in the final quarter of the previous year, and sales of Fixed Wireless Access fell as many European wireless operators deferred the roll-out of 3G mobile networks. These reductions more than offset a strong increase in sales of our new Access Hub product platform, where we had already recorded a number of significant frame contract wins, particularly in Italy and South Africa.

•	North American Access

      Our North American Access business comprises a portfolio of copper and fiber based digital loop carrier equipment designed specifically for the U.S. market. Prior to the effectiveness of our financial restructuring we were managing this business for value and ultimately for disposal. In fiscal 2003, North American Access revenues of £95 million or 5.1% of total Network Equipment and Network Services revenues declined £26 million or 21% as compared with £121 million or 4.4% of total Network Equipment and Network Services revenues in fiscal 2002.

•	OPP

      OPP is comprised of sales of connection, protection and enclosure products for the outside portion of access networks as well as sales of power equipment to telecom service providers and original equipment manufacturers. OPP service revenues are included in Network Services. The U.S. accounted for 91% of OPP equipment sales during fiscal 2003, with the balance generated in CALA. Prior to the effectiveness of our financial restructuring we were managing this business for value and ultimately for disposal.

      In fiscal 2003, sales of OPP equipment amounted to £140 million or 7.5% of total Network Equipment and Network Services revenues, a decline of £107 million or 43% compared with £247 million or 8.9% of total Network Equipment and Network Services revenues in fiscal 2002. This decline resulted from significant reductions in capital spending by U.S. customers as well as the difficult market conditions in CALA, particularly in the early part of fiscal 2003

•	Other Network Equipment

      Other Network Equipment is comprised primarily of sales of our Interactive Systems activity as well as legacy operations in APAC and EMEA. Revenues of £57 million or 3.0% of total Network Equipment and Network Services revenues in fiscal 2003 declined £72 million or 56% as compared with £129 million or 4.7% of total Network Equipment and Network Services revenues in fiscal 2002.

Network Services

      Network Services revenues of £743 million or 39.6% of total Network Equipment and Network Services revenues in fiscal 2003 decreased £226 million or 23.3% as compared with £969 million in fiscal 2002 or 34.9% of total Network Equipment and Network Services revenues. EMEA and the U.S. accounted for 66% and 29%, respectively, of the Network Services revenues in fiscal 2003, while the balance was split relatively equally between APAC and CALA.

•	IC&M

      IC&M sales are directly related to the installation, commissioning and maintenance portion of our Network Equipment products. IC&M revenues in fiscal 2003 were £370 million or 19.7% of total Network Equipment and Network Services revenues, a decline of £158 million or 30% compared with £528 million or 19% of total Network Equipment and Network Services revenues in fiscal 2002. The primary reason for the decline in revenues resulted from the lower Network Equipment revenues in both EMEA and the U.S., discussed above.

•	VAS

      During fiscal 2003, VAS revenues were comprised of three main activities:

•	Integrated systems, which provided integrated network solutions to non-telecom customers including government, transport and utility organizations;

•	BBRS services; and

•	Wireless services which, for reporting purposes, consolidates our wireless network planning activities worldwide.

      VAS revenues in fiscal 2003 were £373 million or 19.9% of total Network Equipment and Network Services revenues in fiscal 2003, a decline of £68 million or 15% compared with £441 million or 15.9% of total Network Equipment and Network Services revenues in fiscal 2002. Almost 75% of the decline in fiscal 2003 as compared to fiscal 2002 related to sales generated by businesses disposed during fiscal 2003, particularly Systems Management Specialists, Inc.

      The proportionally lower reduction in revenues in fiscal 2003 compared to many of the other areas of our total Network Equipment and Network Services businesses is principally due to the long-term project nature of this business and our strong customer relationships outside the telecommunications industry, including government agencies, selected large enterprise customers and public utilities.

          Capital

      Total Capital revenue of £40 million in fiscal 2003 decreased £350 million or 89.7% as compared with £390 million in fiscal 2002. The decrease in revenue is primarily related to discontinued operations with the disposal of the GDA joint venture, which accounted for a decrease of £257 million.

Comparison of fiscal 2002 to fiscal 2001

          Network Equipment

      Network Equipment revenues of £1,804 million or 65.1% of total Network Equipment and Network Services revenues in fiscal 2002 decreased by £1,555 million, or 46.3%, as compared with £3,359 million or 76.8% of total Network Equipment and Network Services revenues in fiscal 2001.

•	Optical networks

      Optical networks’ revenues of £737 million or 26.6% of Network Equipment and Network Services revenues in fiscal 2002 decreased by £671 million, or 47.7% as compared to £1,408 million or 32.5% of Network Equipment and Network Services revenues in fiscal 2001. The decrease was due to the significant fall in sales of SDH equipment, which accounted for around 85% of total optical networks sales in fiscal 2002.

      Optical networks’ revenues of £404 million decreased by £227 million, or 36%, in the period to September 30, 2001 as compared to £631 million for the period to September 30, 2000. The U.K. market was hardest hit mainly due to the significant reduction in spending by U.K. second operators although sales to BT were also down in the period. Sales of lower capacity SDH products (the digital transmission standard used throughout Europe) accounted for over 75% of total optical networks revenues in the first half of fiscal 2002 as telecom operators sought to maximize utilization in their existing networks rather than proceeding with new build. However, sales of these products had decreased 47% in the period compared to the same period in the previous year as a result of the overall slowdown in demand for network equipment.

      We launched our portfolio of DWDM equipment during the first half fiscal 2001 and these products continued to gain market acceptance. New orders were received in China from China Railway for its Northwest Ring project. Sales of DWDM equipment were sustained during the first half of fiscal 2002 at a comparable level to the second half of fiscal 2001 of over £50 million.

      Optical networks’ revenues of £333 million decreased £444 million, or 57.1%, in the second half of the year compared to £777 million in the second half of fiscal 2001. Sales of SDH equipment continued to decline broadly in line with the overall market trend for SDH. This decline was offset by increasing DWDM sales which were a result of the first shipments of DWDM equipment to Telecom Italia under the exclusive 5-year frame contract awarded to us in November 2000, and a number of new customer frame contracts including Vodafone-Omnitel and Fibernet.

      In addition, during the second half of the year, we made shipments of ultra-broadband DWDM equipment to BT under the 5-year frame contract that we entered into in April 2001. Given the nature of this contract, revenue relating to ultra-broadband products will be recognized when the circuits provided by this equipment are utilized. As none of the circuits were utilized prior to March 31, 2002, no revenues associated with these shipments were recognized during fiscal 2002.

      The underlying decline was broadly in line with the overall market trend for SDH, but was exacerbated by the phasing of capital expenditure of our major incumbent customers, who have decreased spend more rapidly and ahead of other operators. The latter tend to be customers of our competitors. Fluctuations in foreign exchange rates also decreased revenues for the full year by £9 million.

•	BBRS

      BBRS revenues of £209 million or 7.5% of total Network Equipment and Network Services revenues in fiscal 2002 decreased £218 million, or 51.1%, as compared with £427 million or 9.9% of total Network Equipment and Network Services revenues in fiscal 2001. Like-for-like revenues decreased by £222 million, due to lower sales volumes to both enterprise and telecom service provider customers.

      BBRS revenues of £113 million decreased by £128 million, or 53.1%, million in the period to September 30, 2001 compared to the same period in the previous fiscal year. Sales to internet service providers and competitive local exchange carriers, the traditional service provider customers of this business, declined as they reduced their capital outlays and were not replaced as rapidly as we anticipated by sales to established operators who have longer sales cycles. This affected our EMEA, North America and CALA markets. Sales in Asia-Pacific increased in the first half of fiscal 2002 compared to the similar period in fiscal 2001 as a result of new contracts with Telecom Malaysia and CHT (Taiwan). We also made the first shipments of our MPLS products during the first half of fiscal 2002.

      BBRS revenues of £96 million decreased by £90 million, or 48.4%, in the second half of fiscal 2002 compared to £186 million in the same period of fiscal 2001. This was also down 15% on the revenues achieved in the first half of fiscal 2002. The main reasons for this decline were the continuing capital expenditure restrictions within the competitive local exchange carriers and internet service providers, combined with the impact of focusing the business towards customers requiring carrier-class networks. In addition, we have historically sold a third party’s broadband switching equipment into the U.K. market under an original equipment manufacturer’s (OEM) distribution agreement. Sales under this agreement declined during the year as a result of reduced customer spending and the impact of the pending termination of this contract during the first half of fiscal 2003.

      In line with our strategy adopted in fiscal 2002, we began focusing technical and commercial resources within BBRS towards customers requiring carrier-class networks, namely telecommunications service providers and selected enterprise customers such as governments and armed forces who require more resilient switching capacity. We shipped enterprise products to a number of customers in the year, including the U.S. Federal Government and Delta Airlines.

•	Access systems and other Network Equipment

      Access system revenues and other network equipment revenues of £858 million or 30.9% of total Network Equipment and Network Services revenues in fiscal 2002 decreased by £666 million, or 43.7%, in fiscal 2002 as compared to £1,524 million or 34.8% of total Network Equipment and Network Services revenues in fiscal 2001. The decrease occurred equally across OPP, voice systems, narrowband access products, and other network equipment. Other Network Equipment relates primarily to our legacy operations in South Africa and Hong Kong.

      Broadband access revenues decreased 15.6% to £65 million in the period to September 30, 2001 compared to the same period in the previous fiscal year. Revenues were down markedly in EMEA and North America as network operators, in particular Bell South, deferred deployment of next-generation fiber solutions for economic reasons and instead rolled out lower volumes of mature access products such as copper and fiber digital loop carriers. Sales in CALA and Asia-Pacific remained stable with new contract wins for fiber-based products in Australia and wireless access systems in Japan. Revenues in the second half of the fiscal year increased slightly on the first half to £80 million and increased £12 million, or 17.6%, compared to the second half of fiscal 2001. Second half revenues were helped by increasing sales of our access hub products and broadband point-to-point radio systems, particularly to German mobile operators for use in 2.5G and 3G networks. First sales of access hubs were also made to Telecom Italia and Telkom South Africa.

      In narrowband access, which includes our outside plant and power and mature access products, revenues decreased 38.2% to £345 million in the period to September 30, 2001 compared to the same period in the previous fiscal year. Outside plant and power revenues, which accounted for 45% of narrowband access systems sales, decreased as a result of a general slowdown in the market for telecoms equipment and were particularly affected by the rapid decline in the North American emerging carrier market. Sales of our mature access products, including our copper and fiber-based DISC*S access platform, decreased during the first half as a result of capital expenditure reductions amongst North American incumbent local exchange carriers, particularly Bell South and Sprint. Revenues in the second half of the fiscal year decreased by £430 million, or 64.3%, to £239 million compared to the same period in the previous year, and decreased by £106 million, or 30.7%, compared to the first half of the fiscal year. The continuing decline in capital expenditure affected the outside plant and power and mature access businesses. Mature access sales within our U.K. based voice systems business were further affected as capital expenditure was switched away from narrowband access to broadband access products and as a result, completion of previously awarded contracts was not replaced by new contracts.

Network Services

      Network Services revenues of £969 million in fiscal 2002 decreased by £47 million, or 4.6%, as compared with £1,016 million in fiscal 2001.

•      IC&M

      IC&M revenues decreased by £4 million, or 1.5%, to £271 million in the first half of fiscal 2002 compared to £275 million for the same period in the previous year. However, IC&M sales were down by £110 million, or 28.9%, compared to the second half of fiscal 2001. The sequential decrease compared to the second half of fiscal 2001 was due to the reduction in installation and commissioning work following the decline in expenditure on network equipment. This decline was offset by an increase in maintenance services as operators sought to maximize the utilization of their existing networks. Revenues in the second half of fiscal 2002 were £257 million, a decrease of £124 million, or 32.5%, compared to the second half of fiscal 2001. This represents a sequential decrease of £14 million, or 5.2%, compared to the revenues achieved in the first half of fiscal 2002. This further decline was the result of the continued downturn in expenditure on network equipment, which was partially offset by a slight increase in demand for cable installation in the U.K.

•	VAS

      VAS revenues of £234 million increased by £89 million, or 61.3%, in the first half of fiscal 2002 compared to £145 million for the same period in the previous year. £36 million of this increase came from the acquired businesses such as MSI, APT (both acquired in fiscal 2001) and Northwood Technologies (acquired in fiscal 2002). Excluding the effects of these acquisitions, the key driver of the organic growth was wireless services across all regions but particularly in EMEA and North America. Growth in wireless “acquire, design and construct” services have been driven by the increased difficulty for operators to secure new radio sites and increased demand for wireless network consultancy services as operators maximize efficiency in their existing networks and begin to plan for 2.5G and 3G networks. Revenues in the second half of fiscal 2002 were £207 million, a decrease of £8 million, or 3.7%, on the comparable period of fiscal 2001, and a £27 million, or 11.5%, decrease compared to the first half of fiscal 2002. Second half fiscal 2002 revenues were reduced following a decrease in wireless network planning and software sales after the higher volumes in the first half. This was primarily a result of delayed 3G network rollouts.

Capital

      Total Capital revenue of £390 million in fiscal 2002 decreased £150 million or 27.8% as compared with £540 million in fiscal 2001. The decrease in revenue is primarily related to discontinued operations.

Segmental operating (loss)/profit (U.K. GAAP)

      The table below presents a summary of U.K. GAAP segmental operating (loss)/profit (defined as operating (loss)/profit before goodwill amortization and U.K. GAAP operating exceptional segmental items). A reconciliation of U.K. GAAP segmental operating (loss)/profit to operating (loss)/profit on a U.S. GAAP basis together with a description of the differences between U.K. and U.S. GAAP is presented in note 9 of the notes to our consolidated financial statements contained elsewhere herein.

	2003	2002	2001

	£	£	£

	(in millions)
Network Equipment	(259)	(464)	442
Network Services	52	35	102
Capital	(107)	(138)	(14)
Discontinued	(2)	104	224

	(316)	(463)	754

Comparison of fiscal 2003 to 2002

Network Equipment

      The segment operating loss in Network Equipment amounted to £259 million in fiscal 2003, an improvement of £205 million or 44% compared to an operating loss of £464 million in fiscal 2002. There has been significant improvement in operating losses for Network Equipment both sequentially within fiscal 2003 and compared to fiscal 2002. We have achieved substantial cost reductions in our supply chain, in Europe and the U.S., and across all areas of operating expense. The cost savings have been sufficient to more than offset the full profit impact of a 37% year-on-year decline in Network Equipment sales volumes.

Network Services

      The segment operating profit of £52 million in fiscal 2003 increased £17 million or 49% as compared with £35 million in fiscal 2002. There has generally been significant improvement in operating profits for Network Services both sequentially within fiscal 2003 and compared to fiscal 2002. Despite significant declines in Network Equipment sales and the subsequent impact on IC&M sales, improved resource utilization in this labor intensive area and other ongoing cost reduction initiatives facilitated increased profitability. The area of VAS was comparatively resilient in terms of revenue. Thus the cost savings we achieved were able to have a direct benefit to its profitability.

Capital

      The Capital segment businesses generated an operating loss of £107 million in fiscal 2003 as compared with an operating loss of £138 million in fiscal 2002. This was due principally to the disposal in February 2002 of the loss making Optical Components business.

Discontinued Operations

      Discontinued operations are comprised of the Strategic Communications business (sold in August 2002) and Medical, Data and Commerce systems businesses.

Comparison of fiscal 2002 to 2001

Network Equipment

      The Network Equipment segment operating loss of £464 million in fiscal 2002 decreased by £906 million, or 205.0%, as compared with an operating profit of £442 million in fiscal 2001. Operating margins declined to a negative 25.7% in fiscal 2002 as compared to a positive operating margin of 13.2% in fiscal 2001. Network Equipment operating profit fell £396 million, or 211.8%, to a loss of £209 million in the first half of fiscal 2002 compared to a profit of £187 million for the same period in the previous year. This was predominantly the result of the significantly reduced sales volumes and the inability of the group to adjust our cost base sufficiently rapidly in reaction to this decline. The reduced sales volumes led to under utilization of assets in the supply chain and manufacturing process, which we began to address through a cost reduction strategy that we identified within our operational review that we announced on September 4, 2001. The under-utilization in the supply chain and manufacturing saw Network Equipment gross margins fall almost 50% in the first half of fiscal 2002 compared to the second half of the previous fiscal year. Gross margins were also impacted by the change in the business mix, with the decline of revenues from BBRS and certain narrowband access products, which have historically achieved higher than average gross margins. Research and development costs increased 10% in the first half of fiscal 2002 compared to the equivalent period in the previous year, prior to our change in strategy to one of focused research and development expenditure, to concentrate in particular on new products in optical networks and BBRS.

      The Network Equipment operating profit/(loss) in the second half of fiscal 2002 declined by £510 million, or 200.0%, to an operating loss of £255 million compared to an operating profit of £255 million for the same period in fiscal 2001. Second half fiscal 2002 operating losses were impacted by the continuing reduction in sales volumes as well as some price erosion on certain new contracts, previously agreed contractual price reductions offered to customers under existing frame contracts which we were not able to offset with corresponding product cost reductions and the continuing change in business mix away from higher margin BBRS and certain narrowband access products. Second half operating loss was also impacted by one-off marketing costs to terminate previously committed marketing activities and programs. Research and development expenditure also increased slightly as a result of the development and launch of key products including the BXR-48000 multi-service core switch and new additions to our range of photonics equipment, notably Ultra Long-Haul and Metro DWDM product ranges as well as further development of our SDH technology to produce a fourth generation SDH multiplexer. This increase was partially offset by the scaling back of our access systems business to focus more on broadband access product lines, notably in fixed wireless and the recently launched access hub. The operating profit of Network Equipment was reduced due to an £8 million charge in respect of Financial Reporting Statement (“FRS”) No. 17 Retirement Benefits.

Network Services

      The Network Services segment operating profit of £35 million decreased by £67 million, or 65.7%, in fiscal 2002 from £102 million in fiscal 2001. Operating margins fell to 3.6% in fiscal 2002 as compared 10.0% in fiscal 2001. Network Services operating profit decreased by £36 million, or 87.8%, to £5 million in the first half of fiscal 2002 compared to £41 million for the same period in fiscal 2001. The decrease was predominantly due to the fall in profitability in the installation and commissioning business. This labor-intensive activity saw significant sales growth in fiscal 2001 and the business’ cost base was geared towards this. As the revenues fell in line with the decreasing Network Equipment sales, we were unable to restructure the cost base quickly enough to prevent margin erosion.

      Second half fiscal 2002 operating profit in Network Services decreased by £31 million, or 50.8%, to £30 million compared to £61 million for the same period in the previous year. Although the business began to benefit from the cost reduction initiatives put in place during the second half of fiscal 2002, these savings were not sufficient to compensate for the continuing fall in Network Equipment sales. The delay in 3G rollouts by mobile operators, particularly in the U.K., and the change in business mix in the U.S., with higher software sales but a decline in consulting activities, led to the under-utilization of resources in the VAS business. This had a negative impact on second half fiscal 2002 operating income.

      The operating profit of Network Services was also reduced by a charge of £6 million (2001 £10 million) in respect of the implementation of FRS No. 17 Retirement Benefits.

Capital

      The Capital segment generated an operating loss of £138 million in fiscal 2002 as compared with an operating loss of £14 million in fiscal 2001. The Capital segment included several start-up businesses, including optical components, infochain, online businesses, and ipsaris (up to the point of our merger with Easynet in July 2001). Losses continued to be recorded for these businesses in fiscal 2002 as they continued to incur developmental costs. Optical components and ipsaris recognized operating losses of £44 million up to the point of disposal in February 2002 and July 2001, respectively, as compared with £26 million of losses in fiscal 2001. In addition, general corporate costs, primarily the U.K. and regional office headquarters costs, are reflected in the Capital segment.

      General corporate costs rose substantially in the first half of fiscal 2002 with the establishment of centralized sales and marketing, and information technology teams. However, these costs were addressed as part of our business reorganization plan, which focused on company-wide cost reduction. In fiscal 2001, general corporate costs were partially offset by income from the sale of trademarks, the successful settlement of a legal claim and the reduction of obligations for insurance-related claims. No such income was recorded in 2002.

      The Capital segment operating profitability was also impacted by the disposal of our commerce systems business in our equity affiliate GDA in fiscal 2002, which negatively impacted operating profit by £16 million in fiscal 2002. The disposal of our Avery Berkel business, the Woods group and Comstar, our equity affiliate with Moscow’s telephone network operator, reduced operating income in fiscal 2002 by approximately £6 million. In our U.S. GAAP financial statements, both GDA and Comstar are reported in equity in net income of affiliates.

Liquidity and capital resources

Operating activities

      Net cash used in operating activities of continuing operations was £584 million in fiscal 2003. This resulted primarily from the loss from continuing activities of £756 million, a change of £177 million in current and deferred taxes and a gain of £34 million related to adjustments to purchase consideration of prior acquisitions, partially offset by depreciation and amortization of £169 million, impairment of long-lived assets of £69 million, impairment of investments of £40 million and changes in operating activities, net of acquisitions of £15 million. The reduction in working capital was primarily a result of the significant decrease in sales volumes in fiscal 2003 as compared with fiscal 2002. This sales decline led to decreases in accounts receivables of £284 million or 38% as compared with fiscal 2002, and inventories of £296 million or 56% as compared with fiscal 2002. The decrease in inventories was also due to our continued focus on reducing costs in all areas of production and overhead. In particular, we continued efforts to restructure our supply chain to remove excess capacity and reduce break-even points. In addition, fiscal 2003 reflected £258 million in payments relative to business restructuring charges.

      Net cash used in operating activities of continuing operations was £603 million in fiscal 2002. This resulted primarily from the loss from continuing activities of £6,260 million and a change in current and deferred taxes of £468 million, partially offset by asset impairments of £3,968 million, a provision for slow moving and obsolete inventory of £805 million, depreciation and amortization of £653 million, a provision for doubtful accounts of £175 million, changes in operating activities, net of acquisitions, of £203 million, equity in net loss of affiliates of £196 million and loss on sale of businesses and properties of £149 million.

      Net cash used in operating activities of continuing operations was £528 million in fiscal 2001. This resulted primarily from the changes in operating activities, net of acquisitions, of £1,084 million, a gain on the sale of investments in affiliates of £557 million and changes in current and deferred taxes of £193 million, partially offset by income from continuing activities of £101 million, depreciation and amortization of £824 million and the equity in net loss of affiliates of £137 million.

Investing activities

      The net cash provided by investing activities of £411 million in fiscal 2003 was primarily due to net cash received from the disposal of businesses of £436 million and net proceeds received from the sale of property, plant and equipment of £30 million, partially offset by purchases of marketable securities of £20 million, and the purchases of property, plant and equipment of £35 million. The net cash proceeds received from the disposal of businesses relates primarily to the sale of the Strategic Communications business, which represented net proceeds of £373 million in fiscal 2003. During fiscal 2003, the majority of the capital expenditures were in the Optical Networks and BBRS businesses. The purchases of marketable securities of £20 million relates to payments made in fiscal 2003 relative to our Ultramast put option, which was in litigation. The issue with Ultramast has now been resolved through a settlement in which our investment in Ultramast has been terminated through a capital reduction in exchange for proceeds of £41 million, which is recorded as a gain on sale of investment in affiliates in fiscal 2003.

      The net cash provided by investing activities of £1,118 million for fiscal 2002 was primarily due to cash received from the disposal of businesses of £1,001 million, net proceeds received from the sale and purchases of investment securities of £206 million and net proceeds received from the sale of property, plant and equipment of £171 million, partially offset by purchases of property, plant and equipment of £327 million. The net cash proceeds received from the disposal of businesses related primarily to £729 million, £283 million and £225 million received for our medical, data and commerce systems businesses, respectively. The net proceeds received from the purchases and sales of securities in fiscal 2002 came principally from the sale of securities held in Alstom and Lagardere. The purchases of property, plant and equipment included equipment for participation in technology trials with key customers, test equipment that supports on-going research and development activity, software licenses purchased as part of the implementation of a new information technology system and expenditures related to site and facility developments. We subsequently wrote off the software licenses as we terminated the implementation of the information technology project in light of our revised financial outlook.

      The net cash used in investing activities of £150 million for fiscal 2001 was primarily due to net cash paid for acquisitions of £377 million, the purchases of property, plant and equipment of £519 million and the purchases of debt and investment securities of £131 million, partially offset by proceeds from the sale of investments in affiliates of £646 million and net cash received from the disposal of businesses of £185 million. The net cash paid for acquisitions relates primarily to the MSI (£421 million), Mariposa (£161 million) and Splice acquisitions (£56 million). Purchases of property, plant and equipment include additional optical networks expenditures in the United Kingdom and Italy, the construction of new facilities in the U.K., information technology infrastructure and supply chain improvements, and a program of enhancements in the customer maintenance and support infrastructure.

      Capital expenditures in the Network Equipment and Network Services segments were £35 million, £168 million and £283 million in fiscal 2003, 2002 and 2001, respectively. It is not practicable to identify the capital expenditures of the Network Equipment and Network Services segments separately as the same assets are generally used to generate sales in each of these segments.

      The Capital segment capital expenditures were £ nil, £159 million and £236 million in fiscal 2003, 2002 and 2001, respectively.

Financing activities

      Net cash used in financing activities of £767 million in fiscal 2003 was primarily due to cash transferred to secured accounts of £692 million and payments on short-term debt and term loan repayments totaling £30 million and £45 million, respectively.

      Net cash provided by financing activities of £496 million in fiscal 2002 was primarily due to proceeds from borrowings under term loans of £981 million, partially offset by net repayments under short-term borrowings of £206 million, restricted cash transferred to secured accounts of £191 million and dividends paid of £95 million.

      Net cash provided by financing activities of £431 million in fiscal 2001 was primarily due to proceeds from borrowings under term loans of £1,221 million and issuance of ordinary shares of £36 million, partially offset by net repayments under short-term debt of £599 million, restricted cash transferred to secured accounts of £81 million and dividends paid of £146 million.

Financial Restructuring

      At March 31, 2003, our cash and cash equivalents totaled £1,159 million as compared to £1,515 million at March 31, 2002, of which £518 million (£504 million at March 31, 2002) was denominated in sterling, £282 million (£726 million at March 31, 2002) in U.S. dollars, £306 million (£166 million at March 31, 2002) in Euro and the balance of £53 million (£119 million at March 31, 2002) in other currencies.

      Our outstanding borrowings at March 31, 2003 were £4,031 million as compared with £4,198 million at March 31, 2002. The £167 million reduction primarily reflected the repayment of local borrowings in Italy as a result of the disposal of the Strategic Communications businesses, and a substantial reduction in the sterling value of the U.S. - dollar-denominated debt due to foreign exchange movements.

      The financial restructuring of the Marconi group covered approximately £4.8 billion of creditors’ claims, comprising £4.0 billion of syndicated bank debt and externally held U.S. dollar and euro denominated bonds and £800 million of related party debt. In exchange for the cancellation of their claims against us and Marconi Corporation plc, on May 19, 2003 the creditors covered by these schemes of arrangement received:

•	Cash: £340 million in cash;

•	Senior Notes: U.S.$717,139,584 (approximately £437 million) in aggregate principal amount of new guaranteed senior secured notes due April 2008 issued by Marconi Corporation plc, with interest payable quarterly in cash at a rate of 8% per annum;

•	Junior Notes: U.S.$486,881,472 (approximately £297 million) in aggregate principal amount of new guaranteed junior secured notes due October 2008 issued by Marconi Corporation plc, with interest payable quarterly in cash at a rate of 10% per annum or, at our option, in kind, by issuing additional junior notes, at a rate of 12% per annum; and

•	Marconi Corporation plc Shares: 995 million ordinary shares, representing 99.5% of Marconi Corporation plc’s issued ordinary share capital on May 19, 2003.

      In addition, on May 19, 2003, Marconi Corporation plc issued 5 million ordinary shares, representing 0.5% of its issued ordinary share capital upon consummation of the financial restructuring, and warrants to subscribe for up to 50 million additional ordinary shares, equal to 5% of its issued ordinary share capital upon consummation of the financial restructuring, to shareholders of Marconi plc. In connection with the restructuring Marconi Corporation plc listed its ordinary shares on the London Stock Exchange and established an ADR program in respect of those shares.

      Following the financial restructuring, pursuant to the scheme of arrangement, the remaining assets of Marconi plc, other than those necessary to fund the administration of the scheme, will be distributed over time to Marconi plc’s creditors, following which it is intended that Marconi plc will be liquidated or dissolved.

Risk management

Financial instruments

      In connection with the financial restructuring process described above, we were required to manage immediate liquidity, which included the cancellation of all outstanding derivatives positions. Consequently, during fiscal 2003, out-of-the-money interest rate swap arrangements with fair value £83 million were converted to new loan agreements and cash proceeds of £8 million were received from unwinding in-the-money interest rate swap arrangements. At March 31, 2003, 45% (53% at March 31, 2002) of our interest-bearing borrowings were at fixed rates after taking account of interest rate swaps. Of this total, 24% (43% at March 31, 2002) were at fixed dollar rates of interest and 21% (10% at March 31, 2002) were at fixed euro rates of interest.

      Our interest expense is exposed to interest rate movements in our floating rate debt, cash and investments. Prior to the effectiveness of our financial restructuring we were principally exposed to changes in short-term interest rates in pounds sterling and U.S. dollars. A one percentage point increase in market interest rates would have increased interest income by £8 million (£8 million in fiscal 2002) and increased interest expense by £22 million (£20 million in fiscal 2002) which, combined, would have increased loss from continuing operations before income taxes in fiscal 2003 by approximately £14 million (£12 million in fiscal 2002).

Foreign exchange risk

      We were a global communications company, and as such we conducted a significant portion of our business activities outside the United Kingdom in currencies other than sterling. Our principal exchange rate exposures related to U.S. dollar/ pounds sterling and euro/pounds sterling exchange rates for both transactional and translation related exposures. Our foreign currency management policy sought to minimize the impact of fluctuations in exchange rates on future cash flows and required subsidiaries to hedge firm transaction exposures against their local currency at the time the exposure was identified. These exposures were hedged by the use of spot and forward exchange contracts. Due to the financial restructuring, we did not enter into any such contracts in fiscal 2003.

      We also had overseas subsidiaries that earned profits and whose net assets were denominated in foreign currencies. It was our policy not to use derivatives to hedge exposures arising from the translation of these overseas profits and net assets into pounds sterling. However, approximately 83% of gross borrowings were denominated in foreign currencies in order to form a hedge for our investments in currencies other than sterling. Of these, 61%, denominated in U.S. dollars, formed a hedge for our investment in the U.S., and 21%, denominated in euro, formed a hedge for our investment in the Euro-zone.

      If the pound sterling had strengthened such that the average exchange rates used in the translation of our overseas earnings changed by 10%, our reported income from continuing operations would have been increased by 2.7%, in fiscal 2003 (reduced by 0.3% in fiscal 2002).

Share price risk

      The Marconi group had, in the past, issued share options to our employees under a number of different option plans, collectively known as the Employee Share Option Plans (“ESOP”). Under these plans, options could be satisfied by way of a transfer of existing Marconi plc ordinary shares acquired in the market by an employee trust or other vehicle, or, under some of the plans only, by an issue of new Marconi plc shares. From January 2000, in order to hedge part of the potential cost of the plans estimated at that time, we entered into the ESOP derivative transactions with the ESOP derivative banks to purchase a total of 40 million shares in the future at prices which were fixed at the date of contract. At March 31, 2003, the purchase of 38.5 million shares under these contracts was outstanding. Our maximum exposure under the contracts was £337 million, plus accrued finance charges. At March 31, 2003, we had paid £214 million of collateral, the maximum amount of collateral payable under these ESOP derivative transactions. The remaining principal amount of £123 million under these contracts had been the subject of claims brought against the Group by the ESOP derivative banks. In connection with the financial restructuring process, we entered into a final settlement with the ESOP derivative banks that definitively settled the claims of the ESOP derivative banks against us in relation to the ESOP derivative transactions. Under the settlement, which was conditional on our financial restructuring becoming effective, we paid a total of £35 million to the ESOP derivative banks and we excluded the claims of the ESOP derivative banks under the ESOP derivative transactions from our schemes of arrangement.

Application of Critical Accounting Policies

      We have prepared the consolidated financial statements included in this annual report in accordance with U.S. GAAP. The preparation of these financial statements requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Management base their estimates on historical experience and various other assumptions that they believe are reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the following are some of the more critical judgement areas in the application of our accounting policies that affect our financial position and results of operations.

      We have discussed the application of these critical accounting policies with our board of directors. See Note 2 to the consolidated financial statements contained elsewhere herein for recently issued accounting pronouncements that have not yet been adopted by us.

Revenue recognition

      We recognize revenue when all of the following conditions are met:

•	there is persuasive evidence that an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the fee is fixed or determinable; and

•	collectibility is reasonably assured.

      It is common for our sales agreements to cover the delivery of several products and/or services. These range from arrangements where a contract covers the delivery and installation of equipment to more complex arrangements, which also include training of customer personnel, sale of software and other support services. We recognize revenue from contracts with multiple element arrangements, such as those including installation and commissioning services, as each element is earned based on objective evidence of the relative fair values of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements.

      We recognize revenues and estimated profits on long-term contracts under the percentage-of-completion method of accounting using a cost-to-cost methodology. Significant judgement is required in determining progress toward completion and in estimating revenues and costs. We revise profit estimates periodically based on changes in facts in the underlying contract. When estimates of total contract revenues and costs indicate a loss, we recognize a provision for the entire amount of the contract loss in the period in which the loss becomes foreseeable. We record advance payments received from contracts as a liability unless there is a right of set-off against the value of work undertaken.

Impairment of long-lived assets

      We review the carrying value of long-lived assets, which includes identifiable intangible assets, goodwill and property, plant and equipment, whenever indicators of impairment exist. Indicators of impairment include, but are not limited to:

•	A significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition;

•	A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group; and

•	A current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

      These tests for impairment require significant judgements in determining estimates of future cash flows and the resulting value in use of the relevant fixed asset. Estimations of the present value of future cash flows contain inherent uncertainty and include estimates of market size and market share information, growth rates, product demand and technological development, costs of labor and supplier purchases, working capital requirements, and discount rates to be applied to future cash flows.

      If the carrying value of a fixed asset is considered impaired, we record an impairment charge for the amount by which the carrying value of the asset exceeds the higher of its net realizable value or its value-in-

use. In fiscal 2003 and 2002, we recorded impairment charges in relation to property, plant and equipment of £69 million and £154 million, respectively. In fiscal 2002, we recorded an impairment charge relative to goodwill and intangible assets of £3,814 million. Based upon estimates of future cash flows that management believes to be reasonable, we determined that no further impairment charges for goodwill and other intangibles were required to be made in fiscal 2003.

      As at March 31, 2003 the carrying value of property, plant and equipment, goodwill and intangibles was £263 million, £657 million and £101 million, respectively.

Contingent liabilities

      We are subject to legal proceedings and other claims arising in the ordinary course of business. Various claims and proceedings have been or may be instituted or asserted against us relating to class shareholder actions and the conduct of our business, including those pertaining to patents, environmental, safety and health, employment and contractual matters. We are required to assess the likelihood of any adverse judgements or outcomes to these matters as well as potential ranges of probable losses. We base a determination of the amount of reserves required, if any, for these contingencies on a careful analysis of each individual issue with the assistance of outside legal counsel. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to us, we believe that the ultimate outcome of these matters will not have a material adverse effect on our results of operations or financial position or cash-flows, except as discussed in Note 21 to notes to consolidated financial statements contained elsewhere herein.

Pension and other post-retirement benefits

      As at March 31, 2003 our total pension and post-retirement projected benefit obligation was £2,718 million compared with plan assets of £2,371 million. Due to the substantial decline in equity markets in fiscal 2003 we recognized an additional minimum pension and post-retirement liability of £295 million. For fiscal 2003 the pension and post-retirement expense was £36 million. In fiscal 2004 this will be increased by the amortization of an unrecognized actuarial loss.

      Pension and other post-retirement benefits costs and obligations are dependent on actuarial assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates, and other factors. While we believe that the assumptions that we used are appropriate, these assumptions may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact on the amount of our future pension or post retirement benefits expense and the resulting liability. Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have increased or decreased the net loss for fiscal 2003 by approximately £8.6 million. Likewise, a 0.5% increase or decrease in the expected return on plan assets would have increased or decreased pre-tax loss for fiscal 2003 by £12.3 million.

Product warranties

      We make provisions for estimated expenses related to product warranties at the time we sell our products. We establish these estimates using historical information on the nature, frequency, and average cost of warranty claims. We actively study trends of warranty claims and take action to improve equipment quality and minimize warranty claims. We believe that the warranty reserve is appropriate; however, actual claims incurred could differ from the original estimates, requiring adjustments to the reserve. If we were to experience an increase in warranty claims compared with our historical experience, or if costs of servicing warranty claims were greater than the expectations on which our accrual had been based, our gross margins could be adversely affected. At March 31, 2003, we had a product warranty liability of £44 million.

Research and Development

      We expended approximately £284 million, or approximately 18% of revenues, on research and development, or R&D, in our Network Equipment and Network Services segments in fiscal 2003 and £487 million, or approximately 15% of revenues in fiscal 2002. We funded the entire amount.

      Optical networks accounted for our largest product portfolio and generated the largest revenue base. Optical networks R&D expenditure accounted for almost 40% of our total R&D expenditure during fiscal 2003 as opposed to approximately 34% for fiscal 2002. R&D projects had been selected on the basis that they are expected to yield a higher overall return.

      The BBRS business accounted for approximately 23% of our total R&D expenditure in both fiscal 2003 and 2002. Over half of this expenditure was focused on the development of our new multi-service core switch, the BXR-48000. In November 2002, we demonstrated our ability to support the transport of encrypted high-speed data and high definition videos streams over the BXR-48000 using our newly developed 10 Gbps OC-192c ATM interface card.

      R&D expenditure across our European Access and North American Access businesses combined, accounted for approximately 24% of our total R&D expenditure in fiscal 2003 as opposed to approximately 31% in fiscal 2002. During the first calendar quarter of 2002, we carried out an in-depth review of our complete portfolio of access solutions. This review was based on an evaluation of the forecast levels and timing of returns on investment and the cash generation potential of each product line. Following the review, we streamlined our portfolio of access technologies and refocused our R&D expenditure.

      The remaining R&D investment in fiscal 2002 related mainly to OPP products and wireless software.

Inflation

      We believe that inflation has not had a material impact on our results of operations for the three fiscal years ended March 31, 2003.

Item 6: Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Directors

      The current members of our board of directors are:

Name	Age	Title

John Jameson White	65	Chairman
Christopher Charles Holden	54	Director
Christopher James Shaw	50	Director

      The business address of John White, Christopher Holden and Christopher Shaw is New Century Park, P.O. Box 53, Coventry, Warwickshire, CV3 1HJ.

      John Jameson White was appointed Chairman of our board of directors in August 2003. Mr. White, who is a solicitor, became a partner with the law firm CMS Cameron McKenna in 1964 having joined the firm in 1957. During his period with the firm, he became the first Chairman of the CMS European Banking Group.

      Christopher Charles Holden was appointed to our board of directors in November 2002. Mr. Holden was appointed group financial controller in August 2002 and our interim chief financial officer in November 2002 until he resigned his executive position in May 2003. He became a partner with Arthur Andersen’s auditing practice in 1983, having joined the firm in 1971. During his period with the firm, he held a number of senior international roles.

      Christopher James Shaw was appointed to our board of directors in August 2003. Mr. Shaw became a licensed insolvency practitioner in 1987. He has worked for KPMG LLP since May 1989 as a senior manager in their corporate recovery department, primarily on members’ voluntary liquidations.

Executive Officers

      Kevin David Smith was appointed company secretary in August 2003. Mr. Smith is a chartered secretary and was previously company secretary at Kalamazoo Computer Group plc.

Board and Management Changes

      On July 31, 2002, Mr. E R Green resigned from his group position of Executive Vice President, Finance. On December 6, 2002, Ms. V Gentile Sachs resigned from her group position as general counsel. On May 19, 2003, David Clive Beck, Geoffrey William Doy, Damian Hugh Reid and Neil David Sutcliffe resigned from their positions with the Company. Mary Skelly resigned from her position as company secretary in August 2003.

      The Rt. Hon The Baroness Dunn resigned as a director of the Company on April 11, 2002. Sir. William Castell and Mr. N J Stapleton resigned as directors of the Company on October 8, 2002. Sir Alan Rudge and Hon Raymond G H Seitz resigned as directors of the Company on December 16, 2002. Mr. M K Atkinson, Mr. J F Devaney and Mr. W K Koepf were appointed as directors of the Company on December 16, 2002 and resigned as directors of the Company on May 19, 2003. Mr. D C Bonham resigned as a director of the Company on May 19, 2003. Mr. S Hare resigned as director of the Company on November 14, 2002 and left employment on January 31, 2003. Mr. A L Thomas was appointed to the board on May 20, 2002 and resigned on March 14, 2003. Mr. M W J Parton and Mr. M J Donovan resigned as directors of the Company on August 4, 2003.

Directors’ Emoluments

      The names of our current directors appear in the table at the beginning of this section. The following pages contain disclosures relating to the compensation of Marconi plc’s directors in fiscal 2003 and fiscal 2002.

				Excluding
				pension		Pension			Payments to
				Contributions		contributions			meet pension
	Salary &	Other		2003	2002	2003	2002	Severance	commitments
	fees	benefits	Bonus	total	total	total	total	payments	on severance

	(£000)
J F Devaney*	74	6	—	80	—	—	—	—	—
M W J Parton*	525	95	696	1,316	681	172	177	—	—
M J Donovan*	416	364	543	1,323	735	387	94	—	—
C C Holden	114	—	—	114	—	—	—	—	—
D C Bonham*	180	—	—	180	174	—	—	—	—
Sir. William Castell*	16	—	—	16	35	—	—	—	—
The Rt. Hon The Baroness Dunn*	1	—	—	1	33	—	—	—	—
S Hare*	312	95	394	801	433	40	25	728	—
M K Atkinson*	21	—	—	21	—	—	—	—	—
W K Koepf*	29	—	—	29	—	—	—	—	—
Sir. Alan Rudge*	21	—	—	21	40	—	—	—	—
Hon Raymond G H Seitz*	21	—	—	21	33	—	—	—	—
N J Stapleton*	17	—	—	17	40	—	—	—	—
A L Thomas*	83	—	—	83	—	—	—	—	—

Total	1,830	560	1,633	4,023	2,204	599	296	728	—

*	no longer a director

      1.   Other benefits include

(1.1)	for M J Donovan and M W J Parton the payment of non-pensionable earnings supplement in relation to Funded Unapproved Retirement Benefit Schemes (FURBS);
(1.2)	car allowance or cash equivalent of a car under the Group’s car scheme;
(1.3)	life insurance cover and medical health insurance; and
(1.4)	for M J Donovan, an amount payable to him pursuant to the termination of his GEC-USA Deferred Compensation Plan.

2.	The fees for non-executive directors were determined by the board. The basic fee paid (based upon two days’ service per month) during the year was £30,000 per annum with a further £15,000 per annum paid to the chairman of the audit committee and £10,000 to the chairman of the remuneration committee. The non-executive directors may also be paid a fee of £1,500 per day for each additional day devoted to our business over and above the two days per month threshold.

3.	Non-executive directors do not have service contracts and do not participate in any of the incentive arrangements open to executive directors or the group’s pension scheme.

4.	All directors are reimbursed all necessary and reasonable expenses incurred in the performance of their duties.

5.	Pension contributions include contributions by us to all pension schemes.

      The following table shows emoluments paid or payable to all directors and executive officers of the Company as a group for the period to March 31, 2003.

				Excluding
				pension		Pension		Gains made on
				contributions		contributions		the exercise of
	Salary	Other		2003	2002	2003	2002	share options
(£000)	and fees	benefits	Bonus	Total	Total	Total	Total	Total	Total

Total for all directors and executive officers	3,284	1,449	2,879	7,612	1,983	870	304	—	—

      The emoluments for all our directors and executive officers are in respect of full years or, where appropriate, from their dates of appointment until their date of resignation.

Short-term incentive bonus

      In fiscal 2003, executive directors as well as some of our other employees participated in an exceptional incentive plan, known as the Retention and Emergence Plan, with payment related to successful completion of our restructuring. The maximum payment under this plan was 150% of salary. The executive directors agreed to waive the final installment payable under this plan (37.5% of salary). Executive directors also participated in a quarterly incentive plan with payments due for the achievement of targets for the generation of total cash. Payments relating to the first two quarters of fiscal 2003, were not made under this plan and the executive directors have agreed to waive entitlement to these payments on signing their new employment agreements with us which came into effect May 19, 2003.

      Payments in respect of the third quarter of fiscal 2003, and for the achievement of cash generation targets relating to the sale of businesses were made, totaling 20% of basic salary.

Retirement benefits

      All of our executive directors are members of, or were entitled to be members of our group pension scheme, The G.E.C. 1972 Plan (the U.K. plan). Members contribute at the rate of 3% of salary subject to limits imposed by the U.K. Inland Revenue. Contributions made by us during the year ended March 31, 2003 amounted to 11.7% of salary similarly restricted and 6.6% in fiscal 2002. We increased employers’ contributions to 14.2% of salary as of April 6, 2002 but reduced it to 8.2% on November 1, 2002. Basic salary is the only element of remuneration that is pensionable.

      The pension benefits earned by our directors under the plan are:

			Cost of pension
			benefits accrued
	Length of	Increase in	during the year	Accumulated total
	pensionable	accrued pension	net of member’s	accrued pension at
	service	during the year	contributions	March 31, 2003
Name of Director	(years)	£000	£000	£000

M J Donovan	4	1	—	7
M W J Parton	12	2	—	26
S Hare	14	2	3	71

      The pension entitlement shown above is that which would be paid annually at normal retirement age based on service to March 31, 2003. The increase in accrued pension during the year excludes any increase for inflation. The cost of pension benefits accrued during the year net of member’s contributions is a measure of the capital cost of providing future pension payments and accordingly is a liability of pension arrangements and not a sum paid or due to executive directors.

      Members of the plan have the option to make contributions to our selected benefits scheme, an additional voluntary contribution scheme. Neither the contributions to, nor the resulting benefits from, the selected benefits scheme are included in the above table.

      Funded unapproved retirement benefit schemes, or FURBS, were established for two of our former directors — M J Donovan and M W J Parton. In the case of M W J Parton, gross contributions to the FURBS are paid at the rate of 35% of basic salary, with 21% being paid into the FURBS and the remaining 14% direct to M W J Parton. The accumulated balance in the FURBS, including investment returns, is payable to M W J Parton on retirement. M J Donovan’s FURBS is funded on a defined benefit basis, with projected benefits, including under other plans, of two-thirds of his final pensionable salary. The pension will be made up from M J Donovan’s benefits under the U.K. plan, the FURBS, two BAE pension plans and any other retained benefits he may have. The current contribution rate is 39% of his base salary, although while M J Donovan is posted to the United States, the rate is 46%, owing to local tax legislation. FURBS contributions for M J Donovan are paid into the FURBS and to M J Donovan himself in the ratio of 60:40, or as necessary under U.S. tax law. This is because the contributions are taxable benefits, so the payment to M J Donovan is to offset the higher income tax charge for which he is liable. The FURBS documents oblige us to fund an unapproved life assurance scheme, which is to provide a lump sum on death in service of four times basic salary and a widow’s pension of four-ninths of final pensionable salary. An additional contribution of £240,000 was paid into M J Donovan’s FURBS on June 21, 2002 to make good a deficit shown by its last actuarial valuation. The normal retirement age is 62 for executive directors. If M J Donovan retires on or after his fifty-fifth birthday, there will be no actuarial reduction in the value of his benefits. In the event of cessation of employment before normal retirement age, or at retirement age, each of the directors is entitled to the amount held in the FURBS established for him.

      The remuneration committee reviewed the cost of FURBS arrangements for the executive directors and has decided that it was not appropriate to the Marconi group’s changed circumstances following the financial restructuring of Marconi plc and Marconi Corporation plc. Consequently, we decided to change the basis of the FURBS provided for M W J Parton and M J Donovan. With effect from April 1, 2002, the FURBS for M W J Parton was changed to a defined contribution basis as described below. For the fiscal year ended March 31, 2003, the only current director who had a defined benefit FURBS was M J Donovan.

      The pension benefits earned by the directors of Marconi plc under the FURBS arrangements for the period to March 31, 2003 are as follows:

		Increase in gross	Net cost of	Accumulated total
	Length of	unapproved	unapproved pension	gross unapproved
	pensionable	accrued pension	benefits accrued	accrued pension at
	service	during the year	during the year	March 31, 2003
Name of Director	(years)	£000	£000	£000

M J Donovan	4	6	30	72

      The pension entitlement shown above is that which would be paid annually at normal retirement based on service to March 31, 2003. The increase in accrued pension during the year excludes any increase for inflation. Mr. Parton has a defined contribution FURBS arrangement. During the year we paid the following contributions to the trustee of the FURBS in respect of each of the executive directors: Mr. M J Donovan £334,778 (£63,966 in 2002); Mr. M W J Parton £110,250 (£147,000 in 2002). Periodically the actuary reviews the contribution rates.

      Mr. J C Mayo resigned as an executive director of Marconi plc on July 6, 2001. A payment of £428,333 was paid in respect of his defined benefit FURBS at that time in respect of pensionable service for the period to July 5, 2002 and in addition, a non-pensionable allowance of £422,000 was paid in respect of Mr. Mayo on January 24, 2003. In March 2003, a payment was made in respect of Mr. Mayo’s FURBS of £898,000 in final settlement of his FURBS entitlement.

      Mr. R I Meakin resigned as an executive director of Marconi plc on March 1, 2002. A payment of £290,000 was paid in respect of his defined benefit FURBS in April 2002 and a non-pensionable allowance of £93,000 was paid directly to Mr. Meakin. On January 14, 2003, a further payment of £278,000 was paid in respect of his FURBS and a non-pensionable allowance of £185,000 was paid directly to Mr. Meakin in final settlement of his FURBS entitlement.

      Our ability to satisfy pension obligations for executive directors subject to the earnings cap from our approved pension scheme, rather than unapproved schemes, is influenced by benefits payable from other approved pension schemes from their previous employment. In respect of Mr. Parton, benefits accrued under approved pension plan from previous employment are lower than previously anticipated. Consequently, a higher proportion of his accrued pension benefit can be paid from the U.K. plan, as opposed to FURBS arrangements and his accrued pension under the U.K. plan has been increased as a result. His entitlement under the FURBS arrangements has been reduced by a corresponding amount.

Directors’ and Other Interests in our Company

      The following table shows the interests of directors in options over ordinary shares of 5 pence each in Marconi plc:

	At April 1, 2002		Granted during						At March 31, 2003
		Average	the year		Exercised		Lapsed			Average
		exercise		Exercise	during the		during the			exercise
		price		price	Year		year			price	Exercisable
	No.	pence	No.	pence	No.	Pence	No.	Pence	No.	pence	From	To

M J Donovan	6,299	Nil	—	—	—	—	—	—	6,299	Nil	Jun 2001	Nov 2009
	3,330,000	187	—	—	—	—	—	—	3,300,000	187	Nov 1999	Nov 2003
S Hare	12,596	Nil	—	—	—	—	—	—	12,596	Nil	Jun 2001	Nov 2009
	2,484,034	142	—	—	—	—	1,036	747.5	2,482,998	142	Feb 1997	Nov 2003
M W J Parton	29,405	Nil	—	—	—	—	—	—	29,405	Nil	Jun 2001	Nov 2009
	4,444,958	221	—	—	—	—	—	—	4,444,958	221	Nov 1999	Nov 2003

Notes:

1.	Our directors are of the opinion that disclosure of the details of each grant of the options referred to in the above table would result in an excessively lengthy report. Accordingly details of all options have been aggregated. All options have exercise prices that exceed the market price of a Marconi plc share as at March 31, 2003, other than nil cost options granted under the Marconi Launch Share Plan and the Marconi Long-Term Incentive Plan. Marconi plc shares were de-listed from the London Stock Exchange on May 19, 2003 and there is no listed market for those shares.

2.	The mid-market price of a Marconi plc share as at March 31, 2003 was 1.75 pence with a range during the year of 12.55 pence to 1.27 pence.

3.	The options set out above relate to those granted under the GEC Manager’s 1984 Share Option Scheme, the GEC 1997 Executive Share Option Scheme, the Marconi 1999 Stock Option Plan, the GEC Phantom Option Schemes, the Marconi Launch Share Plan, the Marconi Long-Term Incentive Plan, the GEC Employee 1992 Savings-Related Share Option Scheme and the Marconi U.K. Sharesave Plan.

4.	Options granted under GEC Manager’s 1984 Share Option Scheme, the GEC 1997 Executive Share Option Scheme, the Marconi 1999 Stock Option Plan, the GEC Employee 1992 Savings-Related Share Option Scheme and the Marconi U.K. Sharesave Plan vested upon the courts sanctioning the Marconi plc Scheme of Arrangement and will lapse 6 months thereafter. Options granted under the GEC Phantom Option Schemes lapsed when Marconi Corporation plc ceased to be a subsidiary of Marconi plc. Options granted under the LTIP vested when Marconi Corporation plc ceased to be a subsidiary of Marconi plc. Options granted under the Marconi Launch Plan lapse on the tenth anniversary of the grant.

      No director has or has had any interest in any transactions which are or were unusual in their nature or conditions or are or were significant to our business and which were effected by us during the current or immediately preceding financial year or during an earlier financial year and which remain in any respect outstanding or unperformed.

The Retention and Emergence Plan

      In order to retain key employees during our recently completed restructuring, a retention and emergence plan was implemented in May 2002 for sixty-three employees. Of the sixty-three individuals, Marconi Communications Limited was the responsible group company for thirty-seven of the individuals, Marconi Communications Inc. for seventeen, Marconi plc for two, including one in Australia and one in Hong Kong, Marconi Communications GmbH for four and Marconi Communications SpA for three. The obligations of Marconi plc were transferred to Marconi Communications Limited in relation to the two employees whose promise refers to Marconi plc.

      The retention and emergence plan promised four equal payments to the employees if they are still employed and not working their notices on each payment date. Three of the payment dates have passed and the remaining date is August 19, 2003. The aggregate of the payments in each case is based on a percentage of the employee’s salary, with the range of percentages varying from 30% to 150%, depending on the employee’s seniority.

      Those employees who signed new service agreements with Marconi Corporation plc in consideration of options under the management plan, are to waive the last payment due under the retention and emergence plan.

Board Practices

General

      Our board currently comprises a chairman and two directors. The current board meets when circumstances require.

      Prior to May 19, 2003, which was the effective date of our financial restructuring, the board met at least ten times a year and held additional meetings when circumstances required. All directors had access to information, as required, to enable them to consider matters to be decided by the board and its committees. Directors also received appropriate training on appointment and then as necessary. Directors attended an induction program which aimed to provide an understanding of our group, our strategy, structure, geographical spread of operations, financial position, the industries in which we operated, its products and technologies, people and, where appropriate, legal responsibilities of directors. The directors had access to the advice and services of the company secretary and there was an approved procedure by which all directors could obtain independent professional advice in furtherance of their duties. The board reviewed this procedure periodically.

      The board delegated certain powers and duties to committees constituted by it and received regular reports of their proceedings. Our company secretary acted as secretary to all board committees. The board committees included an audit committee, a nomination committee, a remuneration committee and an executive committee. The audit and remuneration committees were comprised only of non-executive directors and the quorum for meeting was two members. The executive committee was comprised of both executive directors as well as certain other executive officers. The quorum for meetings was three members, at least two of which must have been executive directors.

      The audit committee comprised a chairman and at least two other members appointed by the board and who were non-executive directors. Michael Kent Atkinson chaired our audit committee from December 2002 with John Francis Devaney and Werner Karl Koepf being the other two members from that date. The audit committee met formally at least four times a year. Its duties included reviewing the scope, plan and results of any audit. It met regularly with management, as well as with internal and external auditors to review the effectiveness of internal controls, as well as matters raised in regular reports to the committee. The audit committee reviewed financial announcements and annual reports prior to their submission to our board. Our auditors were able to attend meetings and had the opportunity to raise matters or concerns in the absence of executive directors and management.

      The remuneration committee comprised at least three non-executive directors. Derek Bonham chaired the remuneration committee with Michael Kent Atkinson, John Francis Devaney and Werner Karl Koepf joining the committee in December 2002. The remuneration committee met formally at least twice a year. The remuneration committee would make recommendations to our board on the broad policy to be adopted for executive remuneration, including the remuneration of executive directors and the chairman. It determined the total individual remuneration package for individual executive directors and certain other senior executives including, where appropriate, bonuses, pensions and incentive scheme entitlements and the terms of individual executive directors’ service agreements.

      The remuneration committee usually reviewed the compensation of our chief executive officer annually. Although payment of basic salary is not linked to performance the committee would, when assessing the need for an increase, take into account individual performance and skills and our competitiveness. In assessing competitiveness, the committee would consider comparator groups in both Europe and the United States, but weighted towards Europe. Comparator groups included companies in similar sectors and those with similar levels of turnover. Performance assessment of executive directors included both our performance and the achievement of individual objectives.

      The nomination committee met as and when required to do so. It reviewed the board structure, considered candidates for appointment as directors and would make appropriate recommendations to the board. The nomination committee comprised the chairman John Francis Devaney with Michael Kent Atkinson and Werner Karl Koepf from December 2002. The nomination committee recommended the appointment of directors to the board who, in accordance with the provisions of our articles of association, appointed directors, subject to elections at the next annual general meeting. Directors can also be appointed by ordinary resolution. At every annual general meeting of shareholders, any directors who has held office for more than three years since they were appointed, or last re-elected at a general meeting, are required to retire from office, although a director who is willing can be re-appointed as a director. Directors are required to retire from office at the annual general meeting after which he or she reaches 70 years of age, although such a director can be re-appointed on an annual basis after reaching 70 years of age. Directors can be removed or suspended from office at any time by an ordinary resolution. A director is required to resign from office if he or she ceases to be a director by virtue of the U.K. Companies Act 1985, is prohibited by U.K. law from being a director, becomes bankrupt, suffers from a mental disorder, is absent from board meetings for more than six consecutive months without permission from the board or is requested to resign in writing by not less than three-quarters of the other directors.

      Our chief executive officer recommended executive directors and senior executives for board approval to man our executive committee. The executive committee normally meets monthly. Michael William John Parton chaired the executive committee. Its other members were Michael John Donovan, Christopher Charles Holden, David Clive Beck, Geoffrey William Doy, Mary Angela Skelly, Damian Hugh Reid, and Neil David Sutcliffe. The committee approved our business plan, budget and strategies in areas including technology, people, information technology and corporate communications prior to submission to the board for approval. It also approved day-to-day matters of a routine nature.

      The business risk sub-committee of the executive committee comprised the members of the executive committee and met at least two times a year. It established and monitored risk management goals and objectives, embedded a risk monitoring and assessment process throughout our business and regularly reported on the same to the board.

      The disclosure committee which worked for our chief executive officer and chief financial officer on a day-to-day basis had responsibility for ensuring accurate and complete disclosure of our information that required public disclosure and that we had a robust disclosure process in place.

Directors’ statement on internal control

      The Directors had overall responsibility for the Company’s system of internal control and for reviewing its effectiveness. Any system of internal control can only manage and not eliminate the risk of failing to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

      The Company had applied a business risk management process, which was designed to identify, evaluate and manage the major risks faced by the Company. These risks include strategic, operational, commercial and financial matters. As part of this process, the Board, Audit Committee and key members of the executive management team had received and assessed reports and notifications of any identified weaknesses with the system of internal control.

Business planning and financial reporting

      During fiscal 2003, an additional focus of the board has been on the completion of the financial restructuring of the Group. Business planning and financial reporting had therefore concentrated on key performance indicators and processes in support of the financial restructuring. These included cash management, reduction in working capital, gross margin improvement, cost reduction and delivering on the program of disposals.

      As a consequence of financial restructuring, additional audits and reviews took place during the year in support of the preparation of documents for the Company’s scheme of arrangement with certain of its creditors and a prospectus for the Company’s listing. These documents had been subject to a Board review and approval.

      A detailed business plan had also been prepared during the period to support the working capital statements required by the financial restructuring.

      Financial results were monitored and reported in accordance with Group policies and procedures. Actual results and forecasts were reviewed each month by the Executive Committee and reported to the Board.

Corporate process controls

      Corporate review and approval procedures were in place to cover major risk areas such as disposals, capital expenditure, contract tenders, research and development, litigation, industrial relations, treasury management, insurance, taxation, outsourcing and environmental issues.

      The Company had also centralized the purchase of insurance in relation to major insurable risks in order to improve control and reduce overall cost. The specialist function assessed exposures and risk tolerance and selected the optimum means of mitigating losses.

Risk management process

      During fiscal 2003, there had been a particular risk that the Company would fail to renegotiate a satisfactory financial restructuring agreement with creditors. The Board met 48 times in fiscal 2003 to review the status of the negotiations and to ensure that an agreement was reached with the Group’s financial creditors. External legal and accounting advisors carried out extensive due diligence on internal controls and risk management, following which plans to address identified weaknesses were actioned by Group management. In addition, the Directors had formally re-evaluated the risks disclosed in the document posted to creditors in connection with the Company’s scheme of arrangement and in the Company’s prospectus as part of the financial restructuring process.

      The Board had put in place an organizational structure with clearly defined lines of responsibility and delegation of authority. Responsibilities and delegated authorities were reviewed and revised during the year to reflect the reduced number of Group employees and changing scope and scale of the Group’s activities.

      A Business Risk Committee operated as a sub-committee of the Board and its members were the same as for the Executive Committee. The sub-committee had responsibility for reviewing the risk assessments of functional management and for identifying the key risks facing the Group. The Business Risk Committee formally met twice during the period. However, as noted previously, given the inherent need to manage key risks during the restructuring were regularly discussed in the Executive Committee and the Board meetings throughout the period.

Review of internal controls

      The Audit Committee regularly reported the findings of its review of the effectiveness of the Group’s systems of internal control for consideration by the Board. To review the effectiveness of internal control, the Audit Committee met with management and the internal and external auditors to discuss:

•	The key risks facing the Group and initiatives in place to mitigate against those risks.

•	The internal and external audit plans and related reports.

•	Letters of assurance by executive management. These letters certify compliance with Group policies and procedures covering areas such as delegation of authority, ethical code of conduct, risk management and financial controls.

•	The operations of the Group Treasury function.

      The Audit Committee met seven times during the year.

      Where any weaknesses were identified in the system of internal control as a result of any reviews, new procedures were put in place to strengthen them. This was a process of continuous improvement and refinement.

      The Audit Committee has considered the adequacy of internal controls and the Directors confirm the effectiveness of the system of internal control for fiscal 2003.

EMPLOYEES

      The table below sets out the average number of people (full time equivalents) we employed in the previous three financial years:

	For the year ended,
	March 31,
(in thousands)	2003	2002	2001

Employees by business:
Core:
Network Equipment	13	19	24
Network Services	6	8	9
Other	—	—	1

	19	27	34
Capital	1	3	3

Continuing operations	20	30	37
Discontinued operations	1	15	15

Group employees	21	45	52
Share of joint venture employees	—	3	4

	21	48	56

Employees by location:
United Kingdom	7	17	22
The Americas	5	12	17
Rest of Europe	7	15	13
Africa, Asia and Australasia	2	4	4

	21	48	56

      During fiscal 2003, we took a number of steps to reduce our workforce as we restructured our cost base in response to the deterioration in trading conditions we experienced.

Item 7: Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

      As at September 23, 2003, we had 193,827 registered holders of ordinary shares with addresses in the United Kingdom. These U.K. ordinary shareholders collectively held 2,754,950,027 ordinary shares, or approximately 98.6% of our total issued share capital as at September 23, 2003.

      As at September 23, 2003, there were 622 registered holders of our American depositary receipts. Each ADR issued represents two ordinary shares. Of these registered ADR holders, three have addresses in the United States. One of the registered ADR holders is The Depository Trust Company, which represents the total number of ADRs held in book-entry form. The ADR holders collectively held 98,775,470 ADRs, or approximately 7.1% of our total issued share capital as at September 23, 2003.

      To our knowledge, there are no holders of 5% or more of the ordinary shares in Marconi plc as at September 23, 2003.

      To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly.

      To our knowledge, other than our recent restructuring described herein, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

RELATED PARTY TRANSACTIONS

      The following is a summary of certain transactions with related parties, which were entered into or were in effect from April 1, 2002 up to May 19, 2003, the effective date of our financial restructuring.

      All the contracts and other arrangements with Atlantic Telecommunications/ GaMMa, Alstom, CosmoCom and Media.Net and the joint ventures described below have been on arm’s-length terms.

Atlantic Telecommunications Limited/GaMMa

      We owned 19.7% of Atlantic Telecommunications Limited or Atlantic. Atlantic went into bankruptcy on October 5, 2001. GaMMa acquired certain assets from Atlantic Telecommunications Ltd, in bankruptcy. We received a 14.3% beneficial holding in GaMMa in December 2001, in consideration of the waiver of retention of title claims against certain assets of Atlantic, the grant of software licenses and procurement of the assignment of the indefeasible right of use granted by Easynet. Under the terms of the agreement with GaMMa, Marconi Corporation plc will receive warrants equating to 1.7% of the authorized share capital of GaMMa.

Alstom

      We owned approximately 24% of Alstom until February 2001, when we disposed of 18% through a public offering of shares. Upon the initial public offering of Alstom in 1998, prior to which we had a 50% stake in GEC Alstom, as it was called prior to the initial public offering, we entered into a transitional services agreement providing for the termination of existing services provided by us to Alstom except that our former group would continue to provide transitional services in the fields of research and development, real estate management, bulk purchasing, and environmental advice and insurance. These transitional services were largely completed, and as a result, among others, we no longer provide insurance services to Alstom. We did, however, have an ongoing maintenance contract and provided some supply works on Alstom’s Northern Line. From time to time in the ordinary course of business, we supplied products or services to Alstom and Alstom supplied products or services to us. In June 2001, we disposed of our remaining interest in Alstom.

CosmoCom

      As of May 19, 2003, Marconi Capital Limited owned 5.7% of CosmoCom, Inc. CosmoCom, Inc. develops and deploys call center products and services. Marconi Communications International Limited, or MCIL, entered into a Value Added Reseller Agreement with CosmoCom, Inc. on March 3, 2000, as amended by Amendment No. 1, dated September 8, 2000, the VAR, whereby would act as a reseller of certain CosmoCom, Inc. products. Subject to other terms of the VAR, including the termination provisions contained therein, MCIL was required to purchase products and/or services of $12,000,000 over approximately a three year period. On or about October 29, 2001, MCIL advised CosmoCom, Inc. that it was terminating the VAR, and is making no further purchases at this time. During the term of the VAR, CosmoCom, Inc. purchased approximately $1.5 million of products and/or services. MCIL and CosmoCom are currently involved in litigation wherein each party asserts that the other party has breached the VAR.

Media.Net

      We had a 10% ownership interest in Media.Net Communications, Inc (Media.Net), a business which supplies high speed fiber-optic networks and related products and services to the media and entertainment industry. Our Network Equipment and Network Services businesses supplied Media.Net with equipment and services totaling about $0.5 million over the 15 months leading up to an October 2002 settlement whereby the interest was returned to Media.Net in return for a one time $0.3 million payment to us. With the settlement, we were also granted 3 million warrants exercisable for Media.Net preferred stock, exercisable in the event Media.Net’s monthly revenues are $1.5 million or more in any given month prior to November 2003.

Marconi (Malaysia) SDN BHD

      Marconi Communications S.p.A., a former subsidiary of ours, owns a 30% shareholding in Marconi (Malaysia) SDN BHD, a business that sells and installs telecommunications equipment. During fiscal 2003, we supplied Network Equipment products totaling £23.1 million to this company at arm’s-length terms.

Ultramast

      We formed a joint venture company with Railtrack Telecom Services Limited, or RTSL, on April 26, 2001 to support the deployment of next generation broadband wireless networks. Marconi and RTSL each had a 50% interest in the joint venture company until February 2003 when we settled our litigation with RTSL and RTSL assumed full control of Ultramast. Albany Partnership Ltd., or APT, our former wholly owned subsidiary, has a consultancy agreement with Ultramast to provide it with telecommunications consultancy services to design, construct and maintain masts for the next generation networks. Ultramast also has an agreement with ipsaris Limited under which ipsaris is nominated as the preferred supplier for connectivity for the telecommunications network.

Confirmant

      Confirmant is a 50-50 joint venture between Marconi Corporation plc and Oxford Glyco Sciences (U.K.) Limited, a wholly owned subsidiary of Oxford Glyco Sciences plc. Confirmant was formed in June 2001 for the purpose of completing and then offering for subscription a proteomic database and for providing managed hosting services to the biotech sector. Although our outstanding contracts with Confirmant have not been formally cancelled, all members of the Confirmant board of directors have acknowledged that they are de facto cancelled and, therefore, we have no remaining liability under those contracts.

Easynet Group plc

      We had an investment of 72.7% of the equity share capital of Easynet Group Plc (Easynet). However, we held 49.9% of the voting share capital of Easynet, had 22% of board representation, no unilateral rights or vetoes, and no involvement in day-to-day operations of Easynet. We had supplied ipsaris Limited, a subsidiary of Easynet, with equipment and services on arm’s length terms in the past.

Financial Restructuring Arrangements

      Until the completion of our financial restructuring on May 19, 2003, Marconi plc was the parent company of the Marconi group.

      In connection with and to facilitate our financial restructuring, we entered into a number of intra-group restructuring arrangements with Marconi Corporation plc and other former group companies. The two primary agreements were the scheme implementation deed and the statement and waiver of intercompany balances agreement.

Scheme Implementation Deed

      Marconi Corporation, Marconi plc, E-A Continental Limited, Ancrane Limited, Marconi Nominees Limited, British Sealed Beams Limited and various other former group companies entered into the scheme implementation deed on March 27, 2003. The primary purpose of the scheme implementation deed was to ensure that legally binding arrangements were in place to govern the rights and obligations between Marconi Corporation and Marconi plc in implementing our restructuring.

•      Non-voting undertakings

       Ancrane Limited, a subsidiary of Marconi plc, had various claims against Marconi Corporation and Marconi plc. Ancrane Limited undertook not to attend or vote or to use any other rights or powers available to it as a creditor at any of the scheme of arrangement meetings at which it was entitled to attend and vote. Ancrane Limited also undertook not to take any steps to canvass, solicit or entice any other person, firm or company to attend and/or vote on its behalf at any of those meetings. These arrangements did not however prevent Ancrane Limited from submitting a claim under either or both of the Marconi Corporation scheme of arrangement and the Marconi plc scheme of arrangement.

       Marconi Corporation had a claim against Marconi plc and undertook not to attend or vote at the Marconi plc scheme of arrangement meeting nor submit a form of proxy with respect to its claim. This did not, however, prevent Marconi Corporation from submitting a claim under the Marconi plc scheme of arrangement.

       Certain other former group companies and British Sealed Beams Limited had various claims against Marconi Corporation and Marconi plc and therefore also undertook not to attend or vote at the scheme of arrangement meetings or use any other rights or powers available to them as a scheme of arrangement creditor to attend or vote at any of the scheme of arrangement meetings at which they were entitled to attend and vote.

•      Ancrane Limited/E-A Continental arrangements

       E-A Continental Limited, a subsidiary of Marconi Corporation, owed Marconi plc approximately £219 million and had a receivable of approximately £363 million due from Marconi Corporation. Pursuant to a deed of assignment entered into on March 27, 2003 between Marconi Corporation, Marconi plc and E-A Continental Limited, Marconi Corporation agreed to the assignment by E-A Continental Limited to Marconi plc of its £363 million receivable. The assignment of the £363 million receivable was in consideration for the release by Marconi plc of the £219 million owed to Marconi plc by E-A Continental Limited and the transfer by E-A Continental Limited to Marconi plc of the balance of approximately £2,000,000 held on account with HSBC. On March 27, 2003, a deed of assignment was entered into between Marconi Corporation, Marconi plc and Ancrane under which Marconi plc agreed to the assignment of the £363 million receivable to Ancrane in consideration for the issue to Marconi plc by Ancrane of a share at a premium equal to the market value of the £363 million receivable.

       Ancrane Limited re-registered as an unlimited company pursuant to section 49 of the U.K. Companies Act 1985 on March 25, 2003. Ancrane reduced its share capital, including for this purpose its share premium account, to £100 to enable it to make a repayment of capital in specie to Marconi plc of its interest in all of its assets, save for £100 and the benefit of a specific covenant by Marconi Corporation, and made a repayment of such capital in specie to Marconi plc.

•      Approvals

       Marconi Corporation’s shareholders, Marconi plc and Marconi Nominees Limited, agreed to vote in favor of all shareholder resolutions which were in the reasonable opinion of the Marconi Corporation Board, necessary or desirable to give effect to the Marconi Corporation scheme of arrangement, and to consent in writing to each and every variation of the rights attached to their respective shareholdings in Marconi Corporation as may be involved in the passing and implementation of such shareholder resolutions and to take such actions as necessary to implement the restructuring and so as not to frustrate, delay or interfere with the performance, approval or implementation of the restructuring.

•      BAE Deed of Novation

       In 1999, Marconi Corporation, which was, at the time, named The General Electric Company, p.l.c., separated its international aerospace, naval shipbuilding, defence electronics and defence systems business and sold it to BAE. The original transaction agreement and payment deed were entered into between Marconi Corporation and BAE and subsequently novated from Marconi Corporation to Marconi plc. All other transaction documentation in relation to the sale was entered into by Marconi plc.

       Marconi Corporation and Marconi plc agreed to novate the transaction agreement, payment deed and various other agreements from Marconi plc back to Marconi Corporation with effect from the date of the effectiveness of Marconi Corporation’s scheme of arrangement. Both Marconi Corporation and Marconi plc agreed to use all reasonable endeavours to procure that BAE entered into the novation.

       In addition, Marconi plc, Marconi Corporation and BAE agreed that no amount should be paid by Marconi plc or Marconi Corporation to BAE in relation to certain claims made by the parties under the BAE merger agreements and that Marconi Corporation would reduce any amounts which may be payable to it in the future by BAE under the BAE merger agreements by U.S.$18,600,000.

•      Finmeccanica Guarantee

       Under a share purchase agreement dated August 2, 2002, Marconi (Bruton Street) Limited sold all of the shares in Marconi Mobile Holdings SpA, the Italian holding company for the strategic communications business, to Finmeccanica SpA. A parent company guarantee in favour of Finmeccanica SpA was required to be given as part of the share sale, the Finmeccanica guarantee. Marconi plc was therefore party to the share purchase agreement, as guarantor, pursuant to which, among other things, it guaranteed the performance by Marconi (Bruton Street) Limited of its obligations under the share purchase agreement and the related transaction documents, including a tax covenant, a transitional services agreement, a custody deed and a disclosure letter.

       Finmeccanica SpA, Marconi Corporation and Marconi plc entered into a deed of novation and amendment, the Finmeccanica guarantee deed of novation, under which, with effect from May 19, 2003, the Finmeccanica guarantee and all other remaining obligations of Marconi plc under the share purchase agreement would be novated from Marconi plc to Marconi Corporation. As a result of that novation, Marconi Corporation became the guarantor of Marconi (Bruton Street) Limited’s obligations under the share purchase agreement and related transaction documentation, and assumed all other obligations of Marconi plc under the share purchase agreement, and Marconi plc was released from all of its obligations under the Finmeccanica guarantee and the share purchase agreement. Marconi Corporation’s obligations under the share purchase agreement, including the Finmeccanica guarantee, were excluded obligations for the purposes of the Marconi Corporation scheme of arrangement.

•      Lemelson Licence

Under an agreement between Marconi plc and Lemelson Medical, Education and Research Foundation, Limited Partnership, the Lemelson Foundation Partnership, dated December 1, 1999, Lemelson Foundation Partnership granted to Marconi plc for itself and the benefit of its subsidiaries a non-exclusive licence for certain licensed patents relating principally to bar coding, the Lemelson agreement.

Marconi Corporation and Marconi plc agreed to novate the existing Lemelson agreement to Marconi Corporation and agreed to use all reasonable endeavours to procure that Lemelson Foundation Partnership entered into the novation.

•      Litigation

In the event that either Marconi Corporation or Marconi plc becomes aware of anything which is likely to give rise to a claim or threat of litigation to it or the other entity, it shall inform the other of the relevant information as soon as possible and shall assist, so far as reasonably practicable, in investigating and defending the claim. In addition, Marconi Corporation is entitled to require Marconi plc to take such steps and proceedings as Marconi Corporation believes is necessary to defend such proceedings and Marconi plc shall not admit any liability or agree any compromise of such actions without Marconi Corporation’s prior written consent.

•      Marconi Name

Marconi Corporation agreed with effect from May 19, 2003 to license the Marconi name to Marconi plc for an initial period of twelve months. The licence is non-exclusive, non-transferable and royalty free. Marconi plc has covenanted to use the Marconi name solely as its corporate name and not for any other purpose.

Marconi plc agreed that it will propose a resolution to its shareholders to change its company name at each and every general meeting convened for the transaction of business until such resolution is passed.

The licence terminates immediately upon the occurrence of certain events, for example any breach of the licence or an order for Marconi plc’s winding-up, administration or dissolution being made or a liquidator, trustee in bankruptcy or receiver being appointed for Marconi plc.

•      Tax

Marconi Corporation agreed to surrender up to a maximum of £200 million of relief to Ancrane Limited and Marconi plc.

Marconi plc also undertook to enter into an election with Marconi Corporation and companies in our former group, the effect of which was the surrender of capital losses of approximately £15 billion to companies in our former group. Marconi Corporation agreed to make payments to Marconi plc as and when it or a former subsidiary chooses to use these losses or one of the transferees of the losses is sold out of the Marconi group with unutilised capital losses.

Marconi Corporation agreed to pay corporation tax on behalf of Marconi plc and Ancrane Limited to the extent that it arises in their accounting periods commencing April 1, 2003 in respect of foreign exchange movements in relation to Marconi Corporation plc’s notes and an inter-company loan to Highrose Limited.

•      Highrose Debt

Ancrane Limited and Marconi plc have agreed, with effect from May 19, 2003, to release Highrose Limited, a subsidiary of Marconi Corporation, from its obligation to repay an inter-company loan of approximately £24 million to Ancrane Limited.

•      Intercompany Trade Balances

At the date of the scheme implementation deed, Marconi plc was owed intra-group trade receivables from five Marconi Corporation subsidiaries in an aggregate amount of £5,540,623. Marconi plc assigned the benefit of these intra-group trade receivables to Marconi Corporation in consideration for Marconi Corporation reducing the balance of £165,748,102 due to it from Marconi plc by an amount of £19,160,663.

•      Counter Indemnities and Waivers

Marconi Corporation agreed to indemnify Marconi plc for any claims, including related costs, against Marconi plc from Marconi Communications Limited arising as a result of any payment made by Marconi Communications Limited in settling Marconi plc’s obligations under the contracts and termination of employment of Robert Meakin and Stephen Hare.

Marconi Corporation also agreed to meet certain costs and expenses of various professional advisers in relation to their restructuring, and irrevocably and unconditionally waived any right of counter indemnity or right of reimbursement or other claim against Marconi plc in relation thereto, whether arising under contract, operation of law or otherwise.

•      ESOP Escrow Agreement Release

Following payment by Marconi Corporation of all payments pursuant to the ESOP settlement agreement, Marconi plc agreed to unconditionally and irrevocably release all of its claims against its former subsidiaries to the extent that they relate to the ESOP derivative transactions. Upon such release by Marconi plc, Marconi Corporation unconditionally and irrevocably released any claims that it had against Marconi plc arising from Marconi Corporation’s funding of Bedell Cristin Trustees in respect of cash collateral calls from the ESOP derivatives banks.

•      Marconi plc Waivers

Marconi plc irrevocably and unconditionally agreed to waive and release Marconi Corporation plc and each other company within the Marconi group from any claim it may have against those former group companies which arises out of any matter or circumstance existing on or before May 19, 2003 other than any claim set out in the statement and waiver agreement that is expressed to continue, notwithstanding the terms of that agreement, and any other claim intended to be excluded by the terms of either scheme of arrangement or contemplated by the scheme implementation deed or the transactions contemplated by the scheme implementation deed.

Marconi plc agreed that the distribution of consideration to its creditors in respect of any guarantee or indemnity given by Marconi plc of any other former group company in connection with the schemes of arrangement, including Marconi plc’s guarantee of Marconi Corporation Bonds that were outstanding prior to being compromised pursuant to the restructuring, will not give rise to any counter indemnity or right of reimbursement or other claim by Marconi plc against the relevant former group company.

•      Statement and Waiver

Each of Marconi plc and Marconi Corporation and certain other former group companies agreed to enter into the statement and waiver of inter-company balances agreement disclosed below.

•      Marconi plc Scheme Expenses

Marconi Corporation agreed to procure the issue of a letter of credit, under its performance bonding facility, in an amount of £2 million in favor of the supervisors of the Marconi plc scheme of arrangement from time to time for them to draw on in relation to any ongoing costs. Marconi Corporation has agreed to waive any right to reimbursement against Marconi plc arising as a result of any payment made by Marconi Corporation as a result of any drawings by the supervisors under such letter of credit. In the event that Marconi Corporation is unable to procure the issue of the letter of credit, it has undertaken to provide the sum of £2 million for the supervisors for drawing in relation to any ongoing costs on similar terms to those set out in the scheme implementation deed and the performance bonding facility agreement in relation to the letter of credit.

Statement and Waiver Agreement

      To effect a clean up of existing inter-company claims owed to or by Marconi Corporation and Marconi plc, Marconi Corporation and Marconi plc entered into a statement and waiver of intercompany balances agreement with some other former Marconi group companies.

      The effect of the statement and waiver agreement was to preserve all known and stated claims existing between (a) Marconi Corporation or Marconi plc and (b) the participating group companies, and to waive all other claims which arose by reference to circumstances existing prior to our restructuring.

      Under the statement and waiver agreement the following intra-group claims were preserved as between (a) Marconi Corporation and Marconi plc and (b) the participating group companies:

•	disclosed intra-group loan balances in existence as at December 31, 2002 plus interest accrued at such applicable commercial rate of interest as agreed between the parties to the respective loan;

•	any intra-group loan made on or after January 1, 2003 in the ordinary and usual course of business or with certain previously agreed creditor consent, including interest accrued at such applicable commercial rate of interest as agreed between the parties to the respective loan;

•	any trading and current account liabilities in existence as at March 31, 2002, in the case of any participating group company which is a trading or an active non-trading company, or September 30, 2002, in the case of any dormant participating group company. These liabilities are determined by reference to the management accounts upon which the audited consolidated financial accounts of Marconi plc, as at March 31, 2002 or September 30, 2002, as applicable, were prepared;

•	any trading and current account liabilities incurred in the ordinary and usual course of business after March 31, 2002 between (a) Marconi Corporation and/or Marconi plc and (b) any participating group company which is a trading or an active non-trading company;

•	any counter indemnity or equivalent reimbursement obligation, which is written or is implied by law and whether or not contingent, arising under any financial guarantee or indemnity, which is written or is implied by law, and is: (a) in favor of any third party which is not a member of the Marconi group, including the issuer of any performance bond, bank guarantee or similar instrument, and (b) in respect of any contractual obligations of the provider of the counter indemnity or equivalent; provided that where any payment has been made under such a guarantee or indemnity on or before March 31, 2002, the resultant counter indemnity shall not be preserved;

•	any counter indemnity or equivalent reimbursement obligation, which is written or is implied by law and whether or not contingent, arising under any written non-financial guarantee or indemnity, which is written or implied by law, and is: (a) in favor of any person which is not a member of the Marconi group, and (b) in respect of any contractual or implied by law obligations of the provider of the counter indemnity or equivalent and (c) disclosed in a schedule to the statement and waiver agreement; provided that where any payment has been made under such a guarantee or indemnity on or before March 31, 2002, the resultant counter indemnity shall not be preserved; and

•	any other claims specified in the agreement.

      All other claims of Marconi Corporation or Marconi plc against each participating group company and all other claims of each participating group companies against Marconi Corporation or Marconi plc were released after our restructuring. The statement and waiver agreement does not affect claims which arise out of or in relation to any matter or circumstance arising after the financial restructuring.

Item 8: Financial Information

LEGAL PROCEEDINGS

      We are not and have not been engaged in, nor, so far as we are aware, do we have pending or threatened by or against us, any legal or arbitration proceedings which may have or have had in the recent past, including at least the 12 months immediately preceding the date of this annual report, a significant effect on our financial position as a whole, except as set out below. Where a liquidated sum is claimed, a de minimis figure of £5 million has been applied in determining which claims may have a significant effect. The figures given are the full amounts claimed by the claimants in each case, which may be much greater than the amounts the claimants realistically believe they can recover. We and our other former group companies intend to defend claims vigorously. While we believe that we have meritorious defenses, the duration and outcome of the litigation are not predictable at this point.

Claims against us or our former group companies

      The following represents the largest outstanding claims made against us or our former group:

•	Marconi Corporation, FORE Systems Inc., or FORE Systems, and 13 persons who were then directors and/or senior executives of FORE Systems are defendants in a consolidated class action lawsuit filed in the United States District Court for the Western District of Pennsylvania on behalf of the public shareholders of FORE Systems, other than defendants and their respective affiliates. The action alleges that Marconi Corporation violated federal securities law in relation to Marconi Corporation’s tender offer for FORE Systems’ shares, FORE Systems’ grant of share options to certain of the individual defendants and the treatment afforded the individual defendants’ share options in that tender offer and in the merger agreement between Marconi Corporation and FORE Systems. Millionerrors Investment Club is the representative of the named plaintiff class. The Complaint seeks unspecified damages, counsel and expert fees, other costs of the claim and other unspecified relief. Plaintiffs lawyers have stated that their damage claims would total $450 million. On August 21, 2002 the District Court granted summary judgment in favor of defendants on all claims. On September 23, 2002, the plaintiffs filed a notice of appeal. The appeal has been stayed and the case remanded to the district court to consider a settlement agreement reached among the parties. The settlement is subject to court approval.

•	FORE Systems, together with six of its former directors and officers, are defendants in a consolidated class action lawsuit filed in the United States District Court for the Western District of Pennsylvania on behalf of a class of persons, other than defendants and their respective affiliates, who purchased FORE Systems securities during the period July 19, 1996 to April 1, 1997, inclusive. Robert K. Bell is the first named plaintiff class representative. The plaintiffs allege that, during this period, FORE Systems misrepresented material facts relating to its results of operations, competitive position and future prospects and concealed its alleged deterioration, declining growth and inability to compete successfully until the April 1, 1997 preliminary release of FORE Systems’ projected results of operations for fiscal 1997. The plaintiffs also allege that FORE Systems’ financial statements for the quarters ended June 30, September 30 and December 31, 1996 improperly recognized revenues on sales to certain customers. These alleged misrepresentations are said to constitute violations of the anti-fraud provisions of Section 10(b) of the U.S. Securities Exchange Act of 1934 and, as to the individual defendants, of Section 20(a) of the U.S. Securities Exchange Act of 1934. The plaintiffs’ consolidated complaint seeks unspecified damages, counsel and expert fees and other costs of suit and other unspecified relief. The defendants have denied all allegations of wrongdoing. Discovery has concluded, and both plaintiffs and defendants have filed their respective pre-trial statements. The plaintiffs’ damages expert had initially estimated damages at $792 million, then $865 million and then $724 million. By order dated August 2, 2002, the court granted the defendants’ motion in limine to exclude testimony from the plaintiffs’ damages expert. At the same time, the court denied a motion to exclude testimony from the plaintiffs’ liability expert and discussed a proofs of claim procedure which, if liability were found, would follow a liability trial. The court also certified the damages issue for an interlocutory appeal to the U.S. Court of Appeals for the Third Circuit. The plaintiffs did not appeal the court’s decision. The parties have agreed to a settlement, which, if concluded, will result in the Marconi group not making any payment to the plaintiff class. The settlement is currently being documented and then will be subject to court approval, which will take several months.

•	FORE Systems is a defendant in a lawsuit filed by Bell Communications Research, Inc., now known as Telcordia Technologies Inc., or Telcordia, on October 14, 1998 in the United States District Court for the District of Delaware. Upon filing the case, Telcordia, a patent holder, alleged that FORE Systems infringed four patents owned by Telcordia, and sought unspecified damages for past infringement and an injunction against future infringement. FORE Systems denied infringement and asserted the affirmative defenses of invalidity, unenforceability, laches, equitable estoppel, implied license, misuse and unclean hands. In addition, FORE Systems counterclaimed for a declaratory judgment on non-infringement, invalidity, unenforceability, laches, equitable estoppel, implied license, misuse and unclean hands and asserted affirmative claims seeking damages for reformation of contract based on fraud, breach of the covenant of good faith and fair dealing, negligent misrepresentation and common law unfair business practices and competition. Prior to trial, Telcordia dismissed with prejudice its claims for infringement of two of the four asserted patents, and FORE Systems dismissed with prejudice its counterclaims for reformation of contract based on fraud, breach of the covenant of good faith and fair dealing, negligent misrepresentation and common law unfair business practices and competition. Discovery in this case has closed.

Telcordia maintained its claims for infringement on the remaining two patents. The district court conducted a claim construction hearing in late August 2000 and subsequently entered an order construing the claims of the two remaining patents in suit. Telcordia, taking the position that it could not, given the court’s patent claim construction, prevail on its claims of infringement at trial, moved the district court to enter an order finding that FORE Systems had not infringed the two remaining patents in suit so that the case would be procedurally postured for appeal. FORE Systems subsequently moved the district court to require that Telcordia identify which of the construed patent claim elements it contended were in error and precluded Telcordia from proving infringement. Telcordia identified some claim elements, and, on September 21, 2001, the district court entered a final judgment of non-infringement on the two remaining patents.

Telcordia filed notice of appeal on October 19, 2001, and filed its opening brief on March 18, 2002. FORE Systems’ opening brief was filed on May 28, 2002. Telcordia filed its reply on July 23, 2002, and FORE filed its reply on August 9, 2002. Oral argument in the appeal took place on February 3, 2003. In its decision, announced on March 27, 2003, the U.S. Court of Appeals for the Federal Circuit unanimously affirmed the district court’s judgment on one of the two patents, and on the other patent, by a majority decision, remanded the case back to district court for further proceedings.

•	FORE Systems is a defendant in a second lawsuit filed by Telcordia, a patent holder, on June 8, 1999 in the United States District Court for the District of Delaware. Telcordia’s second lawsuit alleges that FORE Systems has infringed two additional Telcordia patents. FORE Systems has denied infringement and asserted the affirmative defenses of invalidity, unenforceability, laches, equitable estoppel, implied license, misuse and unclean hands. In addition, FORE Systems has counterclaimed for a declaratory judgment on the issues of non-infringement, invalidity and unenforceability. FORE Systems has also asserted a counterclaim seeking damages for Telcordia’s infringement of a FORE Systems patent. The case was scheduled for trial in November 2000. However, all proceedings have been stayed pending the outcome of the proceedings in the first lawsuit described above, and discovery in this second case has not yet been completed.

•	Systems Management Specialists, Inc., or SMS, is a defendant in a demand for arbitration brought by Esprit de Corp, or Esprit, in April 2002. This action relates to two outsourcing agreements entered into by Esprit and SMS in 1995 and 1999 (the Agreements); Esprit alleges that SMS breached its obligations under the Agreements and is seeking at least $8 million. The pleadings portion and discovery phase between SMS and Esprit have commenced, and the arbitration hearing will be conducted in Los Angeles, California, U.S.A. Initially, the parties had agreed to conduct the arbitration hearing during a two week period in May, 2003, with discovery and briefing to take place before that time. However, this has been delayed and the hearing is now scheduled to commence on October 13, 2003.

Marconi plc was originally a party to the arbitration demand under a legal theory alleging that SMS and Marconi plc are alter egos of one another. Esprit released Marconi plc from its original arbitration demand, but then named Marconi plc in a federal court proceeding. In response, Marconi plc moved to stay the federal court proceeding until after the arbitration between SMS and Esprit has concluded. The Court granted Marconi plc’s motion to stay, and, therefore, Esprit will be permitted to proceed on its claims against Marconi plc only after the arbitration between SMS and Esprit is completed, and only to the extent Esprit prevails on any of its claims in the arbitration against SMS.

On September 17, 2003, the parties agreed to settle the above proceedings for a payment by SMS to Esprit in the amount of U.S.$710,000.00. The parties are in the process of drafting settlement documentation.

•	Marconi Corporation plc and Marconi Commerce Systems Inc., or MCSI, are defendants in an action brought by a former employee, Larry Anthony Gillus, or Gillus. The complaint is that Gillus suffered racial discrimination and subsequent retaliatory action whilst employed by Gilbarco, subsequently known as MCSI, which has now been sold to subsidiaries of Danaher Corporation plc. A second claim has been brought against Marconi plc and MCSI for retaliation and intentional infliction of emotional distress alleged to have occurred after he brought the original action. Additionally, on September 10, 2003, the Court granted plaintiff’s motion to add a breach of employment contract claim and injunctive relief. Gillus’ counsel has in the past stated that he is seeking a total of $19 million in respect of both claims. Potential liabilities in respect of the claim against Marconi Corporation and Marconi plc were compromised pursuant to the restructuring.

•	Marconi Corporation, Marconi plc, Marconi Inc. and Marconi Data Systems Inc. are defendants in an action brought by a former employee, Thomas Edeus, or Edeus. The complaint asserts three causes of action; firstly that Edeus was unlawfully deprived of benefits to which he was entitled under Marconi Data Systems Inc’s United States severance plan; secondly for failure to provide Edeus with a summary plan description relating to the severance plan; and thirdly for age discrimination in employment. The plaintiff has purported to have made out claims in various specified amounts totaling over $901,000, some of which may be in the alternative, and also unspecified punitive damages, liquidated damages and front and back pay, making the impact of this claim on us and the former group difficult to assess. An answer and affirmative defenses have been filed on behalf of all defendants. On June 5, 2003, the court entered an order providing as follows: “Plaintiff having advised the court that one or more defendants’ [sic] are in Bankruptcy, this action is placed on the court’s suspense calendar pending disposition of the bankruptcy case. Plaintiff is directed to file and notice for hearing a motion to reinstate upon disposition of the bankruptcy proceedings.” Potential liabilities in respect of the claim against Marconi Corporation and Marconi plc were compromised pursuant to our restructuring.

•	On October 4, 2000, Alcatel SA and Alcatel CIT, or Alcatel, both French companies, filed a claim against Marconi plc, Marconi Communications Limited and Marconi Communications SpA alleging infringement of two patents held by Alcatel group companies. Alcatel and Marconi Corporation entered into a mutual patent cross license agreement effective April 1, 2002 in respect of both companies’ patent portfolios which calls for a series of payments by Marconi plc. The amount of these payments has no significant effect on the financial position or profitability of us and the former group. This settled all claims brought by Alcatel. The cross license applies to patents and patent applications of Marconi plc and Alcatel filed prior to April 1, 2002. The cross license expires on March 31, 2009.

•	Stringfellow and Plessey Precision Metals are defendants in an action brought in the Superior Court of California in May 1998. A toxic tort claim was filed by several thousand residents of Riverside County who live adjacent to the Stringfellow Acid Pits Waste Disposal Site. There are currently several hundred plaintiffs. The claim is still in its early stages and therefore, no estimate of Plessey’s potential liability is currently available. Plessey was a minor generator of hazardous materials on the site compared to others involved, however. A case management order was entered into in early 2001 and the case is still in the early discovery stage. The defendants are seeking dismissal on grounds of statutes of limitation.

•	Inglis Limited and English Electric Company Limited, or English Electric are defendants in an action brought by Manitoba Hydro. In the early 1960s, Manitoba Hydro contracted with Inglis Limited to design and manufacture, amongst other equipment, three turbines for the hydro electric plant at Grand Rapids in the United States. Inglis Limited worked closely with English Electric, who prepared certain aspects of the turbine design. One of the turbines exploded in March 1992. Manitoba Hydro is suing Inglis Limited for negligence and breach of contract in the design and manufacture of the turbines, and English Electric for negligence in relation to the design. In June 1998 Manitoba Hydro were granted leave to commence an action against English Electric and Inglis Limited and proceedings are progressing, the documentary disclosure phase having been largely completed and examination for discovery of witnesses being partly undertaken. Manitoba Hydro has pleaded, in broad terms, around 35 million Canadian dollars, approximately £14 million. This sum is exclusive of interest which could approximately double this figure as the explosion took place 10 years ago. This amount assumes 100% liability on the part of English Electric, which is denied.

•	Datang Telecom Technology Co. Ltd, Optical Communication Branch, or Datang, has indicated that it may bring a claim against Chengdu Marconi Communications Ltd, or Chengdu. On August 24, 2000 Chengdu Marconi Communications Ltd entered into an Original Equipment Manufacture agreement with Datang. Datang has approximately U.S.$5.2 million on account payable to Chengdu Marconi Communications Ltd but has not paid as it claims that it has been unable to sell U.S.$7 to 9 million of products purchased from Chengdu Marconi Communications Ltd due to their quality. Datang has indicated that it will not pay the outstanding sums and may bring court proceedings against Chengdu Marconi Communications Ltd in China. The value of such a claim might be in the region of U.S.$7 to 9 million, the value of the products that Datang claims it has been unable to sell, but could potentially be for U.S.$18 million, the value of the entire contract.

•	On March 26, 2002 Railtrack Telecom Services Limited, or RTSL, now known as RT Group Telecom Services Limited, a joint venture partner, served a claim against Marconi Corporation in respect of its failure to pay in February 2002 an amount of £20 million plus daily interest in an amount of £3,287 in respect of the purported exercise by RTSL of a contractual option to put 1,324,054 ordinary shares in Easynet Group plc on to Marconi Corporation. Marconi Corporation had, prior to receipt of the claim, indicated its intention to claim or counterclaim against RTSL in respect of its acts, omissions, misrepresentations and breaches of its obligations to Marconi Corporation arising out of or in respect of certain agreements and transactions relating to ipsaris Limited and Ultramast Limited, a joint venture company in which RTSL and Marconi Corporation each held 50% of the shares. Marconi Corporation then raised its counterclaims as a complete defense and advised RTSL that the amount of Marconi Corporation’s claims against RTSL was greater than the claim that RTSL had brought against Marconi Corporation. RTSL applied for a summary judgment hearing which took place on July 15, 2002, on the grounds that Marconi Corporation’s claims had no real prospect of success. The court did not grant summary judgment in favor of RTSL, recognizing that Marconi Corporation might have a valid counterclaim which could be set off against amounts due under the option. However, the court did order that Marconi Corporation pay the disputed £20 million plus interest into court, reflecting the court’s concerns about whether the counterclaim by Marconi Corporation would ultimately succeed and also the fact that RTSL was entitled to put the Easynet Group Plc shares on Marconi Corporation, and that it would be unfair for Marconi Corporation to acquire the shares without making any payment. Marconi

Corporation paid the required sum into court. A settlement of all outstanding litigation was reached with RTSL, subject to court approval of a capital reduction in Ultramast Limited. The court approved the capital reduction on February 21, 2003.

•	Marconi Communications Limited, or MCL has settled claims which were brought by Alstom Transport Limited, or Alstom, a sub-contractor, in an arbitration brought under International Chamber of Commerce rules in respect of a sub-contract that Alstom entered into with MCL on May 26, 1995 for the supply of certain communications equipment and systems for installation on the Northern Line of London’s underground system. Alstom requested the arbitration on May 25, 2001. MCL submitted a full defense. Certain preliminary matters were heard and an initial hearing into the substance of the claim took place. In a related action, Alstom Transport Ltd and three other Alstom subsidiaries issued proceedings in the English courts in September 2001 in relation to alleged misrepresentations or breach of warranties made by MCL as to the costs of operating the communications equipment and systems to be installed pursuant to this sub-contract. Settlement was reached in relation to both these claims on December 20, 2002. MCL will provide further products and services to Alstom pursuant to a revised supply contract and a new maintenance contract was entered into as of January 6, 2003. Marconi Corporation’s obligations pursuant to these new contracts are guaranteed by Marconi Communications Holdings Limited and are the subject of collateralized performance bonds to a value of £2.5 million and £1 million respectively for the supply and maintenance contracts. The arbitration has also been discontinued.

•	Marconi Corporation was the defendant in an action brought by DrKW Finance Ltd, or DrKW which has now been settled. The claim was for £12,289,860.15 plus interest due or scheduled to become due under a payment plan agreement between Oracle Corporation U.K. Ltd, or Oracle, and Marconi Corporation. Oracle assigned the relevant agreement, a software licensing agreement, to DrKW. On October 11, 2002 DrKW obtained summary judgment for the full amount claimed plus interest. On the same day Marconi Corporation agreed a settlement of the claim with DrKW and DrKW agreed not to enforce the judgment. Marconi Corporation has complied with its settlement obligations and has no further liability in respect of this claim.

•	There is an outstanding tax dispute between the Indian tax authorities and Marconi Corporation, English Electric and Associated Electrical Industries Limited, or AEI. In 1989/90, as part of the reorganization of the Marconi group’s European operations, Marconi Corporation, English Electric and AEI transferred their shareholdings in The General Electric Company of India Limited, or GEC India, The English Electric Company of India Limited, or EE India, and GEC Power Engineering Services of India Limited, or GEP India, to a Dutch company, GEC Alsthom NV, or Alsthom. The Indian tax authorities claim that this transfer gives rise to an Indian capital gains tax charge for each of Marconi Corporation, English Electric and AEI, although this is one of the issues in dispute. An advance Indian capital gains tax payment had to be made before the Indian authorities would issue a no-objection certificate, which was required before the transfer could proceed. This advance payment was based on the value of GEC India, EE India and GEP India at the date of the no-objection certificate. The Indian tax authorities have, however, assessed Marconi Corporation, English Electric and AEI to tax on the basis of the value of GEC India, EE India and GEP India at the date of the actual transfer, which could give rise to a tax liability of up to £11 million, of which £3 million relates to Marconi Corporation. Marconi Corporation, English Electric and AEI are disputing this liability and the basis of valuation in the Indian courts and in pursuance of interim orders of the Indian Court have deposited £2.686 million with the Indian tax authorities.

•	Marconi plc and four of its former officers are defendants in a consolidated class action lawsuit pending in the United States District Court for the Western District of Pennsylvania brought on behalf of a putative class of all persons, other than defendants and their respective affiliates, who purchased American depository receipts or are United States residents and purchased common stock of Marconi plc between April 10, 2001 and July 5, 2001, inclusive. Plaintiffs allege that, during this period, Marconi plc and the individual defendants falsely reassured investors that Marconi’s revenues would rise during the year and that its geographic and business mix left it relatively immune to the economic downturn affecting its competitors. Plaintiffs further allege that on July 4, 2001 defendants belatedly disclosed that tougher trading conditions in the quarter ended June 30, 2001 indicated that Marconi plc’s sales and operating profits for fiscal 2002 would fall significantly from the levels previously estimated. Defendants’ alleged misrepresentations are said to violate the anti-fraud provisions of Section 10(b) of the U.S. Securities Exchange Act of 1934 and, as to the individual defendants, Section 20(a) of the U.S. Securities Exchange Act of 1934. Plaintiffs seek class certification, an award of unspecified damages, counsel and expert fees and other costs of suit and other unspecified relief. All defendants filed a motion to dismiss the lawsuit, which by opinion and order dated September 18, 2002, was granted in part and denied in part. The Court ruled that it had no jurisdiction over claims of holders of Marconi ordinary shares not residents of the United States, but does have jurisdiction over claims of American resident owners of ordinary shares and owners of ADRs. The parties have agreed to a settlement, which, if concluded, would result in Marconi plc and/or the Marconi group not making a payment to the claimants. The settlement agreement has been signed and submitted to the court for approval, which will take several months.

•	Marconi plc was the defendant in an action commenced by Salomon Brothers International Limited, or SBIL, for £15.9 million, plus interest and costs. The claim was related to a guarantee granted by Marconi plc to SBIL in respect of certain equity swap transactions entered into between SBIL and Bedell Cristin Trustees Limited, or Bedell Cristin, as trustees of the Marconi Employee Trust. The intention of the equity swap transactions was to hedge the exposure of the Marconi group to the Marconi plc share price inherent in Marconi employee share options. The equity swap transactions were governed by an ISDA master agreement between SBIL and Bedell Cristin.

On March 26, 2002, SBIL served notice on Bedell Cristin purporting to terminate the equity swap transactions on the grounds of an alleged event of default in relation to Marconi plc. On April 8, 2002, SBIL served a demand on Marconi plc under its guarantee for payment of an early termination amount that it had calculated to represent its loss in relation to the equity swap transactions. Marconi plc declined to recognize the validity of the early termination of the equity swap transactions or the demand under its guarantee. On April 19, 2002 SBIL filed a claim form on Marconi plc. Marconi plc served a defence to this claim form.

This litigation was discontinued in accordance with a settlement entered into in connection with our financial restructuring. For more information, please see “Item 4: Information on the Company — History and Development of the Company — History — Financial Restructuring” and “Item 7: Major Shareholders and Related Party Transactions — Related Party Transactions — Restructuring Agreements — Scheme Implementation Deed — ESOP Escrow Agreement Release”.

Claims brought by our former group companies

      The following represent the largest outstanding claims made on behalf of our former group:

•	Marconi Communications Inc., or MCI, is the claimant in two actions against Vidar SMS Co., Ltd, or Vidar, a company with its principal place of business in Taiwan. In May 2000, MCI brought an International Chamber of Commerce arbitration proceeding against Vidar in connection with Vidar’s breaches of an Engineering Services Agreement between Vidar and a Marconi-acquired company, RELTEC Corporation. In August 2002, the arbitration tribunal awarded MCI $25,879,544 under its breach of warranty claims, $5,604,270.12 for prejudgment interest, and $156,702.56 for costs, for a total award of $31,640,516.68. Vidar may claim that it has no assets to satisfy this judgment.

•	A second action was brought by MCI against Vidar in May 2000 in the United States Court for the Northern District of Texas for fraud, negligent misrepresentation, Texas common law indemnity and California equitable indemnity, all relating to Vidar’s wrongful acts in connection with various business relationships between the parties. On October 30, 2002, the U.S. District Court entered default judgment against Vidar on all claims and assessed MCI’s actual damages at $72,402,065 plus prejudgment interest on this amount at the rate of 10% per annum. Vidar filed a petition for reorganization in the Taipei (Taiwan) District Court in 2001 and may claim that it has no assets to satisfy the judgments referred to above. However, the Taipei District Court dismissed Vidar’s petition on January 28, 2002 based on its lack of viability for reorganization and the Taiwan High Court dismissed Vidar’s appeal of the lower court’s ruling on March 25, 2002 based on the same reason.

DIVIDEND POLICY

      As a result of its scheme of arrangement, Marconi plc does not anticipate making any dividends or distributions to its shareholders. See “Risk Factors — As a result of our restructuring, we have ceased business operations and intend to dispose of our remaining assets for the benefit of our creditors”.

SIGNIFICANT CHANGES

      As a result of the financial restructuring of Marconi plc and Marconi Corporation that became effective on May 19, 2003 and is described in this report, the financial position of Marconi plc has changed significantly.

Item 9: The Offer and Listing

STOCK PRICE HISTORY

Marconi plc

      From November 30, 1999, the ordinary shares of Marconi plc were listed on the London Stock Exchange. On May 19, 2003, the ordinary shares of Marconi plc were delisted from the London Stock Exchange. On October 17, 2000, the ADRs of Marconi plc were added to quotation on the NASDAQ National Market, and on July 3, 2002, they were removed from quotation on the NASDAQ National Market and began trading on the over-the-counter bulletin board in the United States. The following table summarizes information regarding prices and trading of the Marconi plc ordinary shares on the London Stock Exchange and the ADRs on the NASDAQ National Market and the over-the-counter bulletin board for the periods indicated:

	London Stock
	Exchange				ADRs
	(Sterling pence)				(US dollars)
	High		Low		High		Low

Fiscal Year
April 1, 2000 to March 31, 2001	1250.00		340.00		—		—
April 1, 2001 to March 31, 2002	424.00		6.25		12.85		0.18
April 1, 2002 to March 31, 2003	12.55		1.27		0.44		0.04
Fiscal Quarter
April 1, 2000 to June 30, 2000	975.00		669.00		—		—
July 1, 2000 to September 30, 2000	1250.00		875.00		—		—
October 1, 2000 to December 31, 2000	950.00		646.00		30.00	(*)	18.00	(*)
January 1, 2001 to March 31, 2001	785.00		340.00		23.50		9.53
April 1, 2001 to June 30, 2001	424.00		237.00		12.85		6.75
July 1, 2001 to September 30, 2001	263.00		17.00		7.75		0.50
October 1, 2001 to December 31, 2001	48.90		13.00		1.48		0.40
January 1, 2002 to March 31, 2002	44.00		6.25		1.33		0.18
April 1, 2002 to June 30, 2002	12.55		3.95		0.44		0.12
July 1, 2002 to September 30, 2002	4.10		1.27		0.14		0.05
October 1, 2002 to December 31, 2002	2.54		1.43		0.09		0.04
January 1, 2003 to March 31, 2003	2.44		1.56		0.09		0.05
Month
April 2003	1.80		1.59		0.06		0.05
May 2003	1.56	(**)	0.60	(**)	0.09		0.03
June 2003	—		—		0.08		0.06
July 2003	—		—		0.18		0.07
August 2003	—		—		0.13		0.10
September 2003 (to Sept. 23, 2003)	—		—		0.13		0.02

*	Represents the period October 17, 2000 to December 31, 2000 following the quotation of Marconi plc ADRs on NASDAQ.

**	To May 16, 2003, which was the last day of dealings in Marconi plc shares

      On April 11, 2003, the U.K. Financial Services Authority released a public statement concerning a contravention of the U.K. Listing Rules by Marconi plc in July 2001. That public statement concluded that Marconi plc had breached paragraph 9.2(c) of the U.K. Listing Rules when it failed to notify the Company Announcement Office “without delay” of a change in its expected performance for the half year ending September 2001 and full year ending March 2002.

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

      The rights of the holders of our shares are set out in our memorandum and articles of association or are provided for by applicable English law. A copy of our memorandum and articles is filed as Exhibit 1.1 to this annual report. Directions on how to obtain copies of the memorandum and articles of association are provided under “ — Documents on Display”.

      The following is a summary of the material terms of our memorandum and articles of association. The articles of association were last amended on July 18, 2001.

General

      We are registered in England and Wales, No. 3848420. Our principal objects are set out in full in Clause 4 of our Memorandum of Association and include carrying on the business of, and performing all the functions of, a holding company.

Directors

      Subject to the requirements of English company law, and so long as the director has disclosed to the board of directors the nature and extent of any material interest:

•	a director may be a party to any transaction or arrangement with us;

•	a director or the director’s firm may act in a professional capacity for us, except as auditor and receive payment for such services;

•	a director may also be a director or officer of or party to any transaction or arrangement with any company promoted by us or in which we are interested; and

•	a director will not be liable to account for any benefit the director may have received from that position or transaction or arrangement.

      Except as otherwise provided by our articles of association, a director must not vote at any board or committee meeting on any resolution of the board of directors concerning a matter in which the director and any persons connected with him has a material interest. This prohibition does not apply if the director’s interest arises only because the resolution concerns one or more of the following:

•	the giving of any guarantee, security or indemnity for money lent, or obligations incurred by the director or any other person at our request or for our benefit;

•	the giving of any guarantee, security or indemnity for a debt or obligation of ours or any of our subsidiary for which the director has assumed responsibility under a guarantee or indemnity or by the giving of security;

•	any contract arrangement, transaction or proposal concerning an offer of our or any of our subsidiary undertaking’s shares, debentures or other securities in which offer the director might be entitled to participate as a holder of securities;

•	any contract arrangement, transaction or proposal concerning any other company in which the director or any person connected with him is interested directly or indirectly and whether as an officer, shareholder, creditor or otherwise so long as the interest held represents less than one percent of:

(1)	the equity share capital of that company; or

(2)	the voting rights available to shareholders of that company.

MEMORANDUM AND ARTICLES OF ASSOCIATION — (continued)

•	any contract arrangement, transaction or proposal for the benefit of our or any of our subsidiary’s employees which awards the director any privilege or benefit that is not generally awarded to the employees to whom such arrangement relates; and

•	any contract arrangement, transaction or proposal concerning the purchase or maintenance of liability insurance for any director or officer.

      As described under “Item 6 — Directors, Senior Management and Employees — Board Practices-General”, the remuneration committee makes decisions on behalf of the board of directors on the contracts of service and remuneration packages of executive directors and the chairman. The fees of non-executive directors must not exceed in aggregate £500,000 per year or a larger sum we may determine by ordinary resolution. However, subject to this upper limit, each non-executive director is paid a fee determined by the board. A non-executive director who serves on any committee of the board, and by request of the board goes or resides abroad for our purposes or who performs extra or special services may be paid extra remuneration by way of salary, commission or otherwise as the board determines.

      The board of directors can appoint any of their number to be directors. The remuneration of executive directors is determined by the board and can take any form.

      The board of directors have an unrestricted power to exercise all of our powers to borrow money, guarantee, indemnify, mortgage or charge our undertaking, property, assets and uncalled capital and issue debentures and other securities for any debt, liability or obligation of ours or of any third party.

      At every annual general meeting of shareholders, one-third of the directors, or the nearest to one-third if the number of directors is not three or a multiple of three, are required to retire from office although a retiring director may be re-appointed if willing to act. In addition, any director who has been in office for more than three years since his or her last appointment or reappointment is required to retire. Subject to the provisions of U.K. company law and to the provisions of the articles of association, the directors to retire at an annual general meeting are those who have been in office the longest. If a vacancy is not filled at a meeting at which a director retires by rotation or otherwise then, if the retiring director is willing to act, he or she is deemed to be reappointed as a director unless:

•	the meeting resolves not to fill the vacancy; or

•	the resolution to reappoint the director concerned is put to the vote and lost.

      A director is required to retire from office at the annual general meeting after which he or she reaches 70 years of age, although that director may be reappointed as a director on an annual basis after reaching 70 years of age.

      A director is not required to hold any shares in our capital in order to be qualified as our director.

      We are permitted to send notices of board meetings to directors by means of electronic communication. Resolutions of the directors may be made by means of electronic communication.

Share Capital

      Our authorized share capital is £300,000,000. It is divided into 6,000,000,000 ordinary shares of 5 pence each.

      Our articles of association do not contain any restrictions on the rights of non-resident or foreign shareholders to hold or exercise voting rights attaching to our ordinary shares.

      We or the board, if authorized by shareholders, may issue new shares with those rights and restrictions that the shareholders or the board consider appropriate. The board may issue up to 5% of our issued share capital for cash without shareholder approval. In addition, the board, if authorized by the shareholders, may

MEMORANDUM AND ARTICLES OF ASSOCIATION — (continued)

issue shares for cash to persons who are not currently shareholders without first offering such shares to existing shareholders.

      The board may issue share warrants for any fully paid shares. Any share represented by that kind of warrant is transferable by delivery of the warrant relating to it. The board may provide for the payment of dividends or other moneys on the shares represented by the warrant by coupons or otherwise. The board may determine and vary:

•	the conditions on which the share warrants are issued;

•	the conditions on which a new warrant or coupon is issued in place of worn-out, defaced, lost or destroyed warrants or coupons;

•	the conditions on which the bearer will be entitled to attend and vote at general meetings; or

•	the conditions on which a warrant may be surrendered and the name of the bearer entered in the register in respect of the shares specified in the warrant.

      The board may permit shares to be held in uncertificated form. Uncertificated shares are traded using CREST, which is the electronic settlement system in the United Kingdom.

Variation of rights

      If the share capital is divided into different classes of shares, the rights of any class of shares may be changed or taken away:

•	with the written consent of the holders of three-quarters of the holders of shares of that class; or

•	with the approval of an extraordinary resolution passed at a separate meeting of holders of those shares.

      The quorum for a meeting to change or take away the rights of any class of shares is two persons, present in person or by proxy, holding one-third of the nominal amount of the issued shares of that class. Consent to change or take away any class of shares can be contained in an electronic communication.

Lien and forfeiture

      If we issue partly paid shares, the board has rights to collect any amounts due for such partly paid shares. We cannot have a lien over fully paid shares.

Transfer of shares

      Our shares are freely transferable. A transfer of shares is made by an instrument of transfer. The instrument of transfer must be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. The transferor remains the holder of the relevant shares until the name of the transferee is entered in the share register. If any shares are not represented by share certificates, then transfers of those shares may also be made through CREST without a written instrument in accordance with English company law.

      The board may refuse to register transfers of shares that are not fully paid up, but only if the refusal does not prevent dealings in the shares from taking place on an open and proper basis.

      Subject to the requirements of the London Stock Exchange, the board may also refuse to register a transfer of shares if:

•	it is not deposited duly stamped, if stamp duty is payable, at our registered office with the relevant share certificate;

•	it is for more than one class of shares; and

MEMORANDUM AND ARTICLES OF ASSOCIATION — (continued)

•	it transfers the shares to more than four transferees.

      If the board refuses to register a transfer of shares, it must send the transferee notice of the refusal within two months.

Transmission of shares

      If a shareholder dies, his or her survivor, if he was a joint shareholder, or his personal representatives, if he was a sole shareholder, will become entitled to his shares. That person may either decide to become the shareholder or may nominate someone else to become a shareholder.

Alteration of share capital

      Shareholders must approve increases in share capital through an ordinary resolution. In addition, the following changes in share capital must be approved by an ordinary resolution of the shareholders:

•	share consolidation and share splits;

•	subdivisions of shares; and

•	cancellations of shares that have not been taken or agreed to be taken by any person.

      Reductions in our share capital, capital redemption reserve and any share premium account must be approved by a special resolution of the shareholders and must be confirmed by an order of the court. In addition, U.K. company law sets out conditions and procedures that must be followed when reducing share capital, the capital redemption reserves and any share premium account.

Purchase of own shares

      We can purchase any issued shares provided that we comply with English company law.

Meetings of shareholders

      English company law allows shareholders to exercise their power to decide on corporate matters at general meetings. We are required to hold a general meeting annually, at intervals of not more than 15 months, to:

•	consider the statutory accounts and the reports by the auditors and the directors;

•	elect directors; and

•	approve the appointment and remuneration of auditors.

      The directors have discretion to hold extraordinary general meetings to consider specific matters. In addition, if done in writing, shareholders representing at least one-tenth of all of the issued shares may request that an extraordinary general meeting be held.

      An annual general meeting and an extraordinary general meeting called for the passing of a special resolution are called by giving at least 21 clear days’ notice. All other extraordinary general meetings are called by giving at least 14 clear days’ notice.

      The board may at its discretion serve any notice that is required by the articles of association either by post or by electronic communication. We may send notices or other documents to shareholders by publishing them on a website, provided that we and the shareholder have agreed that the shareholder will have access to the website and the shareholder is notified both of the publication of the notice of the document on the website and of the website address.

      Shareholders whose registered address is outside the United Kingdom are entitled, so long as we agree, to receive notices and other documents electronically.

MEMORANDUM AND ARTICLES OF ASSOCIATION — (continued)

      Accidental omission to send notice of a meeting or to send any requisite notification in relation to the publication of a notice of a meeting on the website, to send a form of proxy to any person entitled to receive one, or non-receipt of the notice, notification or proxy form shall not invalidate proceedings at the meeting, whether or not we are aware of the omission or the non-receipt.

      The board is permitted to issue terms and conditions relating to the use of electronic communications. If the post in the United Kingdom is restricted, the board may give notice by advertisement in two U.K. national newspapers. The board may enable persons to attend general meetings by simultaneous attendance at satellite meetings held anywhere in the world. The shareholders present in person or by proxy at the satellite meetings will be counted in the quorum and will be entitled to vote provided that they can hear and see all persons who speak and can participate in the business of the meeting and be heard and seen by all other persons present in the same way. In addition, the board of directors can make arrangements for persons entitled to attend meetings to attend that meeting at a venue situated anywhere in the world for the purposes of hearing and viewing the proceedings. Those venues are not satellite meetings and those persons attending at those venues are not entitled to vote or be counted in the quorum of the meeting.

      Business cannot be transacted at any meeting unless a quorum is present. Generally, a quorum is two persons present in person or by proxy and entitled to vote on the business of the meeting.

      A proxy may be appointed by electronic communication if we have given an address for this purpose and may be executed electronically if the board approves. The appointment of proxy should be received at the address we give at least 48 hours before the meeting. The written authority under which a proxy appointment is executed must be delivered in physical form to us at least 48 hours before the time appointed for the meeting. Where two or more proxies are delivered for the same share, we will treat the last-executed proxy as replacing and revoking the other proxy received for that share.

      A notice of revocation of a proxy appointment may be sent either by instrument or by means of electronic communication, regardless of how the original proxy appointment was made.

      If, after the notice of general meeting has been sent, there is a change in the place and/or time of a general meeting, a proxy appointment in relation to the meeting may, if contained in an electronic communication, be received at the address we give for receiving electronic communications at any time at least 48 hours before the postponed time for the meeting.

Dividends

      Subject to the provisions of the law of England and Wales, the board has the discretion to determine whether to pay an interim dividend and the amount of that dividend, but must consider our financial position when doing so. An interim dividend does not need to be approved by shareholders. However, we may only pay a final dividend if recommended by the board and approved by shareholders. The shareholders do not have the power to approve a dividend in excess of the amount recommended by the board.

      The board also determines the date on which we pay dividends. We pay dividends to shareholders on the register on the record date that the directors determine, in proportion to the amounts paid up on the shares. There are no fixed dates on which entitlements to dividends arise. Interest is not payable on dividends or other amounts payable concerning shares.

      The board may, if it has shareholder approval, offer shareholders the right to elect to receive shares instead of cash dividends. The aggregate value of additional shares that a shareholder may receive under that election is as nearly as possible equal to but not greater than the cash amount that the shareholder would have received.

      The board may also, if it has shareholder approval, direct that a dividend is to be satisfied wholly or partly by the distribution of assets including paid up shares or debentures of any other company. The board may fix the value of assets that a shareholder may receive under such distribution and, upon fixing such

MEMORANDUM AND ARTICLES OF ASSOCIATION — (continued)

value, may determine that cash payments should also be made to shareholders receiving those assets. The board may also vest any specific assets in trustees.

      A dividend that is unclaimed for 12 years can be forfeited if the board directs and will no longer be due to the shareholder. We may pay any unclaimed dividend or other monies payable concerning shares into a separate account of which we will not be a trustee. We are entitled to stop sending dividend warrants and checks to a shareholder whose dividend payments have not been cashed or have been returned to us on at least two consecutive occasions, or after one such occasion where we cannot find the shareholder’s new address after making reasonable enquiries.

      Dividends and other monies payable concerning shares may be paid in cash or by check or by any other means that the board approves so long as the shareholder agrees.

Return of capital on winding up

      If we are wound up, the liquidator may, with the approval of an extraordinary resolution and any other sanction required by the U.K. Insolvency Act 1986:

•	divide our assets among the shareholders;

•	value and determine the means of division of such property;

•	vest all or part only of the assets in trustees for the benefit of shareholders; and

•	determine the terms of any trusts.

      No shareholder will be compelled to accept any assets on which there is a liability.

Voting

      Voting at any meeting of shareholders is by a show of hands unless a poll is demanded. On a show of hands, each person present in person or by a corporate representative has one vote. Proxies are not allowed to vote on a show of hands. On a poll, each shareholder that is present in person or by a corporate representative or by proxy has one vote for every share held. The chairman of the meeting has a casting vote on a show of hands and on a poll.

      Only the holders of shares on which all sums payable have been paid are entitled to attend meetings and vote. If more than one joint holder votes, only the vote of the shareholder whose name appears first in the register is counted. Any shareholder that is entitled to attend and vote at a meeting is entitled to appoint one or more proxies to attend and vote at the meeting on his or her behalf.

      A resolution put to the vote at a meeting is decided by a show of hands unless a poll is demanded by:

•	the chairman;

•	at least five shareholders present in person or by proxy who have the right to vote at the meeting;

•	any shareholder or shareholders present in person or by proxy who together hold at least one-tenth of the votes held by shareholders who have the right to vote at the meeting; or

•	any shareholder or shareholders present in person or by proxy who together hold shares that confer a right to vote at the meeting on which an aggregate sum has been paid up that is equal to one-tenth of the total sum paid up on all the shares carrying the right to vote.

      Resolutions generally require the approval of a majority of the shareholders. Such resolutions, referred to as ordinary resolutions, require:

•	on a show of hands, a majority in number of the shareholders present and voting in person or through an authorized representative to vote in favor; or

MEMORANDUM AND ARTICLES OF ASSOCIATION — (continued)

•	on a poll, more than 50% of the votes to be in favor.

      However, certain resolutions, referred to as special resolutions (such as a resolution to amend our articles of association) or extraordinary resolutions, require a higher majority. Such resolutions require:

•	on a show of hands, at least three-quarters of the shareholders present and voting in person or through an authorized representative to vote in favor; or

•	on a poll, more than 75% of the votes to be in favor.

Disclosure of interests in shares

      Under English law, we may give written notice to any person who we know or have reason to believe owns an interest in our shares to request information about such person’s beneficial interest in shares. If that person does not provide the information or if the board believes that the information provided is false or inadequate, we may restrict that person’s voting rights. In addition, if the number of shares held by that person exceeds 0.25% of the issued shares, then we may also restrict the dividend and transfer rights attaching to those shares.

MATERIAL CONTRACTS

      The following is a summary of material contracts to which we or any member of our former group is or was a party and which were entered into in the past two years. The exhibit list in “Item 19. — Exhibits” indicates which of these contracts are filed with this annual report and which of these contracts have already been filed with the SEC. Directions on how to obtain copies of these contracts are provided under “— Documents on Display”.

Equity

Settlement Deed dated December 19, 2002 between RT Group Telecom Services Limited (RTSL), RT Group plc, Marconi Corporation, Ultramast Limited, James Smith and Nicholas Dargan.

      The shares in Ultramast Limited held by Marconi Corporation have been cancelled through a capital reduction and a repayment of capital has been made to Marconi Corporation. The Settlement Deed contains several indemnities: (1) Marconi Corporation agreed to indemnify Ultramast Limited in respect of two employees seconded from our former group; this indemnity is capped at £300,000; (2) Marconi Corporation agreed to indemnify RT Group Telecom Services Limited in relation to a contract between Ente Sardo e Fognature and Ultramast Limited; this indemnity is capped at £1.68 million; and (3) Marconi Corporation agreed to indemnify RT Group Telecom Services Limited and Ultramast Limited in respect of a side letter between Marconi plc and British Waterways Board (BWB), now known as British Waterways; this indemnity is capped at £10 million.

Disposals Pre-Financial Restructuring

Share Purchase Agreement dated August 2, 2002 between Marconi (Bruton Street) Limited, Marconi plc and Finmeccanica S.p.A.

      On August 2, 2002 Marconi (Bruton Street) Limited entered into a Share Purchase Agreement to sell its interest in Marconi Mobile Holdings SpA to Finmeccanica SpA for a purchase price of €571.1 million in cash with €42.9 million in assumed debt (net of cash on the disposed business’ balance sheet). Of the €571.1 million cash proceeds, €20 million was withheld as security in escrow for purchaser warranty claims. As part of the subsequent sale of OTE SpA to Finmeccanica SpA on March 4, 2003, €4 million of the funds held in escrow was released to our group. €4 million was also put into a new escrow account in respect of trade payables from our group to OTE. Marconi Mobile Holdings SpA and its subsidiaries conducted Marconi plc’s strategic communications business. The strategic communications business designs, manufactures and supplies communications and information systems, primarily for defense and security applications, including ground, naval, avionic, communications/ command and control systems. The proceeds were received in the form of cash and in debt assumed by Finmeccanica SpA. The transaction closed on August 2, 2002. Marconi plc provided a guarantee for the performance of the obligations of Marconi (Bruton Street) Limited under the Share Purchase Agreement. Finmeccanica SpA has notified Marconi (Bruton Street) Limited and Marconi plc that it believes it has various claims under this Agreement. The above guarantee was novated from Marconi plc to Marconi Corporation in connection with our scheme of arrangement.

Stock Purchase Agreement dated January 10, 2002 in respect of the sale of Marconi plc’s data systems subsidiaries by Marconi Systems Holdings Inc., Marconi Corporation and AB Dick Holdings Limited to DH Holdings Corp., Launchchange Limited and Kollmorgen S.A.S. and a guarantee dated January 10, 2002 from Marconi plc in favor of DH Holdings Corp., Launchchange Limited and Kollmorgen S.A.S.

      On January 10, 2002, subsidiaries of Marconi plc entered into a Stock Purchase Agreement to sell their interests in Marconi Data Systems Inc. and certain affiliated entities to subsidiaries of Danaher Corporation plc for a purchase price of approximately U.S.$400 million. The companies sold conducted Marconi plc’s ink jet printing business. The transaction closed on February 5, 2002. Marconi plc provided a guarantee for the performance of the obligations of Marconi Corporation, Marconi Systems Holdings, Inc. and AB Dick Holdings Limited under the Stock Purchase Agreement. DH Holdings Corp. has notified

Marconi Corporation and Marconi plc that it believes it has various claims under this agreement. Marconi plc is no longer liable under the guarantee due to its scheme of arrangement.

Sale and Purchase Agreement dated December 20, 2001, as restated, for the sale of Marconi Corporation’s 50 percent shareholding in General Domestic Appliances Holdings Limited (GDA) between Merloni Elettrodomestici S.p.A and Marconi Corporation, for a cash consideration of €195.5 million.

      The transaction, which was subject to regulatory approval and other closing conditions, closed on March 8, 2002. Prior to completion of the transaction, Marconi plc received a dividend of £23 million from GDA. This comprised the annual cash dividend associated with Marconi plc’s stake in GDA, together with a special dividend relating to the proceeds from the sale by GDA of its subsidiary, GDA Applied Energy Limited.

Stock Purchase Agreement dated December 20, 2001 between Marconi Corporation, Marconi Systems Holdings Inc., DH Holdings Corp. and Launchchange Limited.

      On December 20, 2001 subsidiaries of Marconi plc entered into a Stock Purchase Agreement to sell their interests in Marconi Commerce Systems Inc. and Marconi Commerce Systems Limited to subsidiaries of Danaher Corporation plc for a purchase price of U.S.$325 million. The companies being sold conducted our group’s fuel dispensing equipment and retail automation businesses. The transaction closed on February 1, 2002. Marconi plc provided a guarantee for the performance of the obligations of its subsidiaries under the Stock Purchase Agreement. DH Holdings Corp has notified Marconi Corporation and Marconi plc that it believes it has various claims under this agreement. Marconi plc is no longer liable under this agreement due to its scheme of arrangement.

Asset Purchase Agreement dated December 17, 2001, as amended, between Marconi Corporation, Marconi Optical Components Limited and Bookham Technology plc (Bookham).

      On December 17, 2001 Marconi Optical Components Limited agreed to sell the assets and liabilities of its optical components business based at Caswell, Northamptonshire and Chelmsford, Essex, to Bookham in exchange for 12,891,000 ordinary shares in Bookham, equivalent to 9% of the issued ordinary share capital of Bookham. Based on the mid-market closing share price of Bookham on December 14, 2001, Marconi Optical Components Limited received shares then worth £19,723,230. The transaction closed on February 1, 2002.

Global Procurement Agreement dated December 17, 2001 between Marconi Communications Inc. and Bookham.

      On December 17, 2001 Marconi Communications, Inc. entered into a supply agreement with Bookham pursuant to which Marconi Communications, Inc. agreed to purchase £30 million of Bookham’s optical components with the benefit of a guarantee from Marconi Corporation given under the asset purchase agreement described above.

Block Trade Agreement dated November 28, 2001 between Marconi Mobile SpA and Salomon Brothers International Limited under which Marconi Mobile SpA disposed of 6,163,641 of its 11,083,625 shares in Lottomatica S.p.A., an Italian registered company, for a total consideration of approximately €40 million.

      These sales formed part of the Marconi group’s program of disposing of certain investments in its non-Core asset portfolio. Pursuant to the agreement, Marconi Mobile SpA sold to Salomon Brothers International Limited an aggregate of 6,163,641 ordinary shares in the share capital of Lottomatica SpA, a company organized under the laws of Italy. The purchase price was a net price of €6.52 per share making a total consideration of €40,186,939.32. The completion of the sale and purchase of the shares took place on December 3, 2001. The shares were purchased by Salomon Brothers International Limited as a block trade subject to the rules of Consob and the Mercato Telematico Azionario and additional matters set out in the agreement. The remaining 4,919,984 shares were sold pursuant to De Agostini’s public offer for Lottomatica shares for a total cash consideration of approximately €32 million received on February 4, 2002.

Sale Agreement relating to the sale by Marconi Corporation of its remaining shareholding of 1.49% in Lagardère SCA, a listed French company, to Salomon Brothers International Limited on September 26, 2001 for approximately €69 million.

      This sale formed part of the Marconi’s group’s program of disposing of certain investments in the Marconi group’s non-Core asset portfolio.

Asset Sale and Leaseback Agreement dated September 26, 2001 between Marconi Fleet Management Limited, Inchcape Vehicle Contracts Limited and IVC Contract Hire Limited.

      On September 26, 2001 Marconi Fleet Management Limited one of our former wholly-owned subsidiaries entered into a sale agreement for a substantial part of its fleet of motor vehicles with Inchcape Vehicle Contracts Limited. Gross sale proceeds of £28.5 million, were received by Marconi Fleet Management Limited, which on the same date entered into a lease agreement in respect of the said vehicles with IVC Contract Hire Limited, an associated company of Inchcape Vehicle Contracts Limited. As part of this transaction a deed of continuing indemnity was entered into dated September 26, 2001 between Marconi Corporation and IVC Contract Hire Limited under which Marconi Corporation agreed to indemnify IVC Contract Hire Limited against certain losses payable by Marconi Fleet Management Limited resulting from or arising out of the agreements entered into with Marconi Fleet Management on or after September 26, 2001. This includes amounts due on termination of all or any of the agreements or acceptance by IVC Contract Hire Limited of repudiation by Marconi Fleet Management Limited.

Sale and Purchase Agreement dated July 12, 2002 between Marconi Corporation and Redwood 2002 Limited in respect of the sale of Marconi Applied Technologies Limited, Marconi Applied Technologies Inc. and the assets of Marconi Applied Technologies S.A. to Redwood 2002 Limited for £57 million.

      The consideration for the sale to Redwood 2002 Limited, a company owned by 3i and funds associated with 3i, comprised £50 million in cash and a £7 million vendor loan note. The sale of Marconi Applied Technologies Limited and Marconi Applied Technologies Inc completed on July 12, 2002; the sale of the assets of Marconi Applied Technologies S.A., which was subject to French regulatory consent, completed on August 23, 2002.

Stock Purchase Agreement dated July 3, 2001, as amended, between Marconi Corporation, Marconi Systems Holdings Inc. and Koninklijke Philips Electronics N.V. (Philips Electronics).

      On July 3, 2001 subsidiaries of Marconi plc entered into a Stock Purchase Agreement with Koninklijke Philips Electronics N.V. pursuant to which such subsidiaries sold to Philips Electronics their interests in Marconi Medical Systems Holdings, Inc. and certain affiliates for a purchase price of U.S.$1.1 billion. The subsidiaries being sold conducted Marconi plc’s medical imaging equipment business and its radiological supplies distribution business. The transaction closed on October 19, 2001. By an amendment agreement dated July 15, 2002 the consideration was reduced to U.S.$837 million. Marconi plc provided a guarantee for the performance of the obligations of the subsidiaries under the Stock Purchase Agreement. In connection with the post-closing adjustments provided for in the Stock Purchase Agreement, certain of the Marconi group’s obligations under the Stock Purchase Agreement have been terminated and a communications solutions agreement, under which Philips Electronics was obligated to make certain purchases from the Marconi group, has been terminated. The liabilities of Marconi plc under the guarantee were compromised under its scheme of arrangement.

Financings

Agreement dated August 6, 2002 between Barclays Bank plc and Marconi Corporation related to the termination of certain interest rate swap transactions.

      On August 6, 2002, Marconi Corporation and Barclays Bank plc agreed to terminate certain interest rate swap transactions with effect from August 7, 2002. As part of that termination, Barclays Bank plc agreed to lend to Marconi Corporation approximately U.S.$24.8 million in payment of the settlement amount related to the termination. The loan bears interest at LIBOR plus 2.25%. With effect from March 25, 2003, the loan is repayable on demand. Under the terms of its financial restructuring, the liabilities of Marconi Corporation were compromised.

Agreement dated August 6, 2002 between JPMorgan Chase Bank and Marconi Corporation related to the termination of certain interest rate swap and foreign exchange transactions.

      On August 6, 2002, Marconi Corporation and JPMorgan Chase Bank agreed to terminate certain interest rate swap and foreign exchange transactions with effect from August 7, 2002. As part of that termination, JPMorgan Chase Bank agreed to lend to Marconi Corporation approximately U.S.$56.1 million in payment of the settlement amount related to the termination. The loan bears interest at LIBOR plus 2.25%. With effect from March 25, 2003 the loan is repayable on demand. Under the terms of its financial restructuring, the liabilities of Marconi Corporation were compromised.

Agreement dated November 4, 2002 between UBS AG (UBS) and Marconi Corporation related to the payment of interest on certain interest rate swap transactions.

      Pursuant to this agreement Marconi Corporation paid an amount of U.S.$4,388,542 to UBS, a true-up payment, being a pro-rata portion, by reference to the period from May 3, 2002 to October 15, 2002, of the contractual payment due from Marconi Corporation to UBS under an interest rate swap in respect of the period from May 3, 2002 to November 4, 2002. This pro-rata payment was consistent with the heads of terms.

      Following the making of the true-up payment, UBS unilaterally terminated the interest rate swap, as a result of which a termination sum of U.S.$30,950,000, became payable by Marconi Corporation to UBS. With effect from March 25, 2003, each of the unpaid portion of the contractual payment (U.S.$531,944.11), the unpaid portion, and the termination sum is payable on demand. The termination sum has accrued interest from November 4, 2002 at a rate of 2.6525% per annum.

      The liabilities of Marconi Corporation in respect of the unpaid portion and the termination sum were compromised pursuant to its financial restructuring.

Interim Performance Bond Facility dated May 10, 2002 between HSBC Bank plc (HSBC), Barclays Bank PLC (Barclays) and Marconi Bonding Limited (MBL) (as amended by an Amendment Letter dated October 24, 2002, under which JPMorgan Chase Bank (JPMorgan) acceded as a new bank pursuant to the interim bonding facility and as further amended by an Amendment Letter dated March 28, 2003), Counter Indemnity Agreement between MBL and each of HSBC and Barclays dated May 10, 2002, Security Over Cash Agreement between MBL and each of HSBC and Barclays dated May 10, 2002, Counter Indemnity Agreement given by MBL in favor of JPMorgan dated October 29, 2002 and Security Over Cash Agreement given by MBL in favor of JPMorgan dated October 29, 2002.

      In May 2002 an interim bonding facility of £60 million was provided by HSBC and Barclays under which MBL could request bonds to be issued by those banks on behalf of members of the Marconi group. The bonds were required to be fully cash collateralized and security was required to be given over all cash deposits under separate agreements between MBL and each bank. In October 2002 the interim bonding facility was amended to increase the facility limit to £150 million and to introduce JPMorgan as a party to the interim bonding facility.

Temporary Bonding Facility Agreement dated February 8, 2002 between HSBC Bank plc (HSBC), Barclays Bank PLC (Barclays) and Marconi Bonding Limited (MBL) (as amended), Counter Indemnity Agreements between MBL and each of HSBC and Barclays dated February 8, 2002, and Cash Collateral Agreements between MBL and each of HSBC and Barclays dated February 8, 2002.

      In February 2002 a temporary bonding facility was provided by HSBC and Barclays under which MBL could request bonds to be issued by those banks on behalf of members of our group. The bonds were required to be fully cash collateralized, although security was not given over those deposits. If any bond issued under the facility is extended, security must be given over the relevant deposit. The availability period under the temporary bonding facility expired on March 29, 2002.

Purchase Agreements dated December 17, 2001 as extended on January 14, 2002 between Ancrane, a former subsidiary of Marconi plc, Morgan Stanley & Co. Incorporated and Morgan Stanley and Co. International Limited for the purchase on behalf of Ancrane from various private vendors of €500,000,000 5.625% bonds due 2005, €1,000,000,000 6.375% bonds due 2010, U.S.$900,000,000 7 3/4 percent bonds due 2010 and U.S.$900,000,000 8 3/8% bonds due 2030 issued by Marconi Corporation.

      Pursuant to these transactions during December 2001 and January 2002, Ancrane purchased in privately negotiated transactions €67.9 million in principal amount (13.6%) of the €500,000,000 5.625% bonds due 2005, approximately €256.7 million in principal amount (25.7%) of the €1,000,000,000 6.375% bonds due 2010, approximately U.S.$131.0 million in principal amount (14.6%) of the U.S.$900,000,000 7 3/4% bonds due 2010 and approximately U.S.$130.1 million in principal amount (14.5%) of the U.S.$900,000,000 8 3/8% bonds due 2030 issued by Marconi Corporation. Under the terms of the financial restructuring, the liabilities of Marconi Corporation were compromised.

Financial Restructuring Related Agreements

Scheme Implementation Deed dated March 27, 2003, (SID) between Marconi plc, Marconi Corporation, Ancrane, E-A Continental Limited, Marconi Nominees Limited, British Sealed Beams Limited and various other group companies.

      The purpose of the SID was to put in place the legally binding arrangements which govern the rights and obligations between inter alia, Marconi plc and Marconi Corporation in implementing the restructuring. Pursuant to the SID, Marconi Corporation, Marconi plc, E-A Continental Limited, Ancrane, Marconi Nominees Limited, British Sealed Beams Limited and various other group companies agreed to perform certain obligations and undertook not to do certain acts including, but not limited to, approving all shareholder resolutions necessary or desirable to give effect to our restructuring, assigning or novating certain guarantee obligations and/or license agreements, providing all reasonable assistance and information and undertaking all reasonable acts and deeds to give effect to the assignment of certain intellectual property, making certain intra-group tax loss and group relief surrenders and providing certain tax indemnities. Ancrane also agreed to make a repayment of capital in specie to Marconi plc of its assets, other than £100. Marconi Corporation also agreed to procure the issue of a letter of credit, under our performance bonding facility, in an amount of £2 million in favor of the Marconi plc scheme supervisors from time to time for them to draw on in relation to Marconi plc’s ongoing costs. In the event that Marconi Corporation is unable to procure the issue of such letter of credit, it has undertaken to provide the sum of £2 million for the Marconi plc scheme supervisors to draw on in relation to Marconi plc’s ongoing costs on similar terms to those set out in the scheme implementation deed and the performance bonding facility agreement in relation to the letter of credit. Under the terms of the restructuring, the liabilities of Marconi Corporation were compromised. Please see “Item 7: Major Shareholders and Related Party Transactions — Related Party Transactions — Restructuring Arrangements — Scheme Implementation Deed” for further information.

Escrow and Distribution Agreement dated March 27, 2003 between Marconi plc, Marconi Corporation plc, Regent Escrow Limited, The Bank of New York, The Law Debenture Trust Corporation plc, Ancrane, Bondholder Communications Group and the Supervisors.

      The purpose of the Escrow and Distribution Agreement was to put in place the legally binding arrangements which govern the holding of the financial restructuring proceeds by the escrow trustee after it is issued or delivered on the effective date of each restructuring and the distribution of the restructuring proceeds to scheme creditors and designated recipients by the distribution agent. The scheme consideration was held by the escrow trustee on bare trust and distributed at the direction of the supervisors and, in the case of designated recipients, the trustees for the respective bond issues.

Statement and waiver of intercompany balances agreement dated on or about March 27, 2003 between Marconi plc, Marconi Corporation and certain other group companies.

      In order to facilitate the effective implementation of the financial restructuring, and in particular to effect a clean up of existing inter-company claims owed to or by Marconi Corporation and Marconi plc and certain other Marconi group companies, Marconi Corporation and Marconi plc entered into a statement and waiver of intercompany balances agreement with certain other Marconi group companies, listed below.

      The following Marconi group companies agreed to participate in the statement and waiver agreement:

A.B. Dick Holdings Ltd	AEI Furnaces Pty Ltd	Albany Partnership Limited	Ancrane
APT Nederlands BV	APT Telecommuniciones SL	Arrow Ltd	Associated Automation Ltd
Associated Electrical Industries (Manchester) Ltd	Associated Electrical Industries Holdings Ltd	Associated Electrical Industries International Limited	Associated Electrical Industries Limited
Associated Electrical Industries Ltd (Now known as Marconi Australia Holdings Pty. Limited)	Beijing Marconi Communications Technology Co Ltd	Bruton Street Investments Limited	Bruton Street Overseas Investments Limited
Bruton Street Partnership	Clanville Limited	Combined Electrical Manufacturers Ltd	Coppenhall Nominees Limited
Daymo Ltd	EA Continental Limited	Elliot Automation Continental SA	Elliott-Automation Holdings Limited
FF Chrestian & Co Ltd	Fore Systems Limitada	Fore Systems Limited	FS Finance Corp
FS Holding Corp	GEC (Hong Kong) Limited	GEC of Pakistan Limited	GEC Zambia Limited
GPT (Nederland) BV	GPT Consumer Products Ltd	GPT Middle East Limited	GPT Payphone Systems Ltd
GPT Reliance Ltd	GPT Special Project Management Limited	Harman Information Technology Pty Ltd	Highrose Limited
Krayford Ltd	Larnerway Ltd	Layana Limited	Marconi (Bruton Street) Limited
Marconi (DGP1) Limited	Marconi (DGP2) Limited	Marconi (Elliott Automation) Limited	Marconi (Fifteen) Limited
Marconi (Fifty-Nine) Ltd	Marconi (Fifty-Three) Ltd	Marconi (Forty-Five) Limited	Marconi (Forty-Four) Ltd
Marconi (Forty-Three) Limited	Marconi (Holdings) Limited	Marconi (NCP) Limited	Marconi (Nine) Limited
Marconi (Sixteen) Limited	Marconi (Sixty-Nine) Limited	Marconi (Sixty-Two) Ltd	Marconi (Thirteen) Limited
Marconi (Thirty-One) Limited	Marconi (Thirty-Two) Limited	Marconi (TLC) Ltd	Marconi (Twenty-Seven) Limited
Marconi (WCGL) Unlimited	Marconi Acquisition Corp	Marconi Aerospace Unlimited	Marconi Ansty Limited
Marconi Applied Tecnologies SA	Marconi Australia Pty Limited	Marconi Bonding Limited	Marconi Capital Limited
Marconi Caswell Developments Limited	Marconi Channel Markets GmbH	Marconi Columbia SA	Marconi Communications (CIS) Limited
Marconi Communications AB	Marconi Communications Africa (Pty) Limited	Marconi Communications Argentina SA	Marconi Communications Asia Limited
Marconi Communications B.V. (Netherlands)	Marconi Communications BVBA	Marconi Communications Canada Holdings Inc.	Marconi Communications Canada Inc
Marconi Communications China Limited	Marconi de Mexico SA de CV	Marconi Communications do Brasil Ltda	Federal Inc Marconi Communications

Marconi Communications	Marconi Communications	Marconi Communications	Marconi Communications
Global Networks Limited	GmbH (Germany)	GmbH (Switzerland)	Holdings GmbH (Germany)
Marconi Communications Holdings Inc.	Marconi Communications Holdings Limited	Marconi Communications Inc	Marconi Communications International Holdings Limited
Marconi Communications International Investments Limited	Marconi Communications International Limited	Marconi Communications Investments Limited	Marconi International Limited
Marconi Communications Limited (Canada)	Marconi Communications Limited (Ireland)	Marconi Communications Limited (U.K.)	Marconi Communications North America Inc.
Marconi Communications Optical Fibres Limited	Marconi Communications Optical Networks Corp	Marconi Communications Optical Networks Limited (Ireland)	Marconi Communications Overseas Services Limited
Marconi Communications Real Estate GmbH	Marconi Communications SA (France)	Marconi Communications SARL	Marconi Communications Software Systems GmbH & Co KG
Marconi Communications Software Systems Ver. GmbH	Marconi Communications South Africa Pty Limited	Marconi Communications South East Asia Pte Ltd	Marconi Communications Technology Inc
Marconi Communications Telemulti Limitada	Marconi Communications SpA	Marconi Corporation plc	Marconi Defense Overseas Limited
Marconi Finance Inc.	Marconi Finance plc	Marconi Fleet Management Limited	Marconi G.M. Limited
Marconi Holdings SpA	Marconi Iberia SA	Marconi Inc	Marconi India Limited
Marconi Information Systems Limited	Marconi Insurance Limited	Marconi International SpA	Marconi Middle East (Saudi Arabia)
Marconi Middle East LLC (Dubai)	Marconi Mobile Access SpA	Marconi Mobile Systems Limited	Marconi New Zealand Limited
Marconi Nominees Limited	Marconi Optical Components Limited	Marconi Photonica Limited	Marconi plc
Marconi Projects Hong Kong Ltd	Marconi Property Ltd	Marconi Software International Inc	Marconi Software Solutions Limited
Marconi Sud SpA	Marconi Telecommunications India Private Ltd	Marconi Venezuela CA	MarconiCom Limited
McMichael Limited	Metapath Software International (Australia) Pty Ltd	Metapath Software International (France) SA	Metapath Software International (Hong Kong) Limited
Metapath Software International (India)	Metapath Software International (U.S) Inc	Metapath Software International AB	Metapath Software International Brasil Ltda
Private Limited Metapath Software International Inc.	Metapath Software International Limited	Metapath Software International Nominees Limited	Metropolitan-Vickers Electrical Co Ltd
Micro Scope Limited	MNI Tecnologiase e Sistemas de Communicacao SA	Mobile Systems (Holdings) Ltd	Mobile Systems (U.K.) Ltd
Mobile Systems Group Ltd	Mobile Systems International Holdings Limited	Mobile Systems Services Ltd	MSI Cellular Investments (One) Ltd
Netscient Limited	Northwood Technologies Inc.	Northwood Technologies Limited	Palmaz Ltd
Photonica Limited	Photoniqa Limited	Pyford Limited	Rainford Group Trustees Ltd

Rainford Racks Ltd	RELTEC (Coventry) Ltd	RELTEC Mexico SA de CV (now known as Marconi Communications, S.A. de C.V.)	RELTEC Services (U.K.) Limited
Robert Stephenson & Hawthorns Ltd	Ronaldi Ltd	Salplex Ltd	SNC Composants & Cie
Styles & Mealing Limited	Systems Management Specialists Inc	TCL Projects Limited	Telephone Cables Limited
Tetrel Limited	The English Electric Company, Limited	The General Electric Company of Singapore Private Limited (Now known as Marconi Singapore Pte Ltd)	The Kingsway Housing Association Ltd
The M-O Valve Co Ltd	The Rotary Engineering Company Limited	The Vulcan Foundry Ltd	Woods of Colchester Housing Society Limited
Yeslink Unlimited	Zipbond Ltd

      Please see “Item 7: Major Shareholders and Related Party Transactions — Related Party Transactions — Restructuring Arrangement — Statement and Waiver Agreement” for further information.

Deed of Novation dated March 26, 2003 between Marconi Corporation, Marconi plc and BAE SYSTEMS plc (BAE).

      Under this deed, all obligations under the MES transaction were novated from Marconi plc to Marconi Corporation with effect from May 19, 2003. In addition, Marconi plc, Marconi Corporation and BAE have agreed that no amount should be paid by Marconi plc or Marconi Corporation to BAE in relation to certain claims made by the parties under the MES transaction and that Marconi Corporation will reduce any amounts which may be payable to it in the future by BAE under the MES transaction by U.S.$18,600,000.

Assumption Agreement and Consent dated March 26, 2003 between Marconi Corporation, Marconi plc and Lemelson Medical Education and Research Foundation, Limited Partnership (the Lemelson agreement).

      Under this agreement, the Lemelson agreement was novated from Marconi plc to Marconi Corporation.

Deed of Novation and Amendment dated March 26, 2003 between Marconi Corporation, Marconi plc and Finmeccanica SpA (Finmeccanica).

      Pursuant to this deed, all obligations of Marconi plc under the share purchase agreement dated August 2, 2002 between Marconi plc, as guarantor, Marconi (Bruton Street) Limited, as vendor, and Finmeccanica, as purchaser, were novated to Marconi Corporation with effect from May 19, 2003.

Sponsors’ Agreement dated March 31, 2003 between the Marconi Corporation plc, Marconi plc, Lazard Brothers & Co. and Morgan Stanley & Co. Limited.

      Under the sponsors’ agreement, Lazard and Morgan Stanley agreed to act as joint sponsors for Marconi Corporation plc in connection with admission of its ordinary shares to the London Stock Exchange. Marconi Corporation plc and Marconi plc have given Lazard and Morgan Stanley certain representations and warranties regarding, inter alia, the accuracy of information contained in the restructuring disclosure documentation. Marconi Corporation plc and Marconi plc also gave certain indemnities in relation to the financial restructuring and other indemnities on customary terms against certain liabilities in connection with the accuracy of information contained in the restructuring documentation and certain other documents in connection with admission.

ESOP Escrow Agreement dated December 13, 2002 between Marconi Corporation, Marconi plc, HSBC Bank plc and Barclays Bank PLC (Barclays).

      The ESOP Escrow Agreement implements the substantive provisions of the ESOP term sheet concluded on August 28, 2002 and provided the basis on which two escrow accounts could be funded and held pending agreement or determination of Barclays’ claims, if any, against certain former operating subsidiaries of Marconi plc in relation to certain potential liabilities. Which escrow account was established depended on whether the restructuring was successful or not. The ESOP Escrow Agreement:

•	sets out the terms on which approximately £145 million will be held in escrow and creates a framework for resolving Barclays’ entitlement, if any, to the balance of such cash;

•	provides for a number of detailed assumptions to assist a court with that determination;

•	sets out the terms, if our restructuring had not become effective, on which a certain amount of cash would be paid into escrow in accordance with the interim security arrangements and created a framework for resolving Barclays’ entitlement, if any, to the balance of such cash; and

•	provides for the release of any claims that Marconi plc or Barclays may have against each of the former operating subsidiaries under certain funding letters entered into by the operating subsidiaries.

      The terms of the ESOP Escrow Agreement dealing with the money to be held in escrow have been superseded by the ESOP settlement agreement referred to below. In other respects the ESOP Escrow Agreement continues to apply.

ESOP Settlement Agreement dated March 26, 2003 between Marconi plc, Marconi Corporation, HSBC Bank plc (HSBC), Barclays, Salomon Brothers International Limited (SBIL), UBS AG (UBS) and Bedell Cristin Trustees Limited (BCT).

      On March 26, 2003, Marconi Corporation and Marconi plc reached agreement with the ESOP derivative banks for a settlement of their ESOP derivative related claims against the Marconi group. Under the terms of the settlement, Marconi Corporation paid a total of £35 million to the ESOP derivative banks in full and final settlement of their respective ESOP related claims against the Marconi group.

Memorandum of Understanding dated March 25, 2003 between the Marconi Corporation, Marconi plc and the United States Pension Benefit Guaranty Corporation (PBGC).

      Marconi Corporation and Marconi plc entered into a legally binding Memorandum of Understanding with the PBGC under which the PBGC agreed (a) that it would not take any action in connection with the financial restructurings of Marconi Corporation plc and Marconi plc to involuntarily terminate either of the two tax-qualified defined benefit pension plans sponsored by Greensboro Associates, Inc., an indirect wholly owned subsidiary of Marconi Corporation, or the U.S. pension plans, and (b) that it would withdraw any contingent claims filed by the PBGC under the Marconi plc restructuring as of May 19, 2003. Under the Memorandum of Understanding with the PBGC, (a) Marconi Corporation or the contributing employers to the U.S. pension plans will make annual contributions to the U.S. pension plans in an amount equal to each U.S. pension plan’s respective minimum funding requirements under the applicable, United States statutes, including ERISA, and the U.S. Internal Revenue Code, or, if greater, the respective U.S. pension plan’s normal cost, plus an additional U.S.$9 million per annum payable in quarterly installments of U.S.$2.25 million commencing as of June 30, 2003, but only to the extent deductible, (b) Marconi Corporation will provide a guarantee to the PBGC of the obligations of its subsidiaries in the United States with respect to (x) such subsidiaries’ respective obligations to make contributions to the U.S. pension plans as provided in clause (a) of this sentence and, (y) any liability owing to the U.S. pension plans or to the PBGC if either or both of the U.S. pension plans should terminate while such guarantee is in effect. To the extent that any required annual contributions in excess of annual normal cost would result in a credit balance under either of the U.S. pension plans which could otherwise be used to satisfy minimum funding requirements, the Memorandum of Understanding with the PBGC significantly limits such usage.

      The Memorandum of Understanding with the PBGC provides that if Marconi Corporation intends to sell any of its business units in the United States to a third-party purchaser whose debt immediately following the consummation of such transaction is not then rated investment grade, no proposed transfer of assets and liabilities of the U.S. pension plans to a pension plan of the third-party purchaser may be made without the consent of the PBGC. To the extent that any sale of a business unit will not include the transfer of the assets and liabilities of the applicable U.S. pension plan to a pension plan of the purchaser of such business unit, Marconi Corporation will cause a portion of the proceeds of such business unit sale equal to the net shortfall, if any, under the applicable U.S. pension plan which is attributable to such business unit to be contributed to the applicable U.S. pension plan upon completion of such business unit sale, with the amount to be contributed based on the then applicable PBGC safe harbor assumptions used for plan termination purposes, subject to any applicable limitations under ERISA or the U.S. Internal Revenue Code with respect to deductibility of such contributions or otherwise. The Memorandum of Understanding with the PBGC also requires that one of the U.S. pension plans be fully funded or transferred to a purchaser of a business unit upon the occurrence of certain business unit sales.

      The Memorandum of Understanding with the PBGC further provides that Marconi Corporation will consent to jurisdiction in the United States federal district courts and will agree as a contractual matter to be jointly and severally liable with its U.S. subsidiaries which are participating employers in the U.S. pension plans with respect to its obligations under the PBGC Memorandum of Understanding.

      As part of its obligations under the Memorandum of Understanding with the PBGC, Marconi Corporation will provide, or cause its U.S. subsidiaries to provide, certain specific information relevant to the U.S. pension plans to the PBGC on a regular basis during the term of the Memorandum of Understanding.

      Marconi Corporation’s obligation under this Memorandum of Understanding with the PBGC with respect to any U.S. pension plan will cease on the earliest to occur of (a) the date that a U.S. pension plan is terminated in a standard termination under ERISA, or (b) on May 20, 2008 when either (x) such U.S. pension plan has been fully funded on a termination basis for two consecutive years ending on or after the expiration of such five-year period or (y) Marconi Corporation’s debt is rated investment grade. If Marconi Corporation is acquired at any time while the Memorandum of Understanding with the PBGC remains in effect and the acquiror’s debt is rated investment grade immediately following such sale, the PBGC will agree to review the acquisition of Marconi Corporation in good faith to determine whether the need for its Memorandum of Understanding with Marconi Corporation and Marconi plc still exists and whether such Memorandum of Understanding may then be terminated.

EXCHANGE CONTROLS

      There are currently no decrees or regulations under the laws of the United Kingdom restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of Marconi plc ordinary shares or American depositary shares who are non-residents of the United Kingdom.

TAXATION

United States Federal Income Taxation

      The following summary describes material U.S. federal income tax consequences that may be relevant to the acquisition, ownership and disposition of our ordinary shares and/or ADRs. This summary addresses only U.S. federal income tax considerations for holders that acquire our ordinary shares and/or ADRs as a result of the transactions described in this document and that will hold our ordinary shares and/or ADRs as capital assets. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire our ordinary shares and/or ADRs. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following: (a) financial institutions; (b) insurance companies; (c) dealers or traders in securities or currencies; (d) tax-exempt entities; (e) persons that will hold our ordinary shares and/or ADRs as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. federal income tax purposes; (f) persons that have a “functional currency” other than the U.S. dollar; (g) persons that own (or are deemed to own) 5% or more (by voting power) of our share capital; (h) regulated investment companies; and (i) persons who hold our ordinary shares and/or ADRs through partnerships or other pass-through entities. Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a holder of our ordinary shares and/or ADRs.

      This summary is based on the Internal Revenue Code of 1986, as amended (the Code), U.S. Treasury regulations and judicial and administrative interpretations thereof, and the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains signed on July 24, 2001, with an amending protocol signed July 19, 2002, or the new treaty, replacing a treaty between the United States of America and the United Kingdom signed on December 31, 1975, or the old treaty, in each case as in effect and available on the date of this document. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

      Prospective holders should consult their own tax advisor with respect to the U.S. federal, estate, state, local, gift and other tax consequences of acquiring, owning and disposing of our ordinary shares and/or ADRs.

      U.S. Holders should also review the discussion below under “United Kingdom Taxation” for the U.K. tax consequences to a U.S. holder of our ordinary shares and/or ADRs.

      For purposes of this summary a “U.S. holder” is a beneficial owner of our ordinary shares and/or ADRs that is, for U.S. federal income tax purposes: (a) a citizen or resident of the United States; (b) a corporation or other entity treated as a corporation for U.S. tax purposes, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia; (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and (ii) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. If a partnership holds our ordinary shares or ADRs, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding our ordinary shares or ADRs should consult its tax advisor. A “Non-US holder” is a beneficial owner of our ordinary shares or ADRs that is not a U.S. holder.

The Marconi plc Shares and/or ADRs

      The U.S. Treasury Department has expressed concern that depositaries for depositary receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or shares.

Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for U.K. taxes and sourcing rules described below could be affected by future actions taken by the U.S. Treasury Department.

Distributions

      Subject to the discussion “— Passive Foreign Investment Company considerations”, the gross amount of any distributions of cash or property, including any amounts withheld in respect of any applicable withholding tax and the tax credit amount, as described below, that are actually or constructively received by a U.S. holder with respect to our ordinary shares and/or ADRs will be a dividend includible in gross income of a U.S. holder as ordinary income to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid on our ordinary shares and/or ADRs generally will constitute income from sources outside the United States and will not be eligible for the “dividends received” deduction.

      A distribution to a U.S. holder in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of that U.S. holder’s adjusted tax basis in our ordinary shares or ADRs, as the case may be, and any distribution in excess of such basis will constitute capital gain from the sale or exchange of property, and will be long-term capital gain (taxable at a reduced rate for individual holders, trusts or estates) if our ordinary shares or ADRs, as applicable, were held for more than one year.

      We do not maintain our calculations of our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution.

      Under recently enacted U.S. legislation, the new U.S. tax legislation, certain dividends received by individual U.S. Holders after December 31, 2002, will be subject to a maximum income tax rate of 15%. This reduced income tax rate is only applicable to dividends paid by “qualified corporations” and only with respect to shares held by a qualified U.S. holder (i.e., an individual) for a minimum holding period (generally, 61 days during the 120-day period beginning 60 days before the ex-dividend date). We may not be considered a qualified corporation under the new U.S. tax legislation if we are characterised as a passive foreign investment company, as described below under “Passive Foreign Investment Company Considerations”. Accordingly, if we are a passive foreign investment company, dividends paid by us to individual U.S. holders on shares held for the minimum holding period would not be eligible for a reduced income tax rate. Under the new U.S. tax legislation, the reduced tax rate for qualified dividends is scheduled to expire on December 31, 2008, unless further extended by Congress. Each prospective holder should consult its own tax advisor regarding the implications of the new U.S. tax legislation and whether our shares would be considered an investment in a passive foreign investment company.

      The gross amount of any distribution paid in foreign currency will be included in the gross income of a U.S. holder in an amount equal to the U.S. dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date received by the U.S. holder, regardless of whether the foreign currency is converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received as a dividend is not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

      A U.S. holder that elects application of the old treaty, that is a United States resident for the purposes of the old treaty and that receives a dividend on our ordinary shares and/or ADRs generally is entitled to receive a payment from the U.K. Inland Revenue equal to the amount of the tax credit that a U.K. individual would be eligible to receive with respect to an identical dividend, the Tax Credit Amount, subject to a reduction for

U.K. withholding taxes of up to a maximum of 15% of the sum of the dividend and tax credit amount, or the U.K. withholding tax. As of April 6, 1999, the Tax Credit Amount is equal to one-ninth of the cash dividend paid on our ordinary shares and/or ADRs and the U.K. Withholding Tax will exactly equal the Tax Credit Amount. As a result, and because of the U.K. Withholding Tax, U.S. holders will not receive any net payment under the old treaty.

      If the old treaty applies, a U.S. holder that receives a dividend on our ordinary shares and/or ADRs may elect to include the Tax Credit Amount as an additional distribution by filing an election on IRS Form 8833 with the U.S. holder’s U.S. federal income tax return for the relevant year. If a U.S. Holder makes the election, the U.S. holder will be subject to U.S. taxation on the sum of the dividend and the Tax Credit Amount. A U.S. holder will also, in such a case, be treated as paying U.K. Withholding Tax equal to the Tax Credit Amount that, subject to generally applicable limitations, is eligible for credit against such U.S. Holder’s U.S. federal income tax liability or, at the U.S. holder’s election, may be deducted in computing taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder’s expected economic profit, after non-U.S. taxes, is insubstantial.

      The new treaty does not provide for payment of the Tax Credit Amount. Therefore, if a U.S. holder that receives a dividend on our ordinary shares and/or ADRs does not elect to apply the old treaty, the U.S. holder would need to calculate the foreign tax credit it may be entitled to receive with respect to any foreign withholding taxes paid on such dividend under the Code and the accompany Treasury regulations. See “— United Kingdom Taxation — Taxation of Dividends” below for treatment of withholding taxes with respect to dividends on our ordinary shares and/or ADRs. Subject to certain conditions and limitations, foreign country income tax withheld on dividends may be deducted from taxable income or credited against a U.S. holder’s U.S. federal income tax liability. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder’s expected economic profit, after non-U.S. taxes, is insubstantial.

      For purposes of calculating the foreign tax credit, dividends paid on our ordinary shares and/or ADRs will be treated as income from sources outside the United States and will generally constitute “passive income” or, in the case of certain U.S. holders, “financial services income.” In certain circumstances, a U.S. holder that (i) has held ordinary shares or ADRs for less than a specified minimum period during which it is not protected from risk of loss or (ii) is obligated to make payments related to the dividends, will not be allowed a foreign tax credit for U.K. withholding taxes imposed on dividends paid on our ordinary shares or ADRs, as the case may be. If we are considered a qualified corporation under the new U.S. tax legislation, then the amount of the qualified dividend income paid by us to a U.S. holder that is subject to the reduced dividend income tax rate and that is taken into account for the purposes of calculating the U.S. holder’s U.S. foreign tax credit limitation must be reduced by the “rate differential portion” of such dividend (which, assuming a U.S. holder in the highest income tax bracket, would generally require a reduction of the dividend amount by approximately 57.14%). Each prospective holder should consult its own tax advisor regarding the implication of the new U.S. tax legislation on the calculation of U.S. foreign tax credits.

      Subject to the discussion under “— Backup withholding and information reporting”, a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on dividends received on our ordinary shares and/or ADRs unless that income is effectively connected with the conduct by that Non-U.S. holder of a trade or business within the United States.

      However, we do not expect to pay a dividend in the foreseeable future.

Sale or other disposition of Marconi plc Shares and/or ADRs

      Subject to the discussion “Taxation — Passive Foreign Investment Company considerations”, a U.S. holder will generally recognize a gain or loss for U.S. federal income tax purposes upon the sale or exchange of our ordinary shares and/or ADRs in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis in those ordinary shares or ADRs, as the case may be. That gain or loss will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for individuals, trusts or estates) if our ordinary shares or ADRs, as appropriate, were held for more than one year. Any such gain or loss would generally be treated as from sources within the United States. The deductibility of capital losses is subject to significant limitations.

      To the extent U.S. holders receive our ordinary shares and/or ADRs pursuant to our restructuring, any gain arising from the sale or other disposition of our ordinary shares and/or ADRs may be characterized as ordinary income to the extent of any accrued market discount attributable to those ordinary shares and/or ADRs. Prospective holders should consult their own tax advisors regarding the applicability of the market discount rules under the Code to each of their own individual circumstances and the U.S. federal income tax consequences relating to the sale or other disposition of our ordinary shares and/or ADRs with accrued market discount.

      A U.S. holder that receives foreign currency on the sale or other disposition of our ordinary shares and/or ADRs will realize an amount equal to the U.S. dollar value of the foreign currency on the date of sale (or in the case of cash basis and electing accrual basis taxpayers, the U.S. dollar value of the foreign currency on settlement date). If a U.S. holder receives foreign currency upon a sale or exchange of our ordinary shares and/or ADRs, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of that foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. holder, a cash basis or electing accrual U.S. holder should not recognize any gain or loss on such conversion.

      When a U.S. holder’s basis in the common shares includes any amount recognized under the passive foreign investment company rules (described below) and the U.S. holder recognizes a loss on the transaction with respect to such amounts that exceeds certain specified thresholds, the U.S. holder may be required to specifically disclose certain information with respect to the transaction on its tax return under recently issued tax disclosure regulations. U.S. holders should consult their own tax advisors as to the applicability of these disclosure regulations.

      Subject to the discussion under “Taxation — Backup withholding and information reporting”, a Non-US holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of our ordinary shares and/or ADRs unless: (a) that gain is effectively connected with the conduct by that Non-U.S. holder of a trade or business in the United States, (b) in the case of any gain realized by an individual Non-U.S. holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met, or (c) the Non-U.S. holder is subject to tax pursuant to provisions of the Code applicable to certain expatriates.

Redemption of Marconi plc Shares and/or ADRs

      Subject to the discussion “— Passive Foreign Investment Company considerations”, our redemption of our ordinary shares and/or ADRs will be treated as a sale of our redeemed ordinary shares or ADRs, as the case may be, by the U.S. holder (which is taxable as described under “Taxation — Sale or other disposition of Marconi plc Shares and/or ADRs”) or in certain circumstances, as a distribution to the U.S. holder (which is taxable as described under “Taxation — Distributions”).

Passive Foreign Investment Company considerations

      A corporation organized outside the United States generally will be classified as passive foreign investment company, or a PFIC, for U.S. federal income tax purposes in any taxable year in which either: (a) at least 75% of its gross income is “passive income”, or (b) on average at least 50% of the gross value of its assets is attributable to assets that produce “passive income” or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether it is a PFIC a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

      Because we have ceased operations, it is uncertain whether we will be characterized as a PFIC for U.S. federal income tax purposes. If we were to receive passive income, we may be considered a PFIC. Because this is a factual determination made annually at the end of the taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC in any year, special, possibly materially adverse, consequences would, as discussed below, result for U.S. holders.

      If we are a PFIC in any year during which a U.S. holder owns our ordinary shares and/or ADRs the U.S. holder will be subject to additional taxes on any excess distributions received from us and any gain realized from the sale or other disposition of our ordinary shares and/or ADRs (whether or not we continue to be a PFIC). A U.S. holder has an excess distribution to the extent that distributions on our ordinary shares and/or ADRs during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the U.S. holder’s holding period). To compute the tax on the excess distributions or any gain, (a) the excess distribution or the gain is allocated ratably over the U.S. holder’s holding period, (b) the amount allocated to the current taxable year and any year before we became a PFIC is taxed as ordinary income in the current year, and (c) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

      Some of the rules with respect to distributions and dispositions described above may be avoided if a U.S. holder makes a valid “mark-to-market” election (in which case, subject to certain limitations, the U.S. holder would essentially be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of our ordinary shares or ADRs, as the case may be, at the end of a taxable year as ordinary income (or, subject to certain limitations, ordinary loss), in calculating its income for such year). In addition, gains from an actual sale or other disposition of our ordinary shares or ADRs will be treated as ordinary income, and any losses will be treated as ordinary losses to the extent of any “mark-to-market” gains for prior years. A “mark-to-market” election is only available to U.S. holders in any tax year that the PFIC stock is considered “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. PFIC stock is “regularly traded” if, among other requirements, it is traded on at least 15 days during each calendar quarter. Prospective holders should consult their own tax advisers as to whether our ordinary shares and/or ADRs would qualify for the mark-to-market election and whether such election is advisable.

      The foregoing rules with respect to distributions and dispositions may be avoided if a U.S. holder is eligible for and timely makes a valid “QEF election” (in which case the U.S. holder would be required to include in income on a current basis its pro rata share of our ordinary income and net capital gains). In order to be able to make the QEF election, we would be required to provide a U.S. holder with certain information. We may decide not to provide the required information

      Each U.S. holder of our ordinary shares and/or ADRs must make an annual return on IRS Form 8621, reporting distributions received and gains realized with respect to each PFIC in which it holds a direct or indirect interest.

      When a U.S. holder’s basis in our shares includes amount recognized under the PFIC rules and the U.S. holder recognizes a loss on the transaction with respect to such amounts that exceeds certain specified thresholds, the U.S. holder may be required to specifically disclose certain information with respect to the transaction on its tax return under recently issued tax disclosure regulations. U.S. holders should consult their own tax advisors as to the applicability of these disclosure regulations.

      Prospective holders are urged to consult their own tax advisors regarding whether an investment in our ordinary shares or ADRs will be treated as an investment in PFIC stock and the consequences of an investment in a PFIC.

Backup withholding and information reporting

      Backup withholding and information reporting requirements may apply to certain payments to U.S. holders of dividends on our ordinary shares and/or ADRs and to the proceeds of a sale or redemption of our ordinary shares or ADRs. We, our agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a maximum rate of 28% of such payment if the U.S. holder fails (a) to furnish the U.S. holder’s taxpayer identification number, (b) to certify that the U.S. holder is not subject to backup withholding or (c) to otherwise comply with the applicable requirements of the backup withholding rules. The backup withholding rate may be subject to change each year. Certain U.S. holders, including, among others, corporations, are not subject to the backup withholding and information reporting requirements. Non-US holders who hold our ordinary shares or ADRs through a U.S. broker or agent or through the U.S. office of a non-US broker or agent may be required to comply with applicable certification procedures to establish that they are not U.S. holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder generally may be claimed as a credit against such holder’s U.S. federal income tax liability provided that the required information is furnished timely to the IRS.

Prospective holders should consult their own tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining this exemption.

United Kingdom Taxation

      The following generally applies to U.S. shareholders.

      The following summary describes certain U.K. tax consequences for certain holders of our ordinary shares and/or ADRs. It applies only to persons who are “US shareholders” as that term is defined below. It is intended to apply only to U.S. shareholders who are the beneficial owners of our ordinary shares and/or ADRs, and who hold them as investments. It may not apply to certain classes of holders, such as dealers in securities.

      This summary is based on current U.K. law and U.K. Inland Revenue practice at the date hereof.

      This summary is not intended to be comprehensive, and prospective holders of our ordinary shares and ADRs are recommended to consult their professional advisers to determine their tax position.

US Shareholders

      For the purposes of this summary, you will be a “US shareholder” if you are:

•	the beneficial owner of the shares or ADRs and of any dividends paid with respect to the shares or ADRs;

•	an individual resident of the U.S., a U.S. corporation, or a partnership, estate or trust to the extent your income is subject to taxation in the U.S. in your hands or in the hands of your partners or beneficiaries; and

•	not also a resident of the U.K. for U.K. tax purposes or carrying on a business in the U.K. through a permanent establishment.

UK/US double tax treaty

      On July 24, 2001, the governments of the U.S. and the U.K. agreed the terms of a new double tax treaty (the “new treaty”), which was amended by a protocol agreed on July 19, 2002 and which came into force on March 31, 2003. The new treaty replaces the previous double tax treaty agreed between the U.S. and the U.K. (the “old treaty”). In general, U.S. shareholders will be entitled to the benefits of the new treaty, subject to various limitations. However, the provisions of the old treaty may still be relevant for some U.S. shareholders. If you are in any doubt as to whether you are entitled to benefits under either the new treaty or the old treaty, you should consult your own tax advisers.

Taxation of dividends

      Under current U.K. taxation legislation, no tax is required to be withheld at source from cash dividends paid on our ordinary shares and/or ADRs.

      A U.S. shareholder that elects application of the old treaty, that is a U.S. resident for the purposes of the old treaty and that receives a dividend on our ordinary shares and/or ADRs is, in principle, entitled to receive a payment from the U.K. Inland Revenue equal to the amount of the tax credit which is usually available to U.K. residents, less a withholding tax levied on that payment. The tax credit is one ninth of the amount of the dividend, that is, 10% of the aggregate of the dividend and the tax credit. However, in practice, U.S. shareholders will not receive any payment from the U.K. Inland Revenue in respect of the tax credit because the old treaty provides for a U.K. withholding tax greater than the amount of the U.K. tax credit. The withholding tax, however, is treated as fully satisfied by the amount withheld from the tax credit.

      Under the new treaty, U.S. shareholders will not be entitled to receive any payment from the U.K. Inland Revenue in respect of any tax credit on dividends paid on our ordinary shares and/or ADRs.

Taxation of capital gains

      A U.S. shareholder who is not resident, and in the case of an individual also not ordinarily resident, in the U.K. for U.K. tax purposes will not be liable for U.K. taxation on capital gains realized on the disposal of his or her shares or ADRs unless at the time of the disposal:

•	the U.S. shareholder carries on a trade, profession or vocation in the U.K. through a branch, agency or, for companies with accounting periods beginning on or after January 1, 2003, permanent establishment; and

•	the shares or ADRs are or have been used, held or acquired for the purposes of the trade, profession, vocation, branch, agency or, for companies with accounting periods beginning on or after January 1, 2003, permanent establishment.

      A U.S. shareholder who is an individual and who has ceased to be resident or ordinarily resident for tax purposes in the U.K. on or after March 17, 1998 and continues not to be resident or ordinarily resident in the U.K. for a period of less than five years of assessment and who disposes of his shares or ADRs during that period will also be liable on his return to the U.K. to U.K. tax on capital gains, subject to any available exemption or relief, even though he or she is not resident or ordinarily resident in the U.K. at the time of the disposal. There are special rules for individuals who leave the U.K. part way through a year of assessment.

UK stamp duty and stamp duty reserve tax (SDRT)

      UK stamp duty or SDRT is payable upon the transfer or issue of shares to, or to a nominee or agent of, a person whose business is or includes issuing depositary receipts or providing clearance services. For this purpose, the current rate of stamp duty and SDRT is 1.5%, rounded up, in the case of stamp duty, to the nearest £5. The rate is applied, in each case, to the amount or value of the consideration or, in some circumstances, to the value of the shares.

      Provided that the instrument of transfer is not executed in the U.K. and remains at all subsequent times outside the U.K., no U.K. stamp duty will be payable on the transfer of ADRs. An agreement to transfer ADRs will not give rise to a liability to SDRT.

      The purchase of shares, as opposed to ADRs, may give rise to a charge to U.K. stamp duty or SDRT at the rate of 0.5%, rounded up, in the case of stamp duty, to the nearest £5. The rate is applied to the price payable for the shares at the time of the transfer or agreement to transfer. SDRT is generally the liability of the purchaser who usually pays U.K. stamp duty.

DOCUMENTS ON DISPLAY

      We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports and other information with the Securities and Exchange Commission. You may read and copy all or any portion of the reports and their exhibits at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C., 20549. You may obtain more information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site that contains reports and information about issuers, like us, who file electronically with the SEC. The address of that web site is www.sec.gov.

Item 11: Quantitative and Qualitative Disclosures about Market Risk

      Please see “Item 5: Operating and Financial Review and Prospects — Risk Management”.

Item 12: Description of Securities other than Equity Securities

      This item is not applicable.

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies

      In connection with the financial restructuring of Marconi plc and Marconi Corporation, Marconi Corporation did not repay amounts that came due under its banking facility on March 25, 2003 and Marconi plc did not pay on its guarantee of such facility. On March 23, 2003, Marconi Corporation also failed to make interest payments due on its 7 3/4% Bonds due 2010 and its 8 3/8% Bonds due 2030, and on March 31, 2003, Marconi Corporation failed to make interest payments due on its 5.625% Bonds due 2005 and its 6.375% Bonds due 2030. Marconi plc also did not pay on its guarantees of those bonds. These defaults were not cured but the debts, including accrued but unpaid interest, were retired pursuant to the Marconi plc and Marconi Corporation schemes of arrangement, which became effective on May 19, 2003. Accordingly, no amounts remained in arrears.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

      Pursuant to the Marconi plc and Marconi Corporation schemes of arrangement, our creditors, including the holder of Marconi Corporation’s 7 3/4% Bonds due 2010 and our 8 3/8% Bonds due 2030 that were guaranteed by Marconi plc, received a mixture of cash, new senior guaranteed notes and new junior guaranteed notes issued by Marconi Corporation and new ordinary shares in Marconi Corporation. Please see “Item 4: Information on the Company — History and Developments of the Company — History — Restructuring” for additional information with respect to our financial restructuring. Further detail with respect to these schemes of arrangement can be found in the scheme document that Marconi Corporation plc furnished under cover of Form 6-K on March 31, 2003, which is incorporated herein by reference.

Item 15: Disclosure Controls and Procedures

      Within the 90 days prior to the filing date of this annual report, we performed an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness and design and operation of our disclosure controls and procedures. Based upon that evaluation, which will be used as input for further improvement actions, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934). Since the date of the evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect the controls. Therefore, no corrective actions were taken.

Item 16A: Reserved

Item 16B: Reserved

Item 16C: Principal Accountant Fees and Services

      The following table provides information on fees paid to our accountants and auditors for certain services in the past two fiscal years.

	Fiscal year ended
	March 31,
(£ millions)	2003	2002

Deloitte & Touche
Audit	1	2
Audit-related	13	4
Tax and other compliance	2	2
Business Support	1	3

Total Deloitte & Touche	17	11
Arthur Andersen
Internal Audit	1.6	12.5

TOTAL FEES	18.6	23.5

      Audit services of £1 million are the costs of the annual audit. Audit-related services include £7.2 million of costs incurred during the financial restructuring process, including the reporting accountants’ work in relation to the filing of the prospectus and scheme documents required by U.K. law in connection with the Marconi plc and Marconi Corporation schemes of arrangement and listing of Marconi Corporation shares on the London Stock Exchange, £4.1 million of costs in relation to the disposal of the Marconi Mobile Holdings S.p.A. business, and £1.2 million in relation to quarterly and half year review and audit procedures. Tax and other compliance services principally relates to tax compliance work performed. Business support services principally relate to accounting advisory services in relation to the application of U.K. and U.S. GAAP.

PART III

Item 17: Financial Statements

      Financial statements are being furnished pursuant to the instructions of Item 18 of Form 20-F.

Item 18: Financial Statements

      Marconi Corporation plc is furnishing consolidated financial statements beginning at page F-1.

Item 19: Exhibits

1.1***	Memorandum and Articles of Association of Marconi plc
2.1†	Specimen ordinary share certificate of Marconi plc
2.2†	Deposit Agreement dated as of September 6, 2000 Between Marconi plc and The Bank of New York, as depositary, and Owners and beneficial holders of American Depositary Receipts
2.3†	American Depositary Receipt of Marconi plc (included in Exhibit 2.2)
2.4††	Marconi Corporation and Marconi plc’s Proposals in Relation to Schemes of Arrangement under Section 425 of the UK Companies Act 1985, dated March 31, 2003 between Marconi Corporation, Marconi plc and their respective scheme Creditors.
4.01*	ESOP Escrow Agreement dated December 13, 2002 between Marconi Corporation, Marconi plc, HSBC Bank plc and Barclays Bank PLC
4.02*	Settlement Deed dated December 19, 2002 between RT Group Telecom Services Limited, RT Group plc, Marconi Corporation, Ultramast Limited, James Smith and Nicholas Dargan
4.03**	Share Purchase Agreement dated August 2, 2002 between Marconi (Bruton Street) Limited, Marconi plc and Finmeccanica SpA
4.04**	Stock Purchase Agreement dated January 10, 2002 in respect of the sale of Marconi plc’s data systems subsidiaries by Marconi Systems Holdings Inc., Marconi Corporation and AB Dick Holdings Limited to DH Holdings Corp., Launchchange Limited and Kollmorgen S.A.S. and a guarantee dated January 10, 2002 from Marconi plc in favor of DH Holdings Corp., Launchchange Limited and Kollmorgen S.A.S.
4.05**	Sale and Purchase Agreement dated December 20, 2001, as Restated, for the sale of Marconi Corporation’s 50% Shareholding in General Domestic Appliances Holdings Limited Between Merloni Elettrodomestici SpA and Marconi Corporation, for a cash consideration of €195.5 million
4.06**	Stock Purchase Agreement dated December 20, 2001 between Marconi Corporation, Marconi Systems Holdings Inc., DH Holdings Corp. and Launchchange Limited
4.07**	Asset Purchase Agreement dated December 17, 2001, as Amended, between Marconi Corporation, Marconi Optical Components Limited and Bookham Technology plc
4.08**	Global Procurement Agreement dated December 17, 2001 between Marconi Communications Inc. and Bookham Technology plc
4.09*	Block Trade Agreement dated November 28, 2001 between Marconi Mobile SpA and Salomon Brothers International Limited under which Marconi Mobile SpA disposed of 6,163,641 of its 11,083,625 shares in Lottomatica SpA, an Italian Registered company, for a total consideration of approximately €40 million
4.10**	Sale Agreement relating to the sale by Marconi Corporation of its remaining shareholding of 1.49% in Lagardère SCA, a listed French company, to Salomon Brothers International Limited on September 26, 2001 for approximately €69 million
4.11**	Asset Sale and Leaseback Agreement dated September 26, 2001 Between Marconi Fleet Management Limited, Inchcape Vehicle Contracts Limited and IVC Contract Hire Limited

4.12**	Sale and Purchase Agreement dated July 12, 2002 between Marconi Corporation and Redwood 2002 Limited in respect of the sale of Marconi Applied Technologies Limited, Marconi Applied Technologies Inc. and the assets of Marconi Applied Technologies S.A. to Redwood 2002 Limited for £57 million
4.13***	Stock Purchase Agreement dated July 3, 2001, as amended, between Marconi Corporation, Marconi Systems Holdings Inc. and Koninklijke Philips Electronics N.V.
4.14**	Agreement dated August 6, 2002 between Barclays Bank PLC and Marconi Corporation related to the termination of certain Interest rate swap transactions
4.15**	Agreement dated August 6, 2002 between JPMorgan Chase Bank and Marconi Corporation related to the termination of Certain interest rate swap and foreign exchange transactions
4.16*	Agreement dated November 4, 2002 between UBS AG and Marconi Corporation related to the payment of interest on certain interest rate swap transactions
4.17*	Interim Performance Bond Facility Agreement dated May 10, 2002 between HSBC Bank plc (HSBC), Barclays Bank PLC (Barclays) and Marconi Bonding Limited (MBL) (as amended by an Amendment Letter dated October 24, 2002, under which JPMorgan Chase Bank (JPMorgan) acceded as a new bank Pursuant to the interim bonding facility and as further Amended by an Amendment Letter dated March 28, 2003), Counter Indemnity Agreement between MBL and each of HSBC and Barclays dated May 10, 2002, Security Over Cash Agreement Between MBL and each of HSBC and Barclays dated May 10, 2002, Counter Indemnity Agreement given by MBL in favor of JPMorgan dated October 29, 2002 and Security Over Cash Agreement given by MBL in favor of JPMorgan dated October 29, 2002
4.18*	Temporary Bonding Facility Agreement dated February 8, 2002 between HSBC Bank plc (HSBC), Barclays Bank PLC (Barclays) and Marconi Bonding Limited (MBL) (as amended), Counter Indemnity Agreements between MBL and each of HSBC and Barclays dated February 8, 2002, and Cash Collateral Agreements between MBL and each of HSBC and Barclays dated February 8, 2002
4.19**	Purchase Agreement dated December 17, 2001 as extended on January 14, 2002 between Ancrane, a subsidiary of Marconi plc, Morgan Stanley & Co. Incorporated and Morgan Stanley and Co. International Limited for the purchase on behalf of Ancrane from various private vendors of €500,000,000 5.625% Bonds due 2005, €1,000,000,000 6.375% bonds due 2010, U.S.$900,000,000 7 3/4% bonds due 2010 and U.S.$900,000,000 8 3/8% bonds due 2030 issued by Marconi Corporation
4.20*	Scheme Implementation Deed dated March 27, 2003, between Marconi plc, Marconi Corporation, Ancrane, E A Continental Limited, Marconi Nominees Limited, British Sealed Beams Limited and various other group companies
4.21*	Escrow and Distribution Agreement dated March 27, 2003 between Marconi plc, Marconi Corporation plc, Regent Escrow Limited, The Bank of New York, The Law Debenture Trust Corporation plc, Ancrane, Bondholder Communications Group and the Supervisors
4.22*	Statement and waiver of intercompany balances agreement Dated on or about March 27, 2003 between Marconi plc, Marconi Corporation and certain other group companies
4.23*	Deed of Novation dated March 26, 2003 between Marconi Corporation, Marconi plc and BAE SYSTEMS plc
4.24*	Assumption Agreement and Consent dated March 26, 2003 between Marconi Corporation, Marconi plc and Lemelson Medical Education and Research Foundation, Limited Partnership
4.25*	Deed of Novation and Amendment dated March 26, 2003 between Marconi Corporation, Marconi plc and Finmeccanica SpA
4.26*	Sponsors’ Agreement dated March 31, 2003 between Marconi Corporation plc, Marconi plc, Lazard Brothers & Co. and Morgan Stanley & Co. Limited

4.27*	ESOP Settlement Agreement dated March 26, 2003 between Marconi plc, Marconi Corporation, HSBC Bank plc, Barclays, Salomon Brothers International Limited, UBS AG and Bedell Cristin Trustees Limited
4.28*	Memorandum of Understanding dated March 25, 2003 between the Marconi Corporation, Marconi plc and the United States Pension Benefit Guaranty Corporation
6.1*	Computation of Earnings Per Share of Marconi plc (incorporated by reference to Note 19 of the Notes to the Consolidated Financial Statements included in this annual Report)
8.1*	List of principal subsidiaries and other associated Companies of Marconi plc (incorporated by Reference to Note 22 of the Notes to the Consolidated Financial Statements included in this Annual Report)
12.1*	Certification required by Rule 13a-14(a) or Rule 15d-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification required by Rule 13a-14(a) or Rule 15d-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed with this annual report.

**	Incorporated by reference to the Annual Report on Form 20-F (File No. 0-30294) filed with the SEC on September 30, 2002.

***	Incorporated by reference to the Annual Report on Form 20-F (File No. 0-30294) filed with the SEC on September 28, 2001.

†	Incorporated by reference to the Registration Statement on Form 20-F (File No. 0-30924) filed with the SEC on September 5, 2000.

††	Incorporated by reference to the Report under cover of Form 6-K (File No. 0-30924) furnished to the SEC on March 31, 2003.

SIGNATURES

      The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MARCONI PLC

By:	/s/ K D SMITH

Name: Kevin David Smith
Title: Company Secretary
Date: September 25, 2003

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Marconi plc and subsidiaries

Consolidated financial statements as of March 31, 2003 and 2002 and for the three years ended March 31, 2003

INDEPENDENT AUDITORS’ REPORT

To the board of directors and shareholders of Marconi plc:

      We have audited the accompanying consolidated balance sheets of Marconi plc and its subsidiaries and joint ventures (together the “Company”) as of March 31, 2003 and 2002 and the related consolidated statements of operations, cash flows, other comprehensive (loss)/income, and shareholders’ (deficit)/equity for each of the three fiscal years in the period ended March 31, 2003 (expressed in pounds sterling). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

      As stated in note 2, Summary of significant accounting policies, effective April 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets.

      Our audits also comprehended the translation of certain pounds sterling amounts into U.S. Dollars and, in our opinion, such translation has been made in conformity with the basis described in note 2. Such U.S. Dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Birmingham, England
25 September, 2003

Marconi plc and subsidiaries

CONSOLIDATED BALANCE SHEETS

	March 31,
	2003
(in millions, except share data)	U.S.$	2003	2002
		£	£

ASSETS
Current assets
Cash and cash equivalents	308	195	1,243
Restricted cash	1,522	964	272
Investment in securities	25	16	53
Accounts receivable, net	730	462	746
Inventories, net	369	234	530
Prepaid expenses and other current assets	199	126	183
Net assets of discontinued operations	—	—	325

Total current assets	3,153	1,997	3,352
Property, plant and equipment, net	415	263	478
Investments in affiliates	28	18	116
Goodwill	1,038	657	679
Intangibles, net	160	101	145
Other non-current assets	118	75	155

TOTAL ASSETS	4,912	3,111	4,925

LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities
Short-term debt	3,466	2,195	2,338
Current maturities of long-term debt	2,852	1,806	41
Accounts payable	257	163	326
Accrued expenses and other current liabilities	1,655	1,048	1,568
Net liabilities of discontinued operations	19	12	—

Total current liabilities	8,249	5,224	4,273
Long-term debt	47	30	1,819
Deferred income taxes	8	5	5
Other liabilities	555	352	321

Total liabilities	8,859	5,611	6,418
Commitments and contingencies (Note 10)
Minority interests	5	3	9
Shareholders’ (deficit)/equity
Ordinary shares, £0.05 par value;
Authorized: 6,000,000,000 shares in 2003 and 2002;
Issued and outstanding: 2,793,011,951 and 2,792,638,820 shares in 2003 and 2002	221	140	140
Additional paid-in capital	1,705	1,080	1,063
Accumulated deficit	(5,433)	(3,441)	(2,634)
Accumulated other comprehensive loss	(445)	(282)	(71)

Total shareholders’ deficit	(3,952)	(2,503)	(1,502)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	4,912	3,111	4,925

See notes to consolidated financial statements.

Marconi plc and subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal year ended March 31,
	2003
	U.S.$	2003	2002	2001
(in millions, except share data)		£	£	£

Revenue:
Network equipment	1,786	1,131	1,812	3,268
Network services	1,173	743	969	1,016
Other	35	22	465	637

	2,994	1,896	3,246	4,921
Direct costs	2,403	1,522	3,297	3,034

Gross margin	591	374	(51)	1,887
Operating expenses:
Selling, general and administrative	562	356	836	783
Research and development	458	290	525	506
Amortization of goodwill and intangibles	70	44	436	647
Purchased in-process research and development	—	—	—	32
Business restructuring charges	363	230	396	—
Impairment of long-lived assets	109	69	3,968	—
(Gain)/loss on sale of businesses, net	(8)	(5)	64	(45)
Other (income)/expenses	(3)	(2)	116	16

Total operating expenses	1,551	982	6,341	1,939

Operating loss	(960)	(608)	(6,392)	(52)
Other income/(expense):
(Loss)/gain on sale of investments, net	(8)	(5)	89	461
Impairment of investments	(63)	(40)	—	—
Other income	54	34	—	—
Interest income	71	45	40	44
Interest expense	(519)	(329)	(272)	(195)

(Loss)/income from continuing operations before income taxes, minority interests, cumulative effects of changes in accounting principles and extraordinary gain	(1,425)	(903)	(6,535)	258
Income tax benefit/(provision)	330	209	471	(17)
Equity in net loss of affiliates	(98)	(62)	(196)	(137)
Minority interests	—	—	—	(3)

(Loss)/income from continuing operations, before cumulative effects of changes in accounting principles and extraordinary gain	(1,193)	(756)	(6,260)	101
Discontinued operations:
(Loss)/income from discontinued operations, net of tax of £2 (2002, £36, and 2001, £57)	(117)	(74)	(64)	59
Gain on sale of discontinued operations, net of tax of £nil	36	23	248	20
Extraordinary gain, net of tax of £nil	—	—	166	—
Cumulative effect of changes in accounting principles, net of tax of £nil	—	—	(240)	—

Net (loss)/income	(1,274)	(807)	(6,150)	180

Earnings per share — basic
(Loss)/income from continuing operations	(0.43)	(0.27)	(2.24)	0.03
(Loss)/income from discontinued operations	(0.05)	(0.03)	(0.02)	0.03
Gain on sale of discontinued operations	0.02	0.01	0.09	0.01
Extraordinary gain, net of tax of £nil	—	—	0.06	—
Cumulative effect of changes in accounting principles	—	—	(0.09)	—

Net (loss)/income	(0.46)	(0.29)	(2.20)	0.07

Earnings per share — diluted
(Loss)/income from continuing operations	(0.43)	(0.27)	(2.24)	0.03
(Loss)/income from discontinued operations	(0.05)	(0.03)	(0.02)	0.02
Gain on sale of discontinued operations	0.02	0.01	0.09	0.01
Extraordinary gain, net of tax of £nil	—	—	0.06	—
Cumulative effect of changes in accounting principles	—	—	(0.09)	—

Net (loss)/income	(0.46)	(0.29)	(2.20)	0.06

See notes to consolidated financial statements.

Marconi plc and subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal year ended March 31,
	2003
	U.S.$	2003	2002	2001
(in millions)		£	£	£

Cash flows from operating activities:
Net (loss)/income	(1,274)	(807)	(6,150)	180
Adjustments to reconcile net (loss)/income to net cash used in operating activities of continuing operations:
Loss/(income) from discontinued operations	117	74	64	(59)
Gain on sale of discontinued operations	(36)	(23)	(248)	(20)
Extraordinary gain	—	—	(166)	—
Cumulative effect of changes in accounting principles	—	—	240	—
Loss on equity forward contracts	—	—	95	—
Loss/(gain) on sale of businesses and properties	5	3	149	(45)
(Gain)/loss on sale of debt and marketable equity securities	—	—	(26)	96
Loss/(gain) on sale of investments in affiliates	8	5	(63)	(557)
Charge arising on sale of accounts receivable	—	—	—	3
Stock compensation	22	14	26	7
Impairment of long-lived assets	109	69	3,968	—
Impairment of investments	63	40	—	—
Depreciation and amortization	267	169	653	824
Purchased in-process research and development	—	—	—	32
Provision for doubtful accounts	(16)	(10)	175	48
Provision for allowance for inventory write off	39	25	805	—
Other income	(54)	(34)	—	—
(Profit)/loss on disposal of property, plant and equipment	(14)	(9)	(85)	20
Change in current and deferred taxes	(280)	(177)	(468)	(193)
Equity in net loss of affiliates	98	62	196	137
Dividends received from affiliates	—	—	29	80
Change in minority interests	—	—	—	3
Changes in operating assets and liabilities, net of the effect of acquisitions:
Accounts receivable	216	137	479	(415)
Proceeds from sale of accounts receivable	—	—	—	170
Inventories	360	228	151	(704)
Prepaid expenses and other assets	(33)	(21)	(36)	(69)
Accounts payable	(276)	(175)	(231)	(74)
Accrued expenses and other liabilities	(243)	(154)	(160)	8

Net cash used in operating activities	(922)	(584)	(603)	(528)

See notes to consolidated financial statements.

	Fiscal year ended March 31,
	2003
	U.S.$	2003	2002	2001
(in millions)		£	£	£

Cash flows from investing activities:
Maturities and sales of debt and marketable equity securities	—	—	317	39
Purchases of debt and marketable equity securities	(31)	(20)	(111)	(131)
Proceeds from the sale of investments in affiliates	—	—	150	646
Purchases of property, plant and equipment	(55)	(35)	(327)	(519)
Proceeds from the sale of property, plant and equipment	47	30	171	12
Change in other non-current assets	—	—	—	(5)
Net cash paid for investments in affiliates	—	—	(65)	—
Cash received from disposals	688	436	1,001	185
Net cash paid for acquisitions	—	—	(18)	(377)

Net cash provided by/(used in) investing activities	649	411	1,118	(150)

Cash flows from financing activities:
Short-term debt repayments, net	(47)	(30)	(206)	(599)
Term loan (repayments)/borrowings, net	(71)	(45)	981	1,221
Dividends paid	—	—	(95)	(146)
Issuance of ordinary shares	—	—	7	36
Restricted cash transferred to secured accounts	(1,093)	(692)	(191)	(81)

Net cash (used in)/provided by financing activities	(1,211)	(767)	496	431

Net cash (used in)/provided by discontinued operations	(127)	(80)	40	37
Effects of exchange rate changes on cash and cash equivalents	(44)	(28)	(9)	30
Net (decrease)/increase in cash and cash equivalents	(1,655)	(1,048)	1,042	(180)
Cash and cash equivalents, beginning of year	1,963	1,243	201	381

Cash and cash equivalents, end of year	308	195	1,243	201

Supplemental disclosure of cash flow activity:
Cash payments for interest	212	134	275	156
Cash (repayment)/payment for income taxes	(49)	(31)	—	118
Acquisitions:
Tangible assets acquired	—	—	1	63
Liabilities assumed	—	—	(2)	(115)
Intangible assets generated	—	—	(22)	1,009
Deferred consideration	—	—	41	(101)
Issuance of ordinary shares for acquisitions	—	—	—	(479)

Total cash paid for acquisitions	—	—	18	377

      During the fiscal year ended March 31, 2002, the Company received shares in various businesses as consideration for the disposal of ipsaris, Marconi Optical Components, and Marconi Communications South Africa. Such consideration was fair valued at £245 million.

See notes to consolidated financial statements.

Marconi plc and subsidiaries

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE (LOSS)/INCOME

	Fiscal year ended March 31,
	2003
	U.S.$	2003	2002	2001
(in millions)		£	£	£

Other comprehensive income:
Net (loss)/income	(1,274)	(807)	(6,150)	180
Other comprehensive (loss)/income:
Unrealized gains/(losses) on derivative Instruments	35	22	(23)	—
Accumulated translation adjustments, (net of income tax and reclassification adjustments)	98	62	(66)	256
Unrealized (losses)/gains on investments, (net of income tax and reclassification adjustments)	—	—	—	117
Minimum pension liability, (net of income tax of £nil)	(466)	(295)	—	—

Other comprehensive (loss)/income	(1,607)	(1,018)	(6,239)	553

Disclosure of tax and reclassification amounts:
Unrealized gains/(losses) on derivative instruments, net of tax of £1	35	22	(18)	—
Cumulative effect of accounting change, net of tax of £1	—	—	(2)	—
Less: reclassification adjustment for loss included in net (loss)/income, net of tax of £1	—	—	(3)	—

Unrealized gains/(losses) on derivative Instruments	35	22	(23)	—

Accumulated translation adjustments, net of tax of £nil	98	62	(111)	256
Less: reclassification adjustment for gains included in net (loss)/income, net of tax of £nil (2002, £nil)	—	—	45	—

Net translation adjustments	98	62	(66)	256

Unrealized (gains)/losses on investments, net of tax of £nil (2002, £77 and 2001, £50)	—	—	(217)	117
Less: reclassification adjustment for gains included in net (loss)/income, net of tax of £nil (2002, £77)	—	—	217	—

Net unrealized gains on investments	—	—	—	117

See notes to consolidated financial statements.

Marconi plc and subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY

					Accumulated
			Additional	Retained	other
	Ordinary shares		paid-in	earnings/	comprehensive	Treasury
(in £ millions, except share data)	Shares	Amount	capital	(deficit)	income/(loss)	Shares	Total

As of March 31, 2000	2,723,996,450	136	486	3,577	(138)		4,061
Net income				180			180
Equity forward contracts			(215)				(215)
Dividends paid (£ 0.05 per share)				(146)			(146)
Issuance of ordinary shares under share option plans	11,580,041	1	35				36
Issuance of ordinary shares for acquisitions	49,613,405	2	484				486
Treasury shares acquired						(8)	(8)
Deferred compensation			25				25
Unrealized gains on investments, net of tax					117		117
Translation adjustments					256		256

As of March 31, 2001	2,785,189,896	139	815	3,611	235	(8)	4,792
Net loss				(6,150)			(6,150)
Dividends paid (£ 0.05 per share)				(95)			(95)
Equity forward contracts			(25)				(25)
Issuance of ordinary shares under share option plans	7,218,035	1	7				8
Issuance of ordinary shares for acquisitions	230,889
Sale of treasury shares			(8)			8	—
Deferred compensation			34				34
Fair value movements on derivative instruments					(21)		(21)
Unrealized holding gains on investments, net of tax					(217)		(217)
Translation adjustments					(66)		(66)
Cumulative effect of accounting change — EITF 00-19			240				240
Cumulative effect of accounting change — SFAS 133					(2)		(2)

As of March 31, 2002	2,792,638,820	140	1,063	(2,634)	(71)	—	(1,502)
Net loss				(807)			(807)
Issuance of ordinary shares under share option plan	461,777
Acquisition and retirement of ordinary shares	(88,646)
Fair value movements on derivative instruments					22		22
Stock-based compensation			14				14
Shares issued by equity method investee			3				3
Translation adjustments					62		62
Minimum pension liability					(295)		(295)

As of March 31, 2003	2,793,011,951	140	1,080	(3,441)	(282)	—	(2,503)

See notes to consolidated financial statements.

Marconi plc and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Nature of Business and basis of preparation:

Nature of business

      On May 19, 2003, Marconi plc (the Company) and its former subsidiary Marconi Corporation plc concluded a financial restructuring (the “Financial Restructuring”), which was effected through two separate schemes of arrangement under the U.K. Companies Act 1985. One scheme of arrangement involved the creditors of Marconi Corporation plc, except for certain excluded categories of creditors, but including the syndicate banks and bondholders to whom our primary financial indebtedness was owed. The second scheme of arrangement involved creditors of Marconi plc. As a result of the Financial Restructuring, Marconi Corporation plc became the new parent holding company of the Marconi group, replacing us, and Marconi plc ceased to be a member of the Marconi group. Additional information on the Financial Restructuring can be found in note 23, Subsequent events.

      Prior to May 19, 2003, the Company, through its former Marconi group subsidiaries was a multi-regional vendor of telecommunications equipment and services. The Company was organized into two main divisions: Core and Capital. The Core business included the provision of optical networks, broadband routing and switching, broadband access, outside plant and power, other network equipment and associated installation, maintenance and other value-added services. The Company’s customers included telecommunications companies and providers of internet services for their public networks and some large corporations, government departments and agencies, utilities and educational institutions for their private networks. The Capital business comprised certain non-core businesses that were managed for value and ultimately for disposal. These included an investment in Easynet Group plc as well as a number of other minor activities, investments and assets with whom the Company has a base of installed equipment.

Basis of preparation

      The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During fiscal 2003, the Company met its day-to-day working capital requirements through syndicated banking facilities, certain bilateral bank facilities and its own cash resources. As shown in the consolidated financial statements, during fiscal 2003, the Company incurred losses from continuing operations before income taxes, minority interests, cumulative effects of changes in accounting principles and extraordinary gain of £903 million and, as of the fiscal year then ended, its current liabilities exceeded its current assets by £3,227 million, and its shareholders’ deficit was £2,503 million. Following the Financial Restructuring concluded on May 19, 2003, which resulted in, amongst other things, a significant reduction in the Company’s external debt, all of the Company’s remaining assets, other than assets necessary to fund the cost of administering its scheme of arrangement, will be distributed to the Company’s creditors over time in accordance with its scheme of arrangement.

2.   Summary of significant accounting policies

Basis of consolidation

      The accompanying consolidated financial statements include the accounts of Marconi plc and its subsidiaries that are more than 50% owned and controlled. Investments in affiliates in which the Company exercises significant influence but not control (generally those with a 20-50% ownership interest) are accounted for under the equity method of accounting. Investments in non-listed entities in which the Company has less than a 20% ownership interest are accounted for under the cost method. All intercompany balances and transactions have been eliminated upon consolidation.

Use of estimates

      The preparation of the consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, the accounting for doubtful accounts, inventory reserves, depreciation and amortization, sales returns, warranty costs, taxes, certain accruals, payables, long-term contract profit estimates, employee benefits, long-lived asset impairment calculations and contingencies. Actual results could differ from these estimates.

Income taxes

      The Company recognizes deferred tax assets and liabilities using enacted tax rates to calculate temporary differences between the tax basis of assets and liabilities and the financial statement carrying amounts. The Company recognizes a valuation allowance against such deferred tax assets when it is “more likely than not” that such assets will not be recovered. During fiscal years 2003 and 2002 all deferred tax assets, without offsetting liabilities in the same jurisdiction, were fully reserved.

Foreign currency

      The consolidated financial statements are presented in U.K. pounds sterling. The functional currency of each of Marconi plc’s subsidiaries is the local currency in which each subsidiary is located. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of operations.

      Net income and cash flows of non-U.K. pounds sterling subsidiaries and equity investments are translated at the average rates of exchange during the year. The assets and liabilities of such entities are translated at year-end rates of exchange. Translation adjustments are included in other comprehensive (loss)/income, as a separate component of shareholders’ (deficit)/equity. Key exchange rates relative to U.K. pounds sterling used are as follows:

	Average rates			Year-end rates
	Fiscal year ended March 31,			As of March 31,
	2003	2002	2001	2003	2002

U.S. Dollar	1.55	1.43	1.48	1.58	1.42
Euro	1.55	1.63	1.63	1.45	1.63

Convenience translation

      The consolidated financial statements are presented in millions of U.K. pounds sterling. In addition, the consolidated financial statements as of and for the fiscal year ended March 31, 2003 are also presented in U.S. dollars. These U.S. dollar amounts are presented solely for the convenience of the reader at the rate of £1.00 = $1.5790, the noon buying rate of the U.S. Federal Reserve Bank as of March 31, 2003. This rate may differ from the rates used in the preparation of our consolidated financial statements. These translated amounts should not be construed as representations that the U.K. pounds sterling amounts could have been, or could in the future be converted into U.S. dollars at this or any other exchange rate.

Revenue

      The Company recognizes revenue under Statement of Position (SOP) 81-1, Accounting for Performance of Construction-Type and certain Production-Type Contracts, SOP 97-2, Software Revenue Recognition and

SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements depending upon the terms of the contract.

      Revenue from product sales of hardware and software is recognized when: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; customer acceptance has occurred; the price to the buyer is fixed or determinable; and collectability is reasonably assured.

      Revenue from services is recognized at time of performance and acceptance by the customer.

      Revenue from multiple element contracts is allocated based on the relative fair value of each individual element.

      Revenues and estimated profits on long-term contracts are recognized under the percentage-of-completion method of accounting using a cost-to-cost methodology. Profit estimates are revised periodically based on the latest available information. When estimates of total contract revenues and costs indicate a loss, a provision for the entire amount of the contract loss is recognised in the period in which the loss becomes evident.

      Revenue is reported net of sales returns and allowances, early settlement discounts, sales rebates settled by credit notes, volume discounts and commissions earned by distributors.

Research and development costs

      Research and development costs are expensed as incurred unless specifically billable to and recoverable from customers under agreed contract terms of underlying agreements.

Cash and cash equivalents

      All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Restricted cash

      Cash balances pledged or advanced as collateral are considered to be restricted cash. At March 31, 2003 and 2002, the total restricted cash was £964 million and £272 million respectively. The total restricted cash balance consists of: £771 million (2002, £nil) held in secured accounts, £135 million (2002, £25 million) of cash collateral placed against bonding facilities; £27 million (2002, £nil) of cash held in Employee Share Option Plan (ESOP) escrow accounts; £17 million (2002, £17 million) of cash in insurance reserves and £14 million (2002, £16 million) of cash deposited against secured loans in Italy. At March 31, 2003, the Marconi Employee Trust provided £nil as collateral against certain equity forward contracts (2002, £214 million) This is discussed further in Equity forward contracts within this section.

Marketable equity securities

      Investments in securities are classified as available-for-sale and recorded at fair value. Net unrealized holding gains and losses, net of tax, are reported as a separate component of shareholders’ (deficit)/equity, except where holding losses are determined to be “other-than-temporary”, whereby the losses are reported in gains and losses on sales of investments in the consolidated statement of operations. Gains and losses on disposals of marketable equity securities are determined using the specific identification method.

Inventories and contracts in progress

      Inventories are stated at the lower of cost, including appropriate overheads, determined on a weighted-average basis or estimated net realizable value. Reserves are made for any losses incurred or expected to be incurred on uncompleted contracts. Profit on long-term contracts in progress is taken when a sale is recorded on part-delivery of products or part-performance of services, provided that the outcome of the contract can be assessed with reasonable certainty. Advance payments received from customers are shown as creditors unless there is a right of set-off against the value of work undertaken. Progress payments received are deducted from the value of the work carried out, any excess being included with payments received in advance.

Property, plant and equipment

      Property, plant and equipment is stated at cost. Cost of significant assets includes capitalized interest incurred during the construction and development period. Depreciation expense is computed using the straight-line method over the estimated useful lives of the depreciable assets. The estimated useful lives for buildings and improvements are between 25 and 50 years and the estimated useful lives for machinery and equipment are between 3 and 10 years. Significant improvements which substantially extend the useful lives of assets are capitalized. Maintenance and repairs are charged to expense as incurred. Upon disposal of an asset, its accumulated depreciation is deducted from the original cost and any gain or loss is reflected in operating (loss)/income.

Impairment or disposal of long-lived assets

      The Company evaluates the carrying value of long-lived assets whenever events or changes in circumstances indicate that the carrying value of the asset may be impaired. An impairment loss is recognized when estimated future cash flows, on an undiscounted basis, expected to result from the use of the asset, including its disposition, is less than the carrying value of the asset. The impairment loss is calculated by comparing the carrying value of the asset with its fair value, which is usually estimated using discounted cash flows expected to be generated from the assets.

      During fiscal 2003 tangible fixed assets were impaired by £69 million (2002, £154 million).

      Long-lived assets are classified as held-for-sale when certain criteria are met, which include: management commitment to a plan to sell the assets; the availability of the assets for immediate sale in their present condition; whether an active program to locate buyers and other actions to sell the assets has been initiated; whether the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year; whether the assets are being marketed at reasonable prices in relation to their fair value; and how unlikely it is that significant changes will be made to the plan to sell the assets. The Company measures long-lived assets to be disposed of by sale at the lower of carrying amount and fair value less cost to sell. Fair value is determined using quoted market prices or the anticipated cash flows discounted at a rate commensurate with the risk involved.

      The Company classifies an asset or asset group that will be disposed of other than by sale as held and used until the disposal transaction occurs. The asset or asset group continues to be depreciated based on revisions to its estimated useful life until the date of disposal or abandonment.

Goodwill and other intangible assets

Fiscal 2003

      Beginning in fiscal 2003 with the adoption of Statement of Financial Accounting Standard (SFAS) No. 142, Goodwill and Other Intangible Assets, the Company no longer amortizes goodwill, but instead tests for impairment on an annual basis and at any other time if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

      If the carrying amount of the reporting unit exceeds its estimated fair value, its associated goodwill is written down to its implied fair value using a hypothetical purchase price allocation. Any impairment loss is recorded in the consolidated statement of operations. Measurement of the fair value of a reporting unit is based on one or more of the following fair value measures including: amounts at which the unit as a whole could be bought or sold in a current transaction between willing parties; using present value techniques of estimated future cash flows; or using valuation techniques based on multiples of earnings or revenue, or a similar performance measure.

      Upon adoption of SFAS 142, the Company completed a transitional goodwill impairment test. As a result, a net book value of £1 million of previously recognized intangible assets related to the assembled workforce was reclassified to goodwill. The Company has not identified any intangible assets for which it will adopt an indefinite useful life, nor has it revised the amortization periods for any intangible assets.

Intangible assets are carried at cost and are amortized using the straight-line method over the estimated periods to be benefited, ranging from 4 to 15 years.

      Based on these evaluations, in fiscal 2003, no impairment charge was recorded in respect of goodwill and other intangible assets.

Periods ended March 31, 2002

      Prior to fiscal 2003, goodwill was amortized using the straight-line method over its estimated useful life.

      The Company periodically evaluated the recoverability of goodwill and other intangible assets by comparing the net book value of such assets to expected future cash flows, on an undiscounted basis, over the remaining amortization period of the asset. The Company measured impairment for enterprise level goodwill and identifiable intangible assets and goodwill associated with long-lived assets based on a discounted cash flow analysis. Based on these evaluations, an impairment charge of £3,814 million was recorded in respect of goodwill and other intangible assets in fiscal 2002. There were no impairments to the carrying value of goodwill and other intangible assets in fiscal 2001. This is discussed further in notes 6 and 7.

Concentrations of credit risk

      Credit risk relates to the risk of loss that the Company would incur as a result of non-performance by counterparties. The Company maintains credit policies with regard to its counterparties that enable management to manage overall credit risk. The Company generally does not obtain collateral to support the agreements but establishes credit limits, monitors the financial viability of counterparties and seeks guarantees where appropriate. The Company believes that it has established adequate reserves in regard to the risk of non-performance by counterparties. At March 31, 2003, there are no customers who accounted for more than 10% of the group’s trade receivables.

Derivative instruments, excluding equity forward contracts

      The Company is exposed to interest rate risk on its borrowings, cash and investments. Its general policy has been to maintain at least 50% of debt at fixed rates of interest. This was achieved by entering into receive-variable pay-fixed interest rate swaps to reduce variability of cash flows on floating-rate debt, and entering into receive fixed, pay-variable interest rate swaps to reduce the fair value risk on its fixed rate bonds. As a result of the discussions relative to the Financial Restructuring, these contracts have all been terminated during fiscal 2003.

      The Company conducts a significant proportion of its business activities outside the United Kingdom in currencies other than sterling. Its principal exchange rate exposures relate to U.S. dollar/ pounds sterling and euro/pounds sterling exchange rates for both transactional and translation related exposures. The Company uses foreign currency exchange contracts to manage currency rate fluctuations by generating cash flows, which offset the foreign currency cash flows of certain contractual and forecast payments and receipts incurred in the ordinary course of business.

      The Company’s derivative financial instruments are for purposes other than trading and are not entered into for speculative purposes. The Company’s non-derivative financial instruments include letters of credit, commitments to extend credit and guarantees of debt.

Equity forward contracts

      The Company has, in the past, issued share options to employees under a number of different option plans, collectively known as the “ESOP”. Under these plans, options may be satisfied by way of a transfer of existing Company ordinary shares acquired in the market by an employee trust or other vehicle, or, under some of the plans only, by an issue of new Company shares.

      From January 2000, in order to hedge part of the potential cost of the plans estimated at that time, the independent trustee of the Marconi Employee Trust (MET), Bedell Cristin Trustees Limited (“BCTL”),

entered into swap contracts with three financial institutions (the ESOP Derivative Banks) to purchase a total of 40 million shares in the future at prices which were fixed at the date of contract.

      On June 30, 2001, the Company adopted Emerging Issues Task Force (EITF) No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, which requires such instruments to be marked to market, and the obligations recorded as a liability. As a result, the Company recorded a cumulative effect of changes in accounting principles of £240 million related to the loss on such instrument as of the implementation date, which was previously recorded within equity. Subsequent to the implementation date, additional market losses of £95 million have been recorded in other expenses in the statement of operations.

      At March 31, 2003, the purchase of 38.5 million shares under these contracts was outstanding. The maximum exposure under the contracts was £337 million, plus accrued finance charges. Certain contracts require BCTL to deposit cash collateral with the relevant ESOP Derivative Banks if the share price falls to certain levels stipulated in those contracts. The Company funds the provision of this collateral.

      At March 31, 2002, £214 million of collateral, the maximum amount of collateral payable under these contracts, had been paid. Agreement has been reached to settle these contracts, which were closed out on May 19, 2003. The agreed settlement amount is £35 million. The carrying value at March 31, 2003 is £158 million. At March 31, 2003, £27 million of cash balances was held in escrow with respect to these equity forward contracts. See Restricted cash within this section.

Fair value hedges

      As part of its overall risk management strategy, the Company used derivatives to convert its fixed-rate debt into variable-rate debt, and to hedge its foreign currency firm commitments. These derivatives were typically designated as fair value hedges, to manage the interest rate risk or foreign currency risk of the hedged item accordingly. The carrying amount of the hedged item is adjusted for gains or losses attributable to the hedged risk. This unrealised gain or loss is offset by changes in the fair value of the derivative. All hedging ineffectiveness is included in earnings in the current period.

      Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, the derivative is terminated or sold, or on the sale or early termination of the hedged item.

      For fiscal 2003, the ineffective portion of all the Company’s fair value hedges was immaterial as the terms of the hedging instruments match the terms of the underlying hedged items. The Company does not exclude any components of the derivative gains and losses from the assessment of hedge effectiveness. The amount recognized in earnings for hedged firm commitments that no longer qualified for fair value hedges was immaterial.

Net investment hedges

      The Company’s policy has been to finance its activities in the same currencies as those used for its foreign investments in order to hedge foreign currency exposure of net investments in foreign operations. This policy has been implemented either by financing in the related currency or using derivatives, such as currency swaps, which provide a synthetic effect of a foreign currency loan, thereby reducing the exchange risk. As a result of the Financial Restructuring, which became effective May 19, 2003, the Company will not have any borrowings. For further information on the Company’s Financial Restructuring, refer to note 23, Subsequent events.

      For fiscal 2003, approximately £169 million (2002, £17 million) of net gains related to non-derivative instruments used as net investment hedges were included as a cumulative translation adjustment in the statement of comprehensive (loss)/income. These net gains principally offset the net losses recorded on the respective net investments in foreign currencies being hedged. The hedge instruments used by the Company did not result in any material ineffectiveness. Their notional amounts were similar to the net investments being hedged as of the beginning of each quarter, and the currencies of the hedging instrument and hedged item were the same.

      The recorded amounts of the hedging instruments are as follows:

	At March 31,	At March 31,
	2003	2002
(in millions)	£	£

Loans	2,330	2,533

Cash flow hedges

      The Company has used interest rate swaps to hedge the uncertainty of future cash flows due to its floating rate debt, and foreign currency forward exchange contracts that expire in less than twelve months to hedge against the effect that fluctuation in exchange rates may have on cash flow associated with forecasted purchases.

      Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge or the derivative is terminated or sold. On the sale or early termination of the hedged item, gains and losses are immediately reclassified to other (income)/expense.

      For fiscal 2003, the total ineffectiveness of all cash flow hedges was immaterial since most of the terms of the hedging instruments match the terms of the underlying hedged items. The reclassification of gains and losses into earnings from accumulated other comprehensive income as a result of the discontinuance of cash flow hedges because management estimated that it was still probable that original forecasted transactions would occur by the end of the originally specified time period or within an additional two months thereafter was also immaterial.

      For those hedging relationships that are designated as cash flow hedges the respective effective portion of the gain or loss recorded in other comprehensive income until it is necessary to be adjusted against net income in order to offset the respective change in expected future cash flows on the hedged transaction.

      The total amount of losses in accumulated other comprehensive income of £23 million (£1 million related to tax) has been reclassified into earnings during fiscal 2003 because, as a consequence of the Financial Restructuring which occurred on May 19, 2003 it was no longer probable at March 31, 2003 that the forecasted transactions would occur.

Embedded derivatives

      The Company has entered into various contracts that may contain “embedded” derivative instruments, implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument. According to the requirements of SFAS 133, Accounting for Derivative Instruments and Hedging Activities, they would need to be bifurcated from the host contract and accounted for as a derivative instrument. The Company has assessed the existence of potential embedded derivatives contained in its contracts. No material embedded derivatives in contracts were identified.

      All derivatives not designated as certain hedges are recorded on the balance sheet at fair value with all changes in fair value being recorded as a component of income from continuing operations during the period that such contracts remain outstanding.

      At March 31, 2003 and 2002, other current assets included £14.9 million and £22.4 million respectively, representing the fair value of derivative instruments. In addition, £67.5 million and £23.6 million were included in accrued expenses and other current payables for derivative liabilities at March 31, 2003 and 2002, respectively.

Pension and other post-retirement benefits

      The Company accounts for its defined benefit pension plans and its non-pension post-retirement benefit plans using actuarial models required by SFAS 87, Employers’ Accounting for Pensions, and SFAS 106, Employers’ Accounting for Post-retirement Benefits Other Than Pensions, respectively. These models use an attribution approach that generally spreads individual events over the service lives of the employees in the plan. Examples of “events” are plan amendments and changes in actuarial assumptions such as discount rate, rate of compensation increases and mortality. The principle underlying the required attribution approach is that employees render service over their service lives on a relatively smooth basis and, therefore, the income statement effects of pensions or non-pension post-retirement benefit plans are earned in, and should follow, the same pattern.

      One of the main components of the net periodic pension calculation is the expected long-term rate of return on plan assets. The required use of expected long-term rate of return on plan assets may result in recognized pension income that is greater or less than the actual returns of those plan assets in any given year. Over time, however, the expected long-term returns are designed to approximate the actual long-term returns and, therefore, result in a pattern of income and expense recognition that more closely matches the pattern of the services provided by the employees. Differences between actual and expected returns (to the extent that they exceed 10% of the market value of assets at the start of the period) are recognized in the net periodic pension calculation over the remaining average service lifetimes of active members.

      The Company uses long-term historical actual return information, the mix of investments that comprise plan assets, and future estimates of long-term investment returns by reference to external sources to develop its expected return on plan assets.

      The discount rate assumptions used for pension and non-pension post-retirement benefit plan accounting reflect the rates available on high-quality fixed-income debt instruments on March 31 of each year. The rate of compensation increase is another significant assumption used in the actuarial model for pension accounting and is determined by the Company based upon its long-term plans for such increases. For retiree medical plan accounting, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates.

      If the unfunded accumulated benefit obligation exceeds the fair value of the plan assets, the Company recognizes an additional minimum liability that is at least equal to the unfunded accumulated benefit obligation. Where an additional minimum liability is recognized an intangible asset is recognized up to the amount of any unrecognized prior service cost and the balance is recognized through other comprehensive income.

Product warranty

      Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established using historical information on the nature, frequency, and average cost of warranty claims. Management actively studies trends of warranty claims and takes action to improve equipment quality and minimize warranty claims. Management believes that the warranty reserve is appropriate; however, actual claims incurred could differ from the original estimates, requiring adjustments to the reserve.

Sale of accounts receivable

      Periodically, the Company enters into transactions to sell certain of its trade accounts receivable and retains a servicing obligation but does not incur a measurable asset or liability. Losses on the sale of receivables are based on the carrying value of the assets sold less cash received. Expenses and losses associated with such sales are recognized as a component of interest expense and related financing costs.

      During fiscal 2003 and 2002, the Company did not enter into any such transactions from continuing operations.

Stock based compensation

      The Company accounts for employee share plans under Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees. No compensation cost has been recognized for all ordinary shares and share options issued under fixed plans with a price equal to fair market value. For fixed plans, the measurement date is the grant date. The Company has recognized compensation cost for all ordinary shares and stock options issued with an exercise price below fair market value at the grant date and for plans subject to variable accounting. For variable plans, the compensation cost is re-measured on the basis of current market value of Marconi plc stock at the end of each reporting period. For ordinary options, such expense is recognized over the vesting period of the options. The Company recognizes compensation expense for plans with performance conditions if achievement of these conditions becomes probable.

      The Company recognized compensation expense in fiscal 2003 of approximately £14 million (2002, £26 million and 2001, £7 million), related to stock options issued below fair market value and those plans, which are variable. Had compensation cost for the employee share plans been determined consistent with the fair value methodology of SFAS 123, Accounting for Stock-Based Compensation, the Company’s net (loss)/income would have been as follows:

	March 31,
	2003	2002	2001
(in millions, except per share data)	£	£	£

Net (loss)/income:
As reported	(807)	(6,150)	180
Deduct: Total stock-based employee compensation determined under fair value based method, net of related tax effects	—	(20)	(164)
Add back: Total stock-based employee compensation determined under APB 25	14	26	7

Pro forma (loss)/income	(793)	(6,144)	23

Pro forma (loss)/income per share:
Basic	(0.28)	(2.20)	0.01
Diluted	(0.28)	(2.20)	0.01

      Under SFAS 123, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	March 31,
	2003	2002	2001

Risk-free interest rate	n/a	4.41%	4.89%
Expected life (years)	n/a	4.9	3.5
Assumed volatility	n/a	60.0%	48.5%
Expected dividends	—	—	£0.05

      No stock options were granted during fiscal 2003.

Other comprehensive (loss)/income

      Comprehensive (loss)/income represents the net (loss)/income for the period plus the results of certain shareholders (deficit)/equity changes that are not reflected in the consolidated statements of operations.

      The accumulated balances of other comprehensive (loss)/income are as follows:

			Net unrealized	Minimum	Accumulated
	Net unrealized	Accumulated	gains/(losses)	pension	other
	gains/(losses)	translation	on derivative	liability	comprehensive
	on investments	adjustments	instruments	adjustment	income/(loss)
	£	£	£	£	£

As of March 31, 2000	100	(238)	—	—	(138)
Movement for the year	117	256	—	—	373

As of March 31, 2001	217	18	—	—	235
Cumulative effect of change in accounting principles	—	—	(2)	—	(2)
Movement for the year	(217)	(66)	(21)	—	(304)

As of March 31, 2002	—	(48)	(23)	—	(71)
Movement for the year	—	62	22	(295)	(211)

As of March 31, 2003	—	14	(1)	(295)	(282)

Earnings per share

      Earnings per share (EPS) are computed in accordance with SFAS 128, Earnings per Share. Basic EPS is computed by dividing consolidated net income by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is computed by dividing consolidated net income by the sum of the weighted average number of shares outstanding and the weighted average number of potentially dilutive common shares, based on the assumed exercise of dilutive share options under the Company’s stock option plans. Such potentially dilutive common shares are excluded when the effect would be to reduce a loss per share.

Recently issued accounting pronouncements not yet adopted

      The United States Financial Accounting Standards Board (FASB) has issued the following standards that have yet to be adopted by the Company:

•	SFAS 143, Accounting for Asset Retirement Obligations (SFAS 143), which requires that the present value of an asset retirement obligation be recorded as a liability in the period in which it incurs a legal obligation with the corresponding amount included in the basis of the asset and depreciated. SFAS 143 is effective for fiscal years beginning after June 15, 2002 and will be adopted by the Company with effect from April 1, 2003. The Company does not anticipate that SFAS 143 will have a significant impact on its financial position, cash flows and results of operations.

•	SFAS 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS 145), which impacts the reporting of gains and losses from extinguishment of debt and the reporting requirements for sale-leaseback transactions and certain lease modifications that have similar economic effects. SFAS 145 is effective for fiscal years beginning after May 15, 2002. With the exception that the gain arising on the extinguishment of liabilities under the Financial Restructuring will not be reported as an extraordinary item, the Company does not anticipate that SFAS 145 will have a significant impact on its financial position, cash flows and results of operations. Had SFAS 145 been in effect during the year ended March 31, 2002, the extraordinary gain on early retirement of debt of £166 million, net of tax of £nil, would have been reported as other income of £166 million.

•	SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149), which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133.

SFAS 149 is generally effective for derivative instruments entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not anticipate that the adoption of SFAS 149 will have a significant impact on its financial position, cash flows and results of operations because after completion of the Financial Restructuring the Company has no trading activities.

•	SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150), which modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities. SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, whose shares are all mandatorily redeemable. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not anticipate that the adoption of SFAS 150 will have a significant impact on its financial position, cash flows and results of operations because after completion of the Financial Restructuring the Company has no trading activities.

•	FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), which requires an entity to include the assets, liabilities and results of operations of a variable interest entity in its Consolidated Financial Statements, if it is the primary beneficiary of the variable interest entity. FIN 46 is effective immediately for all arrangements entered into after January 31, 2003. For arrangements entered into prior to January 31, 2003 adoption is required at the beginning of the first interim or annual period after June 15, 2003. The Company does not anticipate that the adoption of FIN 46 will have a material impact on its financial position, cash flows and results of operations because after completion of the Financial Restructuring the Company has no trading activities.

•	In November 2002, the Emerging Issues Task Force reached a final consensus related to Revenue Arrangements with Multiple Deliverables (EITF 00-21). The Task Force agreed the effective date for the consensus will be for all revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The Company will adopt EITF 00-21 for its fiscal year beginning April 1, 2004. The Company does not anticipate that the adoption of EITF 00-21 will have a material impact on its financial position, cash flows and results of operations because after completion of the Financial Restructuring the Company has no trading activities.

Financial statement reclassifications

      Certain reclassifications have been made to 2002 and 2001 balances as well as segment information, in order to conform to the 2003 presentation.

Non-statutory accounts

      The accompanying financial statements do not comprise “statutory accounts” within the meaning of Section 240 of the Companies Act 1985. The Company’s statutory accounts for fiscal 2003 prepared in accordance with generally accepted accounting principles in the United Kingdom (U.K. GAAP) will be delivered to the Registrar of Companies for England and Wales.

      The auditors’ report on those accounts was unqualified and did not contain a statement under Section 237(2) or 237(3) of the Companies Act 1985.

3.   Balance sheet information

	March 31,
	2003	2002
(in millions)	£	£

Accounts receivable, net:
Accounts receivable	540	913
Allowance for doubtful accounts	(78)	(167)

Total	462	746

Inventories:
Finished goods	76	215
Work-in-process	69	148
Raw materials	89	167

Total	234	530

Accrued expenses and other current liabilities:
Accrued income and other taxes	160	300
Accrued expenses and deferred income	182	765
Other	706	503

Total	1,048	1,568

Property, plant and equipment, net:
Land	139	134
Building and improvements	10	30
Machinery and equipment	785	944
Construction in progress	—	39

	934	1,147
Less: accumulated depreciation	(671)	(669)

Total	263	478

      Depreciation expense for the fiscal 2003 was £125 million (2002, £217 million and 2001, £177 million). During fiscal 2003 the Company capitalized £0.4 million (2002, £4 million and 2001, £9 million) in interest expense related to construction in progress.

      During fiscal 2003 the Company disposed of land and buildings with a net book value of £6 million for sales proceeds of £17 million. The Company subsequently leased back 40% of these land and buildings under a 10-year sale and leaseback agreement. The Company has a continuing involvement in the land and buildings disposed, being an interest in any future appreciation without risk of loss. The Company is accounting for the 40% leased back as a financing transaction.

      During fiscal 2002 the Company disposed of land and buildings with a net book value of £14 million for sales proceeds of £21 million. The Company subsequently leased these land and buildings under a 21-year sale and leaseback agreement. The Company has a continuing involvement in the land and buildings disposed, being an interest in any future appreciation without risk of loss. The Company is accounting for this transaction as a financing transaction.

      Total future lease payments under these transactions are £38 million and the minimum amount due for each of the next five years is £2.8 million.

      During fiscal 2003 in conjunction with the business restructuring and site rationalizations described in note 5, Business restructuring charges, the Company impaired property, plant and equipment by £69 million (2002, £154 million).

4.   Debt and credit facilities

Short-term debt

      The Company’s short-term borrowings consist primarily of bank loans and overdrafts and are unsecured.

      Under the Company’s 1998 syndicated credit agreement, a group of banks committed a maximum of €4.5 billion (approximately £2.8 billion) at March 31, 2001 on an unsecured, revolving basis until March 25, 2003. Effective March 22, 2002, the undrawn portion of this facility was cancelled and the facility was placed on demand. Under the terms of this agreement, borrowings bear interest of 0.175% per annum over London inter-bank offered rate (LIBOR).

      As of March 31, 2002, the average interest rate on borrowings under the facility was 2.71% per annum (2001, 6.21%). On April 25, 2002, the Company agreed to increase the interest rate on the syndicated facility to 2.25% per annum over LIBOR effective from April 1, 2002. As of March 31, 2003, the average interest rate, reflecting the agreed increase, on borrowings under the facility was 6.36%. No undrawn amounts were available to the Company under outstanding credit facilities at March 31, 2003.

      For further details on the impact of the Financial Restructuring on the short-term borrowings and credit facilities, refer to note 23, Subsequent events.

Long-term debt

	March 31,
	2003	2002
(in millions)	£	£

Term loans	1,836	1,851
Finance leases	—	9

Total obligations	1,836	1,860
Current maturities of long-term debt	(1,806)	(41)

Total long-term debt	30	1,819

      On September 19, 2000, the Company issued for cash consideration, two unsecured yankee bonds having an aggregate principal amount of $1.8 billion (approximately £1.3 billion). One bond is for $900 million (approximately £630 million) with a coupon rate of 7.75% per annum, maturing on September 15, 2010. The other bond is for $900 million (approximately £630 million) with a coupon rate of 8.375% per annum, maturing on September 15, 2030. On March 17, 2003 the Company failed to meet a scheduled interest payment on these bonds. As a result, as at March 31, 2003, these bonds were repayable on demand.

      On March 30, 2000, the Company issued for cash consideration two unsecured euro bonds having an aggregate principal amount of €1.5 billion (approximately £927 million). One bond is for €500 million (approximately £309 million) with a coupon rate of 5.625% per annum, maturing on March 30, 2005. The other bond is for €1,000 million (approximately £618 million) with a coupon rate of 6.375% per annum, maturing on March 30, 2010.

      Both the yankee bonds and the euro bonds were issued by Marconi Corporation plc and are fully and unconditionally guaranteed by the Company up to the date of the Financial Restructuring going effective. For further details on the impact of the recently announced Financial Restructuring on the long-term debt, refer to note 23, Subsequent events.

      During fiscal 2002, the Company repurchased €67.9 million (£41.7 million) of euro bonds with a coupon rate of 5.625% per annum maturing on March 30, 2005, €256.7 million (£157.5 million) of euro bonds with a coupon rate of 6.375% per annum maturing on March 31, 2010, $131.0 million (£92.3 million) of the 7.75% yankee bonds with a coupon rate of 7.75% per annum maturing September 15, 2010 and

$130.1 million (£91.6 million) of yankee bonds with a coupon rate of 8.75% maturing September 15, 2030. The Company recognized an extraordinary gain on these repurchases of £166 million.

      As of March 31, 2003, the Company had other obligations of £20 million (2002, £41 million) related to secured debenture loans.

Key covenants

      The 1998 syndicated credit agreement includes covenants and warranties and events of default. The agreement does not contain any financial covenants, although it provides that it is an event of default if there has been a material adverse change in the financial condition of the Company taken as a whole since the date of the latest annual accounts delivered to the agent which has had or will have a material adverse effect on the ability of Marconi Corporation plc to comply with its payment obligations under this facility.

      The following table sets forth the mandatory reductions in principal under the terms of all long-term debt agreements for each of the next five years based upon the amounts outstanding at March 31, 2003:

(in millions)	£

2004	1,806
2005	9
2006	4
2007	4
2008	3
Thereafter	10

Long-term debt, including current maturities	1,836

      Short-term debt of approximately £2,195 million is also repayable upon demand.

      Under the terms of the Financial Restructuring, the covenants and reductions have changed significantly. For further details on the impact of the recently announced Financial Restructuring on the long-term debt, refer to note 23, Subsequent events.

5.   Business restructuring charges

      In September 2001, following the sudden and significant downturn in trading in the global telecommunications markets, the results of an operational review that had three main objectives were announced. The original objectives were to reorganize the group into two main reporting divisions; Core and Capital, reduce group indebtedness from £4.4 billion at August 31, 2001 to between £2.7 billion and £3.2 billion by March 31, 2002 and reduce the annual operating cost base. These objectives have now been revised to reflect further operating cost base reductions during fiscal 2004.

      When management reviews the operating income performance of the segments described in note 9, Segment and related information disclosures, management uses U.K. GAAP operating (loss)/profit before goodwill and intangible asset amortization, in process research and development write-offs, U.K. GAAP operating exceptional items, gains and losses on business disposal and the impact of less than 50% owned affiliates. This measure allocated to those segments does not include business restructuring charges, which relate to the reorganization of the business as a whole. A segmental allocation of restructuring charges is impracticable. Consequently, a segmental analysis has not been provided.

      The following tables show the activity by statement of operations heading and the balances remaining in other liabilities at March 31, 2003 and 2002 following the implementation of actions required to achieve these objectives.

		Charged	Utilized during
	Balance at	during	fiscal 2003		Balance at
	March 31,	fiscal	Net cash	Non cash	March 31,
	2002	2003	payments	movement	2003
(in millions)	£	£	£	£	£

Direct costs:
Inventory write-downs and related costs	40	—	20	20	—
Manufacturing outsourcing	31	21	21	23	8
Onerous contracts	31	5	30	—	6

	102	26	71	43	14

Business restructuring costs:
Employee severance	30	128	148	—	10
Site rationalization	40	36	30	—	46
Contractual commitments and other restructuring	13	—	—	10	3
Systems implementation	24	(7)	17	—	—
Advisor fees	—	73	63	—	10

	107	230	258	10	69

Total	209	256	329	53	83

	Charged	Utilized during
	during	fiscal 2002		Balance at
	fiscal	Net cash	Non cash	March 31,
	2002	payments	movement	2002
(in millions)	£	£	£	£

Direct costs:
Inventory write-downs and related costs	647	51	556	40
Manufacturing outsourcing	127	77	19	31
Onerous contracts	31	—	—	31

	805	128	575	102

Business restructuring costs:
Employee severance	237	207	—	30
Site rationalization	40	—	—	40
Contractual commitments and other restructuring	46	26	7	13
Systems implementation	73	49	—	24

	396	282	7	107

Total	1,201	410	582	209

Inventory write-downs and related costs

      In fiscal 2002 the inventory write-downs and related costs charged to cost of sales in the year included £556 million for obsolescence and slow-moving provisions against a number of product lines, predominantly optical networking products, and £91 million in respect of supplier commitments. Of the £91 million for supplier commitments, £51 million was paid out during fiscal 2002. The remaining balance of £40 million has been utilized during fiscal 2003.

Manufacturing outsourcing

      The charge of £21 million in respect of manufacturing outsourcing in fiscal 2003 represents additional net costs to Jabil Circuit Inc. arising in the year. Management expect that the remaining balance will be paid out in fiscal 2004. In fiscal 2002 restructuring costs classified in cost of sales includes a charge of £127 million representing additional costs incurred as a consequence of the decision to outsource certain manufacturing operations to Jabil Circuit Inc. Under the terms of that agreement, the Company made payments of £77 million during fiscal 2002.

Onerous contracts

      The charge of £5 million in respect of onerous contracts in fiscal 2003 represents certain liabilities to which the Company is committed as a result of the operational restructuring. This includes liabilities relating to equipment leasing contracts and supply contracts under which we have agreed to purchase minimum volumes of goods and services which will offer no economic value to our business as a result of its reduced size. Management expect that the remaining balance will be paid out in fiscal 2004. A charge of £31 million was recorded in fiscal 2002 in respect of these liabilities. No amount was utilized during fiscal 2002.

Employee severance

      As a consequence of the objective to reduce the annual operating cost base, the Company recorded a charge of £128 million during fiscal 2003 associated with redundancy payments for approximately 7,500 employees. Management expects that the remaining balance will be paid out in fiscal 2004. In fiscal 2002, the Company recorded a charge of £237 million to reflect the charges associated with voluntary redundancy payments for approximately 10,000 employees. The Company made cash payments of £207 million in fiscal 2002.

Site rationalization

      The charge of £36 million in respect of site rationalization in fiscal 2003 represents additional costs associated with closing and consolidating various sites around the world as part of the business restructuring. A charge of £40 million was recorded in fiscal 2002. These site closures and consolidations were all commenced prior to December 15, 2002.

Contractual commitments and other restructuring

      During fiscal 2002 a charge of £46 million was recorded in respect of other costs associated with the restructuring program. Payments of £26 million were made during fiscal 2002 and an additional non-cash charge of £7 million recorded, leaving a balance at March 31, 2002 of £13 million. Of this balance, costs of £10 million have been charged during fiscal 2003 and a balance of £3 million remains at March 31, 2003. Management expects these costs to be paid in fiscal 2004.

Systems implementation

      During fiscal 2002 the Group planned to implement a new global information technology system. In light of the revised trading outlook and the continued focus on cost reduction, the implementation was terminated. The £73 million charge in fiscal 2002 represents £43 million of capitalised external consultancy costs associated with the implementation, £24 million of hardware and software costs expensed, and £6 million of other associated costs of the project. Payments of £49 million were made in fiscal 2002. During fiscal 2003, the Company revised its previous estimate of the overall costs leading to the release of £7 million from the amounts accrued in fiscal 2002. Payments of £17 million were made in fiscal 2003.

Advisor fees

      The charge of £73 million in fiscal 2003 in respect of advisor fees represents charges from the Company’s external advisors with respect to services rendered in fiscal 2003 related to the Financial

Restructuring. Payments of £63 million have been made during fiscal 2003 and a balance of £10 million remains at March 31, 2003. Management expects these costs to be paid in fiscal 2004. Additional amounts of approximately £39 million are expected to be expensed as incurred during fiscal 2004, but prior to the effective date of the financial restructuring.

6.   Goodwill

      When management reviews the operating income performance of the segments described in note 9, Segment and related information disclosures, management uses the U.K. GAAP operating (loss)/profit before goodwill and intangible asset amortization, in process research and development write-offs, U.K. GAAP operating exceptional items, gains and losses on business disposal and the impact of less than 50% owned affiliates. This measure allocated to those segments does not include goodwill amortization charges. A segmental allocation of goodwill is impracticable. Consequently, a segmental analysis has not been provided.

      The changes in the carrying amount of goodwill for the year ended March 31, 2003, are as follows:

		Accumulated
	Cost	amortization	Total
(in millions)	£	£	£

Balance at April 1, 2001	4,691	(960)	3,731
Goodwill acquired	34	—	34
Goodwill disposed of	(135)	57	(78)
Amortization	—	(393)	(393)
Impairment	(2,622)	—	(2,622)
Translation adjustment	(65)	72	7

Balance at April 1, 2002	1,903	(1,224)	679
Goodwill disposed of	(3)	1	(2)
Translation adjustment	(20)	—	(20)

Balance at March 31, 2003	1,880	(1,223)	657

      In accordance with SFAS 142, goodwill is no longer subject to amortization, rather, it is subject to at least an annual assessment of impairment, applying a fair-value based test. The Company completed the SFAS 142 transitional impairment test during the second quarter of the fiscal year and concluded that there was no impairment of recorded goodwill. The assessment measured the amount by which the carrying amounts of the goodwill and intangible assets exceeded the present value of expected future cash flows from operations. Following a similar review in fiscal 2002 goodwill was impaired by £2,622 million. This amount is included in the caption “Impairment of long-lived assets” in the consolidated statement of operations and explained further in note 2, Summary of significant accounting policies. There was no impairment of goodwill in fiscal 2001. Amortization expense for fiscal 2002 and 2001 was £393 million and £605 million respectively.

      A reconciliation of net income and earnings per common share for fiscal 2002 and 2001, as if SFAS 142 had been adopted at the beginning of that year, follows:

	March 31,
	2003	2002	2001
(in millions)	£	£	£

Reported net (loss)/income	(807)	(6,150)	180
Add back amortization of goodwill	—	393	605

Adjusted net (loss)/income	(807)	(5,757)	785

Reported net (loss)/income per common share:
Basic	(0.29)	(2.20)	0.07
Diluted	(0.29)	(2.20)	0.06

Adjusted net (loss)/income per common share:
Basic	(0.29)	(2.06)	0.29
Diluted	(0.29)	(2.06)	0.28

7.   Intangible assets

      Intangible assets subject to amortization, net of impairment of £nil (2002, £1,192) consist of the following:

	March 31,

	2003		2002
		Accumulated		Accumulated
	Cost	amortization	Cost	amortization
(in millions)	£	£	£	£

Core developed technology	360	(267)	360	(225)
Internally generated software	5	(3)	5	(2)
Trademarks	1	—	1	—
Customer lists	6	(1)	6	—

	372	(271)	372	(227)

      There was no impairment of intangible assets for fiscal 2001.

      Amortization of intangibles for fiscal 2003 was £44 million (2002, £43 million and 2001, £42 million). Intangible amortization expense based on March 31, 2003 intangibles for the next five years is expected to be:

(in millions)	£

Fiscal 2004	44
Fiscal 2005	44
Fiscal 2006	12
Fiscal 2007	1
Fiscal 2008	—

8.   Pension plans and other post-retirement plans

Pension plans

      The Company operates a number of defined benefit and defined contribution pension plans on behalf of its employees. The most significant pension plan is the GEC 1972 Plan (the “Plan”), a defined benefit plan for employees in the United Kingdom. The assets of the Plan are held separately from the assets of the Company, are administered by trustees and are managed professionally.

      The benefits offered to a specific employee vary based upon the location of and past business decisions made by a specific business unit, as well as local statutory requirements. Defined benefit pension plans, that generally provide benefits to eligible individuals, after minimum service requirements are met, are based on years of credit service and average earnings of the employee. Defined contribution plans, that provide benefits to eligible employees, are based on the value of contributions paid into the applicable plan adjusted for investment returns.

      The Company funds its defined benefit pension obligations at a level, which meets or exceeds local legal requirements. Funded pension plan assets are primarily invested in equity and debt securities.

      Data with respect to benefit obligations, excluding those related to discontinued operations, is as follows:

	Pension benefits		Pension benefits
	U.K. plans		Overseas plans
	2003	2002	2003	2002
(in millions)	£	£	£	£

Change in benefit obligations:
Benefit obligation at beginning of year	2,393	2,471	215	271
Service cost	26	34	7	4
Interest cost	138	143	14	18
Plan participants’ contributions	6	10	—	—
Actuarial loss/(gain)	64	(91)	24	18
Benefits paid	(183)	(174)	(10)	(12)
Curtailment loss	—	—	3	—
Settlement gain	—	—	(2)	—
Divestitures	—	—	—	(81)
Foreign currency exchange rate changes	—	—	(6)	(3)

Benefit obligations at end of year	2,444	2,393	245	215

Change in plan assets:
Fair value of plan assets at beginning of year	2,372	2,491	178	278
Actual return on plan assets	19	24	(17)	(6)
Employer contributions	23	21	—	—
Plan participants’ contributions	6	10	—	—
Benefits paid	(183)	(174)	(10)	(12)
Divestitures	—	—	—	(79)
Foreign currency exchange rate changes	—	—	(17)	(3)

Fair value of plan assets at end of year	2,237	2,372	134	178

Under funded status	(207)	(21)	(111)	(37)
Unrecognized net actuarial loss	301	118	62	11
Unrecognized net transition obligation	3	6	—	—

Net amount recognized	97	103	(49)	(26)

Amounts recognized in the consolidated balance sheet consist of:
Prepaid benefit cost	—	103	—	38
Accrued benefit liability	(139)	—	(108)	(65)
Accumulated other comprehensive income	236	—	59	1

Net amount recognized	97	103	(49)	(26)

      The actuarial assumptions used to develop the periodic benefit cost and funded status were as follows:

	Pension benefits			Pension benefits
	U.K. plans			Overseas plans
	2003	2002	2001	2003	2002	2001
(in millions)%		%	%	%	%	%

Weighted average assumptions:
Discount rate for pension Expense	5.3	6.0	6.0	6.7	7.5	7.5
Discount rate for year end disclosure	5.3	6.0	6.0	6.0	6.9	7.5
Expected return on plan Assets	5.7	6.0	7.5	8.5	8.5	9.5
Rate of compensation increases	4.5	4.8	5.0	4.4	4.2	5.1
Rate of pension increases	2.5	2.8	3.0	0.5	1.5	2.0

      The table below presents data with respect to net periodic benefit expense/(income) excluding those related to discontinued operations:

	Pension benefits			Pension benefits
	U.K. plans			Overseas plans
	2003	2002	2001	2003	2002	2001
(in millions)	£	£	£	£	£	£

Components of net periodic Benefit Expense/(income):
Service cost	26	34	37	7	4	4
Interest cost	138	143	133	14	18	19
Expected return on plan Assets	(138)	(181)	(179)	(13)	(25)	(32)
Amortization of unrecognized transition liability/(asset)	3	3	3	—	—	(2)
Amortization of prior service Cost	—	—	—	—	1	1
Amortization of actuarial Gains	—	—	—	—	(1)	(4)

Net periodic benefit expense/(income) of defined benefit plans	29	(1)	(6)	8	(3)	(14)
Amounts recognized in respect of discontinued operations	—	—	—	—	9	—
Net curtailment loss	—	—	—	3	—	2

Net periodic benefit expense/(income)	29	(1)	(6)	11	6	(12)

      At March 31, 2003 the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans which have an accumulated benefit obligation in excess of plan assets were £2,689 million, £2,618 million, and £2,371 million respectively (2002, £134 million, £134 million, and £60 million respectively).

Other post-retirement benefits

      At March 31, 2003 no active employees and 1,730 retired employees (2002, 186 and 1,809 respectively) of companies in the United States of America and Canada were entitled to health care benefits after retirement.

      All of the other post retirement plans are unfunded. The benefit cost charges and provisions for the liability are as follows:

	Post retirement
	benefits
	March 31,
	2003	2002
(in millions)	£	£

Change in benefit obligations:
Benefit obligations at beginning of year	38	40
Service cost	—	1
Interest cost	2	3
Plan amendments	(1)	(1)
Actuarial loss	3	4
Business acquired	—	(5)
Curtailment gain	(5)	—
Benefits paid	(4)	(4)
Foreign currency exchange rate changes	(4)	—

Benefit obligations at end of year	29	38
Funded status	(29)	(38)
Unrecognized net actuarial gain	(9)	(12)
Unrecognized prior service cost	(3)	(5)

Net accrued benefit cost	(41)	(55)

      Data with respect to net periodic benefit cost is as follows:

	Post retirement
	benefits
	March 31,
	2003	2002	2001
(in millions)	£	£	£

Components of net periodic benefit (income)/expense:
Service cost	—	1	1
Interest cost	2	3	2
Amortization of net gain	(1)	(1)	(1)
Net curtailment gain	(5)	—	—

Net periodic benefit (income)/expense of other post-retirement plans	(4)	3	2

      Different assumptions were made in relation to the cost of retiree health care benefits. For the majority of plans, the assumptions were as follows:

      In fiscal 2003, an annual rate of increase per capita in the cost of retiree health care benefits of 12% for 2003 (decreasing gradually over the following years to 6% in 2012) was assumed for all employees and retirees. The annual rate of increase in the cost of prescription drugs of 15% in 2003 (decreasing gradually over the following years to 6% in 2012) was assumed for all employees and retirees. In fiscal 2002, the annual rate of increase per capita in the cost of retiree healthcare benefits (including prescription drugs) for employees under age 65 was assumed to be 6% and for retirees over 65 was assumed to be 7.5% for 2002 (decreasing over the following years to 5% in 2005). In fiscal 2001, the rate for employees under the age of 65 was assumed to be 7% and for retirees over 65 was assumed to be 9% for 2001 (decreasing over the following years to 5% in 2005).

      An increase of one percentage point in such assumed rates would have increased the benefit obligation at March 31, 2003 by approximately £2 million and the service and interest cost components of the net periodic benefit cost for the year then ended by approximately £nil and £nil respectively. A decrease of one percentage point in such assumed rates would have decreased the benefit obligation at March 31, 2003 by approximately £2 million and the service and interest cost components of the net periodic benefit cost for the year then ended by approximately £nil and £nil respectively.

Defined contribution plans

      The U.S. subsidiaries of the Company operate 401(k) plans for eligible employees who contribute a percentage of their pre-tax compensation with the Company matching these contributions up to prescribed limits. For fiscal 2003, the matching contributions were £7 million (2002, £14 million and 2001, £5 million).

9.   Segment and related information disclosures

      The Company’s reportable segments have been determined based upon the nature of the products and services offered to its customers, are managed separately and are comprised of the following:

•	The Network Equipment segment develops, manufactures, sells and supports optical networks, transmission systems and network management software for customers in the carrier network market. It also provides to customers in the carrier network market a broad range of access products. In addition, it supplies customers in both the carrier and the enterprise network markets a broad range of high-performance, high-capacity broadband switches, which select paths for sending large amounts of voice and data traffic through a network.

•	The Network Services segment provides a broad range of support services to the communications industry worldwide tailored to suit customers’ needs. It supports both the Company’s products and those of other network equipment manufacturers.

•	The Other segment contains the Company’s other investments and businesses not included in other segments.

      Management refers to Network Equipment and Network Services in aggregate as the Core division and Other as the Capital division.

Discontinued segments

      During fiscal 2002, the Company disposed of both its Data Systems and Medical Systems businesses, and on August 2, 2002, the Company announced the disposal of its strategic communications business, a significant portion of the Mobile segment. Effective March 31, 2002, these segments were classified as discontinued operations as described further in note 12, Discontinued operations.

•	The Mobile Communications segment designed, developed, and integrated communications and information technologies into wireless communications systems for professional and military uses.

•	The Data Systems segment provided a broad range of marking and imaging equipment used in the identification, distribution, and tracking of food products, goods and printed matter.

•	The Medical Systems segment manufactured and designed medical imaging equipment for both diagnostic and therapeutic uses.

Segmental performance

      Revenues and operating profits are measured on a segmental basis in accordance with U.K. GAAP. The principal measurement differences between U.K. GAAP and U.S. GAAP as related to the information reported on a segmental basis are the result of differences in the accounting for pensions and post-retirement benefits, reorganization costs, goodwill and employee share options.

      Capital employed is also reported under U.K. GAAP. It is not practicable to identify the total capital employed of network equipment and network services separately as the same assets are, generally, used to generate sales in each of these segments. The operating results of these segments are separately reportable.

      Management uses the U.K. GAAP operating (loss)/profit before goodwill and intangible asset amortization, in-process research and development write-offs, U.K. GAAP exceptional items, gains and losses on business disposals and the impact of 50% or less owned affiliates as its measure of segment profitability. In the tables below, this measure is referred to as segment operating (loss)/profit.

      The following tables present the Company’s revenues, operating (loss)/income before exceptional items, goodwill amortization and other items, and other financial data from the Company’s reportable segments presented in accordance with U.K. GAAP and then reconciled to U.S. GAAP financial information consolidated totals:

Analysis of reportable segments (U.K. GAAP)

		Segment
As of and for the year ended		operating	Capital
March 31, 2003	Revenues	(loss)/profit	employed(3)
(in millions)	£	£	£

Network equipment	1,131	(259)
			220
Network services	743	52
Capital (net of intra segment revenue of £7)	40	(107)	(27)
Discontinued(1)	88	(2)	—

Segment total — U.K. GAAP	2,002	(316)	193

		Segment
As of and for the year ended		operating	Capital
March 31, 2002	Revenues	(loss)/profit	employed(3)
(in millions)	£	£	£

Network equipment	1,804	(464)
			607
Network services	969	35
Capital (net of intra segment revenue of £32)	390	(138)	122
Discontinued(1)	1,404	104	196

Segment total — U.K. GAAP	4,567	(463)	925

		Segment
As of and for the year ended		operating	Capital
March 31, 2001(2)	Revenues	profit	employed(3)
(in millions)	£	£	£

Network equipment	3,359	442
			1,977
Network services	1,016	102
Capital (net of intra segment revenue of £55)	540	(14)	42
Discontinued(1)	2,027	224	623

Segment total — U.K. GAAP	6,942	754	2,642

(1)	For fiscal 2003 the discontinued operations relates to mobile and for fiscal 2002 and 2001, the discontinued operations is related to data systems, medical systems and mobile.

(2)	For fiscal 2001 the segmental data has been restated for the effects of Financial Reporting Standard 17, Retirement Benefits issued by the U.K. Accounting Standards Board.

(3)	Included in capital employed are the following: property, plant and equipment, inventory, accounts receivable, prepaid expense and other current assets, other non-current assets, accounts payable, accrued liabilities, non-current liabilities, and other liabilities.

Analysis of revenue by product (U.K. GAAP)

	2003	2002	2001
	£	£	£

Network Equipment:
Optical Networks	439	737	1,408
BBRS	142	209	427
European Access(1)	258	361
North American Access(1)	95	121	1,524
Outside Plant & Power(1)	140	247
Other Network Equipment(1)	57	129

Total	1,131	1,804	3,359
Network Services:
IC&M	370	528	656
VAS	373	441	360

Total	743	969	1,016

Total Network Equipment and Network Services revenues	1,874	2,773	4,375
Total capital revenue	40	390	540
Total discontinued	88	1,404	2,027

Total revenues	2,002	4,567	6,942

(1)	In fiscal 2003, we realigned our Network Equipment businesses. As a result, comparative information for certain businesses is not available for fiscal 2001.

Reconciliation of U.K. GAAP segmental information to U.S. GAAP

Revenue

	2003	2002	2001
(in millions)	£	£	£

Revenue in accordance with U.K. GAAP	2,002	4,567	6,942
Discontinued operations:
data systems	—	(175)	(239)
Medical	—	(584)	(1,112)
Mobile	(106)	(355)	(331)
Joint ventures	—	(257)	(289)
Long-term contract adjustment	—	50	(50)

Revenue in accordance with U.S. GAAP	1,896	3,246	4,921

Operating (loss)/income

	2003	2002	2001
(in millions)	£	£	£

Segmental operating (loss)/profit per U.K. GAAP	(316)	(463)	754
Amortization expense	(104)	(433)	(673)
Share of associates operating (loss)/profit	(89)	(181)	8
Operating exceptional items	(358)	(5,216)	(32)

U.K. GAAP operating (loss)/profit	(867)	(6,293)	57
Joint ventures and associates operating loss/(profit)	129	178	(28)
U.K. GAAP non-operating exceptional items included in U.S GAAP operating income	—	36	39
U.K. GAAP operating loss/(income) of discontinued operations	70	35	(129)
U.S. GAAP adjustments:
Share option plans	(14)	(31)	9
Long-term contract adjustment	—	30	(30)
Pension and other post-retirement benefits	11	30	69
Goodwill and intangible asset amortization and impairment Charges	37	(298)	(42)
Gain/(loss) on sale of businesses	5	(68)	—
Restructuring costs	18	(10)	—
Other	3	(1)	3

U.S. GAAP operating loss	(608)	(6,392)	(52)
(Loss)/gain on investments, net	(45)	89	461
Other income	34	—	—
Interest income	45	40	44
Interest expense	(329)	(272)	(195)

U.S. GAAP (loss)/income from continuing operations before income taxes, minority interests, cumulative effects of changes in accounting principles and extraordinary gain	(903)	(6,535)	258

Capital employed/ total assets

	2003	2002
(in millions)	£	£

Total U.K. GAAP segment capital employed	193	925
Capital employed of fixed asset investments	47	197
Corporate capital employed not allocated to segments:
Goodwill	597	877
Net amount due from related parties	21	17
Tax	(137)	(290)
Net interest bearing assets and liabilities	(2,780)	(1,007)
Net assets of non trading entities	227	268

U.K. GAAP capital employed	(1,832)	987
U.S. GAAP adjustments:
Provisions for restructuring not included in U.K. GAAP capital employed	(355)	(306)
Discontinued operations	—	129
Goodwill and intangible asset amortization and impairment Charges	161	94
Derivatives	(68)	(23)
Pensions and other post-retirement benefits	(9)	(206)
Other	(10)	(23)

	(2,113)	652
Add back credit balances included in capital employed:
Accounts payable	163	326
Accrued expenses and other current liabilities	1,048	1,568
Net liabilities of discontinued operations	12	—
Current portion of long term debt	1,806	41
Short-term debt	2,195	2,338

Total U.S. GAAP assets	3,111	4,925

U.K. — U.S. GAAP adjustments

      The following describes the significant U.K. GAAP to U.S. GAAP adjustments as they relate to segment information.

•	Joint venture revenues

      As required under U.K. GAAP, the segment revenue total includes the Company’s share of revenues earned by joint ventures. Accordingly, the Company’s share of joint ventures revenue is deducted in reconciling from revenue as reported under U.K. GAAP to the revenue recorded in the U.S. GAAP consolidated financial statements.

•	U.K. GAAP operating exceptional items

      Under U.K. GAAP, amounts included within operating profit may be separately disclosed if they are unusual in size or nature and are not expected to recur. These items are referred to as operating exceptional items. There is no equivalent term or treatment in U.S. GAAP and the items are included in an appropriate line item in arriving at operating (loss)/profit.

      For fiscal 2003 and 2002, the operating exceptional items have been classified under business restructuring charges, direct costs and long-lived asset impairments in the consolidated statement of operations due to the nature of the balances. For fiscal 2001, these items were included in and relate to selling, general and administrative expenses within the consolidated statement of operations.

•	Discontinued operations

      U.K. GAAP requires disclosure as discontinued operations any businesses ceased or disposed of before the earlier of three months after the balance sheet date and the approval date of the financial statements. Under U.S. GAAP, discontinued operations also include those operations where management has committed to a formal plan of disposal by the balance sheet date. Under U.S. GAAP, the results of the Mobile Communications, Medical Systems, Data Systems and MES businesses have been presented as discontinued operations for all years reported.

•	Share option plans

      Under both U.K. GAAP and U.S. GAAP, share option plans give rise to compensation expense when specified criteria are met. The measurement date and calculation of expense can be different, giving rise to GAAP adjustments to compensation expense, accrued liabilities, and additional paid-in capital as well as goodwill and amortization if such options are issued in connection with a business combination.

•	Long-term contract adjustment

      An agreement existed for the sale of equipment, which has been installed and accepted by the customer. Under U.K. GAAP, these types of arrangements qualify for long-term contract accounting with revenue recorded based on work performed under the contract. U.S. GAAP does not permit revenue recognition in those instances where specific criteria have not yet occurred, and where the obligation for the customer to pay has not yet fallen due. Accordingly, adjustments arise due to the timing differences for recognition under U.K. and U.S. GAAP. At March 31, 2003 and 2002, there were no cumulative differences in revenue recognized between U.K. and U.S. GAAP.

•	Pension and other post-retirement benefits

      Under both U.K. GAAP and U.S. GAAP pension costs are provided for so as to provide for future pension liabilities. However, there are differences in the prescribed methods of valuation, which give rise to GAAP adjustments to the pension cost and obligation or prepayment. Furthermore, under U.K. GAAP the notional interest cost associated with the pension and post-retirement benefit obligation is classified as interest expense, whereas under U.S. GAAP it is classified with employee costs.

•	Goodwill and intangible asset amortization and impairment charges

      Under both U.K. and U.S. GAAP, the purchase price of a transaction accounted for as an acquisition is based on the fair value of the consideration. Differences in the carrying value of goodwill arise as the result of U.S. GAAP differences in the net assets acquired, such as the treatment of share options issued for acquisitions and deferred taxes. Such differences in the calculation of goodwill resulted in differences in amortization expense. Also, effective April 1, 2002, goodwill is no longer amortized under U.S. GAAP but continues to be amortised for U.K. GAAP. Differences in the impairment loss recognized arise as a result of the differences in the carrying value of the underlying goodwill and net assets under U.K. GAAP and U.S. GAAP.

•	Gain/(loss) on sale of businesses

      Differences in the gain or loss on the sale of a business arise as a result of the differences in the carrying value of the underlying net assets under U.K. GAAP and U.S. GAAP.

•	Restructuring costs

      Under U.K. GAAP, provisions are recognized when the Company has a present obligation as a result of a past event, when it is probable that a transfer of economic benefits will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation. Under U.S. GAAP, a number of specific criteria must be met before restructuring costs can be recognized as an expense. Among these criteria is the requirement that all significant actions arising from the restructuring plan and their completion dates must be identified by the balance sheet date, and employees must be notified in order for termination benefits to be accrued. Accordingly, adjustments arise due to the timing differences for recognition under U.K. and U.S. GAAP.

•	Derivatives

      Under U.S. GAAP, the carrying amount of certain hedged items are adjusted for gains or losses attributable to the hedged risk. This unrealized gain is offset by changes in the fair value of the derivative. Additionally, on the sale or early termination of the hedged items, gains and losses are immediately reclassified to other (income)/expense. Under U.K. GAAP, these gains and losses are amortized until the date of termination.

Major customers

      At March 31, 2003, the Company had one customer that accounted for 17% (2002, 12% and 2001, 17%) of revenue.

Revenue by geography (U.S. GAAP)

      Revenue to unaffiliated customers by geographic region is as follows:

	Year ended March 31,
	2003	2002	2001
(in millions)	£	£	£

Revenue by territory of destination:
United Kingdom	500	837	1,418
Italy	156	201	197
Other	512	757	1,170

Total Europe, Middle East, Africa (EMEA)	1,168	1,795	2,785

United States	519	1,064	1,560
Central and Latin America (CALA)	62	118	229
Other	15	39	16

Total the Americas	596	1,221	1,805

Asia Pacific (APAC)	132	230	331

Total external revenue	1,896	3,246	4,921

	Year ended March 31,
	2003	2002	2001
(in millions)	£	£	£

Revenue by territory of origin:
United Kingdom	692	1,058	1,918
Italy	230	299	401
Other	219	449	666

Total Europe, Middle East, Africa (EMEA)	1,141	1,806	2,985

United States	534	1,009	1,500
Central and Latin America (CALA)	57	188	174
Other	18	42	48

Total the Americas	609	1,239	1,722

Asia Pacific (APAC)	146	201	214

Total external revenue	1,896	3,246	4,921

      No other individual country contributed more than 10% of revenue in any of the years reported.

Revenue by product (U.S. GAAP)

      Revenue by product is as follows:

	Year ended March 31,
	2003	2002	2001
(in millions)	£	£	£

Optical networks	439	787	1,358
Access systems	493	729	1,372
Broadband routing and switching	142	209	427
Other network equipment	57	87	111

Network Equipment	1,131	1,812	3,268

Value-added services	373	441	360
Installation, commissioning and maintenance	370	528	656

Network Services	743	969	1,016

Total Core revenues	1,874	2,781	4,284
Capital businesses	22	465	637

Total external revenue	1,896	3,246	4,921

Long-lived assets

      Within capital employed, the balance sheet measure reviewed by the chief operating decision maker, the only long-lived assets included are property, plant and equipment and other non-current assets.

      Expenditure by sector on property, plant and equipment is as follows:

	Year ended March 31,
	2003	2002	2001
(in millions)	£	£	£

Network Equipment
	34	168	283
Network Services
Capital	1	159	236

Total	35	327	519
Discontinued operations	8	35	68

Total	43	362	587

      The geographical split of property, plant and equipment and goodwill and intangibles is as follows:

	Year ended March 31,
	2003	2002	2001
(in millions)	£	£	£

United Kingdom	567	638	1,192
United States	249	354	4,668
Italy	48	59	68
Other	157	251	333

Total	1,021	1,302	6,261

      Long-lived assets within other countries are not individually material for any fiscal year presented.

10. Commitments and contingencies

Legal proceedings

      The Company is not and have not been engaged in, nor, have pending, any legal or arbitration proceedings which may have or have had in the recent past, including at least the 12 months immediately preceding the date of these consolidated financial statements, a significant effect on the financial position as a whole, except as set out below. Where a liquidated sum is claimed, a de minimis figure has been applied in determining which claims may have a significant effect. The figures given are the full amounts claimed by the claimants in each case, which may be much greater than the amounts the claimants realistically believe they can recover. The Company intends to defend claims vigorously. While the Company believes there are meritorious defenses, the duration and outcome of the litigation are not predictable at this point.

Claims against us or group companies

      The following represents the largest outstanding claims made against the group:

•	Marconi Corporation, FORE Systems Inc., or FORE Systems, and 13 persons who were then directors and/or senior executives of FORE Systems are defendants in a consolidated class action lawsuit filed in the United States District Court for the Western District of Pennsylvania on behalf of the public shareholders of FORE Systems, other than defendants and their respective affiliates. The action alleges that Marconi Corporation violated federal securities law in relation to Marconi Corporation’s tender offer for FORE Systems’ shares, FORE Systems’ grant of share options to certain of the individual defendants and the treatment afforded the individual defendants’ share options in that tender offer and in the merger agreement between Marconi Corporation and FORE Systems. Millionerrors Investment Club is the representative of the named plaintiff class. The Complaint seeks unspecified damages, counsel and expert fees, other costs of the claim and other unspecified relief. Plaintiffs lawyers have stated that their damage claims would total $450 million. On August 21, 2002 the District Court granted summary judgment in favor of defendants on all claims. On September 23, 2002, the plaintiffs filed a notice of appeal. The appeal has been stayed and the case remanded to the district court to consider a settlement agreement reached among the parties. The settlement is subject to court approval.

•	FORE Systems, together with six of its former directors and officers, are defendants in a consolidated class action lawsuit filed in the United States District Court for the Western District of Pennsylvania on behalf of a class of persons, other than defendants and their respective affiliates, who purchased FORE Systems securities during the period July 19, 1996 to April 1, 1997, inclusive. Robert K. Bell is the first named plaintiff class representative. The plaintiffs allege that, during this period, FORE Systems misrepresented material facts relating to its results of operations, competitive position and future prospects and concealed its alleged deterioration, declining growth and inability to compete successfully until the April 1, 1997 preliminary release of FORE Systems’ projected results of operations for fiscal 1997. The plaintiffs also allege that FORE Systems’ financial statements for the quarters ended June 30, September 30 and December 31, 1996 improperly recognized revenues on sales to certain customers. These alleged misrepresentations are said to constitute violations of the anti-fraud provisions of Section 10(b) of the U.S. Securities Exchange Act of 1934 and, as to the individual defendants, of Section 20(a) of the U.S. Securities Exchange Act of 1934. The plaintiffs’ consolidated complaint seeks unspecified damages, counsel and expert fees and other costs of suit and other unspecified relief. The defendants have denied all allegations of wrongdoing. Discovery has concluded, and both plaintiffs and defendants have filed their respective pre-trial statements. The plaintiffs’ damages expert had initially estimated damages at $792 million, then $865 million and then $724 million. By order dated August 2, 2002, the court granted the defendants’ motion in limine to exclude testimony from the plaintiffs’ damages expert. At the same time, the court denied a motion to exclude testimony from the plaintiffs’ liability expert and discussed a proofs of claim procedure which, if liability were found, would follow a liability trial. The court also certified the damages issue for an interlocutory appeal to the U.S. Court of Appeals for the Third Circuit. The plaintiffs did not appeal the court’s decision. The parties have agreed to a settlement, which, if concluded, will result in the Marconi group not making any payment to the plaintiff class. The settlement is currently being documented and then will be subject to court approval, which will take several months.

•	FORE Systems is a defendant in a lawsuit filed by Bell Communications Research, Inc., now known as Telcordia Technologies Inc., or Telcordia, on October 14, 1998 in the United States District Court for the District of Delaware. Upon filing the case, Telcordia, a patent holder, alleged that FORE Systems infringed four patents owned by Telcordia, and sought unspecified damages for past infringement and an injunction against future infringement. FORE Systems denied infringement and asserted the affirmative defenses of invalidity, unenforceability, laches, equitable estoppel, implied license, misuse and unclean hands. In addition, FORE Systems counterclaimed for a declaratory judgment on non-infringement, invalidity, unenforceability, laches, equitable estoppel, implied license, misuse and unclean hands and asserted affirmative claims seeking damages for reformation of contract based on fraud, breach of the covenant of good faith and fair dealing, negligent misrepresentation and common law unfair business practices and competition. Prior to trial, Telcordia dismissed with prejudice its claims for infringement of two of the four asserted patents, and FORE Systems dismissed with prejudice its counterclaims for reformation of contract based on fraud, breach of the covenant of good faith and fair dealing, negligent misrepresentation and common law unfair business practices and competition. Discovery in this case has closed.

Telcordia maintained its claims for infringement on the remaining two patents. The district court conducted a claim construction hearing in late August 2000 and subsequently entered an order construing the claims of the two remaining patents in suit. Telcordia, taking the position that it could not, given the court’s patent claim construction, prevail on its claims of infringement at trial, moved the district court to enter an order finding that FORE Systems had not infringed the two remaining patents in suit so that the case would be procedurally postured for appeal. FORE Systems subsequently moved the district court to require that Telcordia identify which of the construed patent claim elements it contended were in error and precluded Telcordia from proving infringement. Telcordia identified some claim elements, and, on September 21, 2001, the district court entered a final judgment of non-infringement on the two remaining patents.

Telcordia filed notice of appeal on October 19, 2001, and filed its opening brief on March 18, 2002. FORE Systems’ opening brief was filed on May 28, 2002. Telcordia filed its reply on July 23, 2002, and FORE filed its reply on August 9, 2002. Oral argument in the appeal took place on February 3, 2003. In its decision, announced on March 27, 2003, the U.S. Court of Appeals for the Federal Circuit unanimously affirmed the district court’s judgment on one of the two patents, and on the other patent, by a majority decision, remanded the case back to district court for further proceedings.

•	FORE Systems is a defendant in a second lawsuit filed by Telcordia, a patent holder, on June 8, 1999 in the United States District Court for the District of Delaware. Telcordia’s second lawsuit alleges that FORE Systems has infringed two additional Telcordia patents. FORE Systems has denied infringement and asserted the affirmative defenses of invalidity, unenforceability, laches, equitable estoppel, implied license, misuse and unclean hands. In addition, FORE Systems has counterclaimed for a declaratory judgment on the issues of non-infringement, invalidity and unenforceability. FORE Systems has also asserted a counterclaim seeking damages for Telcordia’s infringement of a FORE Systems patent. The case was scheduled for trial in November 2000. However, all proceedings have been stayed pending the outcome of the proceedings in the first lawsuit described above, and discovery in this second case has not yet been completed.

•	Systems Management Specialists, Inc., or SMS, is a defendant in a demand for arbitration brought by Esprit de Corp, or Esprit, in April 2002. This action relates to two outsourcing agreements entered into by Esprit and SMS in 1995 and 1999 (the Agreements); Esprit alleges that SMS breached its obligations under the Agreements and is seeking damages in range of U.S. $8.8 - $18.2 million. The pleadings portion and discovery phase between SMS and Esprit have commenced. The arbitration hearing will be conducted in Los Angeles, California, U.S.A. Initially, the parties had agreed to conduct the arbitration hearing during a two week period in May, 2003, with discovery and briefing to take place before that time. However, this has been delayed and the hearing is now scheduled to commence on October 13, 2003.

Marconi plc was originally a party to the arbitration demand under a legal theory alleging that SMS and Marconi plc are alter egos of one another. Esprit released Marconi plc from its original arbitration demand, but then named Marconi plc in a federal court proceeding. In response, Marconi plc moved to stay the federal court proceeding until after the arbitration between SMS and Esprit has concluded. The Court granted Marconi plc’s motion to stay, and, therefore, Esprit will be permitted to proceed on its claims against Marconi plc only after the arbitration between SMS and Esprit is completed, and only to the extent Esprit prevails on any of its claims in the arbitration against SMS.

On September 17, 2003, the parties agreed to settle the above proceedings for a payment by SMS to Esprit in the amount of U.S. $710,000.00. The parties are in the process of drafting settlement documentation.

•	Marconi Corporation plc and Marconi Commerce Systems Inc., or MCSI, are defendants in an action brought by a former employee, Larry Anthony Gillus, or Gillus. The complaint is that Gillus suffered racial discrimination and subsequent retaliatory action whilst employed by Gilbarco, subsequently known as MCSI, which has now been sold to subsidiaries of Danaher Corporation plc. A second claim has been brought against Marconi plc and MCSI for retaliation and intentional infliction of emotional distress alleged to have occurred after he brought the original action. Additionally, on September 10, 2003, the Court granted plaintiff’s motion to add a breach of employment contract claim and injunctive relief. Gillus’ counsel has in the past stated that he is seeking a total of $19 million in respect of both claims. Potential liabilities in respect of the claim against Marconi Corporation and Marconi plc were compromised pursuant to its restructuring.

•	Marconi Corporation, Marconi plc, Marconi Inc. and Marconi Data Systems Inc. are defendants in an action brought by a former employee, Thomas Edeus, or Edeus. The complaint asserts three causes of action; firstly that Edeus was unlawfully deprived of benefits to which he was entitled under Marconi Data Systems Inc’s United States severance plan; secondly for failure to provide Edeus with a summary plan description relating to the severance plan; and thirdly for age discrimination in employment. The plaintiff has purported to have made out claims in various specified amounts totaling over $901,000, some of which may be in the alternative, and also unspecified punitive damages, liquidated damages and front and back pay, making the impact of this claim on us and the former group difficult to assess. An answer and affirmative defenses have been filed on behalf of all defendants. On June 5, 2003, the court entered an order providing as follows: “Plaintiff having advised the court that one or more defendants’ [sic] are in Bankruptcy, this action is placed on the court’s suspense calendar pending disposition of the bankruptcy case. Plaintiff is directed to file and notice for hearing a motion to reinstate upon disposition of the bankruptcy proceedings.” Potential liabilities in respect of the claim against Marconi Corporation and Marconi plc were compromised pursuant to our restructuring.

•	On October 4, 2000, Alcatel SA and Alcatel CIT, or Alcatel, both French companies, filed a claim against Marconi plc, Marconi Communications Limited and Marconi Communications SpA alleging infringement of two patents held by Alcatel group companies. Alcatel and Marconi Corporation entered into a mutual patent cross license agreement effective April 1, 2002 in respect of both companies’ patent portfolios which calls for a series of payments by Marconi plc. [The amount of these payments has no significant effect on the financial position or profitability of us and the former group.] This settled all claims brought by Alcatel. The cross license applies to patents and patent applications of Marconi plc and Alcatel filed prior to April 1, 2002. The cross license expires on March 31, 2009.

•	Stringfellow and Plessey Precision Metals are defendants in an action brought in the Superior Court of California in May 1998. A toxic tort claim was filed by several thousand residents of Riverside County who live adjacent to the Stringfellow Acid Pits Waste Disposal Site. There are currently several hundred plaintiffs. The claim is still in its early stages and therefore, no estimate of Plessey’s potential liability is currently available. Plessey was a minor generator of hazardous materials on the site compared to others involved, however. A case management order was entered into in early 2001 and the case is still in the early discovery stage. The defendants are seeking dismissal on grounds of statutes of limitation.

•	Inglis Limited and English Electric Company Limited, or English Electric are defendants in an action brought by Manitoba Hydro. In the early 1960s, Manitoba Hydro contracted with Inglis Limited to design and manufacture, amongst other equipment, three turbines for the hydro electric plant at Grand Rapids in the United States. Inglis Limited worked closely with English Electric, who prepared certain aspects of the turbine design. One of the turbines exploded in March 1992. Manitoba Hydro is suing Inglis Limited for negligence and breach of contract in the design and manufacture of the turbines, and English Electric for negligence in relation to the design. In June 1998 Manitoba Hydro were granted leave to commence an action against English Electric and Inglis Limited and proceedings are progressing, the documentary disclosure phase having been largely completed and examination for discovery of witnesses being partly undertaken. Manitoba Hydro has pleaded, in broad terms, around 35 million Canadian dollars, approximately £14 million. This sum is exclusive of interest which could approximately double this figure as the explosion took place 10 years ago. This amount assumes 100% liability on the part of English Electric, which is denied.

•	Datang Telecom Technology Co. Ltd, Optical Communication Branch, or Datang, has indicated that it may bring a claim against Chengdu Marconi Communications Ltd, or Chengdu. On August 24,

2000 Chengdu Marconi Communications Ltd entered into an Original Equipment Manufacture agreement with Datang. Datang has approximately U.S.$5.2 million on account payable to Chengdu Marconi Communications Ltd but has not paid as it claims that it has been unable to sell U.S.$7 to 9 million of products purchased from Chengdu Marconi Communications Ltd due to their quality. Datang has indicated that it will not pay the outstanding sums and may bring court proceedings against Chengdu Marconi Communications Ltd in China. The value of such a claim might be in the region of U.S.$7 to 9 million, the value of the products that Datang claims it has been unable to sell, but could potentially be for U.S.$18 million, the value of the entire contract.

•	On March 26, 2002 Railtrack Telecom Services Limited, or RTSL, now known as RT Group Telecom Services Limited, a joint venture partner, served a claim against Marconi Corporation in respect of its failure to pay in February 2002 an amount of £20 million plus daily interest in an amount of £3,287 in respect of the purported exercise by RTSL of a contractual option to put 1,324,054 ordinary shares in Easynet Group plc on to Marconi Corporation. Marconi Corporation had, prior to receipt of the claim, indicated its intention to claim or counterclaim against RTSL in respect of its acts, omissions, misrepresentations and breaches of its obligations to Marconi Corporation arising out of or in respect of certain agreements and transactions relating to ipsaris Limited and Ultramast Limited, a joint venture company in which RTSL and Marconi Corporation each held 50% of the shares. Marconi Corporation then raised its counterclaims as a complete defense and advised RTSL that the amount of Marconi Corporation’s claims against RTSL was greater than the claim that RTSL had brought against Marconi Corporation. RTSL applied for a summary judgment hearing which took place on July 15, 2002, on the grounds that Marconi Corporation’s claims had no real prospect of success. The court did not grant summary judgment in favor of RTSL, recognizing that Marconi Corporation might have a valid counterclaim which could be set off against amounts due under the option. However, the court did order that Marconi Corporation pay the disputed £20 million plus interest into court, reflecting the court’s concerns about whether the counterclaim by Marconi Corporation would ultimately succeed and also the fact that RTSL was entitled to put the Easynet Group Plc shares on Marconi Corporation, and that it would be unfair for Marconi Corporation to acquire the shares without making any payment. Marconi Corporation paid the required sum into court. A settlement of all outstanding litigation was reached with RTSL, subject to court approval of a capital reduction in Ultramast Limited. The court approved the capital reduction on February 21, 2003.

•	Marconi Communications Limited, or MCL has settled claims which were brought by Alstom Transport Limited, or Alstom, a sub-contractor, in an arbitration brought under International Chamber of Commerce rules in respect of a sub-contract that Alstom entered into with MCL on May 26, 1995 for the supply of certain communications equipment and systems for installation on the Northern Line of London’s underground system. Alstom requested the arbitration on May 25, 2001. MCL submitted a full defense. Certain preliminary matters were heard and an initial hearing into the substance of the claim took place. In a related action, Alstom Transport Ltd and three other Alstom subsidiaries issued proceedings in the English courts in September 2001 in relation to alleged misrepresentations or breach of warranties made by MCL as to the costs of operating the communications equipment and systems to be installed pursuant to this sub-contract. Settlement was reached in relation to both these claims on December 20, 2002. MCL will provide further products and services to Alstom pursuant to a revised supply contract and a new maintenance contract was entered into as of January 6, 2003. Marconi Corporation’s obligations pursuant to these new contracts are guaranteed by Marconi Communications Holdings Limited and are the subject of collateralized performance bonds to a value of £2.5 million and £1 million respectively for the supply and maintenance contracts. The arbitration has also been discontinued.

•	Marconi Corporation was the defendant in an action brought by DrKW Finance Ltd, or DrKW which has now been settled. The claim was for £12,289,860.15 plus interest due or scheduled to become due under a payment plan agreement between Oracle Corporation U.K. Ltd, or Oracle, and Marconi Corporation. Oracle assigned the relevant agreement, a software licensing agreement, to DrKW. On

October 11, 2002 DrKW obtained summary judgment for the full amount claimed plus interest. On the same day Marconi Corporation agreed a settlement of the claim with DrKW and DrKW agreed not to enforce the judgment. Marconi Corporation has complied with its settlement obligations and has no further liability in respect of this claim.

•	There is an outstanding tax dispute between the Indian tax authorities and Marconi Corporation, English Electric and Associated Electrical Industries Limited, or AEI. In 1989/90, as part of the reorganization of the Marconi group’s European operations, Marconi Corporation, English Electric and AEI transferred their shareholdings in The General Electric Company of India Limited, or GEC India, The English Electric Company of India Limited, or EE India, and GEC Power Engineering Services of India Limited, or GEP India, to a Dutch company, GEC Alsthom NV, or Alsthom. The Indian tax authorities claim that this transfer gives rise to an Indian capital gains tax charge for each of Marconi Corporation, English Electric and AEI, although this is one of the issues in dispute. An advance Indian capital gains tax payment had to be made before the Indian authorities would issue a no-objection certificate, which was required before the transfer could proceed. This advance payment was based on the value of GEC India, EE India and GEP India at the date of the no-objection certificate. The Indian tax authorities have, however, assessed Marconi Corporation, English Electric and AEI to tax on the basis of the value of GEC India, EE India and GEP India at the date of the actual transfer, which could give rise to a tax liability of up to £11 million, of which £3 million relates to Marconi Corporation. Marconi Corporation, English Electric and AEI are disputing this liability and the basis of valuation in the Indian courts and in pursuance of interim orders of the Indian Court have deposited £2.686 million with the Indian tax authorities.

•	Marconi plc and four of its former officers are defendants in a consolidated class action lawsuit pending in the United States District Court for the Western District of Pennsylvania brought on behalf of a putative class of all persons, other than defendants and their respective affiliates, who purchased American depository receipts or are United States residents and purchased common stock of Marconi plc between April 10, 2001 and July 5, 2001, inclusive. Plaintiffs allege that, during this period, Marconi plc and the individual defendants falsely reassured investors that Marconi’s revenues would rise during the year and that its geographic and business mix left it relatively immune to the economic downturn affecting its competitors. Plaintiffs further allege that on July 4, 2001 defendants belatedly disclosed that tougher trading conditions in the quarter ended June 30, 2001 indicated that Marconi plc’s sales and operating profits for fiscal 2002 would fall significantly from the levels previously estimated. Defendants’ alleged misrepresentations are said to violate the anti-fraud provisions of Section 10(b) of the U.S. Securities Exchange Act of 1934 and, as to the individual defendants, Section 20(a) of the U.S. Securities Exchange Act of 1934. Plaintiffs seek class certification, an award of unspecified damages, counsel and expert fees and other costs of suit and other unspecified relief. All defendants filed a motion to dismiss the lawsuit, which by opinion and order dated September 18, 2002, was granted in part and denied in part. The Court ruled that it had no jurisdiction over claims of holders of Marconi ordinary shares not residents of the United States, but does have jurisdiction over claims of American resident owners of ordinary shares and owners of ADRs. The parties have agreed to a settlement, which, if concluded, would result in Marconi plc and/or the Marconi group not making a payment to the claimants. The settlement agreement has been signed and submitted to the court for approval, which will take several months.

•	Marconi plc was the defendant in an action commenced by Salomon Brothers International Limited, or SBIL, for £15.9 million, plus interest and costs. The claim was related to a guarantee granted by Marconi plc to SBIL in respect of certain equity swap transactions entered into between SBIL and Bedell Cristin Trustees Limited, or Bedell Cristin, as trustees of the Marconi Employee Trust. The intention of the equity swap transactions was to hedge the exposure of the Marconi group to the Marconi plc share price inherent in Marconi employee share options. The equity swap transactions were governed by an ISDA master agreement between SBIL and Bedell Cristin.

On March 26, 2002, SBIL served notice on Bedell Cristin purporting to terminate the equity swap transactions on the grounds of an alleged event of default in relation to Marconi plc. On April 8,

2002, SBIL served a demand on Marconi plc under its guarantee for payment of an early termination amount that it had calculated to represent its loss in relation to the equity swap transactions. Marconi plc declined to recognize the validity of the early termination of the equity swap transactions or the demand under its guarantee. On April 19, 2002 SBIL filed a claim form on Marconi plc. Marconi plc served a defence to this claim form.

This litigation was discontinued in accordance with a settlement entered into in connection with our financial restructuring. For more information, please see “Item 4: Information on the Company — History and Development of the Company — History — Financial Restructuring” and “Item 7: Major Shareholders and Related Party Transactions — Related Party Transactions — Restructuring Agreements — Scheme Implementation Deed — ESOP Escrow Agreement Release”.

Claims brought by our former group companies

      The following represent the largest outstanding claims made on behalf of our former group:

•	Marconi Communications Inc., or MCI, is the claimant in two actions against Vidar SMS Co., Ltd, or Vidar, a company with its principal place of business in Taiwan. In May 2000, MCI brought an International Chamber of Commerce arbitration proceeding against Vidar in connection with Vidar’s breaches of an Engineering Services Agreement between Vidar and a Marconi-acquired company, RELTEC Corporation. In August 2002, the arbitration tribunal awarded MCI $25,879,544 under its breach of warranty claims, $5,604,270.12 for prejudgment interest, and $156,702.56 for costs, for a total award of $31,640,516.68. Vidar may claim that it has no assets to satisfy this judgment.

•	A second action was brought by MCI against Vidar in May 2000 in the United States Court for the Northern District of Texas for fraud, negligent misrepresentation, Texas common law indemnity and California equitable indemnity, all relating to Vidar’s wrongful acts in connection with various business relationships between the parties. On October 30, 2002, the U.S. District Court entered default judgment against Vidar on all claims and assessed MCI’s actual damages at $72,402,065 plus prejudgment interest on this amount at the rate of 10% per annum. Vidar filed a petition for reorganization in the Taipei (Taiwan) District Court in 2001 and may claim that it has no assets to satisfy the judgments referred to above. However, the Taipei District Court dismissed Vidar’s petition on January 28, 2002 based on its lack of viability for reorganization and the Taiwan High Court dismissed Vidar’s appeal of the lower court’s ruling on March 25, 2002 based on the same reason.

Third party guarantees

      The Company has entered into agreements that contain features, which meet the definition of a guarantee under FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. FIN 45 defines a guarantee to be a contract that contingently requires the Company to make payments (either in cash, financial instruments, other assets, common shares of the Company or through the provision of services) to a third party based on changes in an underlying economic characteristic (such as interest rates or market value) that is related to an asset, a liability or an equity security of the other party. FIN 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. As of March 31, 2003, the fair value of the Company’s guarantees that were issued or modified after December 31, 2002 were not material.

      The Company has the following major types of guarantees that are subject to the disclosure requirements of FIN 45.

Financial and other guarantees

      The Company and various of its subsidiaries have undertaken, in the normal course of business, to provide support to the joint ventures of the Company, to meet their liabilities. These undertakings contain financial guarantees. A payment under these undertakings would be required in the event of any of the joint ventures being unable to pay its liabilities. Payment of this funding would be required if requested by the joint ventures in accordance with the funding agreements. The potential amount of future payments, which the Company may be required to make under these guarantees is £10 million.

      Other guarantees relate primarily to financial standby letters of credit, irrevocable undertakings to guarantee payment of a specified financial obligation. The maximum potential amount of future payments which may be required to be made by the Company under these guarantees is £61 million.

Purchase commitments

      In the ordinary course of business the Company enters into contracts for capital expenditures as set out below:

	Capital expenditure
	commitments
	2003	2002	2001
(in millions)	£	£	£

At March 31	4	3	87

Leases

      The Company leases certain facilities and equipment under operating leases, many of which contain renewal options and escalation clauses. Total rental expense for fiscal 2003 was £34 million (2002, £43 million and 2001, £42 million).

      At March 31, 2003, minimum future rental commitments under operating leases having non-cancelable lease terms in excess of one year are as follows:

	Land and	Other
	buildings	items	Total
(in millions)	£	£	£

Fiscal 2004	15	4	19
2005	17	4	21
2006	15	1	16
2007	13	1	14
2008	11	—	11
Thereafter	47	—	47

Total	118	10	128

11. Business combinations

      The Company made no acquisitions during fiscal 2003. The following table presents information about acquisitions by the Company during fiscal 2002 and 2001. All of these acquisitions were accounted for under the purchase method of accounting.

      The aggregate impact of the acquisitions in fiscal 2002 and fiscal 2001 was not material to net sales, net loss, or basic earnings per share.

							Amortization period (in years)
	Acquisition	Purchase		Existing	Other	IPRD		Existing
	date	price	Goodwill	technology	intangibles	(after tax)	Goodwill*	technology	Other
		£	£	£	£				intangibles

Fiscal 2002
Northwood	5/01	19	16	2	1	n/a	7	4	5
Telit	4/01	11	13	1	1	n/a	7	4	5
Other		3	5	n/a	n/a	n/a	7	n/a	n/a

Fiscal 2002 Total		33	34	3	2	n/a

Fiscal 2001
Metapath	6/00	500	400	21	20	28	7	4	5-10
Mariposa	6/00	200	161	10	4	4	7	5	5-10
Other		300	268	64	35	n/a	7	7	7

Fiscal 2001 Total		1,000	829	95	59	32

*	Amortization of goodwill ceased effective April 1, 2002 following the adoption of SFAS 142.

      Northwood is a leading provider of radio planning and engineering software.

      Telit is a company involved in the development of products for the public mobile network infrastructure. Following an impairment review in fiscal 2002, an impairment charge of approximately £13 million was recognized against goodwill and other intangible assets of Telit, and included within the (loss)/income from discontinued operations. As a result, the remaining net book value of the goodwill and intangible assets associated with Telit at March 31, 2002 was £nil and this was included in the net assets of discontinued operations at March 31, 2002.

      In addition, reductions to goodwill and other intangibles arising in respect of prior-year acquisitions totalling £20 million were recorded in fiscal 2002, which related primarily to purchase price adjustments made during 2002.

      Metapath Software International, Inc. (Metapath) is a global provider of business and operational support systems (OSS) software used by the wireless telecommunications industry to launch and support mobile voice and data services. Following an impairment review in fiscal 2002, an impairment charge of approximately £336 million was recognized against goodwill and other intangible assets of Metapath. The remaining net book value of the goodwill and intangible assets associated with Metapath at March 31, 2002 was £18 million.

      Mariposa Technology, Inc. (Mariposa) is a leading provider of integrated access devices (IADs) for carrier-managed services, virtual private networks and private enterprise networks. Following an impairment review in fiscal 2002, an impairment charge of approximately £151 million was recognized against goodwill and other intangible assets of Mariposa. The remaining net book value of the goodwill and intangible assets associated with Mariposa at March 31, 2002 was £nil.

      An impairment charge of approximately £168 million was recognized against goodwill and other intangible assets recorded in respect of other acquisitions made in fiscal 2001. Following the impairment charge, the remaining net book value of goodwill and intangible assets relating to these other acquisitions was £39 million.

Purchased in-process research and development

      Included in the purchase price allocation for the above acquisitions was purchased in-process research and development. For each acquisition, a fair market appraisal was performed to assess and allocate a value to purchased in-process research and development. The value allocated represents the estimated fair value based on risk-adjusted future cash flows generated from the products that would result from each of the in-process projects. Estimated future after-tax cash flows of each project, on a product by product basis, were based on management’s estimates of revenue less operating expenses, cash flow adjustments, income taxes and charges for the use of contributory assets. Future cash flows were also adjusted for the value contributed by any core technology and development efforts that were completed post acquisition.

      Revenues were estimated based on relevant market size and growth factors, expected industry trends, individual product sale cycles, the estimated life of each product’s underlying technology and historical pricing. Estimated operating expenses include cost of goods sold, selling, general and administrative expenses and research and development expenses.

      The estimated research and development expenses include costs to maintain the products once they have been introduced into the market and are generating revenues and costs to complete the purchased in-process research and development. Operating expense estimates were consistent with historical margins and expense levels for similar products.

      The discount rates used to discount the projected net revenues were based on a weighted-average cost of capital relative to each acquisition and the telecommunications industry, as well as the product-specific risk associated with the purchased in-process research and development products. Product-specific risk includes the stage of completion of each project, the complexity of development work completed to date and the likelihood of achieving technological feasibility and market acceptance.

Fiscal 2003

      The Company made no acquisitions during fiscal 2003.

Fiscal 2002

      No in-process research and development was identified in respect of fiscal 2002 acquisitions, as none of the acquisitions had significant products that had not reached technological feasibility.

Fiscal 2001

      During fiscal 2001, the Company recorded a £32 million charge in respect of purchased in-process research and development using the techniques described above, based on information available at the time of acquisition.

			Discount
		Overall	factor
	IPR&D	progress	applied
	charge	%	%
(in millions, except %)	£

Mariposa Technologies Inc.	4	40	22
Metapath Software International, Inc.	28	21	18-25

	32

12. Discontinued operations

      During fiscal 2002 the Company established a formal plan for the disposal of the various businesses comprising the mobile segment. The strategic communication business, which represents the majority of the segment, was sold to Finmeccanica S.p.A for approximately £387 million in August 2002. The proceeds were received in the form of cash and debt assumed by Finmeccanica S.p.A. On February 5, 2002, the Company completed the sale of its data systems business for net cash proceeds of £283 million.

      On October 19, 2001, the Company completed the sale of its medical systems business for net cash proceeds of £729 million.

      Accordingly, the results of these businesses have been shown as discontinued operations for all years presented. A summary of operating results of the medical, data systems and mobile segments is presented below:

	Year ended March 31,
	2003	2002	2001
(in millions)	£	£	£

Revenues	106	1,114	1,682
Operating (loss)/income	(70)	(35)	123
(Loss)/income before income taxes and minority interest	(71)	(28)	116
Income tax provision and minority interest	(3)	(36)	(57)
Net (loss)/income from discontinued operations	(74)	(64)	59

      Net assets of discontinued operations are as follows:

	March 31,
	2003	2002
(in millions)	£	£

Assets:
Cash and cash equivalents	2	73
Accounts receivable	2	234
Inventories	—	190
Prepaid expense and other current assets	—	65

Total current assets	4	562
Property, plant and equipment, net	—	63
Goodwill and intangibles, net	—	123
Other non-current assets	—	67

Total assets	4	815

Liabilities:
Accounts payable	10	186
Short-term borrowings	—	57
Accrued expenses and other current liabilities	6	161

Total current liabilities	16	404
Long-term debt	—	15
Other liabilities	—	68
Minority interests	—	3

Total liabilities	16	490

Net (liabilities)/assets of discontinued operations	(12)	325

13. Investments in affiliates

Fiscal 2003

      At March 31, 2003, the Company had two investments, which it accounted for using the equity method, Easynet Group plc (Easynet) and Confirmant. At March 31, 2002 Ultramast was also accounted for using the equity method.

      In February 2003, the Company completed the disposition of Ultramast through a capital reduction and settled all litigation associated with Ultramast. As a result, the Company acquired an additional 1.3 million ordinary shares in Easynet, which increased its equity holding to 72.7% and its holding of voting shares to 51.6%. Under the Articles of Association of Easynet and the Company’s Relationship Agreement with

Easynet, the Company’s voting rights are limited to 49.9%. Accordingly, despite ownership of a majority-voting shareholder, the Company determined that it did not control Easynet in the period and the Company continues to account for its investment in Easynet using the equity method of accounting. In addition to the Easynet shares, the Company also received cash proceeds of £41 million reflecting a gain on disposal of £14 million.

      As at December 31, 2002, Easynet has net liabilities under U.S. GAAP of approximately £39 million. Consequently, the Company discontinued recording its share of the losses of Easynet because it has no commitment to provide further funding to Easynet.

Fiscal 2002

      In March 2002, the Company disposed of its 50% stake in General Domestic Appliances Holdings Limited (GDA) for cash consideration of £113 million, recognizing a profit of £35 million on the transaction. At March 31, 2001, the Company held a 50% share of GDA for which it accounted under the equity method. At this time, there was no difference between the carrying value and the underlying equity in net assets of GDA. GDA was not listed so a market value cannot be provided.

      In July 2001, the Company sold its interest in ipsaris (a subsidiary) and received a 71.9% equity holding in and a 49.9% holding in the voting shares in Easynet. As the Company had 22% of board representation, no unilateral rights or vetoes, and no involvement in day-to-day operations, the Company determined that control did not exist, but that significant influence did exist, and therefore accounted for its investment using the equity method. The consideration was determined based on the fair value of the shares received of £217 million and a loss on disposal of £185 million was recorded.

      Easynet has a December 31 year-end. As it is a company listed on The London Stock Exchange, no interim period results are available. Therefore the results from the date of acquisition to December 31 have been used to record the equity share of Easynet results. No material events occurred in the intervening period.

      In June 2001, the Company disposed of its remaining stake in Alstom SA, a publicly traded company which specializes in the contracting of infrastructure construction projects for power generation, power transmission and distribution and railway transportation, for cash consideration of £235 million, recording a gain on disposal of £214 million.

      In April 2001, the Company invested £65 million in a 50% equity stake in Ultramast Limited, a joint venture with Railtrack Telecom Services Limited. The Company has determined that it does not exercise control, but that significant influence does exist, and has therefore accounted for its investment using the equity method.

      Dividends received from equity investments for fiscal year 2003 were £nil (2002, £29 million, 2001, £80 million).

Fiscal 2001

      In February 2001, the Company sold approximately 76% of its approximate 24% ownership in Alstom SA in a private placement for proceeds of £631 million. As a result, the investment ceased to be accounted for under the equity method. The carrying value at the time of the sale was £95 million based on the most recently available U.S. GAAP financial statements for Alstom at September 30, 2000 and related foreign exchange adjustments, resulting in a gain on sale of £536 million. At March 31, 2001, the investment has been treated as an available-for-sale investment, with changes in market value shown in unrealized gains and losses within shareholders’ equity.

      In February 2001 the Company sold its 25% interest in Xcert International for proceeds of £15 million, recognizing a loss on disposal of £6 million.

      In June 2000, Atlantic Telecom Group plc (Atlantic), in which the Company originally acquired a 27% stake, issued shares to acquire First Telecom Group plc, and the Company’s shareholding in Atlantic was diluted to 19.7%. As a result of the acquisition and subsequent board reorganization, the Company ceased to participate in day-to-day decision making at Atlantic, which was not technologically dependent upon the Company. The Company also ceased to have the right to appoint more than 20% of the board of Atlantic. Based on this, the Company deemed it appropriate as at March 31, 2001 to reclassify the investment as an available-for-sale trade investment, with changes in market value shown in unrealized gains and losses, net of tax, within shareholders’ equity. During fiscal 2002, the value of this investment was written down to £nil, following Atlantic being placed into administration.

      In December 2000, the Company sold its 50% interest in Comstar for proceeds of £43 million, recognizing a profit on disposal of £19 million.

Summarized financial information for investment in affiliates is as follows:

	March 31,
	2003	2002
(in millions)	£	£

Balance sheet data
Current assets	139	294
Non-current assets	81	129

Total assets	220	423

Current liabilities	94	120
Non-current liabilities	118	119

Total liabilities	212	239

	March 31,
	2003	2002	2001
(in millions)	£	£	£

Statement of operations data
Revenues	89	291	270
Operating (loss)/income	(74)	(276)	16
Net (loss)/income	(81)	(240)	10

14. Investment in securities

      All marketable securities are classified as available-for-sale and reported at fair value as follows:

		Gross	Gross
	Carrying	unrealized	unrealized	Estimated
	value	gains	losses	fair value
(in millions)	£	£	£	£

March 31, 2003:
Equity securities	16	—	—	16

March 31, 2002:
Equity securities	53	—	—	53

      During fiscal 2003, an impairment charge of £38 million (2002, £nil, and 2001, £nil) was recorded in the statement of operations related to declines in value of equity securities judged to be other than temporary.

      Proceeds from the sale of investment in securities were £289 million and £638 million for fiscal 2002 and 2001, respectively. The Company realized gains on the sales of these investments in the amount of £41 million and £20 million for fiscal 2002 and 2001 respectively.

15. Shareholders’ equity

      Holders of ordinary shares in the Company are entitled to one vote per share on matters to be voted on by the shareholders, and to receive dividends when and as declared by the board. Shareholders are not entitled to pre-emptive rights and have no subscription, redemption or conversion privileges. The ordinary shares do not have cumulative voting rights. The rights, preferences and privileges of holders of ordinary shares are subject to the rights of the holders of shares of any series of preferred shares issued or that may be issued in the future. See note 23, Subsequent events, for changes in the Company’s ordinary shares post March 31, 2003.

16. Employee stock option plans

      The Company accounted for employee stock option plans under APB 25 and had nine plans under which it granted options: the GEC Employee 1992 Savings-Related Share Option Plan, the GEC 1984 Managers’ Share Option Plan, the GEC 1997 Executive Share Option Plan, the Marconi 1999 Stock Option Plan, the Marconi U.K. Sharesave Plan, the Marconi International Sharesave Plan, the Marconi Launch Share Plan, the Marconi Long Term Incentive Plan and the Marconi Phantom Option Plan. In addition, during fiscal 2002, the Company granted options in its ADR’s under the Marconi Employee Stock Purchase Plan for the Company’s employees in North America.

      As of March 31, 2003, the Company had granted options under the following eight plans in respect of the acquisitions of Reltec, Mariposa, MSI and Northwood Technologies; the 1998 Equity Participation Plan of Reltec Corporation, the amended and restated 1995 Stock Purchase and Option Plan for employees of Reltec Holdings Inc., and subsidiaries, the MSI 1995 Stock Option Plan, the MSI 1999 Stock Option Plan, the MSIH Stock Option Plan, the Mariposa Technology, Inc. 1998 Employee Incentive Plan and the Marconi Restricted Share Plan.

      Under the terms of the stock option plans, employees have been granted rights to purchase ordinary shares and/or phantom options. The terms of the grant vary and each of the main plans is described below.

Savings related plans

The Marconi U.K. Sharesave Plan

      All employees of participating U.K. companies in the Company including full-time executive directors are eligible to participate in the U.K. sharesave plan. Under this plan, participants are granted options to purchase shares with an exercise price not less than 80% of the market value of a Company ordinary share on the trading day immediately before the invitation day (as defined in the rules of the plan). In order to participate, each employee must enter into a savings contract with a specified financial institution under which they agree to make monthly contributions, which must not exceed £250 per month in aggregate. The savings contracts typically expire on the third or fifth anniversary of the date of grant. The plan is compensatory and compensation expense is recorded over the vesting period. At March 31, 2003, 2,295,287 Marconi plc shares were outstanding to be purchased under the plan. Additional shares available for grant are governed by total dilution limits applicable to several plans.

          The Marconi International Sharesave Plan

      The international sharesave plan, at the discretion of the board of directors of Marconi plc permits employees of the Company who are resident outside the U.K. to participate in a share option plan that is substantially similar to the U.K. sharesave plan. Unlike the U.K. sharesave plan, under the international sharesave plan the savings contracts may not generate the exact amount required to exercise the options because of currency fluctuations and interest rate differences. Additional cash may be required when the options are exercised, however, any excess savings generated cannot be used to purchase additional shares.

          The Marconi International Sharesave Plan — Italian Appendix

      All employees and executive directors whose remuneration is subject to taxation in Italy are eligible to participate in the Italian Appendix of the International Sharesave Plan. Under the Italian Appendix of the International Sharesave Plan, participants can exercise options to purchase shares with an exercise price not less than the market value of a Company ordinary share averaged over the 30 trading days immediately before the date of grant. Upon exercise, participants will be gifted such number of additional shares as can be purchased on the market with 10% of their total accumulated savings and interest. In order to participate, each employee must enter into a savings contract with a specified financial institution under which they agree to make monthly contributions, which must not exceed the Italian Lira/Euro equivalent of £250 per month in aggregate. At March 31, 2003, 1,340,174 Marconi plc shares were outstanding to be purchased under the plan.

          The Marconi Employee Stock Purchase Plan for Employees in North America

      All employees of participating U.S. and Canadian companies are eligible to participate in the Stock Purchase Plan. Employees may purchase shares with after-tax payroll deductions at the end of an Offering Period, at a price not less than 85% of the lower of the closing price of a share on the Offering Date and the closing price of a share on the Purchase Date (as defined in the rules of the Plan). No employee may purchase shares pursuant to the Stock Purchase Plan at a rate, which exceeds U.S.$25,000 in any calendar year or such lower limit as Marconi plc may specify from time to time. This plan is non-compensatory in nature.

Non-savings related plans

          The Marconi 1999 Share Option Plan

      All employees and full-time executive directors are eligible to be granted options under the option plan at the discretion of the remuneration committee. Options granted prior to July 2001 to participants will not normally be exercisable unless our earnings per share over a period of at least three financial years have exceeded the growth in the U.K. Retail Price Index by at least an average of 3% per year. Options granted after July 2001 will become exercisable over periods and subject to conditions defined by the remuneration committee. Options granted under the plan in November 2001 become progressively exercisable over four years and are subject to conditions related to reduction in the Company’s consolidated net debt and the Company’s total shareholder return being better than that of the company at the fiftieth percentile of FTSE 100 companies. Options entitle the option holder to acquire Company ordinary shares at a price per share determined by the remuneration committee, which shall not be less than the market value of a Company share shortly before the date of grant.

      The Company applies variable plan accounting for grants under this scheme and will recognize compensation cost if achievement of the performance conditions become probable. At March 31, 2003, 96,145,820 Company shares were outstanding. Additional shares available for grant are governed by total dilution limits applicable to several plans.

          The Marconi Long Term Incentive Plan

      Under the long term incentive plan (LTIP), participants may be granted performance-related awards entitling them, at the end of a three-year period, to be granted a right to call for a number of ordinary shares of the Company without payment based on corporate performance of the business in which they work and of the Company as a whole over that period. The annual award is limited to a maximum value of 50% of base salary. Any right so granted will normally become exercisable in three equal tranches. The first tranche will become exercisable immediately, and the second and third tranches will normally become exercisable on the first and second anniversaries of the date of grant. All full-time employees of the Company, directors of the Company and executive directors of the Company are eligible to participate in the long-term incentive plan, at the discretion of the remuneration committee of the board of directors of the Company. No newly issued shares may be used to satisfy options under this plan. The Company applies variable plan accounting for grants under this plan and recognizes compensation cost when achievement of the performance conditions becomes probable. No new shares were granted during the year. At March 31, 2003, 617,963 Company shares were outstanding.

          The Marconi Phantom Option Plan

      In June 1999, the GEC remuneration committee adopted the phantom option plan for the purpose of granting incentives relating to any increase in our value primarily to executives and employees of Reltec and Fore Systems following our acquisition of those businesses. From November 1999, the Company has operated the phantom option plan and made awards by reference to Company shares and previous awards (grants made between June 1999 and November 1999 in relation to GEC Shares) were adjusted so that they related to Company shares on a value-for-value basis. Following the adjustment the holder of a phantom unit was kept in the same economic position as before through an adjustment to the exercise price and an increase in the number of units. A phantom option is similar to a share option except that it is a cash-based award granted in relation to a stated number of phantom units, each of which has the same economic value as a Company ordinary share. Upon exercise of a phantom option, the holder is entitled to receive a cash payment equal to the difference between the base price of the phantom option (normally corresponding to the market value of a Company ordinary share at the time the phantom option is granted) and market value of a Company ordinary share on the date of exercise. The Company may give notice to participants that it elects to substitute options to acquire real Company ordinary shares for phantom options. If such an election is made, a participant will be required on exercise to pay an amount equal to the base price of the phantom options to the Company and will receive Company ordinary shares. Options are normally exercisable between the third and tenth anniversaries of grant. The Company recognizes compensation expense measured at the end of each period as the amount by which the quoted market value of a Company share exceeds the unit price payable by the unit holder. The expense is recognized over the service period. Changes, either increases or decreases, in the quoted market value of the shares between the date of grant and the date the phantom options are exercised result in a change in the compensation expense to be recognized.

      Where the phantom options were granted in exchange for Reltec and Fore System’s options as part of those business combinations, the fair value of those options was treated as part of the respective purchase prices. Such phantom options continue to be governed by the relevant Reltec or Fore System’s plans under which they were originally granted. At March 31, 2003, 55,688,165 Company shares were outstanding.

          Marconi Restricted Share Plan

      The Restricted Share Plan was introduced to enable the Company to award share based incentives to employees of companies which the Company acquires. The Remuneration Committee has discretion to make awards of restricted stock, which entitle the employee to call for shares at £nil cost once the stock has vested. The stock will vest either at certain specified times or subject to the satisfaction of performance conditions. In practice the performance conditions imposed generally relate to specific integration targets or business goals of the acquired company. Once the restrictions have ended or the conditions been met, the restricted share vests and will either be automatically released (in the case of U.S. employees) or can be called for by the employee (in all other jurisdictions). The Company applies variable plan accounting for grants under this plan, and compensation expense is recorded over the vesting period. At March 31, 2003, 1,793,970 Company shares were outstanding.

          The Marconi Launch Share Plan

      Under this plan, employees at November 30, 1999 were, at the discretion of the board, granted the right to receive up to 1,000 Company ordinary shares, which would be exercisable provided that two conditions are met. The first condition is that the market price of a Company ordinary share must have doubled from 801.5p to £16.03 during the period between November 30, 1999 and November 30, 2004. The second condition is that a participant must normally remain in employment until November 30, 2002 or, if later, at the time that the first condition is met. The Company applies variable plan accounting for grants under this plan and will account for the compensation expense if the first condition is met. At March 31, 2003, 30,818,385 Company shares were outstanding to be purchased under the plan. Additional shares available for grant are governed by total dilution limits applicable to several plans.

          The Marconi Associated Companies Share Option Plan

      The associated companies option plan enables options to be granted to executives of companies in which the Company has a direct or indirect equity interest of between 20% and 50%. The terms of the associated companies option plan are substantially similar to the Marconi 1999 Share Option Plan. No options have been granted under this plan.

Metapath Software Corporation Amended and Restated 1995 Stock Option Plan, the Metapath Software International, Inc. Amended and Restated 1999 Stock Option Plan, and the Mobile Systems International Holdings Limited Share Option Plan.

      Each of these option plans had been in place over MSI shares prior to the acquisition by the Company in June 2000. Following the acquisition, MSI option holders who would become employees of the Company exchanged options over MSI shares for options over Marconi plc shares. Following the exchange the option holder was kept in the same economic position as before the exchange through an adjustment to the exercise price and an increase in the number of shares under option. The option holder was given a choice to retain their options with their existing vesting schedule, or to elect to accept an amended vesting schedule (vesting one third of their options on each of the first, second and third anniversaries of the acquisition) together with an award of restricted stock over the same number of shares as they had shares under option. Compensation expense is recognized on the shares that were unvested at the acquisition date (based on the intrinsic value of the shares as of the acquisition date) over the vesting period. The fair value of all shares issued at the date of acquisition, less the amount allocated to compensation expense, has been recorded as a cost of the acquisition. Certain arrangements under the Marconi Restricted Share Plan, the Marconi 1999 Stock Option Plan, the MSI 1995 Plan and the MSIH Plan were modified subsequent to acquisition. As a result, the modified arrangements became subject to variable accounting. At March 31, 2003, 3,225,015 Company shares were outstanding.

          Mariposa Technology, Inc. 1998 Employee Incentive Plan

      Prior to the acquisition by the Company in October 2000, options had been granted under The Mariposa Technology, Inc, 1998 Employee Incentive Plan over Mariposa Technology, Inc, shares. Following the acquisition, option holders who would become employees of the Company exchanged options over Mariposa Technology, Inc, shares for options over Company shares. Following the exchange the option holder was kept in the same economic position as before the exchange through an adjustment to the exercise price and an increase in the number of shares under option. Compensation expense is recognized on the shares that were unvested at the acquisition date (based on the intrinsic value of the shares as of the acquisition date) over the vesting period. The fair value of all shares issued at the date of acquisition, less the amount allocated to compensation expense, has been recorded as a cost of the acquisition. At March 31, 2003, 320,684 Company shares were outstanding.

          Existing GEC share option plans

      Options plans similar to the Marconi 1999 Stock Option Plan and the Marconi U.K. Sharesave Plan had been in place over GEC shares. There was a non-compensatory plan known as the 1992 Savings-Related Scheme. There was a fixed plan known as the 1984 Managers’ Scheme (1984 Scheme). There was a variable plan known as the 1997 Executive Scheme (1997 Scheme). During fiscal 2000, option holders who would remain employees of the Company were able to exchange options over GEC shares for options over Company shares. Following the exchange the option holder was kept in the same economic position after the exchange as before the exchange through an adjustment to the exercise price and an increase in the number of shares under option. The exchange resulted in no change in measurement date for either the 1992 Savings-Related Scheme or the 1984 Scheme. As performance conditions in respect of the 1997 Scheme ceased to apply, the measurement date for this option plan occurred. These performance conditions were the achievement of earnings per share targets and a vesting period. Option holders in the three plans who would not remain employees of the Company were able to exercise their options. At March 31, 2003, 1,985,076 Company shares were available to be purchased under the 1992 Savings-Related Scheme; 621,628 Company shares were outstanding under the 1984 Scheme; and 7,824,494 Company shares were outstanding under the 1997 scheme.

The 1998 Equity Participation Plan of Reltec Corporation, the Amended and Restated 1995 Stock Purchase and Option Plan for Employees of Reltec Holdings, Inc. and Subsidiaries

      During fiscal 2002, options originally granted under the Marconi Phantom Option Plan, governed by the rules of these plans, were converted to options over Company shares, governed by the rules of these plans, and continue to be accounted for as variable options under APB 25.

          The Northwood Technologies Inc. Stock Option Plan

      Prior to the acquisition by the Company in October 2002, Northwood Technologies Inc (Northwood) granted options under the Northwood Technologies Inc. stock option plan over Northwood shares. Following the acquisition by the Company, option holders who would become employees of the Company exchanged options over Northwood shares for options over to 70,536 Company shares. Following the exchange, the option-holder was kept in the same economic position as before the exchange through an adjustment to the exercise price and an increase in the number of shares under option. Compensation expense is recognized on the shares that were unvested at the acquisition date (based on the intrinsic value of the shares as of the acquisition date) over the vesting period. The fair value of all share issued at the date of acquisition, less the amount allocated to compensation expense, has been recorded as a cost of the acquisition. At March 31, 2003, 65,827 Company shares were outstanding.

      Option activity under the non-savings related plans is as follows:

		Weighted
		average
	Number of	exercise
	shares	price

Outstanding, March 31, 2000	149,956,050	4.40
Granted (weighted average fair value of £0.85)	83,337,421	5.62
Lapsed	(11,237,767)	3.86
Exercised	(8,600,307)	3.58

Outstanding, March 31, 2001	213,455,397	4.98
Granted (weighted average fair value of £0.22)	87,502,652	0.35
Lapsed	(35,672,282)	6.50
Exercised	(7,087,202)	0.64

Outstanding March 31, 2002	258,198,565	3.32
Granted	—	—
Lapsed	(58,148,518)	4.12
Exercised	(2,928,096)	0.47

Outstanding March 31, 2003	197,121,951	3.24

      All options were granted with an exercise price equal to the market value of shares as of date of grant, with the exception of those granted for acquisitions and the LTIP as noted above.

      Of the total number of non-savings related options outstanding at March 31, 2003, 70,157,746 will be settled, if exercised, in either cash or shares purchased in the market, and would not be dilutive if exercised. The outstanding options related to The Launch Plan and the Marconi 1999 Stock Option Plan of 126,964,205

will be satisfied by newly issued shares and would be dilutive if exercised. Additional information regarding all options outstanding as of March 31, 2003 are noted in the table below:

				Total options
	Total options outstanding			exercisable
		Weighted average	Weighted		Weighted
Range of	Total	remaining	average		average
exercise	number	contractual	exercise	Number	exercise
prices (£)	outstanding	life (years)	price (£)	exercisable	price (£)

nil	34,015,318	3.35	nil	—	—
0.03 — 0.2	292,375	2.36	0.17	292,375	0.17
0.35 — 0.80	71,260,568	3.66	0.35	2,481,684	0.49
1.22 — 2.66	4,539,030	4.23	2.12	4,153,186	2.09
2.73 — 4.72	8,793,799	4.96	3.53	8,776,361	3.53
4.76 — 6.76	30,638,124	6.89	5.81	22,137,625	5.61
6.85 — 12.50	47,582,737	6.89	8.28	39,341,542	8.22

nil — 12.50	197,121,951	4.96	3.24	77,182,773	6.33

17. Fair values of financial instruments

      The carrying amounts and fair values of material financial instruments at March 31, 2003 and 2002 are as follows:

	2003		2002
	Carrying	Fair	Carrying	Fair
	amounts	values	amounts	values
(in millions)	£	£	£	£

Marketable securities	16	16	53	53
Total long-term debt*	30	30	1,819	593
Obligations under finance leases	—	—	9	9
Interest rate swap agreements	—	—	(1)	(1)
Equity forward contracts	(158)	(158)	(375)	(375)

*	excluding current maturities of long-term debt.

      The following methods and assumptions were used in estimating the fair values of financial instruments:

Equity forward contracts

      At March 31, 2003 the carrying value and fair value of the equity forward contracts was £158 million. As a result of the Financial Restructuring, which was concluded on May 19, 2003, an agreement was reached and these equity forward contracts were settled for £35 million. See note 2, Summary of significant accounting policies for further discussion of these equity forward contracts.

Cash and cash equivalents, receivables, payables, accrued liabilities and short-term borrowings

      The carrying values of cash and cash equivalents, receivables, payables, accrued liabilities and short-term borrowings approximate their fair values due to the short-term nature of the instruments.

Marketable securities, long-term debt and finance leases

      The fair value of marketable securities has been determined using quoted market prices. The fair value of finance leases and long-term debt, including current portion, has been determined by discounting projected future cash flows, using reference rates taken from the debt markets at which similar loans would be made to borrowers with similar credit ratings and for the same maturities. In the case of the Marconi Corporation plc bonds, which are guaranteed by Marconi plc, a fair value was derived from traded market prices.

Interest rate swaps

      The Company has entered into receive-variable, pay-fixed agreements to effectively convert a portion of its variable-rate debt to fixed-rate debt to reduce the risk of incurring higher interest costs due to rising interest rates. The Company has also entered into receive-fixed, pay-fixed agreements to reduce fair value risk on its fixed rate bonds. The following table summarizes the notional amounts outstanding and weighted average interest data, based on variable rates in effect at March 31, 2003 and 2002, for these swaps that expire between 2005 and 2010. At March 31, 2003, there were no such interest rate swap agreements outstanding.

	Fiscal year ended
	March 31,
	2003	2002
(in millions, except percentages)	£	£

Receive-variable, pay-fixed swaps:
Notional amount	—	772
Average receive rate	—	5.97%
Average pay rate	—	2.06%
Pay-variable, receive-fixed swaps:
Notional amount	—	306
Average receive rate	—	5.63%
Average pay rate	—	3.75%

18. Valuation and qualifying accounts

			Effect of
	March 31,	Additions/	exchange rate		March 31,
	2002	(release)	changes	Utilization	2003
Description	£	£	£	£	£

Allowance for doubtful accounts	167	(10)	(7)	(72)	78
Warranty reserve*	29	49 (1)	(1)	(34)	43

Total	196	39	(8)	(106)	121

(1)	The addition of £49 million in fiscal 2003 includes a £12 million change in liability in respect of the estimated pre-existing warranties at April 1, 2002.

			Net effect of	Effect of
	March 31,		acquisitions	exchange rate		March 31,
	2001	Additions	less disposals	changes	Utilization	2002
Description	£	£	£	£	£	£

Allowance for doubtful accounts	64	175	(3)	—	(69)	167
Warranty reserve*	34	43	(2)	—	(46)	29

Total	98	218	(5)	—	(115)	196

			Net effect of	Effect of
	March 31,		acquisitions	exchange rate		March 31,
	2000	Additions	less disposals	changes	Utilization	2001
Description	£	£	£	£	£	£

Allowance for doubtful accounts	20	48	12	3	(19)	64
Warranty reserve*	43	46	(5)	1	(51)	34

Total	63	94	7	4	(70)	98

*	These amounts are included in accounts payable and other liabilities.

      In light of the declining market and economic trends the Company was experiencing, a provision against bad and doubtful debts of £150 million was charged during fiscal 2002. Of this amount, £10 million was reassessed and released to the profit and loss account in fiscal 2003.

19. Earnings per share

      The following table reconciles net (loss)/income available for ordinary shareholders and the weighted average ordinary shares outstanding for basic and diluted earnings per ordinary share for the periods:

	March 31,
	2003	2002	2001
(in millions, except for per share data)	£	£	£

Net (loss)/income	(807)	(6,150)	180

Basic (loss)/earnings per ordinary share:
Weighted average ordinary shares outstanding	2,792.6	2,789.6	2,763.1

Basic (loss)/earnings per ordinary share	(0.29)	(2.20)	0.07

Diluted (loss)/earnings per ordinary share:
Weighted average ordinary shares outstanding	2,792.6	2,789.6	2,763.1
Effect of dilutive options	—	—	28.2

	2,792.6	2,789.6	2,791.3

Diluted (loss)/earnings per ordinary share	(0.29)	(2.20)	0.06

      For the fiscal years ended March 31, 2003 and 2002, the effect of share options is anti-dilutive and has therefore been excluded from the calculation of diluted weighted average number of shares.

20. Income taxes

      The geographic analysis of (loss)/income from continuing operations before income taxes, minority interests and cumulative changes in accounting principles and extraordinary gain are as follows:

	March 31,
	2003	2002	2001
(in millions)	£	£	£

United Kingdom	(673)	(426)	587
Non-United Kingdom	(230)	(6,109)	(329)

Total	(903)	(6,535)	258

      Income tax benefit/(provision) includes:

	March 31,
	2003	2002	2001
(in millions)	£	£	£

Current income taxes
United Kingdom	155	18	(145)
Non-United Kingdom	32	(25)	(43)

Total current taxes	187	(7)	(188)
Deferred income taxes
United Kingdom	29	96	33
Non-United Kingdom	(7)	382	138

Total deferred taxes	22	478	171

Total income taxes	209	471	(17)

      The differences between the Company’s tax on profit on ordinary activities, and the statutory income tax rate in the United Kingdom are as follows:

	March 31,
	2003	2002	2001
(in millions)	£	£	£

Taxes computed at the statutory rate: (30% 2003, 2002 and 2001)	(271)	(1,961)	77
Non-deductible intangible amortization and impairment Charge	—	1,276	93
Non-U.K. tax rate differences	(9)	(177)	(33)
Non-deductible/(non-taxable) items	30	(242)	(155)
Changes in reinvestment position	—	(63)	39
Valuation allowances on losses and other assets	38	715	—
Other, net	3	(19)	(4)

Income tax (benefit)/provision	(209)	(471)	17

Effective tax rate	23.1%	7.2%	6.6%

      Deferred income tax assets/(liabilities) in the balance sheet are as follows:

	March 31,
	2003	2002
(in millions)	£	£

Net deferred tax assets
Net operating losses	670	640
Provisions and other expenses	90	105
SFAS 133	21	—
Pension and post-retirement benefits	93	10
Investment write-downs	3	20

Sub total	877	775
Valuation allowance	(841)	(715)

Sub total	36	60

Net deferred tax liabilities
Property and equipment	(8)	(20)
Intangible assets (other than goodwill)	(33)	(45)

Sub total	(41)	(65)

Total	(5)	(5)

      As of March 31, 2003 the net deferred income tax liability of £5 million (2002, £5 million) was presented in the balance sheet based on tax jurisdiction as required by SFAS 109, Accounting for Income Taxes, as a non-current deferred tax liability of £5 million (2002, £5 million).

      As of March 31, 2003 approximately £2.3 billion of net operating losses were available to be carried forward. A full valuation allowance has been recorded against the deferred tax asset in relation to such losses in 2003 and 2002 due to the fact that it is more likely than not, that such assets will not be realized. If unused, £615 million will expire between 2007 and 2023. The remainder of £1.6 billion does not expire.

      Although the Company has in excess of £2 billion of net operating tax losses as of March 31, 2003, these may be unavailable to cover earlier years that are open for or under tax audit. In addition, in some jurisdictions the loss carry forwards will be forfeited (this applies to the U.S.) or could be restricted (this may apply to Germany and the U.K.) following the Company’s Financial Restructuring. There will be ongoing tax cash costs, therefore, where losses are unavailable.

      No deferred tax assets have been provided for the undistributed losses to the extent that they are permanently reinvested in the Company’s non-U.K. operations.

      The tax on discontinued operations and on the disposal of discontinued operations is £nil.

21. Related party transactions

      The Company and its subsidiaries had sales and purchases during the year with equity investments, joint ventures and associates, which are not consolidated, during fiscal 2003, 2002 and 2001. All transactions are in the ordinary course of business. The primary transactions between the Company and related parties are summarized as follows:

	Year ended
	March 31, 2003
	MMFG(1)	Other
(in millions)	£	£

Statement of operations:
Net sales	—	30
Purchases	—	—
Balance sheet:
Trade receivables	—	26
Trade payables	—	9

	Year ended
	March 31, 2002
	MMFG(1)	Other
(in millions)	£	£

Statement of operations:
Net sales	25	40
Purchases	1	14
Balance sheet:
Trade receivables	—	26
Trade payables	—	9

	Year ended
	March 31, 2001
	MMFG(1)	Other
(in millions)	£	£

Statement of operations:
Net sales	90	59
Purchases	1	1
Balance sheet:
Trade receivables	25	28
Trade payable	1	9

(1)	MMFG — Marconi Medical Financial Group (formerly known as Picker Financial)

      All the contracts and other arrangements are with Atlantic Telecommunications Limited/ GaMMa, Alstom and the joint ventures described below which management believe have been on arm’s-length terms.

Atlantic Telecommunications Limited/ GaMMa

      The Company owned 19.7% of Atlantic Telecommunications Limited (Atlantic). Atlantic went into administration on October 5, 2001. GaMMa acquired certain assets from Atlantic in bankruptcy. The Company received a 14.3% beneficial holding in GaMMa in December 2001, in consideration of the waiver of retention of title claims against certain assets of Atlantic, the grant of software licenses and procurement of the assignment of the indefeasible right of use terms granted by Easynet. Under the terms of the agreement with GaMMa, the Company will receive warrants equating to 1.7% of the authorized share capital of GaMMa.

Alstom

      The Company owned approximately 24% of Alstom until February 2001, when it disposed of 18% through a public offering of shares. Upon the initial public offering of Alstom in 1998, prior to which we had a 50% stake in GEC Alstom, as it was called prior to the initial public offering, the Company entered into a transitional services agreement providing for the termination of existing group services provided by the Company to Alstom except that the Company would continue to provide transitional services in the fields of research and development, real estate management, bulk purchasing, and environmental advice and insurance. These transitional services are now largely completed, and as a result, among others, the Company no longer provide insurance services to Alstom. The Company does however, have an ongoing maintenance contract and provide some supply works on Alstom’s Northern Line. From time to time in the ordinary course of business, the Company supplies products or services to Alstom and Alstom supplies products or services to the Company. In June 2001, the Company disposed of its remaining interest in Alstom.

CosmoCom

      As of June 18, 2003, Marconi Capital Limited owned 5.7% of CosmoCom, Inc. CosmoCom, Inc. develops and deploys call center products and services. Marconi Communications International Limited, or MCIL, entered into a Value Added Reseller Agreement with CosmoCom, Inc. on March 3, 2000, as amended by Amendment No. 1, dated September 8, 2000, the VAR, whereby would act as a reseller of certain CosmoCom, Inc. products. Subject to other terms of the VAR, including the termination provisions contained therein, MCIL was required to purchase products and/or services of $12,000,000 over approximately a three year period. On or about October 29, 2001, MCIL advised CosmoCom, Inc. that it was terminating the VAR, and is making no further purchases at this time. During the term of the VAR, purchased approximately $1.5 million of products and/or services. MCIL and CosmoCom are currently involved in litigation wherein each party asserts that the other party has breached the VAR.

Marconi (Malaysia) SDN BHD

      Marconi Communications S.p.A. owns a 30% shareholding in Marconi (Malaysia) SDN BHD, a business that sells and installs telecommunications equipment. During the fiscal year ended March 31, 2003, the Company supplied network equipment products totaling £23.1 million to Marconi (Malaysia) SDN BHD, at arm’s-length terms.

Ultramast

      The Company formed a joint venture company with Railtrack Telecom Services Limited, or RTSL, on April 26, 2001 to support the deployment of next generation broadband wireless networks. The Company and RTSL each had a 50 percent interest in the joint venture company until February 2003 when the Company settled litigation with RTSL and RTSL assumed full control of Ultramast. Albany Partnership Ltd., or APT, a wholly owned subsidiary of the Company, has a consultancy agreement with Ultramast to provide it with telecommunications consultancy services to design, construct and maintain masts for the next generation networks. Ultramast also has an agreement with ipsaris Limited under which ipsaris is nominated as the preferred supplier for connectivity for the telecommunications network.

Confirmant

      Confirmant is a 50-50 joint venture between Marconi Corporation plc and Oxford Glyco Sciences (U.K.) Limited, a wholly owned subsidiary of Oxford Glyco Sciences plc. Confirmant was formed in June 2001 for the purpose of completing and then offering for subscription a proteomic database and for providing managed hosting services to the biotech sector. Although the Company’s outstanding contracts with Confirmant have not been formally cancelled, all members of the Confirmant board of directors have acknowledged that they are de facto cancelled and, therefore, the Company has no remaining liability under those contracts.

Easynet Group plc

      In February 2002, the Company was obliged to acquire by a put option 1,324,054 ordinary shares in Easynet for £20 million. The Company disputed the legal basis of the put option and entered into litigation with Railtrack Group. In February 2003, the litigation with Railtrack Group was settled and the Company became beneficial owners of the 1,324,054 Easynet ordinary shares under the put option. Consequently, the £20 million and related impairment have been reflected in equity in loss of affiliates. The put option increased the equity holding to 72.7% and the holding of voting shares to 51.6%. However, under the Articles of Association of Easynet and a relationship agreement with Easynet, the voting rights in Easynet are limited to 49.9%. Accordingly, Easynet applied in April 2003 to the U.K. Listing Authority to cancel the 1,324,054 ordinary shares and non-voting convertible shares have been issued to the Company in exchange. Since the Company were not able to exercise control over Easynet at anytime, the Company have continued to account for Easynet using the equity method of accounting.

      No significant transactions with directors or other executive officers of the Company have occurred during fiscal 2003 and 2002. Sir Alan Rudge, a non-executive director of the Company and non-executive chairman of MSI (acquired in 2001), held a substantial number of share options in MSI. At completion, he received approximately $5.3 million from MSI in respect of the cancellation of his options. Sir Alan Rudge did not participate in that part of any board meeting, which considered the acquisition of MSI, nor did he receive any board papers related thereto.

      During fiscal 2001, the Company made sales of equipment and services to Atlantic totaling £26.5 million. These sales formed part of the consideration of £113 million given in exchange for shares in Atlantic, which were recorded as an equity investment in fiscal 2000.

22. Subsidiary company and equity investee information

      The following table provides information on the principal subsidiary undertakings and other associated companies, that the Company considers will likely have a significant impact on the assessment of the assets and liabilities, the financial position and/or the profits and losses of the Company to March 31, 2003. Except where stated otherwise, each of these companies is wholly owned by a member of the Company and the share capital is fully paid.

Name	Registered Office

Network Equipment and Services
Marconi Communications Limited	New Century Park, PO Box 53, Coventry CV3 1HJ, England
Marconi Communications S.p.A.	Via Ludovico Calda 5, 16153 Genoa, Italy
Marconi Communications, Inc.	c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801, U.S.A
Marconi Communications GmbH	Gerberstrasse 33, D 71522 Backnang, Germany
Capital
Marconi Mobile S.p.A.(1)	Via A. Negrone 1/A, 16153 Genoa, Italy
Other Associated Companies
Easynet Group plc (72.7% group equity share; 49.9% voting share)(2)	44-46 Whitfield Street, London W1T 2RJ, England

(1)	Marconi Mobile S.p.A. was sold as part of the disposal of Marconi Mobile Holdings S.p.A. to Finmeccanica S.p.A. on August 2, 2002.

(2)	See note 13, Investments in affiliates.

23. Subsequent events

Financial Restructuring

      On May 19, 2003, the Company and its former subsidiary, Marconi Corporation plc, concluded a Financial Restructuring. The Financial Restructuring was effected through two separate “schemes of arrangement” under the U.K. Companies Act 1985. A scheme of arrangement is a procedure under English law through which a company may enter into a voluntary compromise or arrangement with one or more classes of its creditors to effect a Financial Restructuring of its financial obligations. One scheme of arrangement involved all of the creditors of the Marconi Corporation plc, other than certain excepted categories of creditors but including the syndicate banks and bondholders to whom their primary financial indebtedness was owed. The second scheme of arrangement involved creditors of the Company. In connection with the Financial Restructuring, we ceased to be a member of the Marconi group.

      The Financial Restructuring of the Marconi group covered approximately £4.8 billion of creditors’ claims comprising £4.0 billion of syndicated bank debt and externally held U.S. dollar and euro denominated bonds and £800 million of related party debt. The Company expects to recognize a gain upon the extinguishment of its liabilities under the terms of the Financial Restructuring in the year ending March 31, 2004.

      In connection with the Financial Restructuring, the ordinary shares of Marconi plc were delisted from the London Stock Exchange. While Marconi plc’s ordinary shares remain outstanding, all of Marconi plc’s remaining assets, other than assets necessary to fund the cost of administering its scheme of arrangement, will be distributed to Marconi plc’s creditors over time in accordance with its scheme of arrangement. The current plan is that the Company will be liquidated or dissolved in the future following the completion of those distributions.