Form 20-F
period 2004-03-31
M 2003 PLC
filed 2004-10-08
CIK 1122133

As filed with the Securities and Exchange Commission on October 8, 2004

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2004 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to

Commission File Number 333-12430

M (2003) plc

Formerly Marconi plc
(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organization)

8 Salisbury Square

London EC4Y 8BB
United Kingdom
(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 2 ordinary shares, nominal value 5 pence per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2004:

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

ITEM 17 ☐                  ITEM 18 ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

          Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

YES ☒                  NO ☐

*	We have responded to Item 18 in lieu of responding to this Item.

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

      On May 19, 2003, M (2003) plc (then known as Marconi plc) and Marconi Corporation plc concluded the financial restructuring of the Marconi group. The financial restructuring was effected through separate schemes of arrangement under the U.K. Companies Act 1985 for each of M (2003) plc and Marconi Corporation plc. As a result of the restructuring, the shares that M (2003) plc held in Marconi Corporation plc were cancelled. Marconi Corporation plc became the new parent holding company of the Marconi group and M (2003) plc ceased to be a member of the Marconi group. On October 21, 2003, Marconi plc changed its name to M (2003) plc. M (2003) plc no longer conducts any business and does not intend to revive any business operations. In this annual report, the terms “we”, “us”, “our”, “Marconi”, “the Company” refer to M (2003) plc and, prior to May 19, 2003, its subsidiaries and joint ventures, as the context requires.

      Under the terms of the M (2003) plc scheme of arrangement, all of our assets, other than those necessary to fund the administration of the scheme and the company will be distributed to scheme creditors in accordance with the scheme of arrangement. We expect to dissolve M (2003) plc at approximately the same time as the completion of these distributions to scheme creditors. While M (2003) plc shares, and ADRs representing M (2003) plc shares, remain outstanding following the effectiveness of the financial restructuring, we believe that there will be no circumstances under which any additional value will be returned to shareholders of M (2003) plc. As that is the case, we believe M (2003) plc shares and ADRs are worthless.

      M (2003) plc is incorporated as a public limited company under the laws of England and Wales. We state our financial statements in United Kingdom (U.K.) pounds sterling. In this annual report, references to pounds sterling, pounds or £ and to pence or p are to the currency of the United Kingdom, references to euro or € are to the common legal currency of the members of the European monetary union, and references to United States (U.S.) dollars, U.S.$ or $ are to the currency of the United States of America.

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

      Our fiscal year ends on March 31. Unless otherwise specified, all references in this annual report to our fiscal year refer to a twelve-month financial period ending March 31. For example, fiscal 2004 represents the fiscal year beginning on April 1, 2003 and ending on March 31, 2004.

      The consolidated financial statements contained in this annual report have been prepared in accordance with accounting principles generally accepted in the United States, known as U.S. GAAP.

      Various amounts and percentages set forth in this annual report may have been rounded and, accordingly, may not total.

      The information concerning equity affiliates contained in this annual report, including financial information, has been taken from or based on publicly available documents and, where applicable, records on file with the U.S. Securities and Exchange Commission (SEC), supplemented by additional information obtained in our capacity as shareholders.

      Solely for convenience, this annual report contains translations of certain U.K. pounds sterling amounts into U.S. dollars at specified rates. These are simply translations and you should not expect that a U.K. pounds sterling amount actually represents a stated U.S. dollar amount or that it could be converted into U.S. dollars at the rate suggested, or any other rate. In this annual report, the translations of U.K. pounds sterling amounts into U.S. dollars, where indicated, have been made at the rate of U.S.$1.84 per £1.00, the noon buying rate for cable transfers of U.K. pounds sterling, as reported by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on March 31, 2004. The Noon Buying Rate on October 7, 2004 was U.S.$1.78 per £1.00.

PART I

Item 1: Identity of Directors, Senior Management and Advisers

      This item is not applicable.

Item 2: Offer Statistics and Expected Timetable

      This item is not applicable.

Item 3: Key Information

SELECTED CONSOLIDATED FINANCIAL DATA

      The selected historical consolidated financial information presented below as at and for each of the five years ended March 31, 2000 through 2004, has been derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP.

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

SELECTED CONSOLIDATED FINANCIAL DATA — (continued)

	At and for the fiscal year ended March 31,
	2004	2004	2003	2002	2001	2000
	$(3)	£	£	£	£	£

	(in millions, except share data)
STATEMENT OF OPERATIONS DATA:
Revenues
Network Equipment	184	100	1,131	1,812	3,268	2,535
Network Services	125	68	743	969	1,016	543
Other	—	—	22	465	637	824

Total	309	168	1,896	3,246	4,921	3,902

Operating loss(1)	(107)	(58)	(608)	(6,392)	(52)	(380)
Other income/(expense), net(2)	4,297	2,335	(295)	23	310	(106)
Income/(loss) from continuing operations before income taxes, minority interest and cumulative effect of changes in accounting principles	4,190	2,277	(903)	(6,369)	258	(486)
Income/(loss) from continuing operations before cumulative effects of changes in accounting principles	4,188	2,276	(756)	(6,094)	101	(451)
Cumulative effects of changes in accounting principles(5)	—	—	—	(240)	—	—
Net income/(loss)	4,188	2,276	(807)	(6,150)	180	285
Cash dividends declared per common share (4)
£ per share	—	—	—	—	£0.05	£0.11
$ equivalent per share	—	—	—	—	$0.08	$0.17
BALANCE SHEET DATA:
Total assets	17	9	3,111	4,925	11,683	9,426
Net assets/(liabilities)	17	9	(2,500)	(1,493)	4,805	4,468
Capital stock	1,471	799	1,220	1,203	946	622
Shares issued and outstanding (millions)	2,793	2,793	2,793	2,793	2,785	2,724

Notes:

(1)	For fiscal 2002, operating loss is reflected after business restructuring and asset impairment charges of £5,319 million. For further information about this income/(charges), see consolidated financial statements contained elsewhere herein.

(2)	For fiscal 2004, other income includes a gain on financial restructuring of £2,183 million and a gain on settlement of equity forward contracts of £123 million. For fiscal 2002, other income includes a gain on early retirement of debt of £166 million which was previously shown as extraordinary income. This reclassification has been made on adoption of SFAS 145, Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.

(3)	The consolidated financial statements are presented in millions of U.K. pounds sterling. U.S. dollar amounts are presented solely for the convenience of the reader at the rate of £1.00 = $1.84, the noon buying rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2004. These translated amounts should not be construed as representations that the U.K. pounds sterling amounts could have been, or could in the future, be converted into U.S. dollars at this or any other exchange rate.

(4)	Dividend payments were made out of net income, which included income from discontinued operations.

(5)	We adopted EITF 00-19, Accounting for Derivative Instruments Indexed to, and Potentially Settled in, the Company’s Own Stock, in fiscal 2002. The value of such instruments, as of the implementation date, was recorded as a cumulative effect of a change in accounting principles of £240 million in fiscal 2002.

EXCHANGE RATE INFORMATION

      The Noon Buying Rate for pounds sterling expressed in U.S. dollars per pounds sterling on October 7, 2004 was £1.00 = U.S.$1.78.

      The following table sets forth the high and low noon buying rate for pounds sterling expressed in U.S. dollars per pound sterling for each of the previous six months:

2004	High	Low

April	1.8564	1.7674
May	1.8369	1.7544
June	1.8387	1.8090
July	1.8734	1.8160
August	1.8459	1.7921
September	1.8105	1.7733

      The following table sets forth the average noon buying rate for pounds sterling expressed in U.S. dollars per pound sterling for each of the five most recent fiscal years, based on the noon buying rate on the last business day of each month.

Fiscal year ended March 31,	Average

2000	1.6085
2001	1.4737
2002	1.4320
2003	1.5541
2004	1.8400

RISK FACTORS

      As a result of our financial restructuring, we have ceased business operations and intend to distribute our remaining assets to our creditors.

      On May 19, 2003, we concluded the financial restructuring of the Marconi group. The financial restructuring was effected through separate schemes of arrangement under the U.K. Companies Act 1985 for each of M (2003) plc and Marconi Corporation plc. As a result of the restructuring, the shares that M (2003) plc held in Marconi Corporation plc were cancelled. Marconi Corporation plc became the new parent holding company of the Marconi group and we ceased to be a member of the Marconi group. M (2003) plc no longer conducts any business and does not intend to revive any business operations.

      Under the terms of the M (2003) plc scheme of arrangement, all of our assets, other than those necessary to fund the administration of the scheme and the Company, will be distributed to scheme creditors in accordance with the scheme of arrangement. We expect to dissolve M (2003) plc at approximately the same time as the completion of these distributions to scheme creditors. While M (2003) plc shares, and ADRs representing M (2003) plc shares, remain outstanding following the effectiveness of the financial restructuring, we believe that there will be no circumstances under which any additional value will be returned to shareholders of M (2003) plc. As that is the case, we believe M (2003) plc shares and ADRs are worthless.

Item 4: Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

      M (2003) plc, formerly Marconi plc, is a public limited company incorporated and domiciled in England and Wales and operating under the U.K. Companies Act 1985. M (2003) plc was incorporated as a public limited company in England in 1999. The address and telephone number of its registered office are 8 Salisbury Square, London EC4Y 8BB, United Kingdom and +44 (0)24 7656 5606.

      Until the effectiveness on May 19, 2003 of the schemes of arrangement described below under the caption “Financial Restructuring”, M (2003) plc was the parent company of Marconi Corporation plc and its subsidiaries, which operated (and continues to operate) the business of the Marconi group. As a result of the effectiveness of those schemes of arrangement, we ceased to be a member of the Marconi group and ceased business operations. Unless the context otherwise requires, the discussion below relates to the business and operations of the Marconi group that was, and continues to be, operated through the former direct and indirect subsidiaries of M (2003) plc.

      On October 21, 2003, Marconi plc changed its name to M (2003) plc.

Financial Restructuring

      On May 19, 2003, the Marconi group concluded its financial restructuring. The restructuring was effected through two separate “schemes of arrangement” under the U.K. Companies Act 1985. A scheme of arrangement is a procedure under English law through which a company may enter into a voluntary compromise or arrangement with one or more classes of its creditors to effect a restructuring of its financial obligations. One scheme of arrangement involved all of the creditors of Marconi Corporation plc, other than certain excepted categories of creditors but including the syndicate banks and bondholders to whom our primary financial indebtedness was owed. The second scheme of arrangement involved creditors of M (2003) plc. As a result of the restructuring, the shares that M (2003) plc held in Marconi Corporation plc were cancelled. Marconi Corporation plc became the new parent holding company of the Marconi group, and M (2003) plc ceased to be a member of the Marconi group.

      The financial restructuring covered approximately £4.8 billion of creditors’ claims, comprising £4.0 billion of syndicated bank debt and externally held U.S. dollar and euro denominated bonds and £800 million of related party debt. In exchange for the cancellation of their claims against us and Marconi Corporation plc, on May 19, 2003 the creditors covered by these schemes of arrangement received:

•	Cash: £340 million in cash;

•	Senior Notes: U.S.$717,139,584 (approximately £437 million) in aggregate principal amount of new guaranteed senior secured notes due April 2008 issued by Marconi Corporation plc, with interest payable quarterly in cash at a rate of 8% per annum. Since the implementation of the schemes, Marconi Corporation plc has fully redeemed for U.S. dollars these Notes;

•	Junior Notes: U.S.$486,881,472 (approximately £297 million) in aggregate principal amount of new guaranteed junior secured notes due October 2008 issued by Marconi Corporation plc, with interest payable quarterly in cash at a rate of 10% per annum or, at our option, in kind, by issuing additional junior notes, at a rate of 12% per annum. Since the implementation of the schemes, Marconi Corporation plc has fully redeemed for U.S. dollars these Notes; and

•	Marconi Corporation plc Shares: 995 million ordinary shares, representing 99.5% of Marconi Corporation plc’s issued ordinary share capital on May 19, 2003.

      In addition, Marconi Corporation plc issued 5 million ordinary shares, representing 0.5% of its issued ordinary share capital upon consummation of the financial restructuring, and warrants to subscribe for up to 50 million additional ordinary shares, equal to 5% of its issued ordinary share capital upon consummation of the financial restructuring, to shareholders of M (2003) plc. In connection with the restructuring Marconi

Corporation plc listed its ordinary shares on the London Stock Exchange and established an ADR program in respect of those shares.

      In connection with the financial restructuring, our ordinary shares were delisted from the London Stock Exchange. Under the terms of the M (2003) plc scheme of arrangement, all of our assets, other than those necessary to fund the administration of the scheme and the Company, will be distributed to scheme creditors in accordance with the scheme of arrangement. We expect to dissolve M (2003) plc at approximately the same time as the completion of these distributions to scheme creditors. While M (2003) plc shares, and ADRs representing M (2003) plc shares, remain outstanding following the effectiveness of the financial restructuring, we believe that there will be no circumstances under which any additional value will be returned to shareholders of M (2003) plc. As that is the case, we believe M (2003) plc shares and ADRs are worthless.

      Prior to the financial restructuring, we had issued options in respect of M (2003) plc’s shares to Marconi group employees under a number of different option plans. In order to hedge some of the potential cost of acquiring the shares necessary to satisfy the group’s obligations under these plans, we, through an ESOP trust entity, entered into contracts, which we refer to as ESOP derivative transactions, to purchase shares in the future at prices that were fixed at the dates of the contracts. In connection with the restructuring process, on March 26, 2003 we and Marconi Corporation plc entered into a final settlement with the banks, which we refer to as the ESOP derivative banks, that were the counterparties under the ESOP derivative transactions. This settlement agreement definitively settled the claims of the ESOP derivative banks against M (2003) plc and Marconi Corporation plc in relation to the ESOP derivative transactions. Under the settlement, which was conditional on Marconi Corporation plc’s financial restructuring becoming effective, we paid a total of £35 million to the ESOP derivative banks and the claims of the ESOP derivative banks under the ESOP derivative transactions were excluded from our and Marconi Corporation plc’s schemes of arrangement.

      On May 6, 2004, the M (2003) plc scheme supervisors authorized a further distribution to creditors as a consequence of the settlement of a Marconi Corporation plc scheme claim, referred to as the Millionerrors claim. At the time of this distribution, the prevailing share price and exchange rate resulted in the distribution of consideration approximately equivalent to 2 pence per pound of admitted claims.

BUSINESS OVERVIEW

      Until the effectiveness on May 19, 2003 of the schemes of arrangement of M (2003) plc and Marconi Corporation plc, M (2003) plc was the parent company of Marconi Corporation plc and its subsidiaries, which operated (and continues to operate) the business of the Marconi group. As a result of the effectiveness of the M (2003) plc and Marconi Corporation plc schemes of arrangement, we ceased to be a member of the Marconi group and ceased our business operations. The business of the Marconi group continues to be operated by Marconi Corporation plc, the current parent holding company of the Marconi group, and its subsidiaries.

      As a consequence of the schemes of arrangement, we no longer conduct any business, and we do not intend to revive any business operations.

      Prior to May 19, 2003, we, through our former Marconi group subsidiaries, were a global vendor of telecommunications equipment and services. A description of the business that we used to conduct is contained in our previous annual reports on Form 20-F filed with the Securities and Exchange Commission. Our only remaining, dormant and non trading, subsidiaries are listed in Note 22 of the Notes to the Consolidated Financial Statements included in this annual report.

PROPERTY, PLANT AND EQUIPMENT

      Our registered office is located at 8 Salisbury Square, London EC4Y 8BB, United Kingdom. We currently have no property, plant or equipment.

Item 5: Operating and Financial Review and Prospects

      This discussion and analysis should be read in conjunction with “Key Information — Risk Factors”, the “Key Information — Selected Consolidated Financial Data” and the consolidated financial statements and related notes and the descriptions of our businesses included elsewhere in this document.

Recently issued accounting pronouncements not yet adopted

      The Company does not anticipate that the adoption of any recently issued accounting pronouncements that have yet to be adopted will have a material impact on its financial position, cash flows or results of operations because, after completion of the financial restructuring, the Company has no trading activities.

Overview

      On May 19, 2003, the Marconi group concluded its financial restructuring, which was effected through two separate schemes of arrangement under the U.K. Companies Act 1985. As a result of the restructuring, we ceased to be a member of the Marconi group and ceased business operations. See the additional discussion of our financial restructuring in “History and Development of the Company — Financial Restructuring” and “— Liquidity and Capital Resources” below. Unless the context otherwise requires, the discussion below relates to the business and operations of the Marconi group that was operated by the former direct and indirect subsidiaries of M (2003) plc.

      Additionally, because the financial restructuring occurred approximately seven weeks into fiscal 2004, any comparison of specific financial statement line items between fiscal 2004 and fiscal 2003 is not meaningful, and therefore a more detailed year to year comparison has not been included.

Results of operations

Fiscal 2004 compared to fiscal 2003

      Prior to the financial restructuring on May 19, 2003, group companies generated revenue of £168 million and an operating loss of £58 million from the group’s network equipment and network services businesses.

Business restructuring charges

          Employee severance

      We recorded a charge of £4 million in fiscal 2004 associated with redundancy payments for our employees. £2 million of this was paid out in cash prior to the restructuring, and the remaining balance of £2 million was transferred to Marconi Corporation plc at the time of the restructuring. We also made cash payments of £10 million in connection to charges incurred in fiscal 2003.

          Advisor fees

      We incurred no charges relative to advisor fees in fiscal 2004. In fiscal 2004 we made cash payments of £6 million in connection with charges incurred in fiscal 2003, and the balance of £4 million incurred in fiscal 2003 was transferred to Marconi Corporation plc at the time of the restructuring.

Accounting effects of the financial restructuring

      In connection with the financial restructuring of the Marconi Group, the shares that M (2003) plc held in Marconi Corporation plc were cancelled, and M (2003) plc divested fully of its interests in the Marconi Group for nil proceeds. This resulted in a gain of £3,281 million on the transfer of ownership of the Marconi Group being equivalent to its consolidated net liabilities. On the same date the scheme of arrangement of Marconi Corporation plc came into effect resulting in an £804 million receivable from the Marconi Group being waived by M (2003) plc and its subsidiary undertakings reducing the net gain to £2,477 million. This has been accounted for by a gain of £2,183 million recorded in the consolidated statement of operations within other income and a credit of £294 million recorded in the consolidated statement of shareholders’

equity relating principally to the minimum pension liability. Expenses incurred by the Scheme Supervisors in the administration of the scheme post May 19, 2003 to March 31, 2004 are approximately £0.3 million.

      Because the financial restructuring was implemented by way of two separate schemes of arrangement under section 425 of the U.K. Companies Act 1985, the gain on financial restructuring described above will not give rise to any taxable amounts.

      Pursuant to the M (2003) plc scheme of arrangement, the remaining assets of M (2003) plc will be distributed to scheme creditors, and it is intended that M (2003) plc will be dissolved. There will be no circumstances under which any value will be returned to shareholders under the terms of the scheme.

Fiscal 2003 compared to fiscal 2002

Revenues

      The following table sets forth our revenues by geographical region of destination for the two years ended March 31, 2003 as reported under U.S. GAAP:

	2003		2002
		% of		% of
	£	revenues	£	revenues

United Kingdom	500	26.4%	837	25.8%
Italy	156	8.2%	201	6.2%
Other	512	27.0%	757	23.3%

Total Europe, Middle East and Africa (EMEA)	1,168	61.6%	1,795	55.3%
United States	519	27.4%	1,064	32.7%
Central and Latin America (CALA)	62	3.3%	118	3.7%
Other	15	0.8%	39	1.2%

Total Americas	596	31.4%	1,221	37.6%
Asia-Pacific (APAC)	132	7.0%	230	7.1%

Total revenues	1,896	100.0%	3,246	100.0%

      Approximately 37%, 24% and 28% of our fiscal 2003 revenues were made in Sterling, Euros and U.S. dollars, respectively as compared with 33%, 21% and 31%, respectively in fiscal 2002.

      The average currency exchange rates for the Euro to the Sterling were 1.55 and 1.63 in fiscal 2003 and 2002, respectively. The average currency exchange rates for the U.S. dollar to the Sterling were 1.55 and 1.43 in fiscal 2003 and 2002, respectively.

      Total revenues of £1,896 million in fiscal 2003 reflected a decrease of £1,350 million or 42% as compared with £3,246 million in fiscal 2002. This decrease, observed across all major geographic zones and product lines, was primarily the result of continued reduced demand in the global market for telecommunications equipment and services, resulting in lower sales in our Network Equipment and Network Services segments. Sales in our Capital segment also declined substantially since the previous year as a result of business disposals and, in particular, the disposal of Marconi Applied Technologies in fiscal 2003 and Marconi Commerce Systems in fiscal 2002.

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

      Revenues in EMEA, of £1,168 million, fell by £627 million or 35% as compared to £1,795 million in fiscal 2002. A large proportion of this decline related to Optical Networks as telecom operators maximized utilization in their existing networks to the detriment of new network build. Other types of Network

Equipment sales also featured significant declines throughout EMEA, compared to the previous year, in particular access systems in the German market. Sales of Network Services in EMEA also fell from the previous year though were comparatively more robust than Network Equipment sales largely as a result of the phasing of long-term service contracts, particularly in the Middle East and the U.K.

      Revenues in the U.S., of £519 million, fell by £545 million or 51% in fiscal 2003 as compared to £1,064 million in fiscal 2002. A large proportion of the reduction related to the Outside Plant and Power business. As in EMEA, the poor general market conditions led to substantial reductions in capital expenditure by U.S. telecom operators. U.S. sales of Optical Networks in fiscal 2003 amounted to only £4 million following the Group’s decision to cease development and manufacture of its SONET product range in April 2002.

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

      Revenues in APAC, of £132 million, fell by £98 million or 43% in fiscal 2003 as compared to £230 million in fiscal 2002. The main area of decline was Optical Networks, and this was mainly as a result of the lower levels of sales recorded in China following the completion of large network build projects in the region in fiscal 2002. There were also delays to certain major build projects by a number of the Group’s Chinese customers.

Gross margin

      Gross margin of £374 million in fiscal 2003 reflected an increase of £425 million as compared to (£51) million in fiscal 2002. Inventory write-downs and other charges negatively and significantly affected gross margin in fiscal 2002, with approximately £647 million related to inventory write-downs and other charges and an additional £158 million related to manufacturing outsourcing agreements recorded in fiscal 2002. The continuing deterioration in market conditions resulted in an additional £25 million write-down of inventory in fiscal 2003 relative to slow moving and obsolete inventories.

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

          Research and development

      Research and development expenses of £290 million, or 15.3% of revenues, in fiscal 2003 decreased £235 million or 44.8% as compared with £525 million or 16.2% of revenues in fiscal 2002. The majority of the cost savings were achieved as a result of headcount reductions and significant site rationalization, consolidation and closure initiatives, particularly in Europe, the U.S., Canada and Israel. Other factors contributing to the overall reduction in R&D expenditure included lower levels of third party and materials spend, continued reductions in the level of depreciation as a result of the write-down of development and test models relating to well-established or discontinued products and lower levels of capital expenditures. Optical Networks remained the key focus of our R&D investment, accounting for 40% of total Network Equipment and Network Services R&D expenses in fiscal 2003 as compared with 34% of total Network Equipment and Network Services R&D expenses in fiscal 2002. European Access, North American Access and BBRS accounted for 19%, 5% and 23% of Network Equipment and Network Services R&D spend in fiscal 2003 as compared with 22%, 9%, and 23% of Network Equipment and Network Services R&D spend in fiscal 2002, respectively, with greater than 50% of these expenditures focused on the further development of our multi-service core switch-router, the BXR-48000. The remaining 13% of our R&D expenses incurred in fiscal 2003 related mainly to OPP and wireless software developments within Network Services.

          Amortization of goodwill

      Effective April 1, 2002, we discontinued amortizing goodwill upon the adoption of Statement of Financial Accounting Standard No. (“SFAS”) 142. As a result, there was no amortization expense in fiscal 2003 as compared with £393 million or 12.1% of revenues in fiscal 2002.

          Amortization of intangibles

      Intangible asset amortization expense of £44 million or 2.3% of revenues in fiscal 2003 increased by £1 million, or 2.3%, as compared with intangible assets amortization expense of £43 million or 1.3% of revenues in fiscal 2002.

          Business restructuring charges

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

      The following table summarizes the activity relative to business restructuring charges reflected as charges to operating expenses in fiscal 2003 and the balances remaining in other liabilities at March 31, 2003:

	Utilized
	Balance at				Balance at
	March 31,	Charged in	Net cash	Non cash	March 31
	2002	fiscal 2003	payments	movement	2003
(in millions)	£	£	£	£	£

Business restructuring costs:
Employee severance	30	128	148	—	10
Site rationalization	40	36	30	—	46
Contractual commitments and other Restructuring	13	—	—	10	3
Systems implementation	24	(7)	17	—	—
Advisor fees	—	73	63	—	10

Total	107	230	258	10	69

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

          Contractual commitments and other restructuring

      During fiscal 2002, we recorded a charge of £46 million in respect of other costs associated with our business reorganization program. We made cash payments of £26 million during fiscal 2002 and recorded a non-cash charge of £7 million, leaving a balance at March 31, 2002 of £13 million. Of this balance, non-cash costs of £10 million were charged during fiscal 2003 leaving a balance of £3 million at March 31, 2003.

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

          Advisor fees

      The charge of £73 million that we recorded in fiscal 2003 relative to advisor fees represented charges from our external advisors with respect to our financial restructuring and administration of M (2003) plc. We made cash payments totaling £63 million during fiscal 2003 and a balance of £10 million remained at March 31, 2003.

	Utilized
				Balance at
	Charged in	Net cash	Non cash	March 31
	fiscal 2002	payments	movement	2002
(in millions)	£	£	£	£

Business restructuring costs:
Employee severance	237	207	—	30
Site rationalization	40	—	—	40
Contractual commitments and other Restructuring	46	26	7	13
Systems implementation	73	49	—	24

Total	396	282	7	107

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

          (Loss)/gain on sales of investments

      We recorded a loss on the sale of investments of £5 million or 0.3% of revenues in fiscal 2003 as compared with a gain of £89 million or 2.7% of revenues in fiscal 2002. In fiscal 2002, we recognized gains of £282 million on the disposal of our investments in Lottomatica S.p.A., General Domestic Appliances, Siemens Telcommunications Pty Ltd, ipsaris Limited and our remaining stake in Alstom. These gains were partially offset by charges of £154 million related to other investments including NetDecisions Holdings Limited, Easynet Group plc and Atlantic Telecom Group plc.

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

          Other income

      We recorded a gain of £34 million or 1.8% of revenues in fiscal 2003 related to adjustments to purchase consideration in respect of prior acquisitions. The gain of £166 million in fiscal 2002 related to the repurchase of approximately Euro 325 million of euro-bonds and U.S.$261.1 million of yankee bonds previously issued by Marconi Corporation plc. The bonds had a fair value (after unamortized discount) at repurchase of approximately £375 million. There were no repurchases in fiscal 2003.

          Interest expense, net

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

          Income tax expense

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

          Equity in loss of affiliates

      We recognized a loss on equity in loss of affiliates of £62 million or 3.3% of revenues in fiscal 2003 as compared with a loss of £196 million or 6.0% of revenues in fiscal 2002. This loss in fiscal 2003 related primarily to losses in Easynet (£22 million) and losses in joint ventures of £40 million. The loss of £196 million or 6.0% of revenues in fiscal 2002 was primarily a result of our share of the net losses in Easynet. As at December 31, 2002, Easynet had net liabilities under U.S. GAAP of which our share was approximately £40 million. Since we had no commitment to provide further financing to Easynet, we discontinued recording our share of Easynet’s losses once we reduced the carrying value of our investment to £nil.

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

          Cumulative effect of changes in accounting principles

      At March 31, 2001, the Marconi Employee Trust had entered into various agreements to purchase shares of M (2003) plc’s common stock from various counter parties in order to satisfy market purchase obligations related to share option plans. The contracts were recorded in temporary equity at an amount equivalent to the net cash settlement of the shares outstanding under the contracts at March 31, 2001. On June 30, 2001, we adopted Emerging Issues Task Force (EITF) No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, which requires such instruments to be marked to market and the obligations recorded as a liability. As a result, we recorded a cumulative effect of change in accounting principle of £240 million related to the loss on such instrument as of the implementation date in fiscal 2002 (June 30, 2001), which was previously recorded within additional paid in capital.

      Subsequent to the implementation date, we recorded additional market losses of £95 million from the implementation date up to March 31, 2002 in other expenses in the statement of operations. There were no additional market losses recognized in fiscal 2003.

Liquidity and capital resources

Sources of liquidity

      We have no external sources of liquidity. We have cash on hand sufficient to meet our anticipated ongoing administrative costs for the foreseeable future. Under the terms of the M (2003) plc scheme of arrangement, all of our assets, other than those necessary to fund the administration of the scheme and the Company, will be distributed to scheme creditors in accordance with the scheme of arrangement. We expect to dissolve M (2003) plc at approximately the same time as the completion of these distributions to our scheme creditors. We therefore believe that there will be no future circumstances under which the Company will have any internal sources of liquidity other than the cash currently on hand.

Financial restructuring

      At March 31, 2004, our cash and cash equivalents totaled £9 million, as compared to £1,159 million at March 31, 2003, all of which was denominated in sterling (at March 31, 2003, £518 million was denominated in sterling, £282 million in U.S. dollars, £306 million in Euro and the balance of £53 million in other currencies).

      Our outstanding borrowings at March 31, 2004 were £nil as compared with £4,031 million at March 31, 2003.

      The financial restructuring of the Marconi group covered approximately £4.8 billion of creditors’ claims, comprising £4.0 billion of syndicated bank debt and externally held U.S. dollar and euro denominated bonds and £800 million of related party debt. In exchange for the cancellation of their claims against us and Marconi Corporation plc, on May 19, 2003 the creditors covered by these schemes of arrangement received:

•	Cash: £340 million in cash;

•	Senior Notes: U.S.$717,139,584 (approximately £437 million) in aggregate principal amount of new guaranteed senior secured notes due April 2008 issued by Marconi Corporation plc, with interest payable quarterly in cash at a rate of 8% per annum. Since the implementation of the schemes, Marconi Corporation plc has fully redeemed for U.S. dollars these Notes;

•	Junior Notes: U.S.$486,881,472 (approximately £297 million) in aggregate principal amount of new guaranteed junior secured notes due October 2008 issued by Marconi Corporation plc, with interest payable quarterly in cash at a rate of 10% per annum or, at our option, in kind, by issuing additional junior notes, at a rate of 12% per annum. Since the implementation of the schemes, Marconi Corporation plc has fully redeemed for U.S. dollars these Notes; and

•	Marconi Corporation plc Shares: 995 million ordinary shares, representing 99.5% of Marconi Corporation plc’s issued ordinary share capital on May 19, 2003.

      In addition, on May 19, 2003, Marconi Corporation plc issued 5 million ordinary shares, representing 0.5% of its issued ordinary share capital upon consummation of the financial restructuring, and warrants to subscribe for up to 50 million additional ordinary shares, equal to 5% of its issued ordinary share capital upon consummation of the financial restructuring, to shareholders of M (2003) plc. In connection with the restructuring Marconi Corporation plc listed its ordinary shares on the London Stock Exchange and established an ADR program in respect of those shares.

      As a result of the financial restructuring, the shares that M (2003) plc held in Marconi Corporation plc were cancelled, Marconi Corporation plc became the new parent holding company of the Marconi group and M (2003) plc ceased to be a member of the Marconi group. The overall effect on the Company of the financial restructuring was the elimination of all net liabilities, (except for cash of £9 million to cover the future costs of administering the scheme) for nil proceeds. This resulted in a gain on the financial restructuring of £2,477 million, accounted for as a gain of £2,183 million recorded in the consolidated statements of operations and a credit of £294 million recorded in the consolidated statements of shareholders’ equity.

      Following the financial restructuring, pursuant to the scheme of arrangement, our remaining assets, other than those necessary to fund the administration of the scheme and the Company, will be distributed to scheme creditors.

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

Investing activities

      The net cash provided by investing activities of £411 million in fiscal 2003 was primarily due to net cash received from the disposal of businesses of £436 million and net proceeds received from the sale of property, plant and equipment of £30 million, partially offset by purchases of marketable securities of

£20 million, and the purchases of property, plant and equipment of £35 million. The net cash proceeds received from the disposal of businesses relates primarily to the sale of the Strategic Communications business, which represented net proceeds of £373 million in fiscal 2003. During fiscal 2003, the majority of the capital expenditures were in the Optical Networks and BBRS businesses. The purchases of marketable securities of £20 million related to payments made in fiscal 2003 relative to our Ultramast put option, which was in litigation. The issue with Ultramast was resolved through a settlement in which our investment in Ultramast was terminated through a capital reduction in exchange for proceeds of £41 million, which was recorded as a gain on sale of investment in affiliates in fiscal 2003.

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

      Capital expenditures in the Network Equipment and Network Services segments were £ nil, £35 million and £168 million in fiscal 2004, 2003 and 2002, respectively. It is not practicable to identify the capital expenditures of the Network Equipment and Network Services segments separately as the same assets were generally used to generate sales in each of these segments.

      The Capital segment capital expenditures were £nil, £nil and £159 million in fiscal 2004, 2003 and 2002, respectively.

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

Research and Development

      In fiscal 2004, prior to the financial restructuring, group companies spent £30 million on research and development, or R&D. The majority of the R&D investment continued to be focused on the three main product areas: Optical Networks, Access Networks and BBRS.

      We expended approximately £284 million, or approximately 18% of revenues, on R&D, in our Network Equipment and Network Services segments in fiscal 2003 and £487 million, or approximately 15% of revenues in fiscal 2002. We funded the entire amount.

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

OFF-BALANCE SHEET ARRANGEMENTS

      As at March 31, 2004, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

      We have no contractual obligations of the type requiring tabular disclosure under Item 5.F.

Item 6: Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Directors

      The current members of our board of directors are:

Name	Age	Title

John Jameson White	66	Chairman
Christopher James Shaw	51	Director
Richard Anthony Robinson	56	Director

      The business address of John White, Christopher Shaw and Richard Robinson is 8 Salisbury Square, London EC4Y 8BB, United Kingdom.

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

      Richard Anthony Robinson was appointed to our board of directors in September 2003. He is a Chartered Accountant and is currently working as a consultant. Previously he held various finance appointments within Marconi Corporation plc (previously The General Electric Company, p.l.c.) between 1987 to 1991 and from 1993 to 2003, latterly as VP — Corporate Finance. He spent 2 years working for Guinness PLC between 1991 and 1993. He is also a Director of Plessey Holdings Ltd, Osram AS and Torro Advisors Ltd.

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

      Mr. M K Atkinson, Mr. D C Bonham, Mr. J F Devaney and Mr. W K Koepf resigned as directors of the Company on May 19, 2003. Mr. M W J Parton and Mr. M J Donovan resigned as directors of the Company on August 4, 2003. Mr. C C Holden resigned as a director of the Company on September 25, 2003.

COMPENSATION

      The names of our current directors appear in the table at the beginning of this section. The following table shows emoluments paid or payable to all directors of the company as a group for the period to March 31, 2004.

	2004	2003
	£’000	£’000

Directors’ emoluments	338	4,751
Amounts receivable under long-term incentive schemes	—	—
Company contributions to money purchase pension schemes	61	110
Amounts paid to third parties in respect of director’s services	7	—

      The aggregate of emoluments and amounts receivable under long-term incentive schemes of the highest paid director was £113,000 (March 31, 2003: £1,323,000), and company pension contributions of £61,000 (March 31, 2003: £nil) were made to a money purchase scheme on his behalf. He is also a member of a defined benefit scheme, under which his accrued pension at the year end was £29,000 (March 31, 2003: £7,000), and his accrued lump sum was £266,000 (March 31, 2003: £57,000).

      During the year two directors received benefits under a defined benefit scheme. In addition one director received benefits under a money purchase scheme. There are no pension arrangements in place for any of the current directors.

      The emoluments for all our directors and executive officers are in respect of full years or, where appropriate, from their dates of appointment until their date of resignation.

BOARD PRACTICES

General

      Our board currently comprises a chairman and two directors, one of whom acts as the company’s Chief Financial Officer. The board also acts as the company’s audit committee. There are no other board committees.

      The board meets as and when circumstances require. Prior to the financial restructuring of the Marconi Group in May 2003, the board met on a regular basis principally to consider matters relating to the financial restructuring. Since that time, the board has met on four occasions to discharge its statutory and regulatory obligations and to consider matters relating to the company’s scheme of arrangement.

      The periods during which the current directors have served are given above, in “— Directors and Senior Management”. Each director has been appointed for an initial term of two years, with the possibility that the appointment may be renewed for a further year if the rest of the board agrees. The directors’ service contracts provide that upon termination, the directors are not entitled to any fee, compensation or other payment in respect of the period after the termination date.

EMPLOYEES

      In fiscal 2003, we had an average of 21,000 employees. All of our employees were transferred to Marconi Corporation plc as a result of our restructuring on May 19, 2003. The company currently has no employees.

SHARE OWNERSHIP

      The following table shows the interests of directors in ordinary shares of 5 pence each in M (2003) plc:

	On			At March 31,
	Appointment	Acquired	Disposed	2004

R A Robinson	11,442	nil	nil	11,442
C J Shaw	nil	nil	nil	nil
J J White	nil	nil	nil	nil

      R A Robinson had the following interests in share options as a result of his previous employment within the Marconi Group. There are no circumstances under which any value will be attributable to these share options:

	On				At March 31,
Plan	Appointment	Granted	Exercised	Lapsed	2004

The Marconi Launch Plan	1,000	nil	nil	nil	1,000
The Marconi Long Term Incentive Plan	15,164	nil	nil	nil	15,164
Total	16,164	nil	nil	nil	16,164

Item 7: Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

      Trading in our shares on the London Stock Exchange ceased on May 16, 2003, and our shares were subsequently delisted.

      As at October 6, 2004, there were 704 registered holders of our American depositary receipts. Each ADR issued represents two ordinary shares. Of these registered ADR holders, 681 have addresses in the United States. One of the registered ADR holders is The Depository Trust Company, which represents the total number of ADRs held in book-entry form. The ADR holders collectively held 98,775,470 ADRs, or approximately 7.1% of our total issued share capital as at October 6, 2004.

      To our knowledge, there are no holders of 5% or more of the ordinary shares in M (2003) plc as at October 6, 2004.

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

RELATED PARTY TRANSACTIONS

      The following is a summary of certain transactions with related parties, which have been entered into or which have been in effect in the period since April 1, 2003.

Financial Restructuring Arrangements

      Until the completion of our financial restructuring on May 19, 2003, M (2003) plc was the parent company of the Marconi group.

      In connection with and to facilitate our financial restructuring, we entered into a number of intra-group restructuring arrangements with Marconi Corporation plc and other former group companies. The two primary agreements were the scheme implementation deed and the statement and waiver of intercompany balances agreement.

Scheme Implementation Deed

      Marconi Corporation plc, M (2003) plc, E-A Continental Limited, Ancrane (formerly Ancrane Limited), Marconi Nominees Limited, British Sealed Beams Limited and various other former group companies entered into the scheme implementation deed on March 27, 2003. The primary purpose of the scheme implementation deed was to ensure that legally binding arrangements were in place to govern the rights and obligations between Marconi Corporation plc and M (2003) plc in implementing our restructuring.

Non-voting undertakings

      Ancrane, a subsidiary of M (2003) plc, had various claims against Marconi Corporation plc and M (2003) plc. Ancrane undertook not to attend or vote or to use any other rights or powers available to it as a creditor at any of the scheme of arrangement meetings at which it was entitled to attend and vote. Ancrane also undertook not to take any steps to canvass, solicit or entice any other person, firm or company to attend and/or vote on its behalf at any of those meetings. These arrangements did not however prevent Ancrane from submitting a claim under either or both of the Marconi Corporation plc scheme of arrangement and the M (2003) plc scheme of arrangement.

      Marconi Corporation plc had a claim against M (2003) plc and undertook not to attend or vote at the M (2003) plc scheme of arrangement meeting nor submit a form of proxy with respect to its claim. This did not, however, prevent Marconi Corporation plc from submitting a claim under the M (2003) plc scheme of arrangement.

      Certain other former group companies and British Sealed Beams Limited had various claims against Marconi Corporation plc and M (2003) plc and therefore also undertook not to attend or vote at the scheme of arrangement meetings or use any other rights or powers available to them as a scheme of arrangement creditor to attend or vote at any of the scheme of arrangement meetings at which they were entitled to attend and vote.

Ancrane/ E-A Continental arrangements

      E-A Continental Limited, a subsidiary of Marconi Corporation plc, owed M (2003) plc approximately £219 million and had a receivable of approximately £363 million due from Marconi Corporation plc. Pursuant to a deed of assignment entered into on March 27, 2003 between Marconi Corporation plc, M (2003) plc and E-A Continental Limited, Marconi Corporation plc agreed to the assignment by E-A Continental Limited to M (2003) plc of its £363 million receivable. The assignment of the £363 million receivable was in consideration for the release by M (2003) plc of the £219 million owed to M (2003) plc by E-A Continental Limited and the transfer by E-A Continental Limited to M (2003) plc of the balance of approximately £2,000,000 held on account with HSBC. On March 27, 2003, a deed of assignment was entered into between Marconi Corporation plc, M (2003) plc and Ancrane under which M (2003) plc agreed to the assignment of the £363 million receivable to Ancrane in consideration for the issue to M (2003) plc by Ancrane of a share at a premium equal to the market value of the £363 million receivable.

      Ancrane re-registered as an unlimited company pursuant to section 49 of the U.K. Companies Act 1985 on March 25, 2003. Ancrane reduced its share capital, including for this purpose its share premium account, to £100 to enable it to make a repayment of capital in specie to M (2003) plc of its interest in all of its assets, save for £100 and the benefit of a specific covenant by Marconi Corporation plc, and made a repayment of such capital in specie to M (2003) plc.

Approvals

      Marconi Corporation plc’s shareholders, M (2003) plc and Marconi Nominees Limited, agreed to vote in favor of all shareholder resolutions which were in the reasonable opinion of the Marconi Corporation plc Board, necessary or desirable to give effect to the Marconi Corporation plc scheme of arrangement, and to consent in writing to each and every variation of the rights attached to their respective shareholdings in Marconi Corporation plc as may be involved in the passing and implementation of such shareholder resolutions and to take such actions as necessary to implement the restructuring and so as not to frustrate, delay or interfere with the performance, approval or implementation of the restructuring.

BAE Systems Plc (“BAE”) Deed of Novation

      In 1999, Marconi Corporation plc, which was, at the time, named The General Electric Company, p.l.c., separated its international aerospace, naval shipbuilding, defence electronics and defence systems business and sold it to BAE. The original transaction agreement and payment deed were entered into between Marconi Corporation plc and BAE and subsequently novated from Marconi Corporation plc to M (2003) plc. All other transaction documentation in relation to the sale was entered into by M (2003) plc.

      Marconi Corporation plc and M (2003) plc agreed to novate the transaction agreement, payment deed and various other agreements from M (2003) plc back to Marconi Corporation plc with effect from the date of the effectiveness of Marconi Corporation plc’s scheme of arrangement. Both Marconi Corporation plc and M (2003) plc agreed to use all reasonable endeavours to procure that BAE entered into the novation.

      In addition, M (2003) plc, Marconi Corporation plc and BAE agreed that no amount should be paid by M (2003) plc or Marconi Corporation plc to BAE in relation to certain claims made by the parties under the BAE merger agreements and that Marconi Corporation plc would reduce any amounts which may be payable to it in the future by BAE under the BAE merger agreements by U.S.$18,600,000.

Finmeccanica Guarantee

      Under a share purchase agreement dated August 2, 2002, Marconi (Bruton Street) Limited sold all of the shares in Marconi Mobile Holdings SpA, the Italian holding company for the strategic communications business, to Finmeccanica SpA. A parent company guarantee in favour of Finmeccanica SpA was required to be given as part of the share sale, the Finmeccanica guarantee. M (2003) plc was therefore party to the share purchase agreement, as guarantor, pursuant to which, among other things, it guaranteed the performance by Marconi (Bruton Street) Limited of its obligations under the share purchase agreement and the related transaction documents, including a tax covenant, a transitional services agreement, a custody deed and a disclosure letter.

      Finmeccanica SpA, Marconi Corporation plc and M (2003) plc entered into a deed of novation and amendment, the Finmeccanica guarantee deed of novation, under which, with effect from May 19, 2003, the Finmeccanica guarantee and all other remaining obligations of M (2003) plc under the share purchase agreement would be novated from M (2003) plc to Marconi Corporation plc. As a result of that novation, Marconi Corporation plc became the guarantor of Marconi (Bruton Street) Limited’s obligations under the share purchase agreement and related transaction documentation, and assumed all other obligations of M (2003) plc under the share purchase agreement, and M (2003) plc was released from all of its obligations under the Finmeccanica guarantee and the share purchase agreement. Marconi Corporation plc’s obligations under the share purchase agreement, including the Finmeccanica guarantee, were excluded obligations for the purposes of the Marconi Corporation plc scheme of arrangement.

Lemelson Licence

      Under an agreement between M (2003) plc and Lemelson Medical, Education and Research Foundation, Limited Partnership, the Lemelson Foundation Partnership, dated December 1, 1999, Lemelson Foundation Partnership granted to M (2003) plc for itself and the benefit of its subsidiaries a non-exclusive licence for certain licensed patents relating principally to bar coding, the Lemelson agreement.

      Marconi Corporation plc and M (2003) plc agreed to novate the existing Lemelson agreement to Marconi Corporation plc and agreed to use all reasonable endeavours to procure that Lemelson Foundation Partnership entered into the novation.

Litigation

      In the event that either Marconi Corporation plc or M (2003) plc becomes aware of anything which is likely to give rise to a claim or threat of litigation to it or the other entity, it shall inform the other of the relevant information as soon as possible and shall assist, so far as reasonably practicable, in investigating and defending the claim. In addition, Marconi Corporation plc is entitled to require M (2003) plc to take such steps and proceedings as Marconi Corporation plc believes is necessary to defend such proceedings and M (2003) plc shall not admit any liability or agree any compromise of such actions without Marconi Corporation plc’s prior written consent.

Marconi Name

      Marconi Corporation plc agreed with effect from May 19, 2003 to license the Marconi name to M (2003) plc for an initial period of twelve months. The licence is non-exclusive, non-transferable and royalty free. M (2003) plc has covenanted to use the Marconi name solely as its corporate name and not for any other purpose

      On October 21, 2003, Marconi plc changed its name to M (2003) plc.

Tax

      Marconi Corporation plc agreed to surrender up to a maximum of £200 million of relief to Ancrane and M (2003) plc.

      M (2003) plc also undertook to enter into an election with Marconi Corporation plc and companies in the former group, the effect of which was the surrender of capital losses of approximately £15 billion to companies in the former group. Marconi Corporation plc agreed to make payments to M (2003) plc as and when it or a former subsidiary chooses to use these losses or one of the transferees of the losses is sold out of the Marconi group with unutilised capital losses.

      Marconi Corporation plc agreed to pay corporation tax on behalf of M (2003) plc and Ancrane to the extent that it arises in their accounting periods commencing April 1, 2003 in respect of foreign exchange movements in relation to Marconi Corporation plc’s notes and an inter-company loan to Highrose Limited.

Highrose Debt

      Ancrane and M (2003) plc have agreed, with effect from May 19, 2003, to release Highrose Limited, a subsidiary of Marconi Corporation plc, from its obligation to repay an inter-company loan of approximately £24 million to Ancrane.

Intercompany Trade Balances

      At the date of the scheme implementation deed, M (2003) plc was owed intra-group trade receivables from five Marconi Corporation plc subsidiaries in an aggregate amount of £5,540,623. M (2003) plc assigned the benefit of these intra-group trade receivables to Marconi Corporation plc in consideration for Marconi Corporation plc reducing the balance of £165,748,102 due to it from M (2003) plc by an amount of £19,160,663.

Counter Indemnities and Waivers

      Marconi Corporation plc agreed to indemnify M (2003) plc for any claims, including related costs, against M (2003) plc from Marconi Communications Limited arising as a result of any payment made by Marconi Communications Limited in settling M (2003) plc’s obligations under the contracts and termination of employment of Robert Meakin and Stephen Hare.

      Marconi Corporation plc also agreed to meet certain costs and expenses of various professional advisers in relation to their restructuring, and irrevocably and unconditionally waived any right of counter indemnity or right of reimbursement or other claim against M (2003) plc in relation thereto, whether arising under contract, operation of law or otherwise.

ESOP Escrow Agreement Release

      Following payment by Marconi Corporation plc of all payments pursuant to the ESOP settlement agreement, M (2003) plc agreed to unconditionally and irrevocably release all of its claims against its former subsidiaries to the extent that they relate to the ESOP derivative transactions. Upon such release by M (2003) plc, Marconi Corporation plc unconditionally and irrevocably released any claims that it had against M (2003) plc arising from Marconi Corporation plc’s funding of Bedell Cristin Trustees in respect of cash collateral calls from the ESOP derivatives banks.

M (2003) plc Waivers

      M (2003) plc irrevocably and unconditionally agreed to waive and release Marconi Corporation plc and each other company within the Marconi group from any claim it may have against those former group companies which arises out of any matter or circumstance existing on or before May 19, 2003 other than any claim set out in the statement and waiver agreement that is expressed to continue, notwithstanding the terms of that agreement, and any other claim intended to be excluded by the terms of either scheme of arrangement or contemplated by the scheme implementation deed or the transactions contemplated by the scheme implementation deed.

      M (2003) plc agreed that the distribution of consideration to its creditors in respect of any guarantee or indemnity given by M (2003) plc of any other former group company in connection with the schemes of arrangement, including M (2003) plc’s guarantee of Marconi Corporation plc Bonds that were outstanding prior to being compromised pursuant to the restructuring, will not give rise to any counter indemnity or right of reimbursement or other claim by M (2003) plc against the relevant former group company.

Statement and Waiver

      Each of M (2003) plc and Marconi Corporation plc and certain other former group companies agreed to enter into the statement and waiver of inter-company balances agreement disclosed below.

M (2003) plc Scheme Expenses

      Marconi Corporation plc agreed to procure the issue of a letter of credit, under its performance bonding facility, in an amount of £2 million in favor of the supervisors of the M (2003) plc scheme of arrangement from time to time for them to draw on in relation to any ongoing costs. Marconi Corporation plc agreed to waive any right to reimbursement against M (2003) plc arising as a result of any payment made by Marconi Corporation plc as a result of any drawings by the supervisors under such letter of credit. In the event that Marconi Corporation plc was unable to procure the issue of the letter of credit, it undertook to provide the sum of £2 million for the supervisors for drawing in relation to any ongoing costs on similar terms to those set out in the scheme implementation deed and the performance bonding facility agreement in relation to the letter of credit.

      After entering into this agreement, Marconi Corporation plc procured the issue of the letter of credit referred to above. The letter of credit was subsequently released because the supervisors of the scheme of arrangement were satisfied that it was no longer required.

Statement and Waiver Agreement

      To effect a clean up of existing inter-company claims owed to or by Marconi Corporation plc and M (2003) plc, Marconi Corporation plc and M (2003) plc entered into a statement and waiver of intercompany balances agreement with some other former Marconi group companies.

      The effect of the statement and waiver agreement was to preserve all known and stated claims existing between (a) Marconi Corporation plc or M (2003) plc and (b) the participating group companies, and to waive all other claims which arose by reference to circumstances existing prior to our restructuring.

      Under the statement and waiver agreement the following intra-group claims were preserved as between (a) Marconi Corporation plc and M (2003) plc and (b) the participating group companies:

•	disclosed intra-group loan balances in existence as at December 31, 2002 plus interest accrued at such applicable commercial rate of interest as agreed between the parties to the respective loan;

•	any intra-group loan made on or after January 1, 2003 in the ordinary and usual course of business or with certain previously agreed creditor consent, including interest accrued at such applicable commercial rate of interest as agreed between the parties to the respective loan;

•	any trading and current account liabilities in existence as at March 31, 2002, in the case of any participating group company which is a trading or an active non-trading company, or September 30, 2002, in the case of any dormant participating group company. These liabilities are determined by reference to the management accounts upon which the audited consolidated financial accounts of M (2003) plc, as at March 31, 2002 or September 30, 2002, as applicable, were prepared;

•	any trading and current account liabilities incurred in the ordinary and usual course of business after March 31, 2002 between (a) Marconi Corporation plc and/or M (2003) plc and (b) any participating group company which is a trading or an active non-trading company;

•	any counter indemnity or equivalent reimbursement obligation, which is written or is implied by law and whether or not contingent, arising under any financial guarantee or indemnity, which is written or is implied by law, and is: (a) in favor of any third party which is not a member of the Marconi group, including the issuer of any performance bond, bank guarantee or similar instrument, and (b) in respect of any contractual obligations of the provider of the counter indemnity or equivalent; provided that where any payment has been made under such a guarantee or indemnity on or before March 31, 2002, the resultant counter indemnity shall not be preserved;

•	any counter indemnity or equivalent reimbursement obligation, which is written or is implied by law and whether or not contingent, arising under any written non-financial guarantee or indemnity, which is written or implied by law, and is: (a) in favor of any person which is not a member of the Marconi group, and (b) in respect of any contractual or implied by law obligations of the provider of the counter indemnity or equivalent and (c) disclosed in a schedule to the statement and waiver agreement; provided that where any payment has been made under such a guarantee or indemnity on or before March 31, 2002, the resultant counter indemnity shall not be preserved; and

•	any other claims specified in the agreement.

      All other claims of Marconi Corporation plc or M (2003) plc against each participating group company and all other claims of each participating group companies against Marconi Corporation plc or M (2003) plc were released after our restructuring. The statement and waiver agreement does not affect claims which arise out of or in relation to any matter or circumstance arising after the financial restructuring. However, M (2003) plc has not entered into any related party transactions since the restructuring.

Item 8: Financial Information

LEGAL PROCEEDINGS

      Under the M (2003) plc scheme of arrangement, any and all legal claims against M (2003) plc as at March 27, 2003, whether liquidated or unliquidated, or actual or contingent, were compromised. Therefore, there are no circumstances under which any of these claims will result in liability for M (2003) plc. Certain of these claims, however, may result in payments by the M (2003) plc scheme of arrangement. Where such a claim is pending or threatened and may have or has had in the recent past, including at least the 12 months immediately preceding the date of this annual report, a significant effect on the financial position of the scheme as a whole, this is set out below. Where a liquidated sum is claimed, a de minimis figure of £5 million has been applied in determining which claims may have a significant effect. The figures given are the full amounts claimed by the claimants in each case, which may be much greater than the amounts the claimants realistically believe they can recover. We and our other former group companies intend to defend claims vigorously. While we believe that we have meritorious defenses, the duration and outcome of the litigation are not predictable at this point.

      The following represents the largest recent or outstanding claims made against us:

•	Systems Management Specialists, Inc., or SMS, is a defendant in a demand for arbitration brought by Esprit de Corp, or Esprit, in April 2002. This action relates to two outsourcing agreements entered into by Esprit and SMS in 1995 and 1999; Esprit alleges that SMS breached its obligations under the agreements and is seeking damages in range of U.S.$8.8-U.S.$18.2 million. M (2003) plc was originally a party to the arbitration demand under a legal theory alleging that SMS and M (2003) plc are alter egos of one another. In April 2002, M (2003) plc filed a complaint for declaratory and injunctive relief in the U.S. District Court for the Central District of California, to enjoin Esprit’s attempt to proceed in arbitration against M (2003) plc. In June, 2002, Esprit and M (2003) plc filed a joint stipulation to stay and enjoin the arbitration preceding as to M (2003) plc. In July 2002, M (2003) plc filed a motion to dismiss Esprit’s claims and a motion to stay the federal court proceeding until after the arbitration between SMS and Esprit concluded. The Court denied M (2003) plc’s motion to dismiss, but granted M (2003) plc’s motion to stay, and, therefore, Esprit will be permitted to proceed on its claims against M (2003) plc only after the arbitration between SMS and Esprit is completed, and only to the extent Esprit prevails on any of its claims in the arbitration against SMS. The parties had agreed to conduct the arbitration hearing between October 13-24, 2003, and significant discovery had taken place. Beginning in September 2003, the parties reached a settlement in principle in the U.S.$710,000-U.S.$725,000 range, payable to Esprit in exchange for a full release and settlement of the actions. On September 28, 2004 the company and Scheme Supervisors finally reached agreement with Esprit.

•	Marconi Corporation plc and Marconi Commerce Systems Inc., or MCSI, are defendants in an action brought by a former employee, Larry Anthony Gillus, or Gillus. The complaint alleges that Gillus suffered racial discrimination and subsequent retaliatory action whilst employed by Gilbarco, subsequently known as MCSI, which has now been sold to subsidiaries of Danaher Corporation plc. A second claim has been brought against M (2003) plc and MCSI for retaliation and intentional infliction of emotional distress alleged to have occurred after he brought the original action. Additionally, on September 10, 2003, the Court granted plaintiff’s motion to add a breach of employment contract claim and injunctive relief. Gillus’ counsel has in the past stated that he is seeking a total of U.S.$19 million in respect of both claims. Potential liabilities in respect of the claim against Marconi Corporation plc and M (2003) plc were compromised pursuant to its restructuring. As a result, on November 5, 2003, Gillus voluntarily dismissed without prejudice Marconi Corporation plc and M (2003) plc from the cases, thereby retaining his right to bring the same claim against the defendants in the future. Discovery has been completed with respect to the remaining defendant. On August 5, 2004, the Court issued an order that trial shall not be scheduled prior to February 1, 2005. On August 16, 2004, MCSI filed Motions for Summary Judgment in both actions. On September 13, 2004, Gillus filed a Brief in Opposition to MCSI’s Motions for Summary Judgment in both actions. MCSI’s Reply Briefs are due on October 4, 2004.

•	Marconi Corporation plc, M (2003) plc, Marconi Inc. and Marconi Data Systems Inc. are defendants in an action brought by a former employee, Thomas Edeus, or Edeus. The complaint asserts three causes of action; firstly that Edeus was unlawfully deprived of benefits to which he was entitled under Marconi Data Systems Inc’s United States severance plan; secondly for failure to provide Edeus with a summary plan description relating to the severance plan; and thirdly for age discrimination in employment. The plaintiff has purported to have made out claims in various specified amounts totaling over U.S.$901,000, some of which may be in the alternative, and also unspecified punitive damages, liquidated damages and front and back pay, making the impact of this claim on us and the former group difficult to assess. An answer and affirmative defenses have been filed on behalf of all defendants. On June 5, 2003, the court entered an order providing as follows: “Plaintiff having advised the court that one or more defendants’ [sic] are in Bankruptcy, this action is placed on the court’s [suspense] calendar pending disposition of the bankruptcy case. Plaintiff is directed to file a notice for hearing a motion to reinstate upon disposition of the bankruptcy proceedings.” Potential liabilities in respect of the claim against Marconi Corporation plc and M (2003) plc were compromised pursuant to our restructuring.

•	M (2003) plc and four of its former officers were defendants in a consolidated class action lawsuit pending in the United States District Court for the Western District of Pennsylvania brought on behalf of a putative class of all persons, other than defendants and their respective affiliates, who purchased American depository receipts or were United States residents and purchased common stock of M (2003) plc between April 10, 2001 and July 5, 2001, inclusive. Plaintiffs alleged that, during this period, M (2003) plc and the individual defendants falsely reassured investors that Marconi’s revenues would rise during the year and that its geographic and business mix left it relatively immune to the economic downturn affecting its competitors. Plaintiffs further alleged that on July 4, 2001 defendants belatedly disclosed that tougher trading conditions in the quarter ended June 30, 2001 indicated that M (2003) plc’s sales and operating profits for fiscal 2002 would fall significantly from the levels previously estimated. Defendants’ alleged misrepresentations were said to violate the anti-fraud provisions of Section 10(b) of the U.S. Securities Exchange Act of 1934 and, as to the individual defendants, Section 20(a) of the U.S. Securities Exchange Act of 1934. Plaintiffs sought class certification, an award of unspecified damages, counsel and expert fees and other costs of suit and other unspecified relief. All defendants filed a motion to dismiss the lawsuit, which by opinion and order dated September 18, 2002, was granted in part and denied in part. The Court ruled that it had no jurisdiction over claims of holders of Marconi ordinary shares not residents of the United States, but had jurisdiction over claims of American resident owners of ordinary shares and owners of ADRs. The parties agreed to a settlement, which resulted in M (2003) plc and the Marconi group not making a payment to the claimants. The court approved the settlement and entered the final order and judgment on January 16, 2004. No appeals were filed and the settlement is now final. The lawsuit has been dismissed.

•	In April 2002, 11 former employees of Ten Square Inc. brought a claim against directors of their company for fraud in reducing their compensation package before liquidating the company and restarting it under a different name. The claim was for a total of $2,160,050.91. The plaintiffs alleged that M (2003) plc was a director of Ten Square Inc. although in fact M (2003) plc only had a right to appoint a director, a right M (2003) plc had not recently exercised. Marconi Ventures was also named as a plaintiff on September 9, 2002. The plaintiffs did not serve proceedings upon M (2003) plc and on October 24, 2002 an order for the dismissal of the claim against M (2003) plc and Marconi Ventures was entered. However, M (2003) plc was named in the second amended complaint which was filed on December 24, 2002. M (2003) plc is aware of the action but has not been served and is not yet a party to it. Potential liabilities in respect of the claim against M (2003) plc have been compromised pursuant to the M (2003) plc scheme of arrangement.

      Since March 27, 2003, we are not and have not been engaged in, nor, so far as we are aware, do we have pending or threatened by or against us, any additional legal or arbitration proceedings which may have or have had a significant effect on our financial position as a whole.

DIVIDEND POLICY

      As a result of its scheme of arrangement, M (2003) plc does not anticipate making any dividends or distributions to its shareholders. See “Key Information — Risk Factors — As a result of our restructuring, we have ceased business operations and intend to dispose of our remaining assets for the benefit of our creditors”.

SIGNIFICANT CHANGES

      There has been no significant change in our financial position since March 31, 2004.

Item 9:	The Offer and Listing

STOCK PRICE HISTORY/MARKETS

      From November 30, 1999, the ordinary shares of M (2003) plc were listed on the London Stock Exchange. On May 16, 2003, trading in the ordinary shares of M (2003) plc on the London Stock Exchange ceased and delisting followed. On October 17, 2000, the ADRs of M (2003) plc were added to quotation on the NASDAQ National Market, and on July 3, 2002, they were removed from quotation on the NASDAQ National Market and began trading on the over-the-counter bulletin board in the United States. The following table summarizes information regarding prices and trading of the M (2003) plc ordinary shares on the London Stock Exchange and the ADRs on the NASDAQ National Market and the over-the-counter bulletin board for the periods indicated:

	London Stock
	Exchange				ADRs
	(Sterling pence)				(US dollars)
	High		Low		High	Low

Fiscal Year
April 1, 2000 to March 31, 2001	1250.00		340.00		—	—
April 1, 2001 to March 31, 2002	424.00		6.25		12.85	0.18
April 1, 2002 to March 31, 2003	12.55		1.27		0.44	0.04
April 1, 2003 to March 31, 2004	1.80	(*)	0.60	(*)	0.18	0.03
Fiscal Quarter
April 1, 2002 to June 30, 2002	12.55		3.95		0.44	0.12
July 1, 2002 to September 30, 2002	4.10		1.27		0.14	0.05
October 1, 2002 to December 31, 2002	2.54		1.43		0.09	0.04
January 1, 2003 to March 31, 2003	2.44		1.56		0.09	0.05
April 1, 2003 to June 30, 2003	1.80	(*)	0.60	(*)	0.09	0.03
July 1, 2003 to September 30, 2003	—		—		0.18	0.07
October 1, 2003 to December 31, 2003	—		—		0.12	0.04
January 1, 2004 to March 31, 2004	—		—		0.08	0.03
Month
April 2004	—		—		0.08	0.03
May 2004	—		—		0.03	0.03
June 2004	—		—		0.03	0.01
July 2004	—		—		0.02	0.01
August 2004	—		—		0.02	0.01
September 2004	—		—		0.01	0.01

*	To May 16, 2003, which was the last day of dealings in M (2003) plc shares

      On April 11, 2003, the U.K. Financial Services Authority released a public statement concerning a contravention of the U.K. Listing Rules by M (2003) plc in July 2001. That public statement concluded that M (2003) plc had breached paragraph 9.2(c) of the U.K. Listing Rules when it failed to notify the Company Announcement Office “without delay” of a change in its expected performance for the half year ending September 2001 and full year ending March 2002.

Item 10:	Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

      Please see our annual report on Form 20-F for the period to March 31, 2003 for a description of our memorandum and articles of association.

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

General

Settlement Deed dated December 19, 2002 between RT Group Telecom Services Limited (RTSL), RT Group plc, Marconi Corporation plc, Ultramast Limited, James Smith and Nicholas Dargan.

      The shares in Ultramast Limited held by Marconi Corporation plc have been cancelled through a capital reduction and a repayment of capital has been made to Marconi Corporation plc. The Settlement Deed contains several indemnities: (1) Marconi Corporation plc agreed to indemnify Ultramast Limited in respect of two employees seconded from our former group; this indemnity is capped at £300,000; (2) Marconi Corporation plc agreed to indemnify RT Group Telecom Services Limited in relation to a contract between Ente Sardo e Fognature and Ultramast Limited; this indemnity is capped at £1.68 million; and (3) Marconi Corporation plc agreed to indemnify RT Group Telecom Services Limited and Ultramast Limited in respect of a side letter between M (2003) plc and British Waterways Board (BWB), now known as British Waterways; this indemnity is capped at £10 million.

Agreement dated November 4, 2002 between UBS AG (UBS) and Marconi Corporation plc related to the payment of interest on certain interest rate swap transactions.

      Pursuant to this agreement Marconi Corporation plc paid an amount of U.S.$4,388,542 to UBS, a true-up payment, being a pro-rata portion, by reference to the period from May 3, 2002 to October 15, 2002, of the contractual payment due from Marconi Corporation plc to UBS under an interest rate swap in respect of the period from May 3, 2002 to November 4, 2002. This pro-rata payment was consistent with the heads of terms.

      Following the making of the true-up payment, UBS unilaterally terminated the interest rate swap, as a result of which a termination sum of U.S.$30,950,000 became payable by Marconi Corporation plc to UBS. With effect from March 25, 2003 until Marconi’s restructuring, each of the unpaid portion of the contractual payment (U.S.$531,944.11), the unpaid portion, and the termination sum was payable on demand. The termination sum had accrued interest from November 4, 2002 at a rate of 2.6525% per annum. The liabilities of Marconi Corporation plc in respect of the unpaid portion and the termination sum were compromised pursuant to its financial restructuring.

Financial Restructuring Related Agreements

Scheme Implementation Deed dated March 27, 2003, (SID) between M (2003) plc, Marconi Corporation plc, Ancrane, E-A Continental Limited, Marconi Nominees Limited, British Sealed Beams Limited and various other group companies.

      The purpose of the SID was to put in place the legally binding arrangements which govern the rights and obligations between, inter alia, M (2003) plc and Marconi Corporation plc in implementing the restructuring. Pursuant to the SID, Marconi Corporation plc, M (2003) plc, E-A Continental Limited, Ancrane, Marconi Nominees Limited, British Sealed Beams Limited and various other group companies agreed to perform certain obligations and undertook not to do certain acts including, but not limited to, approving all shareholder resolutions necessary or desirable to give effect to our restructuring, assigning or novating certain guarantee obligations and/or license agreements, providing all reasonable assistance and information and undertaking all reasonable acts and deeds to give effect to the assignment of certain intellectual property, making certain intra-group tax loss and group relief surrenders and providing certain tax indemnities. Ancrane also agreed to make a repayment of capital in specie to M (2003) plc of its assets, other than £100. Marconi Corporation plc also agreed to procure the issue of a letter of credit, under our performance bonding facility, in an amount of £2 million in favor of the M (2003) plc scheme supervisors from time to time for them to draw on in relation to M (2003) plc’s ongoing costs. In the event that Marconi Corporation plc was unable to procure the issue of such letter of credit, it undertook to provide the sum of £2 million for the M (2003) plc scheme supervisors to draw on in relation to M (2003) plc’s ongoing costs on similar terms to those set out in the scheme implementation deed and the performance bonding facility agreement in relation to the letter of credit. After entering into this agreement, Marconi Corporation plc procured the issue of the letter of credit. The letter of credit was subsequently released because the supervisors of the scheme of arrangement were satisfied that it was no longer required. Under the terms of the restructuring, the liabilities of Marconi Corporation plc were compromised. Please see “Item 7: Major Shareholders and Related Party Transactions — Related Party Transactions — Restructuring Arrangements — Scheme Implementation Deed” for further information.

Escrow and Distribution Agreement dated March 27, 2003 between M (2003) plc, Marconi Corporation plc, Regent Escrow Limited, The Bank of New York, The Law Debenture Trust Corporation plc, Ancrane, Bondholder Communications Group and the Supervisors.

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

Statement and waiver of intercompany balances agreement dated on or about March 27, 2003 between M (2003) plc, Marconi Corporation plc and certain other group companies.

      In order to facilitate the effective implementation of the financial restructuring, and in particular to effect a clean up of existing inter-company claims owed to or by Marconi Corporation plc and M (2003) plc and certain other Marconi group companies, Marconi Corporation plc and M (2003) plc entered into a statement and waiver of intercompany balances agreement with certain other Marconi group companies, listed below.

      The following Marconi group companies agreed to participate in the statement and waiver agreement:

A.B. Dick Holdings Ltd	AEI Furnaces Pty Ltd	Albany Partnership Limited	Ancrane
APT Nederlands BV	APT Telecommuniciones SL	Arrow Ltd	Associated Automation Ltd
Associated Electrical Industries (Manchester) Ltd	Associated Electrical Industries Holdings Ltd	Associated Electrical Industries International Limited	Associated Electrical Industries Limited

Associated Electrical Industries Ltd (Now known as Marconi Australia Holdings Pty. Limited)	Beijing Marconi Communications Technology Co Ltd	Bruton Street Investments Limited	Bruton Street Overseas Investments Limited
Bruton Street Partnership	Clanville Limited	Combined Electrical Manufacturers Ltd	Coppenhall Nominees Limited
Daymo Ltd	EA Continental Limited	Elliot Automation Continental SA	Elliott-Automation Holdings Limited
FF Chrestian & Co Ltd	Fore Systems Limitada	Fore Systems Limited	FS Finance Corp
FS Holding Corp	GEC (Hong Kong) Limited	GEC of Pakistan Limited	GEC Zambia Limited
GPT (Nederland) BV	GPT Consumer Products Ltd	GPT Middle East Limited	GPT Payphone Systems Ltd
GPT Reliance Ltd	GPT Special Project Management Limited	Harman Information Technology Pty Ltd	Highrose Limited
Krayford Ltd	Larnerway Ltd	Layana Limited	Marconi (Bruton Street) Limited
Marconi (DGP1) Limited	Marconi (DGP2) Limited	Marconi (Elliott Automation) Limited	Marconi (Fifteen) Limited
Marconi (Fifty-Nine) Ltd	Marconi (Fifty-Three) Ltd	Marconi (Forty-Five) Limited	Marconi (Forty-Four) Ltd
Marconi (Forty-Three) Limited	Marconi (Holdings) Limited	Marconi (NCP) Limited	Marconi (Nine) Limited
Marconi (Sixteen) Limited	Marconi (Sixty-Nine) Limited	Marconi (Sixty-Two) Ltd	Marconi (Thirteen) Limited
Marconi (Thirty-One) Limited	Marconi (Thirty-Two) Limited	Marconi (TLC) Ltd	Marconi (Twenty-Seven) Limited
Marconi (WCGL) Unlimited	Marconi Acquisition Corp	Marconi Aerospace Unlimited	Marconi Ansty Limited
Marconi Applied Tecnologies SA	Marconi Australia Pty Limited	Marconi Bonding Limited	Marconi Capital Limited
Marconi Caswell Developments Limited	Marconi Channel Markets GmbH	Marconi Columbia SA	Marconi Communications (CIS) Limited
Marconi Communications AB	Marconi Communications Africa (Pty) Limited	Marconi Communications Argentina SA	Marconi Communications Asia Limited
Marconi Communications B.V. (Netherlands)	Marconi Communications BVBA	Marconi Communications Canada Holdings Inc.	Marconi Communications Canada Inc
Marconi Communications China Limited	Marconi de Mexico SA de CV	Marconi Communications do Brasil Ltda	Federal Inc Marconi Communications
Marconi Communications Global Networks Limited	Marconi Communications GmbH (Germany)	Marconi Communications GmbH (Switzerland)	Marconi Communications Holdings GmbH (Germany)
Marconi Communications Holdings Inc.	Marconi Communications Holdings Limited	Marconi Communications Inc	Marconi Communications International Holdings Limited
Marconi Communications International Investments Limited	Marconi Communications International Limited	Marconi Communications Investments Limited	Marconi International Limited
Marconi Communications Limited (Canada)	Marconi Communications Limited (Ireland)	Marconi Communications Limited (U.K.)	Marconi Communications North America Inc.
Marconi Communications Optical Fibres Limited	Marconi Communications Optical Networks Corp	Marconi Communications Optical Networks Limited (Ireland)	Marconi Communications Overseas Services Limited
Marconi Communications Real Estate GmbH	Marconi Communications SA (France)	Marconi Communications SARL	Marconi Communications Software Systems GmbH & Co KG

Marconi Communications Software Systems Ver. GmbH	Marconi Communications South Africa Pty Limited	Marconi Communications South East Asia Pte Ltd	Marconi Communications Technology Inc
Marconi Communications Telemulti Limitada	Marconi Communications SpA	Marconi Corporation plc	Marconi Defense Overseas Limited
Marconi Finance Inc.	Marconi Finance plc	Marconi Fleet Management Limited	Marconi G.M. Limited
Marconi Holdings SpA	Marconi Iberia SA	Marconi Inc	Marconi India Limited
Marconi Information Systems Limited	Marconi Insurance Limited	Marconi International SpA	Marconi Middle East (Saudi Arabia)
Marconi Middle East LLC (Dubai)	Marconi Mobile Access SpA	Marconi Mobile Systems Limited	Marconi New Zealand Limited
Marconi Nominees Limited	Marconi Optical Components Limited	Marconi Photonica Limited	M (2003) plc
Marconi Projects Hong Kong Ltd	Marconi Property Ltd	Marconi Software International Inc	Marconi Software Solutions Limited
Marconi Sud SpA	Marconi Telecommunications India Private Ltd	Marconi Venezuela CA	MarconiCom Limited
McMichael Limited	Metapath Software International (Australia) Pty Ltd	Metapath Software International (France) SA	Metapath Software International (Hong Kong) Limited
Metapath Software International (India)	Metapath Software International (U.S) Inc	Metapath Software International AB	Metapath Software International Brasil Ltda
Private Limited Metapath Software International Inc.	Metapath Software International Limited	Metapath Software International Nominees Limited	Metropolitan-Vickers Electrical Co Ltd
Micro Scope Limited	MNI Tecnologiase e Sistemas de Communicacao SA	Mobile Systems (Holdings) Ltd	Mobile Systems (U.K.) Ltd
Mobile Systems Group Ltd	Mobile Systems International Holdings Limited	Mobile Systems Services Ltd	MSI Cellular Investments (One) Ltd
Netscient Limited	Northwood Technologies Inc.	Northwood Technologies Limited	Palmaz Ltd
Photonica Limited	Photoniqa Limited	Pyford Limited	Rainford Group Trustees Ltd
Rainford Racks Ltd	RELTEC (Coventry) Ltd	RELTEC Mexico SA de CV (now known as Marconi Communications, S.A. de C.V.)	RELTEC Services (U.K.) Limited
Robert Stephenson & Hawthorns Ltd	Ronaldi Ltd	Salplex Ltd	SNC Composants & Cie
Styles & Mealing Limited	Systems Management Specialists Inc	TCL Projects Limited	Telephone Cables Limited
Tetrel Limited	The English Electric Company, Limited	The General Electric Company of Singapore Private Limited (Now known as Marconi Singapore Pte Ltd)	The Kingsway Housing Association Ltd
The M-O Valve Co Ltd	The Rotary Engineering Company Limited	The Vulcan Foundry Ltd	Woods of Colchester Housing Society Limited
Yeslink Unlimited	Zipbond Ltd

      Please see “Item 7: Major Shareholders and Related Party Transactions — Related Party Transactions — Restructuring Arrangement — Statement and Waiver Agreement” for further information.

Deed of Novation dated March 26, 2003 between Marconi Corporation plc, M (2003) plc and BAE SYSTEMS plc (BAE).

      Under this deed, all obligations under the MES transaction were novated from M (2003) plc to Marconi Corporation plc with effect from May 19, 2003. In addition, M (2003) plc, Marconi Corporation plc and BAE have agreed that no amount should be paid by M (2003) plc or Marconi Corporation plc to BAE in relation to certain claims made by the parties under the MES transaction and that Marconi Corporation plc will reduce any amounts which may be payable to it in the future by BAE under the MES transaction by U.S.$18,600,000.

Assumption Agreement and Consent dated March 26, 2003 between Marconi Corporation plc, M (2003) plc and Lemelson Medical Education and Research Foundation, Limited Partnership (the Lemelson agreement).

      Under this agreement, the Lemelson agreement was novated from M (2003) plc to Marconi Corporation plc.

Deed of Novation and Amendment dated March 26, 2003 between Marconi Corporation plc, M (2003) plc and Finmeccanica SpA (Finmeccanica).

      Pursuant to this deed, all obligations of M (2003) plc under the share purchase agreement dated August 2, 2002 between M (2003) plc, as guarantor, Marconi (Bruton Street) Limited, as vendor, and Finmeccanica, as purchaser, were novated to Marconi Corporation plc with effect from May 19, 2003.

Sponsors’ Agreement dated March 31, 2003 between the Marconi Corporation plc, M (2003) plc, Lazard Brothers & Co. and Morgan Stanley & Co. Limited.

      Under the sponsors’ agreement, Lazard and Morgan Stanley agreed to act as joint sponsors for Marconi Corporation plc in connection with admission of its ordinary shares to the London Stock Exchange. Marconi Corporation plc and M (2003) plc have given Lazard and Morgan Stanley certain representations and warranties regarding, inter alia, the accuracy of information contained in the restructuring disclosure documentation. Marconi Corporation plc and M (2003) plc also gave certain indemnities in relation to the financial restructuring and other indemnities on customary terms against certain liabilities in connection with the accuracy of information contained in the restructuring documentation and certain other documents in connection with admission.

ESOP Escrow Agreement dated December 13, 2002 between Marconi Corporation plc, M (2003) plc, HSBC Bank plc and Barclays Bank PLC (Barclays).

      The ESOP Escrow Agreement implements the substantive provisions of the ESOP term sheet concluded on August 28, 2002 and provided the basis on which two escrow accounts could be funded and held pending agreement or determination of Barclays’ claims, if any, against certain former operating subsidiaries of M (2003) plc in relation to certain potential liabilities. Which escrow account was established depended on whether the restructuring was successful or not. The ESOP Escrow Agreement:

•	sets out the terms on which approximately £145 million will be held in escrow and creates a framework for resolving Barclays’ entitlement, if any, to the balance of such cash;

•	provides for a number of detailed assumptions to assist a court with that determination;

•	sets out the terms, if our restructuring had not become effective, on which a certain amount of cash would be paid into escrow in accordance with the interim security arrangements and created a framework for resolving Barclays’ entitlement, if any, to the balance of such cash; and

•	provides for the release of any claims that M (2003) plc or Barclays may have against each of the former operating subsidiaries under certain funding letters entered into by the operating subsidiaries.

      The terms of the ESOP Escrow Agreement dealing with the money to be held in escrow have been superseded by the ESOP settlement agreement referred to below. In other respects the ESOP Escrow Agreement continues to apply.

ESOP Settlement Agreement dated March 26, 2003 between M (2003) plc, Marconi Corporation plc, HSBC Bank plc (HSBC), Barclays, Salomon Brothers International Limited (SBIL), UBS AG (UBS) and Bedell Cristin Trustees Limited (BCT).

      On March 26, 2003, Marconi Corporation plc and M (2003) plc reached agreement with the ESOP derivative banks for a settlement of their ESOP derivative related claims against the Marconi group. Under the terms of the settlement, Marconi Corporation plc paid a total of £35 million to the ESOP derivative banks in full and final settlement of their respective ESOP related claims against the Marconi group.

Memorandum of Understanding dated March 25, 2003 between the Marconi Corporation plc, M (2003) plc and the United States Pension Benefit Guaranty Corporation (PBGC).

      Marconi Corporation plc and M (2003) plc entered into a legally binding Memorandum of Understanding with the PBGC under which the PBGC agreed (a) that it would not take any action in connection with the financial restructurings of Marconi Corporation plc and M (2003) plc to involuntarily terminate either of the two tax-qualified defined benefit pension plans sponsored by Greensboro Associates, Inc., an indirect wholly owned subsidiary of Marconi Corporation plc, or the U.S. pension plans, and (b) that it would withdraw any contingent claims filed by the PBGC under the M (2003) plc restructuring as of May 19, 2003. Under the Memorandum of Understanding with the PBGC, (a) Marconi Corporation plc or the contributing employers to the U.S. pension plans will make annual contributions to the U.S. pension plans in an amount equal to each U.S. pension plan’s respective minimum funding requirements under the applicable, United States statutes, including ERISA, and the U.S. Internal Revenue Code, or, if greater, the respective U.S. pension plan’s normal cost, plus an additional U.S.$9 million per annum payable in quarterly installments of U.S.$2.25 million commencing as of June 30, 2003, but only to the extent deductible, (b) Marconi Corporation plc will provide a guarantee to the PBGC of the obligations of its subsidiaries in the United States with respect to (x) such subsidiaries’ respective obligations to make contributions to the U.S. pension plans as provided in clause (a) of this sentence and, (y) any liability owing to the U.S. pension plans or to the PBGC if either or both of the U.S. pension plans should terminate while such guarantee is in effect. To the extent that any required annual contributions in excess of annual normal cost would result in a credit balance under either of the U.S. pension plans which could otherwise be used to satisfy minimum funding requirements, the Memorandum of Understanding with the PBGC significantly limits such usage.

      The Memorandum of Understanding with the PBGC provides that if Marconi Corporation plc intends to sell any of its business units in the United States to a third-party purchaser whose debt immediately following the consummation of such transaction is not then rated investment grade, no proposed transfer of assets and liabilities of the U.S. pension plans to a pension plan of the third-party purchaser may be made without the consent of the PBGC. To the extent that any sale of a business unit will not include the transfer of the assets and liabilities of the applicable U.S. pension plan to a pension plan of the purchaser of such business unit, Marconi Corporation plc will cause a portion of the proceeds of such business unit sale equal to the net shortfall, if any, under the applicable U.S. pension plan which is attributable to such business unit to be contributed to the applicable U.S. pension plan upon completion of such business unit sale, with the amount to be contributed based on the then applicable PBGC safe harbor assumptions used for plan termination purposes, subject to any applicable limitations under ERISA or the U.S. Internal Revenue Code with respect to deductibility of such contributions or otherwise. The Memorandum of Understanding with the PBGC also requires that one of the U.S. pension plans be fully funded or transferred to a purchaser of a business unit upon the occurrence of certain business unit sales.

      The Memorandum of Understanding with the PBGC further provides that Marconi Corporation plc will consent to jurisdiction in the United States federal district courts and will agree as a contractual matter to be jointly and severally liable with its U.S. subsidiaries which are participating employers in the U.S. pension plans with respect to its obligations under the PBGC Memorandum of Understanding.

      As part of its obligations under the Memorandum of Understanding with the PBGC, Marconi Corporation plc will provide, or cause its U.S. subsidiaries to provide, certain specific information relevant to the U.S. pension plans to the PBGC on a regular basis during the term of the Memorandum of Understanding.

      Marconi Corporation plc’s obligation under this Memorandum of Understanding with the PBGC with respect to any U.S. pension plan will cease on the earliest to occur of (a) the date that a U.S. pension plan is terminated in a standard termination under ERISA, or (b) on May 20, 2008 when either (x) such U.S. pension plan has been fully funded on a termination basis for two consecutive years ending on or after the expiration of such five-year period or (y) Marconi Corporation plc’s debt is rated investment grade. If Marconi Corporation plc is acquired at any time while the Memorandum of Understanding with the PBGC remains in effect and the acquiror’s debt is rated investment grade immediately following such sale, the PBGC will agree to review the acquisition of Marconi Corporation plc in good faith to determine whether the need for its Memorandum of Understanding with Marconi Corporation plc and M (2003) plc still exists and whether such Memorandum of Understanding may then be terminated.

EXCHANGE CONTROLS

      There are currently no decrees or regulations under the laws of the United Kingdom restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of M (2003) plc ordinary shares or American depositary shares who are non-residents of the United Kingdom.

TAXATION

United States Federal Income Taxation

      The following summary describes material U.S. federal income tax consequences that may be relevant to the acquisition, ownership and disposition of our ordinary shares and/or ADRs. This summary addresses only U.S. federal income tax considerations for holders that hold our ordinary shares and/or ADRs as capital assets. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire our ordinary shares and/or ADRs. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following: (a) financial institutions; (b) insurance companies; (c) dealers or traders in securities, currencies or notional principal contracts; (d) tax-exempt entities; (e) persons that will hold our ordinary shares and/or ADRs as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. federal income tax purposes; (f) persons that have a “functional currency” other than the U.S. dollar; (g) persons that own (or are deemed to own) 10% or more (by voting power) of our share capital; (h) regulated investment companies; (i) persons who hold our ordinary shares and/or ADRs through partnerships or other pass-through entities; (j) real estate investment trusts; and (k) S corporations. Further, this summary does not address alternative minimum tax consequences.

      This summary is based on the Internal Revenue Code of 1986, as amended, U.S. Treasury regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this document. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

      Prospective holders should consult their own tax advisor with respect to the U.S. federal, estate, state, local, gift and other tax consequences of acquiring, owning and disposing of our ordinary shares and/or ADRs.

      U.S. Holders should also review the discussion below under “— United Kingdom Taxation” for the U.K. tax consequences to a U.S. holder of our ordinary shares and/or ADRs.

      For purposes of this summary a “U.S. holder” is a beneficial owner of our ordinary shares and/or ADRs that is, for U.S. federal income tax purposes: (a) a citizen or resident of the United States; (b) a corporation created or organized in or under the laws of the United States or any state thereof, including the District of Columbia; (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and (ii) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. If a partnership holds our ordinary shares or ADRs, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding our ordinary shares or ADRs should consult its tax advisor. A “Non-US holder” is a beneficial owner of our ordinary shares or ADRs that is not a U.S. holder.

Distributions

      Subject to the discussion “— Passive Foreign Investment Company Considerations”, the gross amount of any distribution that is actually or constructively received by a U.S. holder with respect to our ordinary shares and/or ADRs will be a dividend includible in gross income of a U.S. holder as ordinary income. Dividends paid on our ordinary shares and/or ADRs generally will constitute income from sources outside the United States and will not be eligible for the “dividends received” deduction to United States corporate shareholders. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution.

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

Sale or Other Disposition of Marconi plc Shares and/or ADRs

      Subject to the discussion “— Passive Foreign Investment Company Considerations”, a U.S. holder will generally recognize a gain or loss for U.S. federal income tax purposes upon the sale or exchange of our ordinary shares and/or ADRs in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis in those ordinary shares or ADRs, as the case may be. That gain or loss will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for individuals, trusts or estates) if our ordinary shares or ADRs, as appropriate, were held for more than one year. Any such gain or loss would generally be treated as from sources within the United States. The deductibility of capital losses is subject to significant limitations.

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

      Subject to the discussion under “— Backup Withholding and Information Reporting”, a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of our ordinary shares and/or ADRs unless: (a) that gain is effectively connected with the conduct by that Non-U.S. holder of a trade or business in the United States, or (b) in the case of any gain realized by an individual Non-U.S. holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met.

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

      Based on our current assets it is likely that were characterized as a PFIC for U.S. federal income tax purposes for the taxable year ended 31 March, 2004. Because this is a factual determination made annually at the end of the taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC in any year, special, possibly materially adverse, consequences would, as discussed below, result for U.S. holders.

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

      The foregoing rules with respect to distributions and dispositions may be avoided if a U.S. holder is eligible for and timely makes a valid “QEF election” (in which case the U.S. holder would be required to include in income on a current basis its pro rata share of our ordinary income and net capital gains). In order to be able to make the QEF election, we would be required to provide a U.S. holder with certain information. We may decide not to provide the required information.

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

Backup Withholding and Information Reporting

      Backup withholding and information reporting requirements may apply to certain payments to U.S. holders of dividends on our ordinary shares and/or ADRs and to the proceeds of a sale or redemption of our ordinary shares or ADRs. We, our agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a maximum rate of 28% of such payment if the U.S. holder fails (a) to furnish the U.S. holder’s taxpayer identification number, (b) to certify that the U.S. holder is not subject to backup withholding or (c) to otherwise comply with the applicable requirements of the backup withholding rules. The backup withholding rate may be subject to change each year. Certain U.S. holders, including, among others, corporations, are not subject to the backup withholding and information reporting requirements. Non-U.S. holders who hold our ordinary shares or ADRs through a U.S. broker or agent or through the U.S. office of a non-U.S. broker or agent may be required to comply with applicable certification procedures to establish that they are not U.S. holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder generally may be claimed as a credit against such holder’s U.S. federal income tax liability provided that the required information is furnished timely to the IRS.

Prospective holders should consult their own tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining this exemption.

United Kingdom Taxation

      The following summary describes certain U.K. tax consequences for certain holders of our ordinary shares and/or ADRs. It is intended to apply only to U.S. holders (as defined in the section above under “United States Federal Income Taxation”) who are not also residents of the U.K. for U.K. tax purposes or carrying on a business in the U.K. through a branch, agency or permanent establishment and who hold the our ordinary shares and/or ADRs as investments. It may not apply to certain classes of holders, such as dealers in securities.

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

Taxation of capital gains

      A U.S. shareholder who is not resident, and in the case of an individual also not ordinarily resident, in the U.K. for U.K. tax purposes will not be liable for U.K. taxation on capital gains realized on the disposal of his or her shares or ADRs unless at the time of the disposal:

•	the U.S. shareholder carries on a trade, profession or vocation in the U.K. through a branch, agency or permanent establishment; and

•	the shares or ADRs are or have been used, held or acquired for the purposes of the trade, profession, vocation, branch, agency or permanent establishment.

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

U.K. stamp duty and stamp duty reserve tax (SDRT)

      U.K. stamp duty or SDRT is payable upon the transfer or issue of shares to, or to a nominee or agent of, a person whose business is or includes issuing depositary receipts or providing clearance services. For this purpose, the current rate of stamp duty and SDRT is 1.5%, rounded up, in the case of stamp duty, to the nearest £5. The rate is applied, in each case, to the amount or value of the consideration or, in some circumstances, to the value of the shares.

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

Item 11: Quantitative and Qualitative Disclosures about Market Risk

      The discussion below covers our exposure to market risk, related to changes in interest rates, foreign exchange rates and share prices for the fiscal year ending March 31, 2003 and the weeks in fiscal 2004 immediately preceding our financial restructuring. As at March 31, 2004, we no longer had any material risks in these areas.

Financial instruments

      In connection with the financial restructuring process described above, we were required to manage immediate liquidity, which included the cancellation of all outstanding derivatives positions. Consequently, during fiscal 2003, out-of-the-money interest rate swap arrangements with fair value £83 million were converted to new loan agreements and cash proceeds of £8 million were received from unwinding in-the-money interest rate swap arrangements. At March 31, 2003, 45% of our interest-bearing borrowings were at fixed rates after taking account of interest rate swaps. Of this total, 24% were at fixed dollar rates of interest and 21% were at fixed euro rates of interest. These borrowings were later cancelled as part of our financial restructuring.

      Our interest expense was exposed to interest rate movements in our floating rate debt, cash and investments. Prior to the effectiveness of our financial restructuring we were principally exposed to changes in short-term interest rates in pounds sterling and U.S. dollars. A one percentage point increase in market interest rates would have increased interest income by £8 million and increased interest expense by £22 million which, combined, would have increased loss from continuing operations before income taxes in fiscal 2003 by approximately £14 million.

Foreign exchange risk

      We were a global communications company, and as such we conducted a significant portion of our business activities outside the United Kingdom in currencies other than sterling. Our principle exchange rate exposures related to U.S. dollar/pounds sterling and euro/pounds sterling exchange rates for both transactional and translation related exposures. Our foreign currency management policy sought to minimize the impact of fluctuations in exchange rates on future cash flows and required subsidiaries to hedge firm transaction exposures against their local currency at the time the exposure was identified. These exposures were hedged by the use of spot and forward exchange contracts. Due to the financial restructuring, we did not enter into any such contracts in fiscal 2003.

      We also had overseas subsidiaries that earned profits and whose net assets were denominated in foreign currencies. It was our policy not to use derivatives to hedge exposures arising from the translation of these overseas profits and net assets into pounds sterling. However, approximately 83% of gross borrowings were denominated in foreign currencies in order to form a hedge for our investments in currencies other than sterling. Of these, 61%, denominated in U.S. dollars, formed a hedge for our investments in the U.S., and 21%, denominated in euro, formed a hedge for our investment in the Euro-zone.

      If the pound sterling had strengthened such that the average exchange rates used in the translation of our overseas earnings changed by 10%, our reported income from continuing operations would have been increased by 2.7%, in fiscal 2003.

Share price risk

      The Marconi group had, in the past, issued share options to our employees under a number of different option plans, collectively known as the Employee Share Option Plans (“ESOP”). Under these plans, options could be satisfied by way of a transfer of existing M (2003) plc ordinary shares acquired in the market by an employee trust or other vehicle, or, under some of the plans only, by an issue of new M (2003) plc shares. From January 2000, in order to hedge part of the potential cost of the plans estimated at that time, we entered into the ESOP derivative transactions with the ESOP derivative banks to purchase a total of 40 million shares in the future at prices which were fixed at the date of contract. At March 31, 2003, the purchase of 38.5 million shares under these contracts was outstanding. Our maximum exposure under the contracts was £337 million, plus accrued finance charges. At March 31, 2003, we had paid £214 million of collateral, the maximum amount of collateral payable under these ESOP derivative transactions. The remaining principal amount of £123 million under these contracts had been the subject of claims brought against the Group by the ESOP derivative banks. In connection with the financial restructuring process, we entered into a final settlement with the ESOP derivative banks that definitively settled the claims of the ESOP derivative banks against us in relation to the ESOP derivative transactions. Under the settlement, which was conditional on our financial restructuring becoming effective, we paid a total of £35 million to the ESOP derivative banks and we excluded the claims of the ESOP derivative banks under the ESOP derivative transactions from our schemes of arrangement.

Item 12: Description of Securities other than Equity Securities

      This item is not applicable.

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies

      In connection with the financial restructuring of M (2003) plc and Marconi Corporation plc, Marconi Corporation plc did not repay amounts that became due under its banking facility on March 25, 2003 and M (2003) plc did not pay on its guarantee of such facility. On March 23, 2003, Marconi Corporation plc also failed to make interest payments due on its 7 3/4% Bonds due 2010 and its 8 3/8% Bonds due 2030, and on March 31, 2003, Marconi Corporation plc failed to make interest payments due on its 5.625% Bonds due 2005 and its 6.375% Bonds due 2030. M (2003) plc also did not pay on its guarantees of those bonds. These defaults were not cured but the debts, including accrued but unpaid interest, were retired pursuant to the M (2003) plc and Marconi Corporation plc schemes of arrangement, which became effective on May 19, 2003. Accordingly, no amounts remained in arrears.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

      Pursuant to the M (2003) plc and Marconi Corporation plc schemes of arrangement, our creditors, including the holder of Marconi Corporation plc’s 7 3/4% Bonds due 2010 and our 8 3/8% Bonds due 2030 that were guaranteed by M (2003) plc, received a mixture of cash, new senior guaranteed notes and new junior guaranteed notes issued by Marconi Corporation plc and new ordinary shares in Marconi Corporation plc. Please see “Item 4: Information on the Company — History and Developments of the Company — History — Restructuring” for additional information with respect to our financial restructuring. Further detail with respect to these schemes of arrangement can be found in the scheme document that Marconi Corporation plc furnished under cover of Form 6-K on March 31, 2003, which is incorporated herein by reference.

Item 15: Controls and Procedures

      Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness and design and operation of our disclosure controls and procedures as of March 31, 2004. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of that date. Since the date of the evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect the controls. Therefore, no corrective actions were taken.

Item 16A: Audit Committee Financial Expert

      We consider Richard Anthony Robinson to be the financial expert serving on our audit committee as defined by Item 16A(b). Mr. Robinson is an independent non-executive director.

Item 16B: Code of Ethics

      We have not adopted a code of ethics as defined by Item 16B(b). Since we no longer conduct any business and do not intend to revive any business operations, we do not believe that a code of ethics is necessary.

Item 16C: Principal Accountant Fees and Services

      The following table provides information on the aggregate fees paid for fiscal years ended March 31, 2004 and 2003 to our principal accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively “Deloitte & Touche”) and to Arthur Andersen for internal audit fees in fiscal year 2003:

	Fiscal year ended
	March 31,
(£ millions)	2004	2003

Deloitte & Touche
Audit	—	1
Audit-related	—	13
Tax	—	2
Other	—	1

Total Deloitte & Touche	—	17
Arthur Andersen
Internal Audit	—	2

TOTAL FEES	—	19

Audit and audit-related fees

      Audit and audit-related fees consist of professional services rendered for the audits of the consolidated financial statements of the Company, statutory audits, income tax provision procedures and other work in connection with documents filed with the SEC. Our audit and audit related fees have decreased to £0.1 million (2003: £14 million) due to the cessation of trading and the completion of the Company’s financial restructuring. Audit-related fees in fiscal 2003 principally relate to fees incurred in connection with our financial restructuring, including various documents filed with the London Stock Exchange and the UK courts.

Tax fees

      Tax fees were £nil for fiscal 2004. For fiscal 2003 they consist primarily of dealing with tax computations, submissions, restructuring and expatriate services. Expatriate services are being transitioned to another professional services firm.

Other

      Other services in fiscal 2003 include operational internal audit fees and project work and technical advice.

Pre approval procedures for Services

      All audit and non-audit services performed by the auditors are pre-approved by the Company’s audit committee, following a competitive tender where appropriate, in accordance with the committee’s auditors’ independence policy.

PART III

Item 17: Financial Statements

      Financial statements are being furnished pursuant to the instructions of Item 18 of Form 20-F.

Item 18: Financial Statements

      M (2003) plc is furnishing consolidated financial statements beginning at page F-1.

Item 19: Exhibits

1.1***	Memorandum and Articles of Association of M (2003) plc
2.1†	Specimen ordinary share certificate of M (2003) plc
2.2†	Deposit Agreement dated as of September 6, 2000 Between M (2003) plc and The Bank of New York, as depositary, and Owners and beneficial holders of American Depositary Receipts
2.3†	American Depositary Receipt of M (2003) plc (included in Exhibit 2.2)
2.4††	Marconi Corporation plc and M (2003) plc’s Proposals in Relation to Schemes of Arrangement under Section 425 of the UK Companies Act 1985, dated March 31, 2003 between Marconi Corporation plc, M (2003) plc and their respective scheme creditors.
4.01**	Settlement Deed dated December 19, 2002 between RT Group Telecom Services Limited, RT Group plc, Marconi Corporation plc, Ultramast Limited, James Smith and Nicholas Dargan
4.02**	Agreement dated November 4, 2002 between UBS AG and Marconi Corporation plc related to the payment of interest on certain interest rate swap transactions
4.03**	Scheme Implementation Deed dated March 27, 2003, between M (2003) plc, Marconi Corporation plc, Ancrane, E A Continental Limited, Marconi Nominees Limited, British Sealed Beams Limited and various other group companies
4.04**	Escrow and Distribution Agreement dated March 27, 2003 between M (2003) plc, Marconi Corporation plc, Regent Escrow Limited, The Bank of New York, The Law Debenture Trust Corporation plc, Ancrane, Bondholder Communications Group and the Supervisors
4.05**	Statement and waiver of intercompany balances agreement Dated on or about March 27, 2003 between M (2003) plc, Marconi Corporation plc and certain other group companies
4.06**	Deed of Novation dated March 26, 2003 between Marconi Corporation plc, M (2003) plc and BAE SYSTEMS plc
4.07**	Assumption Agreement and Consent dated March 26, 2003 between Marconi Corporation plc, M (2003) plc and Lemelson Medical Education and Research Foundation, Limited Partnership
4.08**	Deed of Novation and Amendment dated March 26, 2003 between Marconi Corporation plc, M (2003) plc and Finmeccanica SpA
4.09**	Sponsors’ Agreement dated March 31, 2003 between Marconi Corporation plc, M (2003) plc, Lazard Brothers & Co. and Morgan Stanley & Co. Limited
4.10**	ESOP Escrow Agreement dated December 13, 2002 between Marconi Corporation plc, M (2003) plc, HSBC Bank plc and Barclays Bank PLC
4.11**	ESOP Settlement Agreement dated March 26, 2003 between M (2003) plc, Marconi Corporation plc, HSBC Bank plc, Barclays, Salomon Brothers International Limited, UBS AG and Bedell Cristin Trustees Limited
4.12**	Memorandum of Understanding dated March 25, 2003 between the Marconi Corporation plc, M (2003) plc and the United States Pension Benefit Guaranty Corporation
8.1*	List of principal subsidiaries and other associated Companies of M (2003) plc (incorporated by Reference to Note 22 of the Notes to the Consolidated Financial Statements included in this Annual Report)

12.1*	Certification required by Rule 13a-14(a) or Rule 15d-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification required by Rule 13a-14(a) or Rule 15d-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed with this annual report.

**	Incorporated by reference to the Annual Report on Form 20-F (File No. 0-30294) filed with the SEC on September 25, 2003.

***	Incorporated by reference to the Annual Report on Form 20-F (File No. 0-30294) filed with the SEC on September 28, 2001.

†	Incorporated by reference to the Registration Statement on Form 20-F (File No. 0-30924) filed with the SEC on September 5, 2000.

††	Incorporated by reference to the Report under cover of Form 6-K (File No. 0-30924) furnished to the SEC on March 31, 2003.

SIGNATURES

      The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

M (2003) PLC

By:	/s/ K D SMITH

Name: Kevin David Smith
Title: Company Secretary
Date: October 8, 2004

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

M (2003) plc and subsidiaries

Consolidated financial statements as of March 31, 2004 and 2003 and for the three years ended March 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of M (2003) plc:

      We have audited the accompanying consolidated balance sheets of M (2003) plc and its subsidiaries and joint ventures (together the “Company”) as of March 31, 2004 and 2003 and the related consolidated statements of operations, cash flows, other comprehensive income/(loss), and shareholders’ equity/(deficit) for each of the three fiscal years in the period ended March 31, 2004 (expressed in pounds sterling). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

      Our audits also comprehended the translation of certain pounds sterling amounts into U.S. Dollars and, in our opinion, such translation has been made in conformity with the basis described in note 2. Such U.S. Dollar amounts are presented solely for the convenience of readers in the United States of America.

Deloitte & Touche LLP

Birmingham, England
October 8, 2004

M (2003) plc and subsidiaries

CONSOLIDATED BALANCE SHEETS

	March 31,
	2004	2004	2003
(in millions, except share data)	U.S.$	£	£

ASSETS
Current assets
Cash and cash equivalents	17	9	195
Restricted cash	—	—	964
Investment in securities	—	—	16
Accounts receivable, net	—	—	462
Inventories, net	—	—	234
Prepaid expenses and other current assets	—	—	126

Total current assets	17	9	1,997
Property, plant and equipment, net	—	—	263
Investments in affiliates	—	—	18
Goodwill	—	—	657
Intangibles, net	—	—	101
Other non-current assets	—	—	75

TOTAL ASSETS	17	9	3,111

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current liabilities
Short-term debt	—	—	2,195
Current maturities of long-term debt	—	—	1,806
Accounts payable	—	—	163
Accrued expenses and other current liabilities	—	—	1,048
Net liabilities of discontinued operations	—	—	12

Total current liabilities	—	—	5,224
Long-term debt	—	—	30
Deferred income taxes	—	—	5
Other liabilities	—	—	352

Total liabilities	—	—	5,611
Commitments and contingencies (Note 11)
Minority interests	—	—	3
Shareholders’ equity/(deficit)
Ordinary shares, £0.05 par value;
Authorized: 6,000,000,000 shares in 2004 and 2003;
Issued and outstanding: 2,793,011,951 shares in 2004 and 2003	258	140	140
Additional paid-in capital	1,213	659	1,080
Accumulated deficit	(1,454)	(790)	(3,441)
Accumulated other comprehensive loss	—	—	(282)

Total shareholders’ equity/(deficit)	17	9	(2,503)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)	17	9	3,111

See notes to consolidated financial statements.

M (2003) plc and subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal year ended March 31,
	2004	2004	2003	2002
(in millions)	U.S.$	£	£	£

Revenue:
Network equipment	184	100	1,131	1,812
Network services	125	68	743	969
Other	—	—	22	465

	309	168	1,896	3,246
Direct costs	254	138	1,522	3,297

Gross margin	55	30	374	(51)
Operating expenses:
Selling, general and administrative	90	49	356	836
Research and development	57	31	290	525
Amortization of goodwill and intangibles	11	6	44	436
Business restructuring charges	4	2	230	396
Impairment of long-lived assets	—	—	69	3,968
(Gain)/loss on sale of businesses, net	—	—	(5)	64
Other (income)/expenses	—	—	(2)	116

Total operating expenses	162	88	982	6,341

Operating loss	(107)	(58)	(608)	(6,392)
Other income/(expense):
(Loss)/gain on sale of investments, net	—	—	(5)	89
Impairment of investments	—	—	(40)	—
Gain on financial restructuring	4,018	2,183	—	—
Gain on settlement of equity forward contracts	226	123	—	—
Other income	—	—	34	166
Interest income	53	29	45	40
Interest expense	—	—	(329)	(272)

Income/(loss) from continuing operations before income taxes, minority interests and cumulative effects of changes in accounting principles	4,190	2,277	(903)	(6,369)
Income tax (charge)/benefit	(2)	(1)	209	471
Equity in net loss of affiliates	—	—	(62)	(196)

Income/(loss) from continuing operations, before cumulative effects of changes in accounting principles	4,188	2,276	(756)	(6,094)
Discontinued operations:
Loss from discontinued operations, net of tax of £nil (2003, £2, and 2002, £36)	—	—	(74)	(64)
Gain on sale of discontinued operations, net of tax of £nil	—	—	23	248
Cumulative effect of changes in accounting principles, net of tax of £nil	—	—	—	(240)

Net income/(loss)	4,188	2,276	(807)	(6,150)

See notes to consolidated financial statements

M (2003) plc and subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal year ended March 31,
	2004	2004	2003	2002
(in millions)	U.S.$	£	£	£

Cash flows from operating activities:
Net income/(loss)	4,188	2,276	(807)	(6,150)
Adjustments to reconcile net income/(loss) to net cash used in operating activities of continuing operations:
Loss from discontinued operations	—	—	74	64
Gain on sale of discontinued operations	—	—	(23)	(248)
Gain on early retirement of debt	—	—	—	(166)
Cumulative effect of changes in accounting principles	—	—	—	240
Loss on equity forward contracts	—	—	—	95
Cash paid on settlement of equity forward contracts	(64)	(35)	—	—
Loss on disposal of businesses and properties	—	—	3	149
Gain on financial restructuring	(4,018)	(2,183)	—	—
Gain on settlement of equity forward contracts	(226)	(123)	—	—
Gain on sale of debt and marketable equity securities	—	—	—	(26)
Loss/(gain) on sale of investments in affiliates	—	—	5	(63)
Stock compensation	17	9	14	26
Impairment of long-lived assets	—	—	69	3,968
Impairment of investments	—	—	40	—
Depreciation and amortization	29	16	169	653
Provision for doubtful accounts	—	—	(10)	175
Provision for allowance for inventory write off	—	—	25	805
Other income	—	—	(34)	—
Profit on disposal of property, plant and equipment	—	—	(9)	(85)
Change in current and deferred taxes	—	—	(177)	(468)
Equity in net loss of affiliates	—	—	62	196
Dividends received from affiliates	—	—	—	29
Cash paid for restructuring	(36)	(20)	—	—
Changes in operating assets and liabilities, net of the effect of acquisitions:
Accounts receivable	184	100	137	479
Inventories	2	1	228	151
Prepaid expenses and other assets	—	—	(21)	(36)
Accounts payable	(48)	(26)	(175)	(231)
Accrued expenses and other liabilities	(53)	(29)	(154)	(160)

Net cash used in operating activities	(25)	(14)	(584)	(603)

See notes to consolidated financial statements.

	Fiscal year ended March 31,
	2004	2004	2003	2002
(in millions)	U.S.$	£	£	£

Cash flows from investing activities:
Maturities and sales of debt and marketable equity securities	(384)	(209)	—	317
Purchases of debt and marketable equity securities	—	—	(20)	(111)
Proceeds from the sale of investments in affiliates	—	—	—	150
Purchases of property, plant and equipment	(9)	(5)	(35)	(327)
Proceeds from the sale of property, plant and equipment	—	—	30	171
Net cash paid for investments in affiliates	—	—	—	(65)
Cash (outflow)/received from disposals	(1,045)	(568)	436	1,001
Cash element of scheme consideration	(613)	(333)	—	—
Net cash paid for acquisitions	—	—	—	(18)

Net cash (used in)/provided by investing activities	(2,051)	(1,115)	411	1,118

Cash flows from financing activities:
Short-term debt repayments, net	(40)	(22)	(30)	(206)
Term loan (repayments)/borrowings, net	(2)	(1)	(45)	981
Dividends paid	—	—	—	(95)
Issuance of ordinary shares	—	—	—	7
Restricted cash transferred to secured accounts	1,773	964	(692)	(191)

Net cash provided by/(used in) financing activities	1,731	941	(767)	496

Net cash provided by/(used in) discontinued operations	3	2	(80)	40
Effects of exchange rate changes on cash and cash equivalents	—	—	(28)	(9)
Net (decrease)/increase in cash and cash equivalents	(342)	(186)	(1,048)	1,042
Cash and cash equivalents, beginning of year	359	195	1,243	201

Cash and cash equivalents, end of year	17	9	195	1,243

Supplemental disclosure of cash flow activity:
Cash payments for interest	(2)	(1)	134	275
Cash (repayment)/payment for income taxes	(2)	(1)	(31)	—
Acquisitions:
Tangible assets acquired	—	—	—	1
Liabilities assumed	—	—	—	(2)
Intangible assets generated	—	—	—	(22)
Deferred consideration	—	—	—	41

Total cash paid for acquisitions	—	—	—	18

      During the fiscal year ended March 31, 2002, the Company received shares in various businesses as consideration for the disposal of ipsaris, Marconi Optical Components, and Marconi Communications South Africa. Such consideration was fair valued at £245 million.

See notes to consolidated financial statements.

M (2003) plc and subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	Fiscal year ended March 31,
	2004	2004	2003	2002
(in millions)	U.S.$	£	£	£

Net income/(loss)	4,188	2,276	(807)	(6,150)
Other comprehensive income/(loss):
Unrealized gains/(losses) on derivative instruments	—	—	22	(23)
Accumulated translation adjustments, (net of income tax and reclassification adjustments)	—	—	62	(66)
Minimum pension liability, (net of income tax of £nil)	543	295	(295)	—

Other comprehensive income/(loss)	4,731	2,571	(1,018)	(6,239)

Disclosure of tax and reclassification amounts:
Unrealized gains/(losses) on derivative instruments, net of tax of £nil (2003 £1 and 2002 £1)	2	1	22	(18)
Cumulative effect of accounting change, net of tax of £1	—	—	—	(2)
Less: reclassification adjustment for loss included in net income/(loss), net of tax of £1	(2)	(1)	—	(3)

Unrealized gains/(losses) on derivative instruments	—	—	22	(23)

Accumulated translation adjustments, net of tax of £nil	(26)	(14)	62	(111)
Less: reclassification adjustment for gains included in net income/(loss), net of tax of £nil (2002, £nil)	26	14	—	45

Net translation adjustments	—	—	62	(66)

Unrealized (gains)/losses on investments, net of tax of £nil (2003, £nil and 2002, £77)	—	—	—	(217)
Less: reclassification adjustment for gains included in net (loss)/income, net of tax of £nil (2002, £77)	—	—	—	217

	—	—	—	—

See notes to consolidated financial statements.

M (2003) plc and subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT)

					Accumulated
			Additional	Retained	other
	Ordinary shares		paid-in	earnings/	comprehensive	Treasury
(in £ millions, except share data)	Shares	Amount	capital	(deficit)	income/(loss)	Shares	Total

As of March 31, 2001	2,785,189,896	139	815	3,611	235	(8)	4,792
Net loss				(6,150)			(6,150)
Dividends paid (£ 0.05 per share)				(95)			(95)
Equity forward contracts			(25)				(25)
Issuance of ordinary shares under share option plans	7,218,035	1	7				8
Issuance of ordinary shares for acquisitions	230,889
Sale of treasury shares			(8)			8	—
Deferred compensation			34				34
Fair value movements on derivative instruments					(21)		(21)
Unrealized holding gains on investments, net of tax					(217)		(217)
Translation adjustments					(66)		(66)
Cumulative effect of accounting change — EITF 00-19			240				240
Cumulative effect of accounting change — SFAS 133					(2)		(2)

As of March 31, 2002	2,792,638,820	140	1,063	(2,634)	(71)	—	(1,502)
Net loss				(807)			(807)
Issuance of ordinary shares under share option plan	461,777
Acquisition and retirement of ordinary shares	(88,646)
Fair value movements on derivative instruments					22		22
Stock-based compensation			14				14
Shares issued by equity method investee			3				3
Translation adjustments					62		62
Minimum pension liability					(295)		(295)

As of March 31, 2003	2,793,011,951	140	1,080	(3,441)	(282)	—	(2,503)
Net income				2,276			2,276
Stock-based compensation			(46)				(46)
Transfers			(375)	375			—
Translation adjustments					(12)		(12)
Eliminated upon financial restructuring					294		294

As of March 31, 2004	2,793,011,951	140	659	(790)	—	—	9

See notes to consolidated financial statements.

M (2003) plc and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Nature of Business and basis of preparation:

Nature of business

      Until May 19, 2003 M (2003) plc (“the Company”) was the ultimate holding company for the Marconi Group. Through its subsidiaries the Marconi Group was a multi-regional vendor of telecommunications equipment and services and was organized into two main divisions: Core and Capital. The Core business included the provision of optical networks, broadband routing and switching, broadband access, outside plant and power, other network equipment and associated installation, maintenance and other value-added services. The Marconi Group’s customers included telecommunications companies and providers of internet services for their public networks and some large corporations, government departments and agencies, utilities and educational institutions for their private networks. The Capital business comprised certain non-core businesses that were managed for value and ultimately for disposal. These included an investment in Easynet Group plc as well as a number of other minor activities, investments and assets with whom the Company had a base of installed equipment.

      On May 19, 2003, the Company and its former subsidiary Marconi Corporation plc concluded a financial restructuring (the “financial restructuring”), which was effected through two separate schemes of arrangement under the U.K. Companies Act 1985 as described in note 3. Since the financial restructuring the Group consists of the Company and its non-trading and dormant subsidiaries listed in note 22. Therefore the Company and Group have no trading or business activities.

      As explained in note 3, the remaining assets of the Company will be distributed over time to scheme creditors, following which it is intended that the Company will be dissolved.

      The name of the Company was changed from Marconi plc to M (2003) plc on October 21, 2003.

Basis of preparation

      The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As explained in note 3, following the financial restructuring of May 19, 2003 and pursuant to the Company’s Scheme of Arrangement, the remaining assets of the Company will be distributed over time to its creditors in order to settle liabilities as they are incurred. Following this it is intended that the Company will be liquidated or dissolved; however, this is not expected to occur within the next twelve months.

2.	Summary of significant accounting policies

Basis of consolidation

      The accompanying consolidated financial statements include the accounts of M (2003) plc and its subsidiaries that are more than 50% owned and controlled. Investments in affiliates in which the Company exercises significant influence but not control (generally those with a 20-50% ownership interest) are accounted for under the equity method of accounting. Investments in non-listed entities in which the Company has less than a 20% ownership interest are accounted for under the cost method. All intercompany balances and transactions have been eliminated upon consolidation.

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

Income taxes

      The Company recognizes deferred tax assets and liabilities using enacted tax rates to calculate temporary differences between the tax basis of assets and liabilities and the financial statement carrying amounts. The Company recognizes a valuation allowance against such deferred tax assets when it is “more likely than not” that such assets will not be recovered. During fiscal years 2003 and 2002 all deferred tax assets, without offsetting liabilities in the same jurisdiction, were fully reserved. There are no deferred tax assets or liabilities at March 31, 2004.

Foreign currency

      The consolidated financial statements are presented in U.K. pounds sterling. The functional currency of each of M (2003) plc’s subsidiaries is the local currency in which each subsidiary is located. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of operations.

      Net income and cash flows of non-U.K. pounds sterling subsidiaries and equity investments are translated at the average rates of exchange during the year. The assets and liabilities of such entities are translated at year-end rates of exchange. Translation adjustments are included in other comprehensive income/(loss), as a separate component of shareholders’ equity/(deficit). Key exchange rates relative to U.K. pounds sterling used are as follows:

	Average rates			Year-end rates
	Fiscal year ended March 31,			As of March 31,
	2004	2003	2002	2004	2003

U.S. Dollar	1.70	1.55	1.43	1.84	1.58
Euro	1.44	1.55	1.63	1.50	1.45

Convenience translation

      The consolidated financial statements are presented in millions of U.K. pounds sterling. In addition, the consolidated financial statements as of and for the fiscal year ended March 31, 2004 are also presented in U.S. dollars. These U.S. dollar amounts are presented solely for the convenience of the reader at the rate of £1.00 = $1.840, the noon buying rate of the U.S. Federal Reserve Bank as of March 31, 2004. This rate may differ from the rates used in the preparation of our consolidated financial statements. These translated amounts should not be construed as representations that the U.K. pounds sterling amounts could have been, or could in the future be converted into U.S. dollars at this or any other exchange rate.

Revenue

      The Company recognizes revenue under Statement of Position (SOP) 81-1, Accounting for Performance of Construction-Type and certain Production-Type Contracts, SOP 97-2, Software Revenue Recognition and SEC Staff Accounting Bulletin No. 104, Revenue Recognition depending upon the terms of the contract.

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

Restricted cash

      Cash balances pledged or advanced as collateral are considered to be restricted cash. At March 31, 2004 and 2003, the total restricted cash was £nil and £964 million respectively. The total restricted cash balance consists of: £nil (2003, £771 million) held in secured accounts, £nil (2003, £135 million) of cash collateral placed against bonding facilities; £nil (2003, £27 million) of cash held in Employee Share Option Plan (ESOP) escrow accounts; £nil (2003, £17 million) of cash in insurance reserves and £nil (2003, £14 million) of cash deposited against secured loans in Italy.

Marketable equity securities

      Investments in securities are classified as available-for-sale and recorded at fair value. Net unrealized holding gains and losses, net of tax, are reported as a separate component of shareholders’ equity/(deficit), except where holding losses are determined to be “other-than-temporary”, whereby the losses are reported in gains and losses on sales of investments in the consolidated statement of operations. Gains and losses on disposals of marketable equity securities are determined using the specific identification method.

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

Property, plant and equipment

      Property, plant and equipment is stated at cost. Cost of significant assets includes capitalized interest incurred during the construction and development period. Depreciation expense is computed using the straight-line method over the estimated useful lives of the depreciable assets. The estimated useful lives for buildings and improvements are between 25 and 50 years and the estimated useful lives for machinery and equipment are between 3 and 10 years. Significant improvements which substantially extend the useful lives of assets are capitalized. Maintenance and repairs are charged to expense as incurred. Upon disposal of an asset, its accumulated depreciation is deducted from the original cost and any gain or loss is reflected in operating income/(loss).

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

      During fiscal 2004 tangible fixed assets were impaired by £nil (2003, £69 million and 2002, £154 million).

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

      No impairment charge was recorded in respect of goodwill and other intangible assets in fiscal 2004 or 2003.

      Prior to fiscal 2003, goodwill was amortized using the straight-line method over its estimated useful life.

      The Company periodically evaluated the recoverability of goodwill and other intangible assets by comparing the net book value of such assets to expected future cash flows, on an undiscounted basis, over the remaining amortization period of the asset. The Company measured impairment for enterprise level goodwill and identifiable intangible assets and goodwill associated with long-lived assets based on a discounted cash flow analysis. Based on these evaluations, an impairment charge of £3,814 million was recorded in respect of goodwill and other intangible assets in fiscal 2002. This is discussed further in notes 7 and 8.

Concentrations of credit risk

      Credit risk relates to the risk of loss that the Company would incur as a result of non-performance by counterparties. Prior to the financial restructuring the Company maintained credit policies with regard to its counterparties that enabled management to manage overall credit risk. The Company generally did not obtain collateral to support the agreements but established credit limits, monitored the financial viability of counterparties and sought guarantees where appropriate. At March 31, 2004 the Company had no receivable balances.

Derivative instruments, excluding equity forward contracts

      Prior to the financial restructuring the Company was exposed to interest rate risk on its borrowings, cash and investments. Its general policy was to maintain at least 50% of debt at fixed rates of interest. This was achieved by entering into receive-variable pay-fixed interest rate swaps to reduce variability of cash flows on floating-rate debt, and entering into receive fixed, pay-variable interest rate swaps to reduce the fair value risk on its fixed rate bonds. As a result of the discussions relative to the financial restructuring, these contracts were all terminated during fiscal 2003.

      Prior to the financial restructuring the Company conducted a significant proportion of its business activities outside the United Kingdom in currencies other than sterling. Its principal exchange rate exposures related to U.S. dollar/pounds sterling and euro/pounds sterling exchange rates for both transactional and translation related exposures. The Company used foreign currency exchange contracts to manage currency rate fluctuations by generating cash flows, which offset the foreign currency cash flows of certain contractual and forecast payments and receipts incurred in the ordinary course of business.

      The Company’s derivative financial instruments were for purposes other than trading and were not entered into for speculative purposes. The Company’s non-derivative financial instruments included letters of credit, commitments to extend credit and guarantees of debt.

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

      On June 30, 2001, the Company adopted Emerging Issues Task Force (EITF) No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, which requires such instruments to be marked to market, and the obligations to be recorded as a liability. As a result, the Company recorded a cumulative effect of changes in accounting principles of £240 million related to the loss on such instrument as of the implementation date, which was previously recorded within equity. Subsequent to the implementation date, additional market losses of £95 million have been recorded in other expenses in the statement of operations.

      At March 31, 2003, the purchase of 38.5 million shares under these contracts was outstanding. The maximum exposure under the contracts was £337 million, plus accrued finance charges. Certain contracts require BCTL to deposit cash collateral with the relevant ESOP Derivative Banks if the share price falls to certain levels stipulated in those contracts. Prior to the financial restructuring the Company funded the provision of this collateral. The carrying value of the contracts at March 31, 2003 was £158 million.

      An agreement was reached to settle these contracts and they were closed out on May 19, 2003. The agreed settlement amount was £35 million which resulted in a gain of £123 million recorded in the consolidated statement of operations as part of other income.

      At March 31, 2004 £nil (2003 £27 million) of cash balances was held in escrow with respect to these equity forward contracts. See Restricted cash within this section.

Fair value hedges

      Prior to the financial restructuring, as part of its overall risk management strategy, the Company used derivatives to convert its fixed-rate debt into variable-rate debt, and to hedge its foreign currency firm commitments. These derivatives were typically designated as fair value hedges, to manage the interest rate risk or foreign currency risk of the hedged item accordingly. The carrying amount of the hedged item is adjusted for gains or losses attributable to the hedged risk. This unrealised gain or loss is offset by changes in the fair value of the derivative. All hedging ineffectiveness is included in earnings in the current period.

      Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, the derivative is terminated or sold, or on the sale or early termination of the hedged item.

      For fiscal 2004 and 2003, the ineffective portion of all the Company’s fair value hedges was immaterial as the terms of the hedging instruments match the terms of the underlying hedged items. The Company does not exclude any components of the derivative gains and losses from the assessment of hedge effectiveness. The amount recognized in earnings for hedged firm commitments that no longer qualified for fair value hedges was immaterial.

Net investment hedges

      The Company’s policy has been to finance its activities in the same currencies as those used for its foreign investments in order to hedge foreign currency exposure of net investments in foreign operations. This policy has been implemented either by financing in the related currency or using derivatives, such as currency swaps, which provide a synthetic effect of a foreign currency loan, thereby reducing the exchange risk. As a result of the financial restructuring, which became effective May 19, 2003, the Company does not have any borrowings. For further information on the Company’s financial restructuring, refer to note 3.

      For fiscal 2004, £nil (2003, £169 million and 2002, £17 million) of net gains related to non-derivative instruments used as net investment hedges were included as a cumulative translation adjustment in the statement of comprehensive income/(loss). These net gains principally offset the net losses recorded on the respective net investments in foreign currencies being hedged. The hedge instruments used by the Company did not result in any material ineffectiveness. Their notional amounts were similar to the net investments being hedged as of the beginning of each quarter, and the currencies of the hedging instrument and hedged item were the same.

      The recorded amounts of the hedging instruments are as follows:

	At March 31,	At March 31,
	2004	2003
(in millions)	£	£

Loans	—	2,330

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

      For fiscal 2004 and 2003, the total ineffectiveness of all cash flow hedges was immaterial since most of the terms of the hedging instruments match the terms of the underlying hedged items. The reclassification of gains and losses into earnings from accumulated other comprehensive income as a result of the discontinuance of cash flow hedges because management estimated that it was still probable that original forecasted transactions would occur by the end of the originally specified time period or within an additional two months thereafter was also immaterial.

      For those hedging relationships that are designated as cash flow hedges the respective effective portion of the gain or loss recorded in other comprehensive income until it is necessary to be adjusted against net income in order to offset the respective change in expected future cash flows on the hedged transaction.

      For fiscal 2003 the total amount of losses in accumulated other comprehensive income of £23 million (£1 million related to tax) was reclassified into earnings during the year because, as a consequence of the financial restructuring which occurred on May 19, 2003 it was no longer probable at March 31, 2003 that the forecasted transactions would occur.

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

      At March 31, 2004 and 2003, other current assets included £nil million and £14.9 million respectively, representing the fair value of derivative instruments. In addition, £nil million and £67.5 million were included in accrued expenses and other current payables for derivative liabilities at March 31, 2004 and 2003, respectively.

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

Stock based compensation

      Prior to the financial restructuring on May 19, 2003, the Company had nine plans under which it granted options. The Company accounted for employee share plans under Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees. No compensation cost was recognized for ordinary shares and share options issued under fixed plans with a price equal to fair market value. For fixed plans, the measurement date was the grant date. The Company recognized compensation cost for all ordinary shares and stock options issued with an exercise price below fair market value at the grant date and for plans subject to variable accounting. For variable plans, the compensation cost was re-measured on the basis of the current market value of M (2003) plc stock at the end of each reporting period. For ordinary options, such expense was recognized over the vesting period of the options. The Company recognized compensation expense for plans with performance conditions if achievement of these conditions became probable.

      At the date of the financial restructuring, options outstanding under certain plans have been forfeited because the employees are no longer employed by a group company. For the remaining share options issued under variable plans, the compensation cost has been re-measured on the basis of a £nil value of M (2003) plc stock at March 31, 2004 because the directors believe that the shares are worthless. The full expense has been recognized in the current year because there is no future service period and there are no circumstances under which it is expected that any value will be attributable to these share options.

      The Company recorded a stock compensation credit in fiscal 2004 of approximately £37 million. This credit comprises a charge of £9 million (2003, £14 million and 2002, £26 million), related to stock options issued below fair market value and those plans, which are variable and a credit of £46 million relating to stock options that were forfeit as a result of the financial restructuring. This credit has been reported as part of the gain on financial restructuring. Had compensation cost for the employee share plans been determined consistent with the fair value methodology of SFAS 123, Accounting for Stock-Based Compensation, the Company’s net (loss)/income would have been as follows:

	Fiscal year ended

	March 31,
	2004	2003	2002
(in millions)	£	£	£

Net income/(loss):
As reported	2,276	(807)	(6,150)
Deduct: Total stock-based employee compensation determined under fair value based method, net of related tax effects	—	—	(20)
(Deduct)/add back: Total stock-based employee compensation determined under APB 25	(37)	14	26

Pro forma (loss)/income	2,239	(793)	(6,144)

      Under SFAS 123, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004	2003	2002

Risk-free interest rate	n/a	n/a	4.41%
Expected life (years)	n/a	n/a	4.9
Assumed volatility	n/a	n/a	60.0%
Expected dividends	—	—	—

      No stock options were granted during fiscal 2004 or 2003.

Other comprehensive income/(loss)

      Comprehensive income/(loss) represents the net income/(loss) for the period plus the results of certain shareholders’ equity/(deficit) changes that are not reflected in the consolidated statements of operations.

      The accumulated balances of other comprehensive income/(loss) are as follows:

			Net unrealized	Minimum	Accumulated
	Net unrealized	Accumulated	gains/(losses)	pension	other
	gains/(losses)	translation	on derivative	liability	comprehensive
	on investments	adjustments	instruments	adjustment	income/(loss)
	£	£	£	£	£

As of March 31, 2001	217	18	—	—	235
Cumulative effect of change in accounting principles	—	—	(2)	—	(2)
Movement for the year	(217)	(66)	(21)	—	(304)

As of March 31, 2002	—	(48)	(23)	—	(71)
Movement for the year	—	62	22	(295)	(211)

As of March 31, 2003	—	14	(1)	(295)	(282)
Movement for the year	—	(12)	—	—	(12)
Transfer on financial restructuring	—	(2)	1	295	294

As of March 31, 2004	—	—	—	—	—

Recently issued accounting pronouncements not yet adopted

      The Company does not anticipate that the adoption of any recently issued accounting pronouncements that have yet to be adopted will have a material impact on its financial position, cash flows or results of operations because, after completion of the financial restructuring, the Company has no trading activities.

Financial statement reclassifications

      Certain reclassifications have been made to 2002 balances as well as segment information, in order to conform to the 2003 and 2004 presentation.

Non-statutory accounts

      The accompanying financial statements do not comprise “statutory accounts” within the meaning of Section 240 of the Companies Act 1985. The Company’s statutory accounts for fiscal 2004 prepared in accordance with generally accepted accounting principles in the United Kingdom (U.K. GAAP) have been delivered to the Registrar of Companies for England and Wales.

      The auditors’ report on those accounts was unqualified and did not contain a statement under Section 237(2) or 237(3) of the Companies Act 1985.

3.   Financial restructuring

      Until May 19, 2003, the Company was the parent company for the Marconi Group.

      On May 19, 2003, the Company and its then subsidiary Marconi Corporation plc concluded a financial restructuring (the “financial restructuring”), which was effected through two separate schemes of arrangement under the U.K. Companies Act 1985. Under the schemes of arrangement:

•	Marconi Corporation plc issued new share capital, loan notes and cash to the creditors of Marconi Corporation plc and M (2003) plc in exchange for the cancellation of claims against the Companies;

•	The shares in Marconi Corporation plc previously held by M (2003) plc were cancelled; and

•	The great majority of inter-group receivables held by M (2003) plc were waived except as specified in the scheme.

      The following amounts were issued by Marconi Corporation plc in connection with the cancellation of the claims against the Companies:

•	Cash: £340 million in cash;

•	Senior notes: U.S.$717,139,584 (approximately £437 million) in aggregate principal amount of new guaranteed senior secured notes due April 2008 with interest payable quarterly in cash at a rate of 8% per annum;

•	Junior notes: U.S.$486,881,472 (approximately £297 million) in aggregate principal amount of new guaranteed junior secured notes due October 2008 with interest payable quarterly in cash at a rate of 10% per annum or, at the option of Marconi Corporation plc, in kind, by issuing additional junior notes, at a rate of 12% per annum; and

•	Shares: 995 million ordinary shares, representing 99.5% of Marconi Corporation plc’s issued ordinary share capital on May 19, 2003, were issued to creditors and 5 million ordinary shares, representing 0.5% of Marconi Corporation plc’s issued ordinary share capital on May 19, 2003, were issued to shareholders of M (2003) plc with warrants to subscribe for up to 50 million additional ordinary shares.

      These new securities were then eliminated from the group when the shares in Marconi Corporation plc previously held by M (2003) plc were cancelled. Therefore the Company ceased to be the parent company of the Marconi Group on May 19, 2003 and from that date ceased to operate any trading activities. Consequently, the entities included in the consolidated financial statements presented in this document for the period after May 19, 2003 are the Company and its subsidiaries (which are all dormant and non-trading) listed in note 22. Trading in the Company’s shares on the London Stock Exchange ceased on May 16, 2003 and the Company’s shares were subsequently delisted.

      The name of the Company changed from Marconi plc to M (2003) plc on October 21, 2003.

      Since the three steps in the schemes of arrangement were all contingent upon each other, the overall effect on the Company of the financial restructuring was the elimination of all net liabilities, (except for cash of £9 million to cover the future costs of administering the scheme) for nil proceeds. This resulted in a gain on the financial restructuring as set out in the table below.

      The gain was calculated as follows:

Gain on financial restructuring

£ million

Net (liabilities)/assets eliminated
Property, plant and equipment, net	251
Investments in joint ventures, affiliates and other investments	35
Goodwill	654
Intangibles, net	95
Inventories, net	237
Accounts receivable, net	526
Net cash/(overdrafts)	1,117
Borrowings (excluding overdrafts)*	(4,770)
Accounts payable and other liabilities	(1,081)
Deferred income tax liability, net	(5)
Capital lease obligations	(3)
Minority interests	(3)
Retirement benefit deficit	(334)

(3,281)
Amounts waived on Scheme of Arrangement	804
Elimination of amounts included in shareholders’ equity:
Minimum pension liability	295
Accumulated translation adjustments	(2)
Net unrealised gains/(losses) on derivative instruments	1

Gain on financial restructuring recorded in statement of operations	(2,183)

*	This represents the borrowings of the Group before the financial restructuring.

      The financial restructuring was implemented by way of two separate schemes of arrangement under section 425 of the U.K. Companies Act 1985. As a result, the gain on financial restructuring described above will not give rise to any taxable amounts.

      Pursuant to the Company’s Scheme, the remaining assets of the Company will be distributed over time to scheme creditors, following which it is intended that the Company and its remaining subsidiaries will be dissolved. There will be no circumstances under which any value will be returned to shareholders under the terms of the Company’s Scheme.

      On the date of the financial restructuring, a further gain of £123 million was realised on the settlement of equity forward contracts outstanding and was recorded in the consolidated statement of operations within other income. See note 2 and note 18 for further discussion of these equity forward contracts.

      Expenses incurred by the Scheme Supervisors in the administration of the Scheme post May 19, 2003 to March 31, 2004 are approximately £0.3 million.

4.   Balance sheet information

	March 31,
	2004	2003
(in millions)	£	£

Accounts receivable, net:
Accounts receivable	—	540
Allowance for doubtful accounts	—	(78)

Total	—	462

Inventories:
Finished goods	—	76
Work-in-process	—	69
Raw materials	—	89

Total	—	234

Accrued expenses and other current liabilities:
Accrued income and other taxes	—	160
Accrued expenses and deferred income	—	182
Other	—	706

Total	—	1,048

Property, plant and equipment, net:
Land	—	139
Building and improvements	—	10
Machinery and equipment	—	785

	—	934
Less: accumulated depreciation	—	(671)

Total	—	263

      Depreciation expense for fiscal 2004 was £10 million (2003, £125 million and 2002, £217 million). During fiscal 2004 the Company capitalized £nil (2003, £0.4 million and 2002, £4 million) in interest expense related to construction in progress.

      During fiscal 2003 the Company disposed of land and buildings with a net book value of £6 million for sales proceeds of £17 million. The Company subsequently leased back 40% of these land and buildings under a 10-year sale and leaseback agreement. The Company accounted for the 40% leased back as a financing transaction.

      During fiscal 2003 in conjunction with the business restructuring and site rationalizations described in note 6, Business restructuring charges, the Company impaired property, plant and equipment by £69 million.

      On May 19, 2003 the company underwent the financial restructuring described in note 3. At the same date the Company divested fully of its interests in the Marconi Group. At March 31, 2004 the company had no assets or liabilities other than cash of £9 million, to be used for the payment of creditors prior to liquidation.

5.   Debt and credit facilities

Short-term debt

      Prior to the financial restructuring the Company’s short-term borrowings consisted primarily of bank loans and overdrafts and were unsecured.

      Under the Company’s 1998 syndicated credit agreement, a group of banks committed a maximum of €4.5 billion (approximately £2.8 billion) at March 31, 2001 on an unsecured, revolving basis until March 25, 2003. Effective March 22, 2002, the undrawn portion of this facility was cancelled and the facility was placed on demand. Under the terms of this agreement, borrowings bore interest of 0.175% per annum over London inter-bank offered rate (LIBOR). As of March 31, 2003, the average interest rate was 6.36%.

      No undrawn amounts were available to the Company under outstanding credit facilities at March 31, 2004 or March 31, 2003.

Long-term debt

	March 31,
	2004	2003
(in millions)	£	£

Term loans	—	1,836
Current maturities of long-term debt	—	(1,806)

Total long-term debt	—	30

      On September 19, 2000, the Company issued for cash consideration, two unsecured yankee bonds having an aggregate principal amount of $1.8 billion (approximately £1.3 billion). One bond was for $900 million (approximately £630 million) with a coupon rate of 7.75% per annum, maturing on September 15, 2010. The other bond was for $900 million (approximately £630 million) with a coupon rate of 8.375% per annum, maturing on September 15, 2030. On March 17, 2003 the Company failed to meet a scheduled interest payment on these bonds. As a result, as at March 31, 2003, these bonds were repayable on demand.

      On March 30, 2000, the Company issued for cash consideration two unsecured euro bonds having an aggregate principal amount of €1.5 billion (approximately £927 million). One bond was for €500 million (approximately £309 million) with a coupon rate of 5.625% per annum, maturing on March 30, 2005. The other bond was for €1,000 million (approximately £618 million) with a coupon rate of 6.375% per annum, maturing on March 30, 2010.

      Both the yankee bonds and the euro bonds were issued by Marconi Corporation plc and were fully and unconditionally guaranteed by the Company up to the date of the financial restructuring of May 19, 2003 described in note 3.

      During fiscal 2002, the Company repurchased €67.9 million (£41.7 million) of euro bonds with a coupon rate of 5.625% per annum maturing on March 30, 2005, €256.7 million (£157.5 million) of euro bonds with a coupon rate of 6.375% per annum maturing on March 31, 2010, $131.0 million (£92.3 million) of the 7.75% yankee bonds with a coupon rate of 7.75% per annum maturing September 15, 2010 and $130.1 million (£91.6 million) of yankee bonds with a coupon rate of 8.75% maturing September 15, 2030. The gain on these repurchases of £166 million was recognized as other income.

      As of March 31, 2004, the Company had other obligations of £nil (2003, £20 million) related to secured debenture loans.

Key covenants

      Under the terms of the financial restructuring, the covenants and mandatory reductions in principal under the terms of all long term debt agreements have changed significantly and are no longer applicable to the Company. For further details on the impact of the recently announced financial restructuring on the long-term debt, refer to note 3.

6.	Business restructuring charges

      In September 2001, following the sudden and significant downturn in trading in the global telecommunications markets, the results of an operational review that had three main objectives were announced. The original objectives were to reorganize the group into two main reporting divisions: Core and Capital, to reduce group indebtedness from £4.4 billion at August 31, 2001 to between £2.7 billion and £3.2 billion by March 31, 2002 and to reduce the annual operating cost base. These objectives were later revised to reflect further operating cost base reductions during fiscal 2004.

      When management reviews the operating income performance of the segments described in note 10, Segment and related information disclosures, management uses U.K. GAAP operating profit/(loss) before goodwill and intangible asset amortization, in process research and development write-offs, U.K. GAAP operating exceptional items, gains and losses on business disposal and the impact of less than 50% owned affiliates. This measure allocated to those segments does not include business restructuring charges, which relate to the reorganization of the business as a whole. A segmental allocation of restructuring charges is impracticable. Consequently, a segmental analysis has not been provided.

      The following tables show the activity by statement of operations heading and the balances remaining in other liabilities at March 31, 2004 and 2003 following the implementation of actions required to achieve these objectives.

		Charged	Utilized during
	Balance at	during	fiscal 2004		Balance at
	March 31,	fiscal	Net cash	Non cash	March 31,
	2003	2004	payments	movement	2004
(in millions)	£	£	£	£	£

Direct costs:
Manufacturing outsourcing	8	(1)	—	(7)	—
Onerous contracts	6	(2)	—	(4)	—

	14	(3)	—	(11)	—

Business restructuring costs:
Employee severance	10	4	(12)	(2)	—
Site rationalization	46	1	(2)	(45)	—
Contractual commitments and other restructuring	3	—	—	(3)	—
Advisor fees	10	—	(6)	(4)	—

	69	5	(20)	(54)	—

Total	83	2	(20)	(65)	—

		Charged	Utilized during
	Balance at	during	fiscal 2003		Balance at
	March 31,	fiscal	Net cash	Non cash	March 31,
	2002	2003	payments	movement	2003
(in millions)	£	£	£	£	£

Direct costs:
Inventory write-downs and related costs	40	—	20	20	—
Manufacturing outsourcing	31	21	21	23	8
Onerous contracts	31	5	30	—	6

	102	26	71	43	14

Business restructuring costs:
Employee severance	30	128	148	—	10
Site rationalization	40	36	30	—	46
Contractual commitments and other restructuring	13	—	—	10	3
Systems implementation	24	(7)	17	—	—
Advisor fees	—	73	63	—	10

	107	230	258	10	69

Total	209	256	329	53	83

	Charged	Utilized during
	during	fiscal 2002		Balance at
	fiscal	Net cash	Non cash	March 31,
	2002	payments	movement	2002
(in millions)	£	£	£	£

Direct costs:
Inventory write-downs and related costs	647	51	556	40
Manufacturing outsourcing	127	77	19	31
Onerous contracts	31	—	—	31

	805	128	575	102

Business restructuring costs:
Employee severance	237	207	—	30
Site rationalization	40	—	—	40
Contractual commitments and other restructuring	46	26	7	13
Systems implementation	73	49	—	24

	396	282	7	107

Total	1,201	410	582	209

Inventory write-downs and related costs

      In fiscal 2002 the inventory write-downs and related costs charged to cost of sales in the year included £556 million for obsolescence and slow-moving provisions against a number of product lines, predominantly optical networking products, and £91 million in respect of supplier commitments. Of the £91 million for supplier commitments, £51 million was paid out during fiscal 2002. The remaining balance of £40 million was utilized during fiscal 2003.

Manufacturing outsourcing

      In fiscal 2002 restructuring costs classified in cost of sales includes a charge of £127 million representing additional costs incurred as a consequence of the decision to outsource certain manufacturing operations to Jabil Circuit Inc. Under the terms of that agreement, the Company made payments of £77 million during fiscal 2002. In fiscal 2003, the charge of £21 million represents additional net costs to Jabil Circuit Inc. arising in the year. In fiscal 2004, £1 million was credited to restructuring costs relating to the outsourcing of certain manufacturing operations. The remaining balance was transferred out of the group as part of the financial restructuring at May 19, 2003.

Onerous contracts

      The charge of £5 million in respect of onerous contracts in fiscal 2003 (2002, £31 million) represents certain liabilities to which the Company was committed as a result of the operational restructuring. This includes liabilities relating to equipment leasing contracts and supply contracts under which we had agreed to purchase minimum volumes of goods and services offering no economic value to our business as a result of its reduced size. In fiscal 2004 £2 million was released to the statement of operations in relation to onerous contracts. The remaining balance was transferred out of the group as part of the financial restructuring at May 19, 2003.

Employee severance

      As a consequence of the objective to reduce the annual operating cost base, the Company recorded a charge of £128 million during fiscal 2003 associated with redundancy payments for approximately 7,500 employees. In fiscal 2002, the Company recorded a charge of £237 million to reflect the charges associated with voluntary redundancy payments for approximately 10,000 employees. The Company made cash payments of £148 million in fiscal 2003 (2002, £207 million). In fiscal 2004, a charge of £4 million was recorded as part of the group’s cost reduction actions and payments of approximately £12 million were made. The remaining balance was transferred out of the group as part of the financial restructuring at May 19, 2003.

Site rationalization

      The charge of £36 million in respect of site rationalization in fiscal 2003 (2002, £40 million) represents additional costs associated with closing and consolidating various sites around the world as part of the business restructuring. These site closures and consolidations were all commenced prior to December 15, 2002. In fiscal 2004, a charge of £1 million was recorded as part of the group’s cost reduction actions and payments of approximately £2 million were made. The remaining balance was transferred out of the group as part of the financial restructuring at May 19, 2003.

Contractual commitments and other restructuring

      During fiscal 2002 a charge of £46 million was recorded in respect of other costs associated with the restructuring program. Payments of £26 million were made during fiscal 2002 and an additional non-cash charge of £7 million recorded, leaving a balance at March 31, 2002 of £13 million. Of this balance, costs of £10 million have been charged during fiscal 2003 and a balance of £3 million remains at March 31, 2003. In fiscal 2004, the remaining balance was transferred out of the group as part of the financial restructuring at May 19, 2003.

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

Advisor fees

      The charge of £73 million in fiscal 2003 in respect of advisor fees represents charges from the Company’s external advisors with respect to services rendered in fiscal 2003 related to the financial restructuring. Payments of £63 million were made during fiscal 2003 and a balance of £10 million remained at March 31, 2003. In fiscal 2004, payments of approximately £6 million were made and the remaining balance was transferred out of the group as part of the financial restructuring at May 19, 2003.

7.	Goodwill

      When management reviews the operating income performance of the segments described in note 10, Segment and related information disclosures, management uses the U.K. GAAP operating profit/(loss) before goodwill and intangible asset amortization, in process research and development write-offs, U.K. GAAP operating exceptional items, gains and losses on business disposal and the impact of less than 50% owned affiliates. This measure allocated to those segments does not include goodwill amortization charges. A segmental allocation of goodwill is impracticable. Consequently, a segmental analysis has not been provided.

      The changes in the carrying amount of goodwill for the year ended March 31, 2004, are as follows:

		Accumulated
	Cost	amortization	Total
(in millions)	£	£	£

Balance at April 1, 2002	1,903	(1,224)	679
Goodwill disposed of	(3)	1	(2)
Translation adjustment	(20)	—	(20)

Balance at March 31, 2003	1,880	(1,223)	657
Goodwill disposed of	(1,877)	1,223	(654)
Translation adjustment	(3)	—	(3)

Balance at March 31, 2004	—	—	—

      In accordance with SFAS 142, goodwill is no longer subject to amortization, rather, it is subject to at least an annual assessment of impairment, applying a fair-value based test. The Company completed the SFAS 142 transitional impairment test during the second quarter of fiscal 2003 and concluded that there was no impairment of recorded goodwill. The assessment measured the amount by which the carrying amounts of the goodwill and intangible assets exceeded the present value of expected future cash flows from operations. Following a similar review in fiscal 2002 goodwill was impaired by £2,622 million. This amount is included in the caption “Impairment of long-lived assets” in the consolidated statement of operations and explained further in note 2, Summary of significant accounting policies. Amortization expense for fiscal 2002 was £393 million.

      The total goodwill balance at May 19, 2003 was disposed of as part of the financial restructuring described in Note 3.

      A reconciliation of net income and earnings per common share for fiscal 2003 and 2002, as if SFAS 142 had been adopted at the beginning of that year, follows:

	March 31,
	2004	2003	2002
(in millions)	£	£	£

Reported net income/(loss)	2,276	(807)	(6,150)
Add back amortization of goodwill	—	—	393

Adjusted net income/(loss)	2,276	(807)	(5,757)

8.	Intangible assets

      Intangible assets subject to amortization, net of impairment of £nil (2003, £nil and 2002, £1,192 million) consist of the following:

	March 31,

	2004		2003
		Accumulated		Accumulated
	Cost	amortization	Cost	amortization
(in millions)	£	£	£	£

Core developed technology	—	—	360	(267)
Internally generated software	—	—	5	(3)
Trademarks	—	—	1	—
Customer lists	—	—	6	(1)

	—	—	372	(271)

      Amortization of intangibles for fiscal 2004 was £6 million (2003, £44 million and 2002, £43 million). All intangible assets were disposed of as part of the financial restructuring described in Note 3.

9.	Pension plans and other post-retirement plans

Pension plans

      On May 19, 2003 the Company and its then subsidiary, Marconi Corporation plc, entered into schemes of arrangement as described in note 3. As a result of this, the pension schemes are not part of the M (2003) plc Group as at March 31, 2004. The pension schemes are now liabilities of the group now headed by Marconi Corporation plc.

      Prior to May 19, 2003, the Marconi businesses previously held by the Group operated defined benefit pension plans in the UK, US and Europe, and post retirement benefit plans in the US. The most significant pension plan was the GEC 1972 Plan (the “UK Plan”) in the UK, a defined benefit plan.

      The assets of the Plan were held separately from the assets of the Group, were administered by trustees and were managed professionally.

      The benefits offered to specific employees vary based upon the location of and past business decisions made by a specific business unit, as well as local statutory requirements. Defined benefit pension plans, that generally provide benefits to eligible individuals, after minimum service requirements are met, are based on years of credit service and average earnings of the employee. Defined contribution plans, that provide benefits to eligible employees, are based on the value of contributions paid into the applicable plan adjusted for investment returns.

      The Company funded its defined benefit pension obligations at a level, which met or exceeded local legal requirements. Funded pension plan assets were primarily invested in equity and debt securities.

      Data with respect to benefit obligations, excluding those related to discontinued operations, is as follows:

	Pension benefits		Pension benefits
	U.K. plans		Overseas plans
	2004	2003	2004	2003
(in millions)	£	£	£	£

Change in benefit obligations:
Benefit obligation at beginning of year	2,444	2,393	245	215
Service cost	5	26	—	7
Interest cost/(income)	(1)	138	—	14
Plan participants’ contributions	—	6	—	—
Actuarial loss/(gain)	—	64	—	24
Benefits paid	(1)	(183)	(1)	(10)
Curtailment loss	—	—	—	3
Settlement gain	—	—	—	(2)
Divestitures	(2,447)	—	(244)	—
Foreign currency exchange rate changes	—	—	—	(6)

Benefit obligations at end of year	—	2,444	—	245

Change in plan assets:
Fair value of plan assets at beginning of year	2,237	2,372	134	178
Actual return on plan assets	—	19	—	(17)
Employer contributions	—	23	—	—
Plan participants’ contributions	—	6	—	—
Benefits paid	(1)	(183)	(1)	(10)
Divestitures	(2,236)	—	(133)	—
Foreign currency exchange rate changes	—	—	—	(17)

Fair value of plan assets at end of year	—	2,237	—	134

Under funded status	—	(207)	—	(111)
Unrecognized net actuarial loss	—	301	—	62
Unrecognized net transition obligation	—	3	—	—

Net amount recognized	—	97	—	(49)

Amounts recognized in the consolidated balance sheet consist of:
Prepaid benefit cost	—	—	—	—
Accrued benefit liability	—	(139)	—	(108)
Accumulated other comprehensive income	—	236	—	59

Net amount recognized	—	97	—	(49)

      The actuarial assumptions used to develop the periodic benefit cost and funded status were as follows:

	Pension benefits			Pension benefits
	U.K. plans			Overseas plans
	2004	2003	2002	2004	2003	2002
(in millions)%		%	%	%	%	%

Weighted average assumptions:
Discount rate for pension Expense	5.3	5.3	6.0	6.7	6.7	7.5
Discount rate for year end disclosure	5.3	5.3	6.0	6.0	6.0	6.9
Expected return on plan Assets	5.7	5.7	6.0	8.5	8.5	8.5
Rate of compensation increases	4.5	4.5	4.8	4.4	4.4	4.2
Rate of pension increases	2.5	2.5	2.8	0.5	0.5	1.5

      The table below presents data with respect to net periodic benefit expense/(income) excluding those related to discontinued operations:

	Pension benefits			Pension benefits
	U.K. plans			Overseas plans
	2004	2003	2002	2004	2003	2002
(in millions)	£	£	£	£	£	£

Components of net periodic Benefit Expense/(income):
Service cost	5	26	34	—	7	4
Interest cost/(income)	(1)	138	143	—	14	18
Expected return on plan Assets	—	(138)	(181)	—	(13)	(25)
Amortization of unrecognized transition liability/(asset)	—	3	3	—	—	—
Amortization of prior service Cost	—	—	—	—	—	1
Amortization of actuarial Gains	—	—	—	—	—	(1)

Net periodic benefit expense/(income) of defined benefit plans	4	29	(1)	—	8	(3)
Amounts recognized in respect of discontinued operations	—	—	—	—	—	9
Net curtailment loss	—	—	—	—	3	—

Net periodic benefit expense/(income)	4	29	(1)	—	11	6

      At March 31, 2004 the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans which have an accumulated benefit obligation in excess of plan assets were £nil million (2003, £2,689 million, £2,618 million, and £2,371 million respectively).

Other post-retirement benefits

      At March 31, 2004 no active employees and no retired employees (2003, no active employees and 1,730 retired employees) of companies in the United States of America and Canada were entitled to health care benefits after retirement.

      All of the other post retirement plans are unfunded. The benefit cost charges and provisions for the liability are as follows:

	Post retirement
	Benefits

	March 31,
	2004	2003
(in millions)	£	£

Change in benefit obligations:
Benefit obligations at beginning of year	29	38
Service cost	—	—
Interest cost	—	2
Plan amendments	—	(1)
Actuarial loss	—	3
Businesses disposed	(28)	—
Curtailment gain	—	(5)
Benefits paid	—	(4)
Foreign currency exchange rate changes	(1)	(4)

Benefit obligations at end of year	—	29
Funded status	—	(29)
Unrecognized net actuarial gain	—	(9)
Unrecognized prior service cost	—	(3)

Net accrued benefit cost	—	(41)

      Data with respect to net periodic benefit cost is as follows:

	Post retirement
	benefits

	March 31,
	2004	2003	2002
(in millions)	£	£	£

Components of net periodic benefit (income)/expense:
Service cost	—	—	1
Interest cost	—	2	3
Amortization of net gain	—	(1)	(1)
Net curtailment gain	—	(5)	—

Net periodic benefit (income)/expense of other post-retirement plans	—	(4)	3

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

      An increase or decrease of one percentage point in such assumed rates would have resulted in no change to the benefit obligation at March 31, 2004 and the service and interest cost components of the net periodic benefit cost for the year then ended.

Defined contribution plans

      The former U.S. subsidiaries of the Company operate 401(k) plans for eligible employees who contribute a percentage of their pre-tax compensation with the Company matching these contributions up to prescribed limits. For fiscal 2004, the matching contributions were £1 million (2003, £7 million and 2002, £14 million).

10. Segment and related information disclosures

      The Company’s reportable segments for trading activities prior to the financial restructuring on May 19, 2003 have been determined based upon the nature of the products and services that were offered to its customers, which were managed separately and were comprised of the following:

•	The Network Equipment segment developed, manufactured, sold and supported optical networks, transmission systems and network management software for customers in the carrier network market. It also provided to customers in the carrier network market a broad range of access products. In addition, it supplied customers in both the carrier and the enterprise network markets a broad range of high-performance, high-capacity broadband switches, which select paths for sending large amounts of voice and data traffic through a network

•	The Network Services segment provided a broad range of support services to the communications industry worldwide tailored to suit customers’ needs. It supported both the Company’s products and those of other network equipment manufacturers.

•	The Other segment contains the Company’s other investments and businesses not included in other segments.

      Management referred to Network Equipment and Network Services in aggregate as the Core division and Other as the Capital division.

Discontinued segments

      During fiscal 2002, the Company disposed of both its Data Systems and Medical Systems businesses, and on August 2, 2002, the Company announced the disposal of its strategic communications business, a significant portion of the Mobile segment. Effective March 31, 2002, these segments were classified as discontinued operations as described further in note 13, Discontinued operations.

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

Segmental performance

      Revenues and operating profits are measured on a segmental basis in accordance with U.K. GAAP for 2003 and 2002. In 2004 all revenues and operating profits were analyzed as discontinued operations in the UK GAAP accounts but have been analyzed consistently with prior years below. The principal measurement differences between U.K. GAAP and U.S. GAAP as related to the information reported on a segmental basis are the result of differences in the accounting for pensions and post-retirement benefits, reorganization costs, goodwill and employee share options.

      Capital employed is also as reported under U.K. GAAP. It is not practicable to identify the total capital employed of network equipment and network services separately as the same assets are, generally, used to generate sales in each of these segments. The operating results of these segments are separately reportable.

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

      The following tables present the Company’s revenues, operating (loss)/income before exceptional items, goodwill amortization and other items, and other financial data from the Company’s reportable segments presented in accordance with U.K. GAAP and then reconciled to U.S. GAAP financial information consolidated totals:

Analysis of reportable segments (U.K. GAAP)

As of and for the year ended		Segment
March 31, 2004		operating	Capital
(in millions)	Revenues	(loss)/profit	employed(2)
	£	£	£

Network equipment	100	(28)	—
Network services	68	4	—
Other (including intra activity sales)	—	(14)	—

Segment total — U.K. GAAP	168	(38)	—

		Segment
As of and for the year ended		operating	Capital
March 31, 2003	Revenues	(loss)/profit	employed(2)
(in millions)	£	£	£

Network equipment	1,131	(259)
			220
Network services	743	52
Capital (net of intra segment revenue of £7)	40	(107)	(27)
Discontinued(1)	88	(2)	—

Segment total — U.K. GAAP	2,002	(316)	193

		Segment
As of and for the year ended		operating	Capital
March 31, 2002	Revenues	(loss)/profit	employed(2)
(in millions)	£	£	£

Network equipment	1,804	(464)
			607
Network services	969	35
Capital (net of intra segment revenue of £32)	390	(138)	122
Discontinued(1)	1,404	104	196

Segment total — U.K. GAAP	4,567	(463)	925

(1)	For fiscal 2003 discontinued operations relate to mobile and for fiscal 2002 discontinued operations are related to data systems, medical systems and mobile.

(2)	Included in capital employed are the following: property, plant and equipment, inventory, accounts receivable, prepaid expense and other current assets, other non-current assets, accounts payable, accrued liabilities, non-current liabilities, and other liabilities.

Analysis of revenue by product (U.K. GAAP)

	2004	2003	2002
	£	£	£

Network Equipment:
Optical Networks	35	439	737
BBRS	9	142	209
European Access	19	258	361
North American Access	13	95	121
Outside Plant & Power	18	140	247
Other Network Equipment	6	57	129

Total	100	1,131	1,804
Network Services:
IC&M	35	370	528
VAS	33	373	441

Total	68	743	969

Total Network Equipment and Network Services revenues	168	1,874	2,773
Total capital revenue	—	40	390
Total discontinued	—	88	1,404

Total revenues	168	2,002	4,567

Reconciliation of U.K. GAAP segmental information to U.S. GAAP

Revenue

	2004	2003	2002
(in millions)	£	£	£

Revenue in accordance with U.K. GAAP	168	2,002	4,567
Discontinued operations:
data systems	—	—	(175)
Medical	—	—	(584)
Mobile	—	(106)	(355)
Joint ventures	—	—	(257)
Long-term contract adjustment	—	—	50

Revenue in accordance with U.S. GAAP	168	1,896	3,246

Operating (loss)/income

	2004	2003	2002
(in millions)	£	£	£

Segmental operating loss per U.K. GAAP	(38)	(316)	(463)
Amortization expense	(13)	(104)	(433)
Share of associates operating loss	—	(89)	(181)
Operating exceptional items	(2)	(358)	(5,216)

U.K. GAAP operating loss	(53)	(867)	(6,293)
Joint ventures and associates operating loss/(profit)	—	129	178
U.K. GAAP non-operating exceptional items included in U.S. GAAP operating income	—	—	36
U.K. GAAP operating loss/(income) of discontinued operations	—	70	35
U.S. GAAP adjustments:
Share option plans	(9)	(14)	(31)
Long-term contract adjustment	—	—	30
Pension and other post-retirement benefits	(3)	11	30
Goodwill and intangible asset amortization and impairment Charges	7	37	(298)
Gain/(loss) on disposal of businesses	—	5	(68)
Restructuring costs	—	18	(10)
Other	—	3	(1)

U.S. GAAP operating loss	(58)	(608)	(6,392)
(Loss)/gain on investments, net	—	(45)	89
Gain on financial restructuring	2,183	—	—
Gain on settlement of equity forward contracts	123	—	—
Other income	—	34	166
Interest income	29	45	40
Interest expense	—	(329)	(272)

U.S. GAAP income/(loss) from continuing operations before income taxes, minority interests and cumulative effects of changes in accounting principles	2,277	(903)	(6,369)

Capital employed/total assets

	2004	2003
(in millions)	£	£

Total U.K. GAAP segment capital employed	—	193
Capital employed of fixed asset investments	—	47
Corporate capital employed not allocated to segments:
Goodwill	—	597
Net amount due from related parties	—	21
Tax	—	(137)
Net interest bearing assets and liabilities	—	(2,780)
Net assets of non trading entities	—	227

U.K. GAAP capital employed	—	(1,832)
U.S. GAAP adjustments:
Provisions for restructuring not included in U.K. GAAP capital employed	—	(355)
Provisions for restructuring not included in U.S. GAAP capital employed	9	—
Goodwill and intangible asset amortization and impairment charges	—	161
Derivatives	—	(68)
Pensions and other post-retirement benefits	—	(9)
Other	—	(10)

	9	(2,113)
Add back credit balances included in capital employed:
Accounts payable	—	163
Accrued expenses and other current liabilities	—	1,048
Net liabilities of discontinued operations	—	12
Current portion of long term debt	—	1,806
Short-term debt	—	2,195

Total U.S. GAAP assets	9	3,111

U.K. — U.S. GAAP adjustments

      The following describes the significant U.K. GAAP to U.S. GAAP adjustments as they relate to segment information.

•	Joint venture revenues

      As required under U.K. GAAP, the segment revenue total includes the Company’s share of revenues earned by joint ventures. Accordingly, the Company’s share of joint ventures revenue is deducted in reconciling from revenue as reported under U.K. GAAP to the revenue recorded in the U.S. GAAP consolidated financial statements.

•	U.K. GAAP operating exceptional items

      Under U.K. GAAP, amounts included within operating profit may be separately disclosed if they are unusual in size or nature and are not expected to recur. These items are referred to as operating exceptional items. There is no equivalent term or treatment in U.S. GAAP and such items are included in an appropriate line item in arriving at operating (loss)/profit.

      For fiscal 2004, 2003 and 2002, the operating exceptional items have been classified under business restructuring charges, direct costs and long-lived asset impairments in the consolidated statement of operations due to the nature of the balances.

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

      An agreement existed for the sale of equipment, which has been installed and accepted by the customer. Under U.K. GAAP, these types of arrangements qualify for long-term contract accounting with revenue recorded based on work performed under the contract. U.S. GAAP does not permit revenue recognition in those instances where specific criteria have not yet occurred, and where the obligation for the customer to pay has not yet fallen due. Accordingly, adjustments arise due to the timing differences for recognition under U.K. and U.S. GAAP. At March 31, 2004, 2003 and 2002, there were no cumulative differences in revenue recognized between U.K. and U.S. GAAP.

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

•	Gain/(loss) on sale of businesses and gain on financial restructuring

      Differences in the gain or loss on the sale of a business and in the gain on financial restructuring arise as a result of the differences in the carrying value of the underlying net assets under U.K. GAAP and U.S. GAAP.

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

Major customers

      At March 31, 2004 the Company no longer operated any trading activities. At March 31, 2003, the Company had one customer that accounted for 17% (2002, 12%) of revenue.

Revenue by geography (U.S. GAAP)

      Revenue to unaffiliated customers by geographic region is as follows:

	Year ended March 31,
	2004	2003	2002
(in millions)	£	£	£

Revenue by territory of destination:
United Kingdom	42	500	837
Other	58	668	958

Total Europe, Middle East, Africa (EMEA)	100	1,168	1,795

United States	50	519	1,064
Central and Latin America (CALA)	5	62	118
Other	—	15	39

Total the Americas	55	596	1,221

Asia Pacific (APAC)	13	132	230

Total external revenue	168	1,896	3,246

	Year ended March 31,
	2004	2003	2002
(in millions)	£	£	£

Revenue by territory of origin:
United Kingdom	58	692	1,058
Italy	19	230	299
Other	21	219	449

Total Europe, Middle East, Africa (EMEA)	98	1,141	1,806

United States	58	534	1,009
Central and Latin America (CALA)	4	57	188
Other	—	18	42

Total the Americas	62	609	1,239

Asia Pacific (APAC)	8	146	201

Total external revenue	168	1,896	3,246

      No other individual country contributed more than 10% of revenue in any of the years reported.

Revenue by product (U.S. GAAP)

      Revenue by product is as follows:

	Year ended March 31,
	2004	2003	2002
(in millions)	£	£	£

Optical networks	35	439	787
Access systems	50	493	729
Broadband routing and switching	9	142	209
Other network equipment	6	57	87

Network Equipment	100	1,131	1,812

Value-added services	33	373	441
Installation, commissioning and maintenance	35	370	528

Network Services	68	743	969

Total Core revenues	168	1,874	2,781
Capital businesses	—	22	465

Total external revenue	168	1,896	3,246

Long-lived assets

      Within capital employed, the balance sheet measure reviewed by the chief operating decision maker, the only long-lived assets included are property, plant and equipment and other non-current assets.

      Expenditure by sector on property, plant and equipment is as follows:

	Year ended March 31,
	2004	2003	2002
(in millions)	£	£	£

Network Equipment	—	34	168
Network Services
Capital	—	1	159

Total	—	35	327
Discontinued operations	—	8	35

Total	—	43	362

      The geographical split of property, plant and equipment and goodwill and intangibles is as follows:

	Year ended March 31,
	2004	2003	2002
(in millions)	£	£	£

United Kingdom	—	567	638
United States	—	249	354
Italy	—	48	59
Other	—	157	251

Total	—	1,021	1,302

      Long-lived assets within other countries are not individually material for any fiscal year presented.

11. Commitments and contingencies

Legal proceedings

      Under the M (2003) plc scheme of arrangement, any and all legal claims against M (2003) plc as at March 27, 2003, whether liquidated or unliquidated, or actual or contingent, were compromised. Therefore, there are no circumstances under which any of these claims will result in liability for M (2003) plc. Certain of these claims, however, may result in payments by the M (2003) plc scheme of arrangement. Where such a claim is pending or threatened and may have or has had in the recent past, including at least the 12 months immediately preceding the date of this annual report, a significant effect on the financial position of the scheme as a whole, this is set out below. Where a liquidated sum is claimed, a de minimis figure of £5 million has been applied in determining which claims may have a significant effect. The figures given are the full amounts claimed by the claimants in each case, which may be much greater than the amounts the claimants realistically believe they can recover. We and our other former group companies intend to defend claims vigorously. While we believe that we have meritorious defenses, the duration and outcome of the litigation are not predictable at this point.

      The following represents the largest recent or outstanding claims made against us:

•	Systems Management Specialists, Inc., or SMS, is a defendant in a demand for arbitration brought by Esprit de Corp, or Esprit, in April 2002. This action relates to two outsourcing agreements entered into by Esprit and SMS in 1995 and 1999; Esprit alleges that SMS breached its obligations under the agreements and is seeking damages in range of U.S.$8.8-U.S.$18.2 million. M (2003) plc was originally a party to the arbitration demand under a legal theory alleging that SMS and M (2003) plc are alter egos of one another. In April 2002, M (2003) plc filed a complaint for declaratory and injunctive relief in the US District Court for the Central District of California, to enjoin Esprit’s attempt to proceed in arbitration against M (2003) plc. In June, 2002, Esprit and M (2003) plc filed a joint stipulation to stay and enjoin the arbitration preceding as to M (2003) plc. In July 2002, M (2003) plc filed a motion to dismiss Esprit’s claims and a motion moved to stay the federal court proceeding until after the arbitration between SMS and Esprit concluded. The Court denied M (2003) plc’s motion to dismiss, but granted M (2003) plc’s motion to stay, and, therefore, Esprit will be permitted to proceed on its claims against M (2003) plc only after the arbitration between SMS and Esprit is completed, and only to the extent Esprit prevails on any of its claims in the arbitration against SMS. The parties had agreed to conduct the arbitration hearing between October 13-24, 2003, and significant discovery had taken place. Beginning in September 2003, the parties reached a settlement in principle in the U.S.$710,000-U.S.$725,000 range, payable to Esprit in exchange for a full release and settlement of the actions. On September 28, 2004 the company and Scheme Supervisors finally reached agreement with Esprit.

•	Marconi Corporation plc and Marconi Commerce Systems Inc., or MCSI, are defendants in an action brought by a former employee, Larry Anthony Gillus, or Gillus. The complaint alleges that Gillus suffered racial discrimination and subsequent retaliatory action whilst employed by Gilbarco, subsequently known as MCSI, which has now been sold to subsidiaries of Danaher Corporation plc. A second claim has been brought against M (2003) plc and MCSI for retaliation and intentional infliction of emotional distress alleged to have occurred after he brought the original action. Additionally, on September 10, 2003, the Court granted plaintiff’s motion to add a breach of employment contract claim and injunctive relief. Gillus’ counsel has in the past stated that he is seeking a total of U.S.$19 million in respect of both claims. Potential liabilities in respect of the claim against Marconi Corporation plc and M (2003) plc were compromised pursuant to its restructuring. As a result, on November 5, 2003, Gillus voluntarily dismissed without prejudice Marconi Corporation plc and M (2003) plc from the cases, thereby retaining his right to bring the same claim against the defendants in the future. Discovery has been completed with respect to the remaining defendant. On August 5, 2004, the Court issued an order that trial shall not be scheduled prior to February 1, 2005. On August 16, 2004, MCSI filed Motions for Summary Judgment in both actions. On September 13, 2004, Gillus filed a Brief in Opposition to MCSI’s Motions for Summary Judgment in both actions. MCSI’s Reply Briefs are due on October 4, 2004.

•	Marconi Corporation plc, M (2003) plc, Marconi Inc. and Marconi Data Systems Inc. are defendants in an action brought by a former employee, Thomas Edeus, or Edeus. The complaint asserts three causes of action; firstly that Edeus was unlawfully deprived of benefits to which he was entitled under Marconi Data Systems Inc’s United States severance plan; secondly for failure to provide Edeus with a summary plan description relating to the severance plan; and thirdly for age discrimination in employment. The plaintiff has purported to have made out claims in various specified amounts totaling over U.S.$901,000, some of which may be in the alternative, and also unspecified punitive damages, liquidated damages and front and back pay, making the impact of this claim on us and the former group difficult to assess. An answer and affirmative defenses have been filed on behalf of all defendants. On June 5, 2003, the court entered an order providing as follows: “Plaintiff having advised the court that one or more defendants’ [sic] are in Bankruptcy, this action is placed on the court’s [suspense] calendar pending disposition of the bankruptcy case. Plaintiff is directed to file a notice for hearing a motion to reinstate upon disposition of the bankruptcy proceedings.” Potential liabilities in respect of the claim against Marconi Corporation plc and M (2003) plc were compromised pursuant to our restructuring.

•	M (2003) plc and four of its former officers were defendants in a consolidated class action lawsuit pending in the United States District Court for the Western District of Pennsylvania brought on behalf of a putative class of all persons, other than defendants and their respective affiliates, who purchased American depository receipts or were United States residents and purchased common stock of M (2003) plc between April 10, 2001 and July 5, 2001, inclusive. Plaintiffs alleged that, during this period, M (2003) plc and the individual defendants falsely reassured investors that Marconi’s revenues would rise during the year and that its geographic and business mix left it relatively immune to the economic downturn affecting its competitors. Plaintiffs further alleged that on July 4, 2001 defendants belatedly disclosed that tougher trading conditions in the quarter ended June 30, 2001 indicated that M (2003) plc’s sales and operating profits for fiscal 2002 would fall significantly from the levels previously estimated. Defendants’ alleged misrepresentations were said to violate the anti-fraud provisions of Section 10(b) of the U.S. Securities Exchange Act of 1934 and, as to the individual defendants, Section 20(a) of the U.S. Securities Exchange Act of 1934. Plaintiffs sought class certification, an award of unspecified damages, counsel and expert fees and other costs of suit and other unspecified relief. All defendants filed a motion to dismiss the lawsuit, which by opinion and order dated September 18, 2002, was granted in part and denied in part. The Court ruled that it had no jurisdiction over claims of holders of Marconi ordinary shares not residents of the United States, but had jurisdiction over claims of American resident owners of ordinary shares and owners of ADRs. The parties agreed to a settlement, which resulted in M (2003) plc and the Marconi group not making a payment to the claimants. The court approved the settlement and entered the final order and judgment on January 16, 2004. No appeals were filed and the settlement is now final. The lawsuit has been dismissed.

•	In April 2002, 11 former employees of Ten Square Inc. brought a claim against directors of their company for fraud in reducing their compensation package before liquidating the company and restarting it under a different name. The claim was for a total of $2,160,050.91. The plaintiffs alleged that M (2003) plc was a director of Ten Square Inc. although in fact M (2003) plc only had a right to appoint a director, a right M (2003) plc had not recently exercised. Marconi Ventures was also named as a plaintiff on September 9, 2002. The plaintiffs did not serve proceedings upon M (2003) plc and on October 24, 2002 an order for the dismissal of the claim against M (2003) plc and Marconi Ventures was entered. However, M (2003) plc was named in the second amended complaint which was filed on December 24, 2002. M (2003) plc is aware of the action but has not been served and is not yet a party to it. Potential liabilities in respect of the claim against M (2003) plc have been compromised pursuant to the M (2003) plc scheme of arrangement.

      Since March 27, 2003, we are not and have not been engaged in, nor, so far as we are aware, do we have pending or threatened by or against us, any additional legal or arbitration proceedings which may have or have had a significant effect on our financial position as a whole.

Third party guarantees

      The Company has previously entered into agreements that contained features, which meet the definition of a guarantee under FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. FIN 45 defines a guarantee to be a contract that contingently requires the Company to make payments (either in cash, financial instruments, other assets, common shares of the Company or through the provision of services) to a third party based on changes in an underlying economic characteristic (such as interest rates or market value) that is related to an asset, a liability or an equity security of the other party. FIN 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirement of FIN 45 was effective for guarantees issued or modified after December 31, 2002. As of March 31, 2004, the fair value of the Company’s guarantees that were issued or modified after December 31, 2002 was not material.

      The Company had the following major types of guarantees that are subject to the disclosure requirements of FIN 45.

Financial and other guarantees

      The Company and various of its subsidiaries have previously undertaken, in the normal course of business, to provide support to the joint ventures of the Company, to meet their liabilities. These undertakings contain financial guarantees. A payment under these undertakings would have been required in the event of any of the joint ventures being unable to pay its liabilities. Payment of this funding would be required if requested by the joint ventures in accordance with the funding agreements. The potential amount of future payments, which the Company may be required to make under these guarantees at March 31, 2004 was £nil.

      Other guarantees related primarily to financial standby letters of credit, irrevocable undertakings to guarantee payment of a specified financial obligation. The maximum potential amount of future payments which may be required to be made by the Company under these guarantees is £nil.

Purchase commitments

      In the ordinary course of business the Company entered into contracts for capital expenditure as set out below:

	Capital expenditure
	commitments
	2004	2003	2002
(in millions)	£	£	£

At March 31	—	4	3

Leases

      The Company leases certain facilities and equipment under operating leases, many of which contain renewal options and escalation clauses. Total rental expense for fiscal 2004 was £5 Million (2003, £34 million and 2002, £43 million).

      At March 31, 2004, minimum future rental commitments under operating leases having non-cancelable lease terms in excess of one year are £nil (2003, £128 million)

12. Business combinations

      The Company made no acquisitions during fiscal 2004 or 2003. The following table presents information about acquisitions by the Company during fiscal 2002. All of these acquisitions were accounted for under the purchase method of accounting.

      The aggregate impact of the acquisitions in fiscal 2002 was not material to net sales, net loss, or basic earnings per share.

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

Purchased in-process research and development

Fiscal 2002

      No in-process research and development was identified in respect of fiscal 2002 acquisitions, as none of the acquisitions had significant products that had not reached technological feasibility.

13. Discontinued operations

      During fiscal 2002 the Company established a formal plan for the disposal of the various businesses comprising the mobile segment. The strategic communication business, which represents the majority of the segment, was sold to Finmeccanica S.p.A. for approximately £387 million in August 2002. The proceeds were received in the form of cash and debt assumed by Finmeccanica S.p.A. On February 5, 2002, the Company completed the sale of its data systems business for net cash proceeds of £283 million.

      On October 19, 2001, the Company completed the sale of its medical systems business for net cash proceeds of £729 million.

      Accordingly, the results of these businesses have been shown as discontinued operations for all years presented. A summary of operating results of the medical, data systems and mobile segments is presented below:

	Year ended March 31,
	2004	2003	2002
(in millions)	£	£	£

Revenues	—	106	1,114
Operating loss	—	(70)	(35)
Loss before income taxes and minority interest	—	(71)	(28)
Income tax provision and minority interest	—	(3)	(36)
Net loss from discontinued operations	—	(74)	(64)

      Net assets of discontinued operations are as follows:

	March 31,
	2004	2003
(in millions)	£	£

Assets:
Cash and cash equivalents	—	2
Accounts receivable	—	2
Total current assets	—	4

Total assets	—	4

Liabilities:
Accounts payable	—	10
Accrued expenses and other current liabilities	—	6

Total current liabilities	—	16

Total liabilities	—	16

Net liabilities of discontinued operations	—	(12)

14. Investments in affiliates

Fiscal 2004

      All investments in affiliates were disposed of as a result of the financial restructuring on May 19, 2003, as described in note 3.

Fiscal 2003

      At March 31, 2003, the Company had two investments, which it accounted for using the equity method, Easynet Group plc (Easynet) and Confirmant. At March 31, 2002 Ultramast was also accounted for using the equity method.

      In February 2003, the Company completed the disposition of Ultramast through a capital reduction and settled all litigation associated with Ultramast. As a result, the Company acquired an additional 1.3 million ordinary shares in Easynet, which increased its equity holding to 72.7% and its holding of voting shares to 51.6%. Under the Articles of Association of Easynet and the Company’s Relationship Agreement with Easynet, the Company’s voting rights were limited to 49.9%. Accordingly, despite ownership of a majority-voting shareholder, the Company determined that it did not control Easynet in the period and the Company continued to account for its investment in Easynet using the equity method of accounting. In addition to the Easynet shares, the Company also received cash proceeds of £41 million reflecting a gain on disposal of £14 million.

      As at December 31, 2002, Easynet had net liabilities under U.S. GAAP of approximately £39 million. Consequently, the Company discontinued recording its share of the losses of Easynet because it had no commitment to provide further funding to Easynet.

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

      In April 2001, the Company invested £65 million in a 50% equity stake in Ultramast Limited, a joint venture with Railtrack Telecom Services Limited. The Company determined that it did not exercise control, but that significant influence did exist, and therefore accounted for its investment using the equity method.

      Dividends received from equity investments for fiscal year 2004 were £nil (2003, £nil and 2002, £29 million).

Summarized financial information for investment in affiliates is as follows:

	March 31,
	2004	2003
(in millions)	£	£

Balance sheet data
Current assets	—	139
Non-current assets	—	81

Total assets	—	220

Current liabilities	—	94
Non-current liabilities	—	118

Total liabilities	—	212

	March 31,
	2004	2003	2002
(in millions)	£	£	£

Statement of operations data
Revenues	—	89	291
Operating loss	—	(74)	(276)
Net loss	—	(81)	(240)

15. Investment in securities

      All marketable securities are classified as available-for-sale and reported at fair value as follows:

		Gross	Gross
	Carrying	unrealized	unrealized	Estimated
	value	Gains	losses	fair value
(in millions)	£	£	£	£

March 31, 2004:
Equity securities	—	—	—	—

March 31, 2003:
Equity securities	16	—	—	16

      During fiscal 2004, an impairment charge of £nil (2003, £38 million, and 2002, £nil) was recorded in the statement of operations related to declines in value of equity securities judged to be other than temporary.

      Proceeds from the sale of investment in securities were £289 million for fiscal 2002. The Company realized gains on the sales of these investments in the amount of £41 million.

      On May 19, 2003 the investment in securities were disposed of as part of the financial restructuring described in note 3.

16. Shareholders’ equity

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

17. Employee stock option plans

      Prior to the financial restructuring the Company accounted for employee stock option plans under APB 25 and had nine plans under which it granted options: the GEC Employee 1992 Savings-Related Share Option Plan, the GEC 1984 Managers’ Share Option Plan, the GEC 1997 Executive Share Option Plan, the Marconi 1999 Stock Option Plan, the Marconi U.K. Sharesave Plan, the Marconi International Sharesave Plan, the Marconi Launch Share Plan, the Marconi Long Term Incentive Plan and the Marconi Phantom Option Plan. In addition, during fiscal 2002, the Company granted options in its ADR’s under the Marconi Employee Stock Purchase Plan for the Company’s employees in North America.

      As of March 31, 2003, the Company had granted options under the following eight plans in respect of the acquisitions of Reltec, Mariposa, MSI and Northwood Technologies: the 1998 Equity Participation Plan of Reltec Corporation, the amended and restated 1995 Stock Purchase and Option Plan for employees of Reltec Holdings Inc., and subsidiaries, the MSI 1995 Stock Option Plan, the MSI 1999 Stock Option Plan, the MSIH Stock Option Plan, the Mariposa Technology, Inc. 1998 Employee Incentive Plan and the Marconi Restricted Share Plan.

      Under the terms of the stock option plans, employees have been granted rights to purchase ordinary shares and/or phantom options. The terms of the grant vary and each of the main plans is described below.

      At the date of the financial restructuring, options outstanding under the majority of plans have been forfeited because the employees are no longer employed by a group company. For the remaining share options issued under variable plans, the compensation cost has been re-measured on the basis of a £nil value of M (2003) plc stock at March 31, 2004 because the directors believe that the shares are worthless. The full expense has been recognized in the current year because there is no future service period and the options are not expected to hold any future value.

Plans under which options were still outstanding in respect of the Company’s ordinary shares at March 31, 2004:

Non-savings related plans

          The Marconi Launch Share Plan

      Under this plan, employees at November 30, 1999 were, at the discretion of the board, granted the right to receive up to 1,000 Company ordinary shares, which would be exercisable provided that two conditions are met. The first condition is that the market price of a Company ordinary share must have doubled from 801.5p to £16.03 during the period between November 30, 1999 and November 30, 2004. The second condition is that a participant must normally remain in employment until November 30, 2002 or, if later, at the time that the first condition is met. The Company applied variable plan accounting for grants under this plan and would have accounted for the compensation expense if the first condition had been met. At March 31, 2004, 19,589,228 Company shares were outstanding to be purchased under the plan.

          Metapath Software Corporation Amended and Restated 1995 Stock Option Plan, the Metapath Software International, Inc. Amended and Restated 1999 Stock Option Plan, and the Mobile Systems International Holdings Limited Share Option Plan.

      Each of these option plans had been in place over MSI shares prior to the acquisition by the Company in June 2000. Following the acquisition, MSI option holders who would become employees of the Company exchanged options over MSI shares for options over Marconi plc shares. Following the exchange the option holder was kept in the same economic position as before the exchange through an adjustment to the exercise price and an increase in the number of shares under option. The option holder was given a choice to retain their options with their existing vesting schedule, or to elect to accept an amended vesting schedule (vesting one third of their options on each of the first, second and third anniversaries of the acquisition) together with an award of restricted stock over the same number of shares as they had shares under option. Compensation expense was recognized on the shares that were unvested at the acquisition date (based on the intrinsic value of the shares as of the acquisition date) over the vesting period. The fair value of all shares issued at the date of acquisition, less the amount allocated to compensation expense, has been recorded as a cost of the acquisition. Certain arrangements under the Marconi Restricted Share Plan, the Marconi 1999 Stock Option Plan, the MSI 1995 Plan and the MSIH Plan were modified subsequent to acquisition. As a result, the modified arrangements became subject to variable accounting.

      At March 31, 2004, 2,530,225 Company shares were outstanding. For fiscal 2004, a charge of approximately £2 million has been recorded related to these plans to recognize in full the remaining compensation cost relating to the outstanding shares.

          Mariposa Technology, Inc. 1998 Employee Incentive Plan

      Prior to the acquisition by the Company in October 2000, options had been granted under The Mariposa Technology, Inc. 1998 Employee Incentive Plan over Mariposa Technology, Inc. shares. Following the acquisition, option holders who would become employees of the Company exchanged options over Mariposa Technology, Inc, shares for options over Company shares. Following the exchange the option holder was kept in the same economic position as before the exchange through an adjustment to the exercise price and an increase in the number of shares under option. Compensation expense was recognized on the shares that were unvested at the acquisition date (based on the intrinsic value of the shares as of the acquisition date) over the vesting period. The fair value of all shares issued at the date of acquisition, less the amount allocated to compensation expense, has been recorded as a cost of the acquisition.

      At March 31, 2004, 320,684 Company shares were outstanding. For fiscal 2004, a charge of approximately £7 million has been recorded related to these plans to recognize in full the remaining compensation cost relating to the outstanding shares.

The Marconi Long Term Incentive Plan

      Under the long term incentive plan (LTIP), participants could be granted performance-related awards entitling them, at the end of a three-year period, to be granted a right to call for a number of ordinary shares of the Company without payment based on corporate performance of the business in which they worked and of the Company as a whole over that period. The annual award was limited to a maximum value of 50% of base salary. Any right so granted would normally become exercisable in three equal tranches. The first tranche would become exercisable immediately, and the second and third tranches would normally become exercisable on the first and second anniversaries of the date of grant. All full-time employees of the Company, directors of the Company and executive directors of the Company were eligible to participate in the long-term incentive plan, at the discretion of the remuneration committee of the board of directors of the Company. No newly issued shares could be used to satisfy options under this plan. The Company applied variable plan accounting for grants under this plan and recognized compensation cost when achievement of the performance conditions became probable. No new shares were granted during the year and no charges were recorded. At March 31, 2004, 617,963 Company shares were outstanding.

Additional plans at March 31, 2003:

Savings related plans

The Marconi U.K. Sharesave Plan

      All employees of participating U.K. companies including full-time executive directors were eligible to participate in the U.K. sharesave plan. Under this plan, participants were granted options to purchase shares with an exercise price not less than 80% of the market value of a Company ordinary share on the trading day immediately before the invitation day (as defined in the rules of the plan). In order to participate, each employee must have entered into a savings contract with a specified financial institution under which they agreed to make monthly contributions, not exceeding £250 per month in aggregate. The savings contracts typically expired on the third or fifth anniversary of the date of grant. The plan was compensatory and compensation expense was recorded over the vesting period.

      At May 19, 2003, the outstanding options were forfeited due to the financial restructuring as a result of which the participants are no longer employees of the Company.

          The Marconi International Sharesave Plan

      The international sharesave plan, at the discretion of the board of directors of Marconi plc permitted employees of the Company who were resident outside the U.K. to participate in a share option plan that was substantially similar to the U.K. sharesave plan. Unlike the U.K. sharesave plan, under the international sharesave plan the savings contracts could not generate the exact amount required to exercise the options because of currency fluctuations and interest rate differences. Additional cash may have been required when the options were exercised, however, any excess savings generated could not be used to purchase additional shares.

      At May 19, 2003, the outstanding options were forfeited due to the financial restructuring as a result of which the participants are no longer employees of the Company.

          The Marconi International Sharesave Plan — Italian Appendix

      All employees and executive directors whose remuneration was subject to taxation in Italy were eligible to participate in the Italian Appendix of the International Sharesave Plan. Under the Italian Appendix of the International Sharesave Plan, participants could exercise options to purchase shares with an exercise price not less than the market value of a Company ordinary share averaged over the 30 trading days immediately before the date of grant. Upon exercise, participants would be gifted such number of additional shares as could be purchased on the market with 10% of their total accumulated savings and interest. In order to participate, each employee must have entered into a savings contract with a specified financial institution under which they agreed to make monthly contributions, not exceeding the Italian Lira/ Euro equivalent of £250 per month in aggregate.

      At May 19, 2003, the outstanding options were forfeited due to the financial restructuring as a result of which the participants are no longer employees of the Company.

          The Marconi Employee Stock Purchase Plan for Employees in North America

      All employees of participating U.S. and Canadian companies were eligible to participate in the Stock Purchase Plan. Employees could purchase shares with after-tax payroll deductions at the end of an Offering Period, at a price not less than 85% of the lower of the closing price of a share on the Offering Date and the closing price of a share on the Purchase Date (as defined in the rules of the Plan). No employee could purchase shares pursuant to the Stock Purchase Plan at a rate, which exceeded U.S.$25,000 in any calendar year or such lower limit as the Company specified from time to time. This plan was non-compensatory in nature.

      At May 19, 2003, the outstanding options were forfeited due to the financial restructuring as a result of which the participants are no longer employees of the Company.

Non-savings related plans

          The Marconi 1999 Share Option Plan

      All employees and full-time executive directors were eligible to be granted options under the option plan at the discretion of the remuneration committee. Options granted prior to July 2001 to participants were not normally exercisable unless our earnings per share over a period of at least three financial years exceeded the growth in the U.K. Retail Price Index by at least an average of 3% per year. Options granted after July 2001 became exercisable over periods and subject to conditions defined by the remuneration committee. Options granted under the plan in November 2001 became progressively exercisable over four years and were subject to conditions related to reduction in the Company’s consolidated net debt and the Company’s total shareholder return being better than that of the company at the fiftieth percentile of FTSE 100 companies.

Options entitled the option holder to acquire Company ordinary shares at a price per share determined by the remuneration committee, not less than the market value of a Company share shortly before the date of grant.

      The Company applied variable plan accounting for grants under this scheme and recognized compensation cost if achievement of the performance conditions became probable.

      At May 19, 2003, the outstanding options were forfeited due to the financial restructuring as a result of which the participants are no longer employees of the Company.

          The Marconi Phantom Option Plan

      In June 1999, the GEC remuneration committee adopted the phantom option plan for the purpose of granting incentives relating to any increase in our value primarily to executives and employees of Reltec and Fore Systems following our acquisition of those businesses. From November 1999, the Company operated the phantom option plan and made awards by reference to Company shares and previous awards (grants made between June 1999 and November 1999 in relation to GEC Shares) were adjusted so that they related to Company shares on a value-for-value basis. Following the adjustment the holder of a phantom unit was kept in the same economic position as before through an adjustment to the exercise price and an increase in the number of units. A phantom option is similar to a share option except that it is a cash-based award granted in relation to a stated number of phantom units, each of which has the same economic value as a Company ordinary share. Upon exercise of a phantom option, the holder was entitled to receive a cash payment equal to the difference between the base price of the phantom option (normally corresponding to the market value of a Company ordinary share at the time the phantom option was granted) and market value of a Company ordinary share on the date of exercise. The Company may give notice to participants that it elects to substitute options to acquire real Company ordinary shares for phantom options. If such an election is made, a participant would be required on exercise to pay an amount equal to the base price of the phantom options to the Company and would receive Company ordinary shares. Options were normally exercisable between the third and tenth anniversaries of grant. The Company recognized compensation expense measured at the end of each period as the amount by which the quoted market value of a Company share exceeded the unit price payable by the unit holder. The expense was recognized over the service period. Changes, either increases or decreases, in the quoted market value of the shares between the date of grant and the date the phantom options were exercised result in a change in the compensation expense to be recognized.

      Where the phantom options were granted in exchange for Reltec and Fore System’s options as part of those business combinations, the fair value of those options was treated as part of the respective purchase prices.

      At May 19, 2003, the outstanding options were forfeited due to the financial restructuring as a result of which the participants are no longer employees of the Company.

          Marconi Restricted Share Plan

      The Restricted Share Plan was introduced to enable the Company to award share based incentives to employees of companies which the Company acquired. The Remuneration Committee had discretion to make awards of restricted stock, which entitled the employee to call for shares at £nil cost once the stock had vested. The stock vested either at certain specified times or subject to the satisfaction of performance conditions. In practice the performance conditions imposed generally related to specific integration targets or business goals of the acquired company. Once the restrictions had ended or the conditions had been met, the restricted share vested and would either be automatically released (in the case of U.S. employees) or could be called for by the employee (in all other jurisdictions). The Company applied variable plan accounting for grants under this plan, and compensation expense was recorded over the vesting period.

      At May 19, 2003, the outstanding options were forfeited due to the financial restructuring as a result of which the participants are no longer employees of the Company.

          The Marconi Associated Companies Share Option Plan

      The associated companies option plan enabled options to be granted to executives of companies in which the Company had a direct or indirect equity interest of between 20% and 50%. The terms of the associated companies option plan were substantially similar to the Marconi 1999 Share Option Plan. No options were granted under this plan.

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

      At May 19, 2003, the outstanding options were forfeited due to the financial restructuring as a result of which the participants are no longer employees of the Company.

The 1998 Equity Participation Plan of Reltec Corporation, the Amended and Restated 1995 Stock Purchase and Option Plan for Employees of Reltec Holdings, Inc. and Subsidiaries

      During fiscal 2002, options originally granted under the Marconi Phantom Option Plan, governed by the rules of these plans, were converted to options over Company shares, governed by the rules of these plans, and continued to be accounted for as variable options under APB 25.

The Northwood Technologies Inc. Stock Option Plan

      Prior to the acquisition by the Company in October 2002, Northwood Technologies Inc. (Northwood) granted options under the Northwood Technologies Inc. stock option plan over Northwood shares. Following the acquisition by the Company, option holders who would become employees of the Company exchanged options over Northwood shares for options over 70,536 Company shares. Following the exchange, the option-holder was kept in the same economic position as before the exchange through an adjustment to the exercise price and an increase in the number of shares under option. Compensation expense was recognized on the shares that were unvested at the acquisition date (based on the intrinsic value of the shares as of the acquisition date) over the vesting period. The fair value of all share issued at the date of acquisition, less the amount allocated to compensation expense, was recorded as a cost of the acquisition.

      At May 19, 2003, the outstanding options were forfeited due to the financial restructuring as a result of which the participants are no longer employees of the Company.

      Option activity under the non-savings related plans is as follows:

		Weighted
		average
	Number of	exercise
	shares	price

Outstanding, March 31, 2001	213,455,397	4.98
Granted (weighted average fair value of £0.22)	87,502,652	0.35
Lapsed	(35,672,282)	6.50
Exercised	(7,087,202)	0.64

Outstanding March 31, 2002	258,198,565	3.32
Granted	—	—
Lapsed	(58,148,518)	4.12
Exercised	(2,928,096)	0.47

Outstanding March 31, 2003	197,121,951	3.24
Granted	—	—
Forfeited(1)	(174,063,851)	3.61
Exercised	—	—

Outstanding March 31, 2004	23,058,100	0.43

(1)	At the date of the financial restructuring, options outstanding under the majority of plans have been forfeited because the employees are no longer employed by a group company.

      All options were granted with an exercise price equal to the market value of shares as of date of grant, with the exception of those granted for acquisitions and the LTIP as noted above.

      Of the total number of non-savings related options outstanding at March 31, 2004, none are expected to be exercised as the Company’s shares were delisted as part of the financial restructuring and there are no circumstances under which any value will be attributed to these share options. All options are considered to be anti-dilutive.

      Additional information regarding all options outstanding as of March 31, 2004 is noted in the table below:

	Total options outstanding			Total options
		Weighted		exercisable
		average	Weighted		Weighted
Range of	Total	remaining	average		average
exercise	number	contractual	exercise	Number	exercise
prices (£)	outstanding	life (years)	price (£)	exercisable	price (£)

nil	20,207,191	2.59	nil	617,963	nil
0.03 — 0.2	66,715	2.54	0.19	66,715	0.19
0.35 — 0.8	324,118	5.71	0.56	324,118	0.56
1.22 — 2.66	1,708,105	5.21	2.12	1,708,105	2.12
2.73 — 4.72	63,367	4.61	2.91	63,367	2.91
6.85 — 9.57	688,604	5.89	8.73	688,604	8.73

nil — 9.57	23,058,100	2.93	0.43	3,468,872	3.51

18. Fair values of financial instruments

      The carrying amounts and fair values of material financial instruments at March 31, 2004 and 2003 are as follows:

	2004		2003
	Carrying	Fair	Carrying	Fair
	amounts	values	amounts	values
(in millions)	£	£	£	£

Marketable securities	—	—	16	16
Total long-term debt*	—	—	30	30
Equity forward contracts	—	—	(158)	(158)

*	excluding current maturities of long-term debt.

      The following methods and assumptions were used in estimating the fair values of financial instruments:

Equity forward contracts

      At March 31, 2003 the carrying value and fair value of the equity forward contracts was £158 million. As a result of the financial restructuring, which was concluded on May 19, 2003, an agreement was reached and these equity forward contracts were settled for £35 million. See note 2 for further discussion of these equity forward contracts.

Cash and cash equivalents, receivables, payables, accrued liabilities and short-term borrowings

      The carrying values of cash and cash equivalents, receivables, payables, accrued liabilities and short-term borrowings approximate their fair values due to the short-term nature of the instruments.

Marketable securities, long-term debt and finance leases

      The fair value of marketable securities has been determined using quoted market prices. The fair value of finance leases and long-term debt, including current portion, has been determined by discounting projected future cash flows, using reference rates taken from the debt markets at which similar loans would be made to borrowers with similar credit ratings and for the same maturities. In the case of the Marconi Corporation plc bonds, which were guaranteed by M (2003) plc, a fair value was derived from traded market prices.

19. Valuation and qualifying accounts

			Net effect of	Effect of
	March 31,	Additions/	financial	exchange rate		March 31,
	2003	(release)	restructuring	changes	Utilization	2004
Description	£	£	£	£	£	£

Allowance for doubtful accounts	78	(2)	(76)	—	—	—
Warranty reserve*	43	2	(43)	—	(2)	—

Total	121	—	(119)	—	(2)	—

			Effect of
	March 31,	Additions/	exchange rate		March 31,
	2002	(release)	changes	Utilization	2003
Description	£	£	£	£	£

Allowance for doubtful accounts	167	(10)	(7)	(72)	78
Warranty reserve*	29	49 (1)	(1)	(34)	43

Total	196	39	(8)	(106)	121

(1)	The addition of £49 million in fiscal 2003 includes a £12 million change in liability in respect of the estimated pre-existing warranties at April 1, 2002.

			Net effect of	Effect of
	March 31,		acquisitions	exchange rate		March 31,
	2001	Additions	less disposals	changes	Utilization	2002
Description	£	£	£	£	£	£

Allowance for doubtful accounts	64	175	(3)	—	(69)	167
Warranty reserve*	34	43	(2)	—	(46)	29

Total	98	218	(5)	—	(115)	196

*	These amounts are included in accounts payable and other liabilities.

      In light of the declining market and economic trends the Company was experiencing, a provision against bad and doubtful debts of £150 million was charged during fiscal 2002. Of this amount, £10 million was reassessed and released to the statement of operations in fiscal 2003.

20. Income taxes

      The geographic analysis of income /(loss) from continuing operations before income taxes, minority interests and cumulative changes in accounting principles is as follows:

	March 31,
	2004	2003	2002
(in millions)	£	£	£

United Kingdom	2,304	(673)	(260)
Non-United Kingdom	(27)	(230)	(6,109)

Total	2,277	(903)	(6,369)

      Income tax benefit/(provision) includes:

	March 31,
	2004	2003	2002
(in millions)	£	£	£

Current income taxes
United Kingdom	—	155	18
Non-United Kingdom	(1)	32	(25)

Total current taxes	(1)	187	(7)
Deferred income taxes
United Kingdom	—	29	96
Non-United Kingdom	—	(7)	382

Total deferred taxes	—	22	478

Total income taxes	(1)	209	471

      The differences between the Company’s tax on profit on ordinary activities, and the statutory income tax rate in the United Kingdom are as follows:

	March 31,
	2004	2003	2002
(in millions)	£	£	£

Taxes computed at the statutory rate: (30% 2004, 2003 and 2002)	683	(271)	(1,911)
Non-deductible intangible amortization and impairment charge	—	—	1,276
Non-U.K. tax rate differences	—	(9)	(177)
Non-deductible/(non-taxable) items	(682)	30	(292)
Changes in reinvestment position	—	—	(63)
Valuation allowances on losses and other assets	—	38	715
Other, net	—	3	(19)

Income tax (benefit)/provision	1	(209)	(471)

Effective tax rate	0%	23.1%	7.2%

      Deferred income tax assets/(liabilities) in the balance sheet are as follows:

	March 31,
	2004	2003
(in millions)	£	£

Net deferred tax assets
Net operating losses	—	670
Provisions and other expenses	—	90
SFAS 133	—	21
Pension and post-retirement benefits	—	93
Investment write-downs	—	3

Sub total	—	877
Valuation allowance	—	(841)

Sub total	—	36

Net deferred tax liabilities
Property and equipment	—	(8)
Intangible assets (other than goodwill)	—	(33)

Sub total	—	(41)

Total	—	(5)

      All deferred tax assets or liabilities were disposed of with the assets, liabilities and businesses to which they relate as part of the financial restructuring of May 19, 2003.

      As of March 31, 2003 the net deferred income tax liability of £5 million was presented in the balance sheet based on tax jurisdiction as required by SFAS 109, Accounting for Income Taxes, as a non-current deferred tax liability of £5 million. At that date approximately £2.3 billion of net operating losses were available to be carried forward. A full valuation allowance was recorded against the deferred tax asset in relation to such losses in 2003 and 2002 due to the fact that it was more likely than not, that such assets would not be realized.

      Although the Company had in excess of £2 billion of net operating tax losses as of March 31, 2003, these may not have been available to cover earlier years that were open for or under tax audit. In addition, in some jurisdictions the loss carry forwards may be forfeited (this applies to the U.S.) or could be restricted (this may apply to Germany and the U.K.) following the Company’s financial restructuring. There will be ongoing tax cash costs, therefore, where losses are unavailable.

      No deferred tax assets were provided for the undistributed losses to the extent that they were permanently reinvested in the Company’s non-U.K. operations.

      The financial restructuring was implemented by way of two separate schemes of arrangement under section 425 of the U.K. Companies Act 1985. As a result, the gain on financial restructuring described in note 3 will not give rise to any taxable amounts.

      The tax on discontinued operations and on the disposal of discontinued operations is £nil.

21. Related party transactions

      The Company and its subsidiaries had sales and purchases during the year with equity investments, joint ventures and associates, which are not consolidated, during fiscal 2004, 2003 and 2002. All transactions are in the ordinary course of business. The primary transactions between the Company and related parties are summarized as follows:

Year ended
March 31, 2004
	MMFG(1)	Other
(in millions)	£	£

Statement of operations:
Net sales	—	4
Purchases	—	—
Balance sheet:
Trade receivables	—	—
Trade payables	—	—

	Year ended
	March 31, 2003
	MMFG(1)	Other
(in millions)	£	£

Statement of operations:
Net sales	—	30
Purchases	—	—
Balance sheet:
Trade receivables	—	26
Trade payables	—	9

	Year ended
	March 31, 2002
	MMFG(1)	Other
(in millions)	£	£

Statement of operations:
Net sales	25	40
Purchases	1	14
Balance sheet:
Trade receivables	—	26
Trade payables	—	9

(1)	MMFG — Marconi Medical Financial Group (formerly known as Picker Financial)

      All the contracts and other arrangements are with Atlantic Telecommunications Limited/ GaMMa, Alstom and the joint ventures described below which management believe have been on arm’s-length terms and which were part of the Group prior to the financial restructuring on May 19, 2003.

Atlantic Telecommunications Limited/GaMMa

      The Company owned 19.7% of Atlantic Telecommunications Limited (Atlantic). Atlantic went into administration on October 5, 2001. GaMMa acquired certain assets from Atlantic in bankruptcy. The Company received a 14.3% beneficial holding in GaMMa in December 2001, in consideration of the waiver of retention of title claims against certain assets of Atlantic, the grant of software licenses and procurement of the assignment of the indefeasible right of use terms granted by Easynet. Under the terms of the agreement with GaMMa, the Company received warrants equating to 1.7% of the authorized share capital of GaMMa.

Alstom

      The Company owned approximately 24% of Alstom until February 2001, when it disposed of 18% through a public offering of shares. Upon the initial public offering of Alstom in 1998, prior to which we had a 50% stake in GEC Alstom, as it was called prior to the initial public offering, the Company entered into a transitional services agreement providing for the termination of existing group services provided by the

Company to Alstom except that the Company would continue to provide transitional services in the fields of research and development, real estate management, bulk purchasing, and environmental advice and insurance. These transitional services are now completed, and as a result, among others, the Company no longer provides insurance services to Alstom. The Company did however, have an ongoing maintenance contract and provided some supply works on Alstom’s Northern Line. From time to time in the ordinary course of business, the Company supplied products or services to Alstom and Alstom supplied products or services to the Company. In June 2001, the Company disposed of its remaining interest in Alstom.

CosmoCom

      As of June 18, 2003, Capital Limited owned 5.7% of CosmoCom, Inc. CosmoCom, Inc. develops and deploys call center products and services. Marconi Communications International Limited, or MCIL, entered into a Value Added Reseller Agreement with CosmoCom, Inc. on March 3, 2000, as amended by Amendment No. 1, dated September 8, 2000, the VAR, whereby MCIL would act as a reseller of certain CosmoCom, Inc. products. Subject to other terms of the VAR, including the termination provisions contained therein, MCIL was required to purchase products and/or services of $12,000,000 over approximately a three year period. On or about October 29, 2001, MCIL advised CosmoCom, Inc. that it was terminating the VAR, and is making no further purchases at this time. During the term of the VAR, MCIL purchased approximately $1.5 million of products and/or services.

Marconi (Malaysia) SDN BHD

      Marconi Communications S.p.A. owns a 30% shareholding in Marconi (Malaysia) SDN BHD, a business that sells and installs telecommunications equipment. During the fiscal year ended March 31, 2003, the Company supplied network equipment products totaling £23.1 million to Marconi (Malaysia) SDN BHD, at arm’s-length terms.

Ultramast

      The Company formed a joint venture company with Railtrack Telecom Services Limited, or RTSL, on April 26, 2001 to support the deployment of next generation broadband wireless networks. The Company and RTSL each had a 50 percent interest in the joint venture company until February 2003 when the Company settled litigation with RTSL and RTSL assumed full control of Ultramast. Albany Partnership Ltd., or APT, a wholly owned subsidiary of the Company prior to the financial restructuring, has a consultancy agreement with Ultramast to provide it with telecommunications consultancy services to design, construct and maintain masts for the next generation networks. Ultramast also has an agreement with ipsaris Limited under which ipsaris is nominated as the preferred supplier for connectivity for the telecommunications network.

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

Easynet Group plc

      In February 2002, the Company was obliged to acquire by a put option 1,324,054 ordinary shares in Easynet for £20 million. The Company disputed the legal basis of the put option and entered into litigation with Railtrack Group. In February 2003, the litigation with Railtrack Group was settled and the Company became beneficial owners of the 1,324,054 Easynet ordinary shares under the put option. Consequently, the £20 million and related impairment have been reflected in equity in loss of affiliates. The put option increased the equity holding to 72.7% and the holding of voting shares to 51.6%. However, under the Articles of Association of Easynet and a relationship agreement with Easynet, the voting rights in Easynet are limited to 49.9%. Accordingly, Easynet applied in April 2003 to the U.K. Listing Authority to cancel the 1,324,054 ordinary shares and non-voting convertible shares were issued to the Company in exchange. Since the Company was not able to exercise control over Easynet at anytime, the Company continued to account for Easynet using the equity method of accounting prior to the financial restructuring.

      No significant transactions with directors or other executive officers of the Company have occurred during fiscal 2004, 2003 or 2002. Sir Alan Rudge, a non-executive director of the Company and non-executive chairman of MSI (acquired in 2001), held a substantial number of share options in MSI. At completion, he received approximately $5.3 million from MSI in respect of the cancellation of his options. Sir Alan Rudge did not participate in that part of any board meeting, which considered the acquisition of MSI, nor did he receive any board papers related thereto.

22. Subsidiary company and equity investee information

      The following table provides information on the principal subsidiary undertakings and other associated companies that the Company considers to have had a significant impact on the assessment of the assets and liabilities, the financial position and/or the profits and losses of the Company to March 31, 2004. Except where stated otherwise, each of these companies was wholly owned by a member of the Company and the share capital was fully paid up to May 19, 2003.

Name	Registered Office

Network Equipment and Services
Marconi Communications Limited	New Century Park, PO Box 53, Coventry CV3 1HJ, England
Marconi Communications S.p.A.	Via Ludovico Calda 5, 16153 Genoa, Italy
Marconi Communications, Inc.	c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801, U.S.A.
Marconi Communications GmbH	Gerberstrasse 33, D 71522 Backnang, Germany
Capital
Marconi Mobile S.p.A.(1)	Via A. Negrone 1/ A, 16153 Genoa, Italy
Other Associated Companies
Easynet Group plc (72.7% group equity share; 49.9% voting share)(2)	44-46 Whitfield Street, London W1T 2RJ, England

(1)	Marconi Mobile S.p.A. was sold as part of the disposal of Marconi Mobile Holdings S.p.A. to Finmeccanica S.p.A. on August 2, 2002.

(2)	See note 14, Investments in affiliates.

      The undertakings in which the Company’s interest at March 31, 2004 is more than 20% are as follows:

			Class and
			percentage
	Country of	Principal	of ordinary
Undertakings	incorporation	activity	shares held

Ancrane	England and Wales	Non trading	100%
M Ansty Limited	England and Wales	Dormant	100%
M Nominees Limited	England and Wales	Dormant	100%
Photoniqa Limited	England and Wales	Dormant	100%
GEC Reconstructions Limited*	England and Wales	Dormant	50%
Yeslink Unlimited**	England and Wales	Dormant	100%

*	GEC Reconstructions Limited was liquidated on June 8, 2004.

**	Yeslink Unlimited is a subsidiary of Photoniqa Limited.

      All other subsidiary undertakings were disposed of as part of the financial restructuring on May 19, 2003 described in note 3.