Form 20-F
period 2005-03-31
M 2003 PLC
filed 2005-09-30
CIK 1122133

As filed with the Securities and Exchange Commission on September 30, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2005 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐
For the transition period from                     to
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
None

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2005:
2,793,011,951 Ordinary Shares of 5p each
          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES ☑                  NO ☐
          Indicate by check mark which financial statement item the registrant has elected to follow.
ITEM 17 ☐                  ITEM 18 ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
          Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
YES ☑                  NO ☐

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
      Under the terms of the M (2003) plc scheme of arrangement, all of our assets, other than those necessary to fund the administration of the scheme and the company will be distributed to scheme creditors in accordance with the scheme of arrangement. The Directors expect to dissolve M (2003) plc at approximately the same time as the completion of these distributions to scheme creditors. While M (2003) plc shares, and ADRs representing M (2003) plc shares, remain outstanding following the effectiveness of the financial restructuring, the Directors believe that there will be no circumstances under which any additional value will be returned to shareholders of M (2003) plc. As that is the case, the Directors believe M (2003) plc shares and ADRs are worthless.
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
      Our fiscal year ends on March 31. Unless otherwise specified, all references in this annual report to our fiscal year refer to a twelve-month financial period ending March 31. For example, fiscal 2005 represents the fiscal year beginning on April 1, 2004 and ending on March 31, 2005.
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
Item 2: Offer Statistics and Expected Timetable
      This item is not applicable.
Item 3: Key Information
SELECTED CONSOLIDATED FINANCIAL DATA
      The selected historical consolidated financial information presented below as at and for each of the five years ended March 31, 2001 through 2005, has been derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP.
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

SELECTED CONSOLIDATED FINANCIAL DATA — (continued)

	2005	2004	2003	2002	2001
	£000	£000	£000	£000	£000

STATEMENT OF OPERATIONS DATA:
Revenues
Network Equipment	—	100,000	1,131,000	1,812,000	3,268,000
Network Services	—	68,000	743,000	969,000	1,016,000
Other	—	—	22,000	465,000	637,000

Total	—	168,000	1,896,000	3,246,000	4,921,000

Operating loss(1)	(1,284)	(58,000)	(608)	(6,392)	(52)
Other income/(expense), net(2)	361	2,335,000	(295)	23	310
Income/(loss) from continuing operations before income taxes, minority interest and cumulative effect of changes in accounting principles	(923)	2,277,000	(903)	(6,369)	258
Income/(loss) from continuing operations before cumulative effects of changes in accounting principles	(1,108)	2,276,000	(756)	(6,094)	101
Cumulative effects of changes in accounting principles(3)		—	—	(240)	—
Net income/(loss)	(1,108)	2,276,000	(807)	(6,150)	180
Cash dividends declared per common share (4)
£ per share	—	—	—	—	£0.05
$ equivalent per share	—	—	—	—	$0.08
BALANCE SHEET DATA:
Total assets	8,266	8,961	3,111	4,925	11,683
Net assets/(liabilities)	8,266	8,961	(2,500)	(1,493)	4,805
Capital stock	799,000	799,000	1,220	1,203	946
Shares issued and outstanding (millions)	2,793,011	2,793,011	2,793,011	2,793,011	2,785,000
Notes:

(1)	For fiscal 2002, operating loss is reflected after business restructuring and asset impairment charges of £5,319 million.

(2)	For fiscal 2004, other income/(expense), net includes a gain on financial restructuring of £2,183 million and a gain on settlement of equity forward contracts of £123 million. For fiscal 2002, other income/expense, net includes a gain on early retirement of debt of £166 million. This reclassification has been made on adoption of SFAS 145, Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.

(3)	We adopted EITF 00-19, Accounting for Derivative Instruments Indexed to, and Potentially Settled in, the Company’s Own Stock, in fiscal 2002. The value of such instruments, as of the implementation date, was recorded as a cumulative effect of a change in accounting principles of £240 million in fiscal 2002.

(4)	Dividend payments were made out of net income, which included income from discontinued operations.

EXCHANGE RATE INFORMATION
      The Noon Buying Rate for pounds sterling expressed in U.S. dollars per pounds sterling on September 27, 2005 was £1.00 = U.S.$1.7677.
      The following table sets forth the high and low noon buying rate for pounds sterling expressed in U.S. dollars per pound sterling for each of the previous six months:

2005	High	Low

April	1.9197	1.8733
May	1.9048	1.8205
June	1.8368	1.7930
July	1.7753	1.7303
August	1.8148	1.7695
September (through 27)	1.8420	1.7677
      The following table sets forth the average noon buying rate for pounds sterling expressed in U.S. dollars per pound sterling for each of the five most recent fiscal years, based on the noon buying rate on the last business day of each month.

Fiscal Year Ended March 31,	Average

2001	1.4737
2002	1.4320
2003	1.5541
2004	1.8400
2005	1.8506
RISK FACTORS
      As a result of our financial restructuring, we have ceased business operations and intend to distribute our remaining assets to our creditors.
      On May 19, 2003, the financial restructuring of the Marconi group was concluded. The financial restructuring was effected through separate schemes of arrangement under the U.K. Companies Act 1985 for each of M (2003) plc and Marconi Corporation plc. As a result of the restructuring, the shares that M (2003) plc held in Marconi Corporation plc were cancelled. Marconi Corporation plc became the new parent holding company of the Marconi group and we ceased to be a member of the Marconi group. M (2003) plc no longer conducts any business and does not intend to revive any business operations.
      Under the terms of the M (2003) plc scheme of arrangement, all of our assets, other than those necessary to fund the administration of the scheme and the Company, will be distributed to scheme creditors in accordance with the scheme of arrangement. The Directors expect to dissolve M (2003) plc at approximately the same time as the completion of these distributions to scheme creditors. While M (2003) plc shares, and ADRs representing M (2003) plc shares, remain outstanding following the effectiveness of the financial restructuring, the Directors believe that there will be no circumstances under which any additional value will be returned to shareholders of M (2003) plc. As that is the case, we believe M (2003) plc shares and ADRs are worthless.

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
      In connection with the financial restructuring, our ordinary shares were delisted from the London Stock Exchange. Under the terms of the M (2003) plc scheme of arrangement, all of our assets, other than those necessary to fund the administration of the scheme and the Company, will be distributed to scheme creditors in accordance with the scheme of arrangement. The Directors expect to dissolve M (2003) plc at approximately the same time as the completion of these distributions to scheme creditors. While M (2003) plc shares, and ADRs representing M (2003) plc shares, remain outstanding following the effectiveness of the financial restructuring, the Directors believe that there will be no circumstances under which any additional value will be returned to shareholders of M (2003) plc. As that is the case, the Directors believe M (2003) plc shares and ADRs are worthless.
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
      Prior to May 19, 2003, we, through our former Marconi group subsidiaries, were a global vendor of telecommunications equipment and services. A description of the business that we used to conduct is contained in our previous annual reports on Form 20-F filed with the Securities and Exchange Commission. Our only remaining, dormant and non trading, subsidiaries are listed in Note 23 of the Notes to the Consolidated Financial Statements included in this annual report.
PROPERTY, PLANT AND EQUIPMENT
      Our registered office is located at 8 Salisbury Square, London EC4Y 8BB, United Kingdom. We currently have no property, plant or equipment.

Item 5: Operating and Financial Review and Prospects
      On May 19, 2003, the Marconi group concluded its financial restructuring, which was effected through two separate schemes of arrangement under the U.K. Companies Act 1985. As a result of the restructuring, we ceased to be a member of the Marconi group and ceased business operations. See the additional discussion of our financial restructuring in “History and Development of the Company — Financial Restructuring”. Because the financial restructuring occurred approximately seven weeks into fiscal 2004, and because we ceased business operations thereafter, any discussion of our results or of specific financial statement line items between fiscal 2005 and fiscal 2004 and between fiscal 2004 and fiscal 2003 is not meaningful.
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
      Expenses incurred by the Scheme Supervisors in the administration of the scheme post May 19, 2003 to March 31, 2004 were approximately £0.3 million. Expenses incurred by the Scheme Supervisors in fiscal 2005 were approximately £0.5 million.
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
      The company has no external sources of liquidity. The company has cash on hand sufficient to meet our anticipated ongoing administrative costs for the foreseeable future. Under the terms of the M (2003) plc scheme of arrangement, all of our assets, other than those necessary to fund the administration of the scheme and the Company, will be distributed to scheme creditors in accordance with the scheme of arrangement. The Directors expect to dissolve M (2003) plc at approximately the same time as the completion of these distributions to our scheme creditors. The Directors therefore believe that there will be no future circumstances under which the Company will have any internal sources of liquidity other than the cash currently on hand.
      At March 31, 2005, our cash and cash equivalents totalled £8 million, as compared to £9 million at March 31, 2004. All of our debts were compromised at the time of the financial restructuring of the Marconi group, and we have incurred no new debt since that time.
      As at March 31, 2005, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.
      We have no contractual obligations of the type requiring tabular disclosure under Item 5.F.

Item 6: Directors, Senior Management and Employees
DIRECTORS AND SENIOR MANAGEMENT
Directors
      The current members of our board of directors are:

Name	Age	Title

John Jameson White	67	Chairman
Christopher James Shaw	52	Director
Richard Anthony Robinson	57	Director
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
COMPENSATION
      The names of our current directors appear in the table at the beginning of this section. The following table shows emoluments paid or payable to all directors of the company as a group for the period to March 31, 2005.

	2005	2004
	£’000	£’000

Directors’ emoluments	48	338
Amounts receivable under long-term incentive schemes	—	—
Company contributions to money purchase pension schemes	—	61
Amounts paid to third parties in respect of director’s services	—	7
      The aggregate of emoluments and amounts receivable under long-term incentive schemes of the highest paid director was £23,834 (March 31, 2004: £113,000 to a former director). None of the directors received any compensation in fiscal 2005 in respect of any pension or defined benefit scheme.

BOARD PRACTICES
General
      Our board currently comprises a chairman and two directors, one of whom acts as the company’s Chief Financial Officer. The board also acts as the company’s audit committee. There are no other board committees.
      The board meets as and when circumstances require to discharge its statutory and regulatory obligations and to consider matters relating to the company’s scheme of arrangement.
      The periods during which the current directors have served are given above, in “— Directors and Senior Management”. Each director was originally appointed for a term of two years, and, upon the agreement of the rest of the board, each of the directors’ appointments was recently renewed for a further year on identical terms. The directors’ service contracts provide that upon termination, the directors are not entitled to any fee, compensation or other payment in respect of the period after the termination date.
EMPLOYEES
      All of our former employees were transferred to Marconi Corporation plc as a result of our restructuring on May 19, 2003. The company currently has no employees.
SHARE OWNERSHIP
      The following table shows the interests of directors in ordinary shares of 5 pence each in M (2003) plc:

	On			At March 31,
	Appointment	Acquired	Disposed	2005

R A Robinson	11,442	nil	nil	11,442
C J Shaw	nil	nil	nil	nil
J J White	nil	nil	nil	nil

      R A Robinson had the following interests in share options as a result of his previous employment within the Marconi Group. There are no circumstances under which any value will be attributable to these share options:

	On				At March 31,
Plan	Appointment	Granted	Exercised	Lapsed	2005

The Marconi Launch Plan	1,000	nil	nil	nil	1,000
The Marconi Long Term Incentive Plan	15,164	nil	nil	nil	15,164
Total	16,164	nil	nil	nil	16,164

Item 7: Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS
      Trading in our shares on the London Stock Exchange ceased on May 16, 2003, and our shares were subsequently delisted.
      As at September 16, 2005, there were 742 registered holders of our American depositary receipts. Each ADR issued represents two ordinary shares. Of these registered ADR holders, 716 have addresses in the United States. One of the registered ADR holders is The Depository Trust Company, which represents the total number of ADRs held in book-entry form. The ADR holders collectively held 98,775,470 ADRs, or approximately 7.1% of our total issued share capital as at September 16, 2005.

      To our knowledge, there are no holders of 5% or more of the ordinary shares in M (2003) plc as at September [28], 2005.
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
RELATED PARTY TRANSACTIONS
      Since the completion of our financial restructuring in May, 2003, we have not entered into any transactions with related parties.
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
      The following represents the largest recent or outstanding claims made against us:

•	Systems Management Specialists, Inc., or SMS, is a defendant in a demand for arbitration brought by Esprit de Corp, or Esprit, in April 2002. This action relates to two outsourcing agreements entered into by Esprit and SMS in 1995 and 1999; Esprit alleges that SMS breached its obligations under the agreements and is seeking damages in range of U.S.$8.8-U.S.$18.2 million. M (2003) plc was originally a party to the arbitration demand under a legal theory alleging that SMS and M (2003) plc are alter egos of one another. In April 2002, M (2003) plc filed a complaint for declaratory and injunctive relief in the U.S. District Court for the Central District of California, to enjoin Esprit’s attempt to proceed in arbitration against M (2003) plc. In June, 2002, Esprit and M (2003) plc filed a joint stipulation to stay and enjoin the arbitration preceding as to M (2003) plc. In July 2002, M (2003) plc filed a motion to dismiss Esprit’s claims and a motion to stay the federal court proceeding until after the arbitration between SMS and Esprit concluded. The Court denied M (2003) plc’s motion to dismiss, but granted M (2003) plc’s motion to stay, and, therefore, Esprit will be permitted to proceed on its claims against M (2003) plc only after the arbitration between SMS and Esprit is completed, and only to the extent Esprit prevails on any of its claims in the arbitration against SMS. The parties had agreed to conduct the arbitration hearing between October 13-24, 2003, and significant discovery had taken place. Beginning in September 2003, the parties reached a settlement in principle in the U.S.$710,000-U.S.$725,000 range, payable to Esprit in exchange for a full release and settlement of the actions. Effective September 29, 2004, the parties executed a Settlement Agreement, settling the case for U.S.$725,000 and such amount was paid by SMS to Esprit.

•	Marconi Corporation plc and Marconi Commerce Systems Inc., or MCSI, are defendants in an action brought by a former employee, Larry Anthony Gillus, or Gillus. The complaint alleges that Gillus suffered racial discrimination and subsequent retaliatory action whilst employed by Gilbarco, subsequently known as MCSI, which has now been sold to subsidiaries of Danaher Corporation plc. A second claim has been brought against M (2003) plc and MCSI for retaliation and intentional infliction of emotional distress alleged to have occurred after he brought the original action. Additionally, on September 10, 2003, the Court granted plaintiff’s motion to add a breach of employment contract claim and injunctive relief. Gillus’ counsel has in the past stated that he is seeking a total of U.S.$19 million in respect of both claims. Potential liabilities in respect of the claim against Marconi Corporation plc and M (2003) plc were compromised pursuant to its restructuring. As a result, on November 5, 2003, Gillus voluntarily dismissed without prejudice Marconi Corporation plc and M (2003) plc from the cases. Discovery was commenced and completed with respect to the remaining defendants. The case was settled for U.S.$400,000 at mediation on December 7, 2004. A Settlement Agreement and Release was executed on January 18, 2005.

•	Marconi Corporation plc, M (2003) plc, Marconi Inc. and Marconi Data Systems Inc. are defendants in an action brought by a former employee, Thomas Edeus, or Edeus. The complaint asserts three causes of action; firstly that Edeus was unlawfully deprived of benefits to which he was entitled under Marconi Data Systems Inc’s United States severance plan; secondly for failure to provide Edeus with a summary plan description relating to the severance plan; and thirdly for age discrimination in employment. The plaintiff has purported to have made out claims in various specified amounts totaling over U.S.$901,000, some of which may be in the alternative, and also unspecified punitive damages, liquidated damages and front and back pay, making the impact of this claim on us and the former group difficult to assess. An answer and affirmative defenses have been filed on behalf of all defendants. On June 5, 2003, the court entered an order providing as follows: “Plaintiff having advised the court that one or more defendants’ [sic] are in Bankruptcy, this action is placed on the court’s [suspense] calendar pending disposition of the bankruptcy case. Plaintiff is directed to file a notice for hearing a motion to reinstate upon disposition of the bankruptcy proceedings.” Potential liabilities in respect of the claim against Marconi Corporation plc and M (2003) plc were compromised pursuant to our restructuring. The M (2003) plc and Marconi Corporation plc bankruptcy case in the New York courts resulted in a permanent injunction. The bankruptcy case was closed on February 14, 2005 and this does not affect the permanent injunction that applies to Edeus’ claim.

•	In April 2002, 11 former employees of Ten Square Inc. brought a claim against directors of their company for fraud in reducing their compensation package before liquidating the company and restarting it under a different name. The claim was for a total of $2,160,050.91. The plaintiffs alleged that M (2003) plc was a director of Ten Square Inc. although in fact M (2003) plc only had a right to appoint a director, a right M (2003) plc had not recently exercised. Marconi Ventures was also named as a plaintiff on September 9, 2002. The plaintiffs did not serve proceedings upon M (2003) plc and on October 24, 2002 an order for the dismissal of the claim against M (2003) plc and Marconi Ventures was entered. However, M (2003) plc was named in the second amended complaint which was filed on December 24, 2002. M (2003) plc is aware of the action but has not been served and is not yet a party to it. Potential liabilities in respect of the claim against M (2003) plc have been compromised pursuant to the M (2003) plc scheme of arrangement.
      Since March 27, 2003, we are not and have not been engaged in, nor, so far as we are aware, do we have pending or threatened by or against us, any additional legal or arbitration proceedings which may have or have had a significant effect on our financial position as a whole.

DIVIDEND POLICY
      As a result of its scheme of arrangement, M (2003) plc shall not be making any dividends or distributions to its shareholders. See “Key Information — Risk Factors — As a result of our restructuring, we have ceased business operations and shall dispose of our remaining assets for the benefit of our creditors”.
SIGNIFICANT CHANGES
      There has been no significant change in our financial position since March 31, 2005.
Item 9: The Offer and Listing
STOCK PRICE HISTORY/ MARKETS
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

	London Stock
	Exchange				ADRs
	(Sterling pence)				(US dollars)
	High		Low		High	Low

Fiscal Year
April 1, 2000 to March 31, 2001	1250.00		340.00		—	—
April 1, 2001 to March 31, 2002	424.00		6.25		12.85	0.18
April 1, 2002 to March 31, 2003	12.55		1.27		0.44	0.04
April 1, 2003 to March 31, 2004	1.80	(*)	0.60	(*)	0.18	0.03
April 1, 2004 to March 31, 2005	—		—		0.08	0.00
Fiscal Quarter
April 1, 2003 to June 30, 2003	1.80	(*)	0.60	(*)	0.09	0.03
July 1, 2003 to September 30, 2003	—		—		0.18	0.07
October 1, 2003 to December 31, 2003	—		—		0.12	0.04
January 1, 2004 to March 31, 2004	—		—		0.08	0.03
April 1, 2004 to June 30, 2004	—		—		0.08	0.01
July 1, 2004 to September 30, 2004	—		—		0.02	0.01
October 1, 2004 to December 31, 2004	—		—		0.05	0.00
January 1, 2005 to March 31, 2005	—		—		0.01	0.00
Month
April 2005	—		—		0.00	0.00
May 2005	—		—		0.00	0.00
June 2005	—		—		0.00	0.00
July 2005	—		—		0.00	0.00
August 2005	—		—		0.00	0.00
September 2005 (through September 16)	—		—		0.00	0.00

*	To May 16, 2003, which was the last day of dealings in M (2003) plc shares

Item 10: Additional Information
MEMORANDUM AND ARTICLES OF ASSOCIATION
      Please see our annual report on Form 20-F for the period to March 31, 2003 for a description of our memorandum and articles of association.
MATERIAL CONTRACTS
      During the past two years, we have not entered into any material contracts.
EXCHANGE CONTROLS
      There are currently no decrees or regulations under the laws of the United Kingdom restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of M (2003) plc ordinary shares or American depositary shares who are non-residents of the United Kingdom. However, as explained elsewhere in this document, there will be no future remittances as dividends under any circumstances.
TAXATION
United States Federal Income Taxation
      Prospective and existing holders should be aware that the Directors’ opinion is that under no circumstances will any Shareholders or ADR holders ever receive any payments out of M (2003) plc’s assets.
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
      Prospective holders should consult their own tax adviser with respect to the U.S. federal, estate, state, local, gift and other tax consequences of acquiring, owning and disposing of our ordinary shares and/or ADRs.
      U.S. Holders should also review the discussion below under “— United Kingdom Taxation” for the U.K. tax consequences to a U.S. holder of our ordinary shares and/or ADRs.

      For purposes of this summary a “U.S. holder” is a beneficial owner of our ordinary shares and/or ADRs that is, for U.S. federal income tax purposes: (a) a citizen or resident of the United States; (b) a corporation created or organized in or under the laws of the United States or any state thereof, including the District of Columbia; (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and (ii) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. If a partnership holds our ordinary shares or ADRs, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding our ordinary shares or ADRs should consult its tax adviser. A “Non-US holder” is a beneficial owner of our ordinary shares or ADRs that is not a U.S. holder.

Distributions
      Subject to the discussion “— Passive Foreign Investment Company Considerations”, the gross amount of any distribution that is actually or constructively received by a U.S. holder with respect to our ordinary shares and/or ADRs will be a dividend included in gross income of a U.S. holder as ordinary income. Dividends paid on our ordinary shares and/or ADRs generally will constitute income from sources outside the United States and will not be eligible for the “dividends received” deduction to United States corporate shareholders. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution.
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
      Based on our current assets it is likely that we were characterized as a PFIC for U.S. federal income tax purposes for the taxable year ended 31 March, 2005. Because this is a factual determination made annually at the end of the taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC in any year, special, possibly materially adverse, consequences would, as discussed below, result for U.S. holders.
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
      Holders are urged to consult their own tax advisers regarding whether an investment in our ordinary shares or ADRs will be treated as an investment in PFIC stock and the consequences of an investment in a PFIC.
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
United Kingdom Taxation
      The following summary describes certain U.K. tax consequences for certain holders of our ordinary shares and/or ADRs. It is intended to apply only to U.S. holders (as defined in the section above under “United States Federal Income Taxation”) who are not also residents of the U.K. for U.K. tax purposes or carrying on a business in the U.K. through a branch, agency or permanent establishment and who hold our ordinary shares and/or ADRs as investments. It may not apply to certain classes of holders, such as dealers in securities.
      This summary is based on current U.K. law and H.M. Revenue & Customs (HMRC) practice at the date hereof and on the terms of the double tax treaty concluded between the governments of the U.S. and the U.K. on July 24, 2001 and amended by a protocol agreed on July 12, 2002 and which came into force on March 31, 2003 (the Treaty). If you are in doubt as to whether you are entitled to benefits under the Treaty, you should consult your own tax advisers.
      This summary is not intended to be comprehensive, and prospective holders of our ordinary shares and ADRs are recommended to consult their professional advisers to determine their tax position.

Taxation of dividends
      Under current U.K. taxation legislation, no tax is required to be withheld at source from cash dividends paid on our ordinary shares and/or ADRs. U.S. shareholders are not entitled to any U.K. tax credit (or to any payment from HMRC in respect of any tax credit) on dividends paid on our ordinary shares and/or ADRs. However, we do not expect to pay a dividend in the foreseeable future.

Taxation of capital gains
      A U.S. shareholder who is not resident, and in the case of an individual also not ordinarily resident, in the U.K. for U.K. tax purposes will not be liable for U.K. taxation on capital gains realized on the disposal of his or her shares or ADRs unless at the time of the disposal:

•	the U.S. shareholder carries on a trade, profession or vocation in the U.K. through a permanent establishment; and

•	the shares or ADRs are or have been used, held or acquired for the purposes of the trade, profession, vocation or permanent establishment.
      A U.S. shareholder who is an individual and who has ceased to be resident or ordinarily resident for tax purposes in the U.K. on or after March 17, 1998 and continues not to be resident or ordinarily resident in the U.K. for a period of less than five years of assessment and who disposes of his shares or ADRs during that period may also be liable on his return to the U.K. to U.K. tax on capital gains, subject to any available exemption or relief, even though he or she is not resident or ordinarily resident in the U.K. at the time of the disposal. There are special rules for individuals who leave the U.K. part way through a year of assessment. Pursuant to the Finance Act 2005, these rules also apply to an individual who is resident or ordinarily resident in the U.K. but falls to be regarded as resident outside the U.K. for the purposes of any double tax treaty (a Treaty Non-Resident) and who becomes Treaty Non-Resident on or after March 16, 2005.

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
      The purchase of shares, as opposed to ADRs, may give rise to a charge to U.K. stamp duty or SDRT at the rate of 0.5%, rounded up, in the case of stamp duty, to the nearest £5. The rate is applied to the price payable for the shares at the time of the transfer or agreement to transfer. SDRT is generally the liability of the purchaser. It is customarily also the purchaser who pays U.K. stamp duty.
DOCUMENTS ON DISPLAY
      We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports and other information with the Securities and Exchange Commission. You may read and copy all or any portion of the reports and their exhibits at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, NE, Washington, D.C. 20549. Copies of such material may also be obtained at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, NE, Washington, D.C., 20549. You may obtain more information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site that contains reports and information about issuers, like us, who file electronically with the SEC. The address of that web site is www.sec.gov.

Item 11: Quantitative and Qualitative Disclosures about Market Risk
      Since the conclusion of the financial restructuring of the Marconi group on May 19, 2003, M (2003) plc has not had any material exposure to market risk.
Item 12: Description of Securities other than Equity Securities
      This item is not applicable.

PART II
Item 13: Defaults, Dividend Arrearages and Delinquencies
      Since our financial restructuring, we have had no defaults, arrearages or delinquencies.
Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds
      Since our financial restructuring, neither we nor anyone else have taken any actions that would have modified or qualified the rights evidenced by any class of our registered securities.
Item 15: Controls and Procedures
      Under the supervision of and with the participation of our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness and design and operation of our disclosure controls and procedures as of March 31, 2005. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of that date. Since the date of the evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect the controls. Therefore, no corrective actions were taken.
Item 16A: Audit Committee Financial Expert
      We consider Richard Anthony Robinson to be the financial expert serving on our audit committee as defined by Item 16A(b). Mr. Robinson is an independent non-executive director.
Item 16B: Code of Ethics
      We have not adopted a code of ethics as defined by the instructions to Item 16B. Since we no longer conduct any business and do not intend to revive any business operations, we do not believe that a code of ethics is necessary.
Item 16C: Principal Accountant Fees and Services
Audit and audit-related fees
      Audit and audit-related fees consist of professional services rendered by our principal accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively “Deloitte & Touche”) for the audits of the consolidated financial statements of the Company, statutory audits, income tax provision procedures and other work in connection with documents filed with the SEC. Our audit and audit related fees were £35,000 in fiscal 2005 (2004: £75,000).
Tax fees
      Tax fees charged by Deloitte and Touche. £nil for each fiscal 2005 and fiscal 2004.
Other
      Fees for other services were £nil in each of fiscal 2005 and fiscal 2004.
Pre approval procedures for Services
      All audit and non-audit services performed by the auditors are pre-approved by the Company’s audit committee, following a competitive tender where appropriate, in accordance with the committee’s auditors’ independence policy.
Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers
      During fiscal 2005, neither we nor any “affiliated purchaser” made any purchases of any class of our equity securities that is registered pursuant to section 12 of the Exchange Act.

PART III
Item 17: Financial Statements
      Financial statements are being furnished pursuant to the instructions of Item 18 of Form 20-F.
Item 18: Financial Statements
      M (2003) plc is furnishing consolidated financial statements beginning at page F-l.
Item 19: Exhibits

1.1**	Memorandum and Articles of Association of M (2003) plc
2.1†	Specimen ordinary share certificate of M (2003) plc
2.2†	Deposit Agreement dated as of September 6, 2000 Between M (2003) plc and The Bank of New York, as depositary, and Owners and beneficial holders of American Depositary Receipts
2.3†	American Depositary Receipt of M (2003) plc (included in Exhibit 2.2)
2.4††	Marconi Corporation plc and M (2003) plc’s Proposals in Relation to Schemes of Arrangement under Section 425 of the UK Companies Act 1985, dated March 31, 2003 between Marconi Corporation plc, M (2003) plc and their respective scheme creditors
12.1*	Certification required by Rule 13a-14(a) or Rule 15d-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification required by Rule 13a-14(a) or Rule 15d-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed with this annual report.

**	Incorporated by reference to the Annual Report on Form 20-F (File No. 0-30294) filed with the SEC on September 28, 2001.

†	Incorporated by reference to the Registration Statement on Form 20-F (File No. 0-30924) filed with the SEC on September 5, 2000.

††	Incorporated by reference to the Report under cover of Form 6-K (File No. 0-30924) furnished to the SEC on March 31, 2003.

SIGNATURES
      The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

M (2003) plc

By:	/s/ K D SMITH

Name: Kevin David Smith
Title: Company Secretary
Date: September 30, 2005

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
M (2003) plc and subsidiaries
Consolidated financial statements as of March 31, 2005 and 2004 and for the three years ended March 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the board of directors and shareholders of M (2003) plc:
      We have audited the accompanying consolidated balance sheets of M (2003) plc and its subsidiaries and joint ventures (together the “Company”) as of March 31, 2005 and 2004 and the related consolidated statements of operations, cash flows, other comprehensive income/(loss), and shareholders’ equity for each of the three fiscal years in the period ended March 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended March 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
      Our audits also comprehended the transactions of certain pounds sterling amounts into US Dollars and, in our opinion, such transactions have been made in conformity with the basis described in note 2. Such US dollar amounts are presented solely for the convenience of readers in the United States of America.
Deloitte & Touche LLP
Birmingham, England
30 September 2005

M (2003) plc and subsidiaries
CONSOLIDATED BALANCE SHEETS

	March 31,
	2005	2005	2004
	U.S.$’000	£’000	£’000

ASSETS
Current assets
Cash and cash equivalents	15,366	8,130	8,871
Prepaid expenses and other current assets	257	136	90

Total current assets	15,623	8,266	8,961

TOTAL ASSETS	15,623	8,266	8,961

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other current liabilities	783	414	1

Total current liabilities	783	414	1

Shareholders’ equity/(deficit)
Ordinary shares, £0.05 par value;
Authorized: 6,000,000,000 shares in 2005 and 2004;
Issued and outstanding: 2,793,011,951 shares in 2005 and 2004	264,600	139,651	139,651
Additional paid-in capital	1,245,510	659,349	659,349
Accumulated deficit	(1,495,270)	(791,148)	(790,040)

Total shareholders’ equity	14,840	7,852	8,960

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	15,623	8,266	8,961

See notes to consolidated financial statements.

M (2003) plc and subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended March 31,
	2005	2005	2004	2003
	U.S.$’000	£’000	£’000	£’000

Revenue:
Network equipment	—	—	100,000	1,131,000
Network services	—	—	68,000	743,000
Other	—	—	—	22,000

Total Revenue	—	—	168,000	1,896,000
Direct costs	—	—	138,000	1,522,000

Gross margin	—	—	30,000	374,000
Operating expenses:
Selling, general and administrative	2,363	1,284	49,000	356,000
Research and development	—	—	31,000	290,000
Amortization of goodwill and intangibles	—	—	6,000	44,000
Business restructuring charges	—	—	2,000	230,000
Impairment of long-lived assets	—	—	—	69,000
Gain on disposal of businesses, net	—	—	—	(5,000)
Other income	—	—	—	(2,000)

Total operating (income)/expenses	2,363	1,284	88,000	982,000
Operating income/(loss)	(2,363)	(1,284)	(58,000)	(608,000)
Other income/(expense):
Loss on sale of investments, net	—	—	—	(5,000)
Impairment of investments	—	—	—	(40,000)
Gain on financial restructuring	—	—	2,183,000	—
Gain on settlement of equity forward contracts	—	—	123,000	—
Other Income	—		—	34,000
Interest income	664	361	29,000	45,000
Interest expense	—	—	—	(329,000)

Income/(loss) from continuing operations before income taxes, minority interests	(1,699)	(923)	2,277,000	(903,000)

Income tax charge	(340)	(185)	(1,000)	209,000
Equity in net loss of affiliates	—	—	—	(62,000)

(Loss) from continuing operations	(2,039)	(1,108)	2,276,000	(756,000)

Discontinued operations:
Loss from discontinued operations, net of tax of £nil (2004, £nil, and 2003, £2)	—	—	—	(74,000)
Gain on sale of discontinued operations, net of tax of £nil	—	—	—	23,000

Net (loss)/income	(2,039)	(1,108)	2,276,000	(807,000)

Earnings per share — basic
Income/(loss) from continuing operations	—	—	0.92	(0.27)
Loss from discontinued operations	—	—	—	(0.3)
Gain on sale of discontinued operations	—	—	—	0.1
Net income/(loss)	—	—	0.92	(0.29)
Earnings per share — diluted
(Income/loss) from continuing operations	—	—	0.92	(0.27)
Loss from discontinued operations	—	—	—	(.03)
Gain on sale of discontinued operations	—	—	—	0.01
Net income/(loss)	—	—	0.92	(0.29)
See notes to consolidated financial statements.

M (2003) plc and subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal year ended March 31,
	2005	2005	2004	2003
	U.S.$’000	£’000	£’000	£’000

Cash flows from operating activities:
Net income/(loss)	(2,039)	(1,108)	2,276,000	(807,000)
Adjustments to reconcile net income/(loss) to net cash used in operating activities of continuing operations:
Loss from discontinued operations	—	—	—	74,000
Gain on sale of discontinued operations	—	—	—	(23,000)
Cash paid on settlement of equity forward contracts	—	—	(35,000)	—
Loss on disposal of businesses and properties	—	—	—	3,000
Gain on financial restructuring	—	—	(2,183,000)	—
Gain I settlement of equity forward contracts	—	—	(123,000)	—
Loss on sale of investments in affiliates	—	—	—	5,000
Stock compensation	—	—	9,000	14,000
Impairment of long-lived assets	—	—	—	69,000
Impairment of investments	—	—	—	40,000
Depreciation and amortization	—	—	16,000	169,000
Provision for doubtful accounts	—	—	—	(10,000)
Provision for allowance for inventory write off	—	—	—	25,000
Other income	—	—	—	(34,000)
Profit on disposal of property, plant and equipment	—	—	—	(9,000)
Change in current and deferred taxes	—	—	—	(177,000)
Equity in net loss of affiliates	—	—	—	62,000
Cash paid for restructuring	—	—	(20,000)
Net cash provided by/(used) in discontinued operations	—	—	2,000	(80,000)
Changes in operating assets and liabilities, net of the effect of acquisitions:
Accounts receivable	(85)	(46)	100,000	137,000
Inventories	—	—	1,000	228,000
Prepaid expenses and other assets	—	—	—	(21,000)
Accounts payable	—		(26,000)	(175,000)
Accrued expenses and other liabilities	760	413	(29,000)	(154,000)

Net cash used in operating activities	(1,364)	(741)	(12,000)	(664,000)

See notes to consolidated financial statements.

	Fiscal year ended March 31,
	2005	2005	2004	2003
	U.S.$’000	£’000	£’000	£’000

Cash flows from investing activities:
Maturities and sales of debt and marketable equity securities	—	—	(209,000)	—
Purchases of debt and marketable equity securities	—	—	—	(20,000)
Purchases of property, plant and equipment	—	—	(5,000)	(35,000)
Proceeds from the sale of property, plant and equipment	—	—	—	30,000
Cash (outflow)/received from disposals	—	—	(568,000)	436,000
Cash element of scheme consideration	—	—	(333,000)	—
Collaterised cash	—	—	—	—

Net cash provided used in investing activities	—	—	(1,115,000)	411,000

Cash flows from financing activities:	—
Short-term debt repayments, net	—	—	(22,000)	(30,000)
Term loan repayments, net	—	—	(1,000)	(45,000)
Restricted cash transferred to secured accounts	—	—	964,000	(692,000)

Net cash used in financing activities	—	—	941,000	(767,000)

Effects of exchange rate changes on cash and cash equivalents	—	—	—	(28,000)
Net decrease in cash and cash equivalents	—	—	(186,000)	(1,048,000)
Cash and cash equivalents, beginning of year	—	—	195,000	1,243,000

Cash and cash equivalents, end of year	—	—	9,000	195,000

Supplemental disclosure of cash flow activity:
Cash payments for interest	—	—	(1,000)	134,000
Cash repayment for income taxes	—	—	(1,000)	(31,000)
See notes to consolidated financial statements.

M (2003) plc and subsidiaries
CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME/(LOSS)

	Fiscal year ended March 31,
	2005	2005	2004	2003
	U.S.$’000	£’000	£’000	£’000

Other comprehensive income:
Net loss	(2,039)	(1,108)	2,276,000	(807,000)
Other comprehensive income/(loss):
Unrealized gains on derivative Instruments	—	—	—	22,000
Accumulated translation adjustments, (net of income tax and reclassification adjustments)	—	—	—	62,000
Minimum pension liability, (net of income tax of £nil)	—	—	295,000	(295,000)

Other comprehensive income/(loss)	(2,039)	(1,108)	2,571,000	(1,018,000)

Disclosure of tax and reclassification amounts:
Unrealized gains on derivative instruments, net of tax of £1	—	—	1,000	22,000
Less: reclassification adjustment for loss included in net loss, net of tax of £nil			(1,000)

Unrealized gains on derivative Instruments	—	—	—	22,000

Accumulated translation adjustments, net of tax of £nil	—	—	(14,000)	62,000
Less: reclassification adjustment for gains included in net income/(loss), net of tax of £nil			14,000

Net translation adjustments	—	—	—	62,000

See notes to consolidated financial statements.

M (2003) plc and subsidiaries
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT)

					Accumulated
			Additional	Retained	other
	Ordinary shares		paid-in	earnings/	comprehensive	Treasury
		Amount	capital	(deficit)	income/(loss)	shares	Total
	Shares	£000	£000	£000	£000	£000	£000

As of March 31, 2002	2,792,638,820	139,651	1,063,349	(2,634,000)	(71,000)		(1,502,000)
Net loss				(807,000)			(807,000)
Issuance of ordinary shares under share option plan	461,777
Acquisition and retirement of ordinary shares	(88,646)
Fair value movements on derivative instruments					22,000		22,000
Stock-based compensation			14,000				14,000
Shares issued by equity method investee			3,000				3,000
Translation adjustments					62,000		62,000
Minimum pension liability					(295,000)		(295,000)

As of March 31, 2003	2,793,011,951	139,651	1,080,349	(3,441,000)	(282,000)		(2,503,000)
Net income				2,275,960			2,275,960
Capital contribution for stock based compensation			(46,000)				(46,000)
Transfer on Financial Restructuring			(375,000)	375,000
Translation adjustments					(12,000)		(12,000)
Elimination upon financial restructuring					294,000		294,000

As of March 31, 2004	2,793,011,951	140,000	659,000	(790,040)	—		8,960
Net loss				(1,108)			(1,108)

As of March 31, 2005	2,793,011,951	139,651	659,349	(791,148)	—		7,852

See notes to consolidated financial statements.

M (2003) plc and subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of Business and basis of preparation:
Nature of business
      Until May 19, 2003, the Company was the ultimate holding company for the Marconi Group. Through its subsidiaries the Marconi Group was a multi-regional vendor of telecommunications equipment and services and was organized into two main divisions: Core and Capital. The Core business included the provision of optical networks, broadband routing and switching, broadband access, outside plant and power, other network equipment and associated installation, maintenance and other value-added services. The Marconi Group’s customers included telecommunications companies and providers of internet services for their public networks and some large corporations, government departments and agencies, utilities and educational institutions for their private networks. The Capital business comprised certain non-core businesses that were managed for value and ultimately for disposal. These included an investment in Easynet Group plc as well as a number of other minor activities, investments and assets with whom the Company had a base of installed equipment.
      On May 19, 2003, M (2003) plc (the Company) and its former subsidiary Marconi Corporation plc concluded a financial restructuring (the “Financial Restructuring”), which was effected through two separate schemes of arrangement under the U.K. Companies Act 1985 as described in note 3. Since the Financial Restructuring the Group consists of the Company and its non-trading and dormant subsidiaries listed in note 23. Therefore the Company and Group have no trading or business activities.
      As explained in note 3, the remaining assets of the Company will be distributed over time to its creditors, following which it is intended that the Company and its subsidiaries will be liquidated or dissolved.
      The name of the Company was changed from Marconi plc to M (2003) plc on October 21, 2003.
Basis of preparation
      The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As explained in note 3, following the Financial Restructuring of May 19, 2003 and pursuant to the Company’s Scheme of Arrangement, the remaining assets of the Company will be distributed over time to its creditors in order to settle liabilities as they are incurred. Following this it is intended that the Company will be liquidated or dissolved, however this is not expected to occur within the next twelve months.

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
Income taxes
      The Company recognizes deferred tax assets and liabilities using enacted tax rates to calculate temporary differences between the tax basis of assets and liabilities and the financial statement carrying amounts. The Company recognizes a valuation allowance against such deferred tax assets when it is “more likely than not” that such assets will not be recovered. During the fiscal year 2003 all deferred tax assets, without offsetting liabilities in the same jurisdiction, were fully reserved.
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

	Average rates			Year-end rates
	Fiscal year ended March 31,			As of March 31,
	2005	2004	2003	2005	2004

U.S. Dollar	1.84	1.70	1.55	1.89	1.84
Euro	1.47	1.44	1.55	1.45	1.50
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
      During fiscal 2005 tangible fixed assets were impaired by £nil (2004, £nil and 2003, £69 million).
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
      An agreement was reached to settle these contracts and they were closed out on May 19, 2003. The agreed settlement amount was £35 million which resulted in a gain of £123 million recorded in the consolidated statement of operations as part of the gain on disposal of businesses.
      At March 31, 2005 £nil (2004 £nil and 2003 £27 million) of cash balances was held in escrow with respect to these equity forward contracts.

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
      For fiscal 2005, £nil (2004, £nil and 2003, £169 million) of net gains related to non-derivative instruments used as net investment hedges were included as a cumulative translation adjustment in the statement of comprehensive income/ (loss). These net gains principally offset the net losses recorded on the respective net investments in foreign currencies being hedged. The hedge instruments used by the Company did not result in any material ineffectiveness. Their notional amounts were similar to the net investments being hedged as of the beginning of each quarter, and the currencies of the hedging instrument and hedged item were the same.

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
      For fiscal 2005 and 2004, the total ineffectiveness of all cash flow hedges was immaterial since most of the terms of the hedging instruments match the terms of the underlying hedged items. The reclassification of gains and losses into earnings from accumulated other comprehensive income as a result of the discontinuance of cash flow hedges because management estimated that it was still probable that original forecasted transactions would occur by the end of the originally specified time period or within an additional two months thereafter was also immaterial.
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

      At the date of the Financial Restructuring, options outstanding under certain plans lapsed as the employees were no longer employed by a group company. For the remaining share options issued under variable plans, the compensation cost has been re-measured on the basis of a £nil value of M (2003) plc stock at March 31, 2005 because the Company’s shares were delisted as part of the restructuring. The full expense has been recognized in the prior year rather than over the vesting period as there are no circumstances under which it is expected that any value will be attributable the these share options.
      The Company recognized compensation expense in fiscal 2005 of £nil (2004 £9 million, 2003, £14 million), related to stock options issued below fair market value and those plans, which are variable. Had compensation cost for the employee share plans been determined consistent with the fair value methodology of SFAS 123, Accounting for Stock-Based Compensation. No Share options were granted in the fiscal years 2005, 2004 and 2003.
      Under SFAS 123, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

March 31,
	2005	2004	2003

Risk-free interest rate	n/a	n/a	n/a
Expected life (years)	n/a	n/a	n/a
Assumed volatility	n/a	n/a	n/a
Expected dividends	—	—	—
      No stock options were granted during fiscal 2005, 2004 or 2003.

Other comprehensive income/(loss)
      Comprehensive income/ (loss) represents the net income/ (loss) for the period plus the results of certain shareholders equity/ (deficit) changes that are not reflected in the consolidated statements of operations.
      The accumulated balances of other comprehensive income/ (loss) are as follows:

			Net unrealized	Minimum	Accumulated
	Net unrealized	Accumulated	gains/(losses)	pension	other
	gains/(losses)	translation	on derivative	liability	comprehensive
	on investments	adjustments	instruments	adjustment	income/(loss)
	£’000	£’000	£’000	£’000	£’000

As of March 31, 2003	—	14,000	(1,000)	(295,000)	(282,000)
Movement for the year	—	(12,000)	—	—	(12,000)
Eliminated on financial restructuring		(2,000)	1,000	295,000	294,000
As of March 31, 2004 and March 31, 2005	—	—	—	—	—

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

Recently issued accounting pronouncements not yet adopted
      There are no recently issued accounting pronouncements that have yet to be adopted that management believe could have a material impact on the groups financial position and results of operations.

Non-statutory accounts
      The accompanying financial statements do not comprise “statutory accounts” within the meaning of Section 240 of the Companies Act 1985. The Company’s statutory accounts for fiscal 2005 prepared in accordance with generally accepted accounting principles in the United Kingdom (U.K. GAAP) will be delivered to the Registrar of Companies for England and Wales.
      The auditors’ report on those accounts was unqualified and did not contain a statement under Section 237(2) or 237(3) of the Companies Act 1985.
3.   Financial restructuring
      Until May 19, 2003, M (2003) plc (‘the Company’, formerly known as Marconi plc) was the ultimate holding company for the Marconi Group.
      On May 19, 2003, M (2003) plc and its then subsidiary Marconi Corporation plc concluded a financial restructuring (the “Financial Restructuring”), which was effected through two separate schemes of arrangement under the U.K. Companies Act 1985. Under the schemes of arrangement Marconi Corporation plc issued new share capital and cancelled the old shares held by the Company. Therefore the Company ceased to be the ultimate holding company of the Marconi Group on May 19, 2003 and from that date ceased to operate any trading activities. Consequently, the entities included in the consolidated financial statements presented in this document for the period after May 19, 2003 are the Company and its non-trading and dormant subsidiaries listed in note 23. Trading in the Company’s shares on the London Stock Exchange ceased on May 16, 2003 and the Company’s shares were subsequently delisted.
      The name of the Company changed from Marconi plc to M (2003) plc on October 21, 2003.
      At the date of the Financial Restructuring, as a result of the shares the Company held in Marconi Corporation plc being cancelled, the Company divested fully of its interests in the Marconi Group for nil proceeds. This resulted in a gain of £3,404 million on the transfer of ownership of the Marconi Group being equivalent to its consolidated net liabilities. On the same date the scheme of arrangement of Marconi Corporation plc came into effect resulting in an £804 million receivable from the Marconi Group being waived by the Company and its subsidiary undertakings. The net gain of £2,600 million was recorded in the consolidated statement of operations within operating income.

      The gain was calculated as follows:

£’000

Net (liabilities)/ assets sold
Tangible fixed assets	251,000
Investments in joint ventures, affiliates and other investments	35,000
Goodwill	645,000
Intangibles, net	95,000
Inventory	237,000
Debtors	526,000
Net cash/ (overdrafts)	1,117,000
Borrowings (excluding overdrafts)	(4,770,000)
Accounts payable and other liabilities	(1,081,000)
Capital lease obligations	(5,000)
Finance lease creditors	(3,000)
Minority Interests	(3,000)
Retirement benefit deficit	(334,000)

(3,281,000)
Accounted for by:
Amounts waived on Scheme of Arrangement	804,000
Elimination of amounts included in shareholders’ equity
Minimum pension liability	295,000
Accumulated translation adjustments	(2,000)
Net unrealised gains on derivative instruments	1,000

Gain on Financial Restructuring	2,183,000

      The Financial Restructuring was implemented by way of two separate schemes of arrangement under section 425 of the U.K. Companies Act 1985. As a result, the gain described above will not give rise to any taxable amounts.
      Pursuant to the Company’s Scheme, the remaining assets of the Company will be distributed over time to its creditors, following which it is intended that the Company and its remaining subsidiaries will be liquidated or dissolved. There will be no circumstances under which any value will be returned to shareholders under the terms of the Company’s Scheme.
      On the date of the financial restructuring, a further gain of £123 million was realised on the settlement of equity forward contracts outstanding and was recorded in the consolidated statement of operations within other income. See note 2 and note 18 for further discussion of these equity forward contracts.
      Expenses incurred by the Scheme Supervisors in the administration of the Scheme post May 19, 2003 to March 31, 2004 were approximately £0.3 million and for the year ended March 31, 2005 were approximately £0.5 million.

4.   Balance sheet information

	March 31,
	2005	2004
	£’000	£’000

Accounts receivable, net:
Accounts receivable	136	90
Allowance for doubtful accounts	—	—

Total	136	90

Accrued expenses and other current liabilities:
Accrued income and other taxes	185	—
Accrued expenses	229	1

Total	414	1

      Depreciation expense for fiscal 2005 was £nil (2004, £10 million and 2003, £125 million). During fiscal 2005 the Company capitalized £nil (2004, £nil and 2003, £0.44 million) in interest expense related to construction in progress.
      During fiscal 2003 the Company disposed of land and buildings with a net book value of £6 million for sales proceeds of £17 million. The Company subsequently leased back 40% of these land and buildings under a 10-year sale and leaseback agreement. The Company accounted for the 40% leased back as a financing transaction. The lease agreement was eliminated upon the financial restructuring.
      During fiscal 2003 in conjunction with the business restructuring and site rationalizations described in note 6, Business restructuring charges, the Company impaired property, plant and equipment by £69 million.
      On May 19, 2003 the company underwent the financial restructuring described in note 3. At the same date the Company divested fully of its interests in the Marconi Group. It is anticipated that the funds in hand (and any other assets) at March 31, 2005 will be used to comply with the terms of the M (2003) plc scheme of arrangement, and which primarily relate to scheme expenses and complying with the Company’s statutory obligations. In the event that any of the funds (or any assets) are not used they will be returned to scheme creditors with the result that under no circumstances will any of the funds (or other assets) ever become available to pay any further dividends or distributions to shareholders.

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
      No undrawn amounts were available to the Company under outstanding credit facilities at March 31, 2005 or March 31, 2004.

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
      The following tables show the activity by statement of operations heading and the balances remaining in other liabilities at March 31, 2005 and 2004 following the implementation of actions required to achieve these objectives.

		Charged	Utilized during
	Balance at	during	fiscal 2005		Balance at
	March 31,	fiscal	Net cash	Non cash	March 31,
	2004	2005	payments	movement	2005
	£ ’000	£’000	£’000	£’000	£’000

Direct costs:
Manufacturing outsourcing	—	—	—	—	—
Onerous contracts	—	—	—	—	—

	—	—	—	—	—

Business restructuring costs:	—	—	—	—	—
Employee severance	—	—	—	—	—
Site rationalization	—	—	—	—	—
Contractual commitments and other restructuring	—	—	—	—	—
Advisor fees	—	—	—	—	—

	—	—	—	—	—

Total	—	—	—	—	—

		Charged	Utilized during
	Balance at	during	fiscal 2004		Balance at
	March 31,	fiscal	Net cash	Non cash	March 31,
	2003	2004	payments	movement	2004
	£ ’000	£’000	£’000	£’000	£’000

Direct costs:
Manufacturing outsourcing	8,000	(1,000)	—	(7,000)	—
Onerous contracts	6,000	(2,000)	—	(4,000)	—

	14,000	(3,000)	—	(11,000)	—

Business restructuring costs:
Employee severance	10,000	4,000	(12,000)	(2,000)	—
Site rationalization	46,000	1,000	(2,000)	(45,000)	—
Contractual commitments and other restructuring	3,000	—	—	(3,000)	—
Advisor fees	10,000	—	(6,000)	(4,000)	—

	69,000	5,000	(20,000)	(54,000)	—

Total	83,000	2,000	(20,000)	(65,000)	—

		Charged	Utilized during
	Balance at	during	fiscal 2003		Balance at
	March 31,	fiscal	Net cash	Non cash	March 31,
	2002	2003	payments	movement	2003
	£ ’000	£’000	£’000	£’000	£’000

Direct costs:
Inventory write-downs and related costs	40,000	—	20,000	20,000	—
Manufacturing outsourcing	31,000	21,000	21,000	23,000	8,000
Onerous contracts	31,000	5,000	30,000	—	6,000

	102,000	26,000	71,000	43,000	14,000

Business restructuring costs:
Employee severance	30,000	128,000	148,000	—	10,000
Site rationalization	40,000	36,000	30,000	—	46,000
Contractual commitments and other restructuring	13,000	—	—	10,000	3,000
Systems implementation	24,000	(7,000)	17,000	—	—
Advisor fees	—	73,000	63,000	—	10,000

	107,000	230,000	258,000	10,000	69,000

Total	209,000	256,000	329,000	53,000	83,000

Inventory write-downs and related costs
      In fiscal 2003 the remaining balance of £40 million was utilized in respect of inventory write-downs for obsolescence and slow-moving provisions against a number of product lines, predominantly optical networking products.
Manufacturing outsourcing
      In fiscal 2003, the charge of £21 million represents additional net costs to Jabil Circuit Inc. arising in the year as a result of the decision to outsource certain manufacturing operations. In fiscal 2004, £1 million was credited to restructuring costs relating to the outsourcing of certain manufacturing operations. The remaining balance was transferred out of the group as part of the Financial Restructuring at May 19, 2003.
Onerous contracts
      The charge of £5 million in respect of onerous contracts in fiscal 2003 represents certain liabilities to which the Company was committed as a result of the operational restructuring. This includes liabilities relating to equipment leasing contracts and supply contracts under which we had agreed to purchase minimum volumes of goods and services offering no economic value to our business as a result of its reduced size. In fiscal 2004 £2 million was released to the statement of operations in relation to onerous contracts. The remaining balance was transferred out of the group as part of the Financial Restructuring at May 19, 2003.
Employee severance
      As a consequence of the objective to reduce the annual operating cost base, the Company recorded a charge of £128 million during fiscal 2003 associated with redundancy payments for approximately 7,500 employees. The Company recorded a charge of £237 million to reflect the charges. The Company made cash payments of £148 million in fiscal 2003, associated with voluntary redundancy payments for approximately 10,000 employees. In fiscal 2004, a charge of £4 million was recorded as part of the group’s cost reduction actions and payments of approximately £12 million were made. The remaining balance was transferred out of the group as part of the Financial Restructuring at May 19, 2003.

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
Advisor fees
      The charge of £73 million in fiscal 2003 in respect of advisor fees represents charges from the Company’s external advisors with respect to services rendered in fiscal 2003 related to the Financial
      Restructuring payments of £63 million were made during fiscal 2003 and a balance of £10 million remained at March 31, 2003. In fiscal 2004, payments of approximately £6 million were made and the remaining balance was transferred out of the group as part of the Financial Restructuring at May 19, 2003.

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
      The changes in the carrying amount of goodwill for the year ended March 31, 2005, are as follows:

		Accumulated
	Cost	amortization	Total
	£ ’000	£’000	£’000

Balance at March 31, 2003	1,880,000	(1,223,000)	657,000
Goodwill disposed of	(1,877,000)	1,223,000	(654,000)
Translation adjustment	(3,000)	—	(3,000)

Balance at March 31, 2004 and 2005	—	—	—

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
      The total goodwill balance at May 19, 2003 was disposed of as part of the Financial Restructuring described in Note 3.

8.	Intangible assets
      Amortization of intangibles for fiscal 2005 was £nil (2004, £6 million and 2003, £44 million). All intangible assets were disposed of as part of the Financial Restructuring described in Note 3.

9.	Pension plans and other post-retirement plans
Pension plans
      On May 19, 2003 the Company and its then subsidiary, Marconi Corporation plc, entered into schemes of arrangement as described in note 3. As a result of this, the pension schemes are not part of the M (2003) plc Group as at March 31, 2005. Further, the pension schemes have always been, and remain, liabilities of the Marconi Group.
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

      Data with respect to benefit obligations, excluding those related to discontinued operations is as follows:

	Pension benefits		Pension benefits
	U.K. plans		Overseas plans
	2005	2004	2005	2004
	£ ’000	£ ’000	£ ’000	£ ’000

Change in benefit obligations:
Benefit obligation at beginning of year	—	2,444,000	—	245,000
Service cost	—	5,000	—	—
Interest income	—	(1,000)	—	—
Benefits paid	—	(1,000)	—	(1,000)
Divestitures	—	(2,447,000)	—	(244,000)

Benefit obligations at end of year	—	—	—	—

Change in plan assets:
Fair value of plan assets at beginning of year	—	2,237,000	—	134,000
Benefits paid	—	(1,000)	—	(1,000)
Divestitures	—	(2,236,000)	—	(133,000)
Fair value of plan assets at end of year	—	—	—	—
Amounts recognized in the consolidated balance sheet consist of:
Accumulated other comprehensive income	—	—	—	—

Net amount recognized	—	—	—	—

      At May 19, 2003, the actuarial assumptions used were unchanged from March 31, 2003. The actuarial assumptions used to develop the periodic benefit cost and funded status was as follows:

	Pension benefits			Pension benefits
	U.K. plans			Overseas plans
	2005	2004	2003	2005	2004	2003
	%	%	%	%	%	%

Weighted average assumptions:
Discount rate for pension Expense	—	5.3	5.3	—	6.7	6.7
Discount rate for year end disclosure	—	5.3	5.3	—	6.0	6.0
Expected return on plan Assets	—	5.7	5.7	—	8.5	8.5
Rate of compensation increases	—	4.5	4.5	—	4.4	4.4
Rate of pension increases	—	2.5	2.5	—	0.5	0.5
      The table below presents data with respect to net periodic benefit expense/(income) excluding those related to discontinued operations:

	Pension benefits			Pension benefits
	U.K. plans			Overseas plans
	2005	2004	2003	2005	2004	2003
	£ ’000	£ ’000	£ ’000	£ ’000	£ ’000	£ ’000

Components of net periodic Benefit Expense/(income):
Service cost	—	4,000	26,000	—	—	7,000
Interest cost	—	1,000	138,000	—	—	14,000
Expected return on plan Assets	—	—	(138,000)	—	—	(13,000)
Amortization of unrecognized transition liability	—	—	3,000	—	—	—
Net periodic benefit expense of defined benefit plans	—	5,000	29,000	—	—	8,000
Net curtailment loss	—	—	—	—	—	3,000
Net periodic benefit expense	—	5,000	29,000	—	—	11,000

      At March 31, 2004 the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans which have an accumulated benefit obligation in excess of plan assets were £nil (2003, £2,689 million, £2,618 million, and £2,371 million respectively).

Other post-retirement benefits
      At March 31, 2005 no active employees and no retired employees (2004, no active employees and no retired employees; 2003, no active employees and 1,730 retired employees) of companies in the United States of America and Canada were entitled to health care benefits after retirement.
      All of the other post retirement plans are unfunded. The benefit cost charges and provisions for the liability are as follows:

	Post retirement
	Benefits
	March 31,
	2005	2004
	£ ’000	£ ’000

Change in benefit obligations:
Benefit obligations at beginning of year	—	29,000
Businesses disposed	—	(28,000)
Foreign currency exchange rate changes	—	(1,000)
Benefit obligations at end of year	—	—
Funded status	—	—
Unrecognized net actuarial gain	—	—
Unrecognized prior service cost	—	—
Net accrued benefit cost	—	—
      Data with respect to net periodic benefit cost is as follows:

	Post retirement
	benefits March 31,
	2005	2004	2003
	£ ’000	£ ’000	£ ’000

Components of net periodic benefit (income)/expense:
Interest cost	—	—	2,000
Amortization of net gain	—	—	(1,000)
Net curtailment gain	—	—	(5,000)

Net periodic benefit income of other post-retirement plans	—	—	(4,000)

      Different assumptions were made in relation to the cost of retiree health care benefits. For the majority of plans, the assumptions were as follows:
      In fiscal 2004 and 2003, an annual rate of increase per capita in the cost of retiree health care benefits of 12% for 2003 (decreasing gradually over the following years to 6% in 2012) was assumed for all employees and retirees. The annual rate of increase in the cost of prescription drugs of 15% in 2003 (decreasing gradually over the following years to 6% in 2012) was assumed for all employees and retirees.
      An increase or decrease of one percentage point in such assumed rates would have resulted in no change to the benefit obligation at March 31, 2005 and the service and interest cost components of the net periodic benefit cost for the year then ended.

Defined contribution plans
      The former U.S. subsidiaries of the Company operate 401(k) plans for eligible employees who contribute a percentage of their pre-tax compensation with the Company matching these contributions up to prescribed limits. For fiscal 2005, the matching contributions were £nil (2004, £1 million and 2003, £7 million).

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
Segmental performance
      Revenues and operating profits are measured on a segmental basis in accordance with U.K. GAAP for 2003. In 2004 all revenues and operating profits were analyzed as discontinued operations in the UK GAAP accounts but have been analyzed consistently with prior years below. The principal measurement differences between U.K. GAAP and U.S. GAAP as related to the information reported on a segmental basis are the result of differences in the accounting for pensions and post-retirement benefits, reorganization costs, goodwill and employee share options.
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

Analysis of reportable segments (U.K. GAAP)

Segment
		operating	Capital
As of and For the Year Ended	Revenues	(loss)/profit	employed(2)
March 31, 2005	£ ’000	£ ’000	£ ’000

Network equipment	—	—	—
Network services	—	—	—
Other (including intra activity sales)	—	(226)	—

Segment total — U.K. GAAP	—	(226)	—

		Segment
		operating	Capital
As of and For the Year Ended	Revenues	(loss)/profit	employed(2)
March 31, 2004	£ ’000	£ ’000	£ ’000

Network equipment	100,000	(28,000)	—
Network services	68,000	4,000	—
Other (including intra activity sales)	—	(14,000)	—

Segment total — U.K. GAAP	168,000	(38,000)	—

		Segment
		operating	Capital
As of and For the Year Ended	Revenues	(loss)/profit	employed(2)
March 31, 2003	£ ’000	£ ’000	£ ’000

Network equipment	1,131,000	(259,000)	220,000
Network services	743,000	52,000
Capital (net of intra segment revenue of £32)	40,000	(107,000)	(27,000)
Discontinued(1)	88,000	(2,000)	—

Segment total — U.K. GAAP	2,002,000	(316,000)	193,000

(1)	For fiscal 2003 discontinued operations relate to mobile.

(2)	Included in capital employed are the following: property, plant and equipment, inventory, accounts receivable, prepaid expense and other current assets, other non-current assets, accounts payable, accrued liabilities, non-current liabilities and other liabilities.

Analysis of revenue by product (U.K. GAAP)

	2005	2004	2003
	£ ’000	£’000	£’000

Network Equipment:
Optical Networks	—	35,000	439,000
BBRS	—	9,000	142,000
European Access	—	19,000	258,000
North American Access	—	13,000	95,000
Outside Plant & Power	—	18,000	140,000
Other Network Equipment	—	6,000	57,000

Total	—	100,000	1,131,000
Network Services:
IC&M	—	35,000	370,000
VAS	—	33,000	373,000

Total	—	68,000	743,000

Total Network Equipment and Network Services revenues	—	168,000	1,874,000

Total capital revenue	—	—	40,000
Total discontinued	—	—	88,000

Total revenues	—	168,000	2,002,000

Reconciliation of U.K. GAAP segmental information to U.S. GAAP

Revenue

	2005	2004	2003
	£ ’000	£ ’000	£ ’000

Revenue in accordance with U.K. GAAP	—	168,000	2,002,000
Discontinued operations:
Mobile	—	—	(106,000)

Revenue in accordance with U.S. GAAP	—	168,000	1,896,000

Operating (loss)/income

	2005	2004	2003
	£ ’000	£ ’000	£ ’000

Segmental operating loss per U.K. GAAP	(226)	(38,000)	(316,000)
Amortization expense	—	(13,000)	(104,000)
Share of associates operating loss)	—	—	(89,000)
Operating exceptional items	—	(2,000)	(358,000)

U.K. GAAP operating loss	(226)	(53,000)	(867,000)
Joint ventures and associates operating loss	—	—	129,000
U.K. GAAP operating loss of discontinued operations	—	—	70,000
U.S. GAAP adjustments:
Share option plans	—	(9,000)	(14,000)
Pension and other post-retirement benefits	—	(3,000)	11,000
Goodwill and intangible asset amortization and impairment Charges	—	7,000	37,000
Gain on disposal of businesses	—	—	5,000
Restructuring costs	—	—	18,000
Other	(1,108)	—	3,000

U.S. GAAP operating income/(loss)	(1,334)	(58,000)	(608,000)
Loss on investments, net	—	—	(45,000)
Gain on financial restructuring	—	2,183,000	—
Gain on settlement of equity forward contracts	—	123,000	—
Other income	—	—	34,000
Interest income	411	29,000	45,000
Interest expense	—	—	(329,000)

U.S. GAAP income/(loss) from continuing operations before income taxes, minority interests and cumulative effects of changes in accounting principles	(923)	2,277,000	(903,000)

Capital employed/total assets

	2005	2004
	£ ’000	£ ’000

Total U.K. GAAP segment capital employed	—	—
U.K. GAAP capital employed	—	—
U.S. GAAP adjustments:
Provisions for restructuring not included in U.S. GAAP capital employed	7,852	8,960

Total U.S. GAAP assets	7,852	8,960

U.K. — U.S. GAAP adjustments
      The following describes the significant U.K. GAAP to U.S. GAAP adjustments as they relate to segment information.

•	Pension and other post-retirement benefits
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

•	Derivatives
      Under U.S. GAAP, the carrying amounts of certain hedged items are adjusted for gains or losses attributable to the hedged risk. This unrealized gain is offset by changes in the fair value of the derivative. Additionally, on the sale or early termination of the hedged items, gains and losses are immediately reclassified to other (income)/expense. Under U.K. GAAP, these gains and losses are amortized until the date of termination.

Revenue by geography (U.S. GAAP)
      Revenue to unaffiliated customers by geographic region is as follows:

	Year ended March 31,
	2005	2004	2003
	£ ’000	£ ’000	£ ’000

Revenue by territory of destination:
United Kingdom	—	42,000	500,000
Other	—	58,000	668,000

Total Europe, Middle East, Africa (EMEA)	—	100,000	1,168,000

United States	—	50,000	519,000
Central and Latin America (CALA)	—	5,000	62,000
Other	—	—	15,000

Total the Americas	—	55,000	596,000

Asia Pacific (APAC)	—	13,000	132,000

Total external revenue	—	168,000	1,896,000

	Year ended March 31,
	2005	2004	2003
	£’000	£’000	£’000

Revenue by territory of origin:
United Kingdom	—	58,000	692,000
Italy	—	19,000	230,000
Other	—	21,000	219,000

Total Europe, Middle East, Africa (EMEA)	—	98,000	1,141,000

United States	—	58,000	534,000
Central and Latin America (CALA)	—	4,000	57,000
Other	—	—	18,000

Total the Americas	—	62,000	609,000

Asia Pacific (APAC)	—	8,000	146,000

Total external revenue	—	168,000	1,896,000

      No other individual country contributed more than 10% of revenue in any of the years reported.

Revenue by product (U.S. GAAP)
      Revenue by product is as follows:

	Year ended March 31,
	2005	2004	2003
	£’000	£’000	£’000

Optical networks	—	35,000	439,000
Access systems	—	50,000	493,000
Broadband routing and switching	—	9,000	142,000
Other network equipment	—	6,000	57,000

Network Equipment	—	100,000	1,131,000

Value-added services	—	33,000	373,000
Installation, commissioning and maintenance	—	35,000	370,000

Network Services	—	68,000	743,000

Total Core revenues	—	168,000	1,874,000
Capital businesses	—	—	22,000

Total external revenue	—	168,000	1,896,000

Long-lived assets
      Within capital employed, the balance sheet measure reviewed by the chief operating decision maker, the only long-lived assets included are property, plant and equipment and other non-current assets.
      Expenditure by sector on property, plant and equipment is as follows:

	Year ended March 31,
	2005	2004	2003
	£’000	£’000	£’000

Network Equipment	—	—	34,000
Network Services
Capital	—	—	1,000

Total	—	—	35,000
Discontinued operations	—	—	8,000

Total	—	—	43,000

      The geographical split of property, plant and equipment and goodwill and intangibles is as follows:

	Year ended March 31,
	2005	2004	2003
	£’000	£’000	£’000

United Kingdom	—	—	567,000
United States	—	—	249,000
Italy	—	—	48,000
Other	—	—	157,000

Total	—	—	1,021,000

      Long-lived assets within other countries are not individually material for any fiscal year presented.

11. Commitments and contingencies
Legal proceedings
      Under the M (2003) plc scheme of arrangement, any and all legal claims against M (2003) plc as at March 27, 2003, whether liquidated or unliquidated, or actual or contingent, were compromised. Therefore, there are no circumstances under which any of these claims will result in liability for M (2003) plc. Certain of these claims, however, may result in payments by the M (2003) plc scheme of arrangement. Where such a claim is pending or threatened and may have or has had in the recent past, including at least the 12 months immediately preceding the date of this prospectus, a significant effect on the financial position of the scheme as a whole, this is set out below. Where a liquidated sum is claimed, a de minimis figure of £5 million has been applied in determining which claims may have a significant effect. The figures given are the full amounts claimed by the claimants in each case, which may be much greater than the amounts the claimants realistically believe they can recover. We and our other former group companies intend to defend claims vigorously. While we believe that we have meritorious defenses, the duration and outcome of the litigation are not predictable at this point.
      The following represents the largest recent or outstanding claims made against us:

•	Marconi Corporation plc, M (2003) plc, Marconi Inc. and Marconi Data Systems Inc. are defendants in an action brought by a former employee, Thomas Edeus, or Edeus. The complaint asserts three causes of action; firstly that Edeus was unlawfully deprived of benefits to which he was entitled under Marconi Data Systems Inc’s United States severance plan; secondly for failure to provide Edeus with a summary plan description relating to the severance plan; and thirdly for age discrimination in employment. The plaintiff has purported to have made out claims in various specified amounts totaling over U.S.$901,000, some of which may be in the alternative, and also unspecified punitive damages, liquidated damages and front and back pay, making the impact of this claim on us and the former group difficult to assess. An answer and affirmative defenses have been filed on behalf of all defendants. On June 5, 2003, the court entered an order providing as follows: “Plaintiff having advised the court that one or more defendants’ [sic] are in Bankruptcy, this action is placed on the court’s [suspense] calendar pending disposition of the bankruptcy case. Plaintiff is directed to file a notice for hearing a motion to reinstate upon disposition of the bankruptcy proceedings.” Potential liabilities in respect of the claim against Marconi Corporation plc and M (2003) plc were compromised pursuant to our restructuring.

•	In April 2002, 11 former employees of Ten Square Inc. brought a claim against directors of their company for fraud in reducing their compensation package before liquidating the company and restarting it under a different name. The claim was for $2,160,050.91, plus $1 million in punitive damages for all plaintiffs (it is unclear if this was for each of the plaintiffs or in total). The plaintiffs alleged that M (2003) plc was a director of Ten Square Inc. although in fact M (2003) plc only had a right to appoint a director, a right M (2003) plc had not recently exercised. Marconi Ventures was also named as a plaintiff on September 9, 2002. The plaintiffs did not serve proceedings upon M (2003) plc and on October 24, 2002 an order for the dismissal of the claim against M (2003) plc was entered. However, M (2003) plc was named in the second amended complaint which was filed on December 24, 2002. M (2003) plc is aware of the action but has not served and is not yet a party to it. Potential liabilities in respect of the claim against M (2003) plc have been compromised pursuant to the M (2003) plc scheme of arrangement.
      We are not and have not been engaged in, nor, so far as we are aware, do we have pending or threatened by or against us, any legal or arbitration proceedings which may have or have had in period since March 27, 2003, a significant effect on our financial position as a whole.

Purchase commitments
      In the ordinary course of business the Company entered into contracts for capital expenditures as set out below:

	Capital expenditure commitments
	2005	2004	2003
	£’000	£’000	£’000

At March 31	—	—	4,000

Leases
      The Company leases certain facilities and equipment under operating leases, many of which contain renewal options and escalation clauses. Total rental expense for fiscal 2005 was £nil (2004, £nil and 2003, £34 million).
      At March 31, 2005, minimum future rental commitments under operating leases having non-cancelable lease terms in excess of one year are £nil (2004, £nil, 2003, £34 million)
14. Investments in affiliates
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
Summarized financial information for investment in affiliates is as follows:
      There are no assets or liabilities as at March 31, 2005 or March 31, 2004.

	March 31,
	2005	2004	2003
	£’000	£’000	£’000

Statement of operations data
Revenues	—	—	89
Operating (loss)/income	—	—	(74)
Net (loss)/income	—	—	(81)

15. Investment in securities
      During fiscal 2005, an impairment charge of £nil (2004, £nil, and 2003, £38 million) was recorded in the statement of operations related to declines in value of equity securities judged to be other than temporary.
      On May 19, 2003 the investment in securities were disposed of as part of the Financial Restructuring described in note 3. There were no equity securities as at March 31, 2005 or March 31, 2004.
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
      At the date of the Financial Restructuring, options outstanding under the majority of plans lapsed as the employees were no longer employed by a group company. For the remaining share options issued under variable plans, the compensation cost has been re-measured on the basis of a £nil value of M (2003) plc stock at March 31, 2004 because the Company’s shares were delisted as part of the restructuring. The full expense has been recognized in the current year rather than over the vesting period as the options are not expected to hold any future value.
Plans under which options were still outstanding in respect of the Company’s ordinary shares at March 31, 2005:
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
          The Marconi Long Term Incentive Plan
      Under the long term incentive plan (LTIP), participants could be granted performance-related awards entitling them, at the end of a three-year period, to be granted a right to call for a number of ordinary shares of the Company without payment based on corporate performance of the business in which they worked and of the Company as a whole over that period. The annual award was limited to a maximum value of 50% of base salary. Any right so granted would normally become exercisable in three equal tranches. The first tranche would become exercisable immediately, and the second and third tranches would normally become exercisable on the first and second anniversaries of the date of grant. All full-time employees of the Company, directors of the Company and executive directors of the Company were eligible to participate in the long-term incentive plan, at the discretion of the remuneration committee of the board of directors of the Company. No newly issued shares could be used to satisfy options under this plan. The Company applied variable plan accounting for grants under this plan and recognized compensation cost when achievement of the performance conditions became probable. No new shares were granted during the year and no charges were recorded. At March 31, 2003, 617,963 Company shares were outstanding.
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
      At May 19, 2003, the outstanding options lapsed due to the Financial Restructuring as a result of which the participants were no longer employees of the Company.

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
      At May 19, 2003, the outstanding options lapsed due to the Financial Restructuring as a result of which the participants were no longer employees of the Company.

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
      At May 19, 2003, the outstanding options lapsed due to the Financial Restructuring as a result of which the participants were no longer employees of the Company.

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
      At May 19, 2003, the outstanding options lapsed due to the Financial Restructuring as a result of which the participants were no longer employees of the Company.

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
      At May 19, 2003, the outstanding options lapsed due to the Financial Restructuring as a result of which the participants were no longer employees of the Company.

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
      At May 19, 2003, the outstanding options lapsed due to the Financial Restructuring as a result of which the participants were no longer employees of the Company.

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
      At May 19, 2003, the outstanding options lapsed due to the Financial Restructuring as a result of which the participants were no longer employees of the Company.

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
      At May 19, 2003, the outstanding options lapsed due to the Financial Restructuring as a result of which the participants were no longer employees of the Company.

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
      At May 19, 2003, the outstanding options lapsed due to the Financial Restructuring as a result of which the participants were no longer employees of the Company.

      Option activity under the non-savings related plans is as follows:

		Weighted
		average
	Number of	exercise
	shares	price

Outstanding March 31, 2003	197,121,951	3.24
Granted	—	—
Lapsed	(174,063,851)	3.61
Exercised	—	—

Outstanding March 31, 2004	23,058,100	0.43

Granted	—	—
Lapsed	—	—
Exercised	—	—

Outstanding March 31, 2005	23,058,100	0.43

      All options were granted with an exercise price equal to the market value of shares as of date of grant, with the exception of those granted for acquisitions and the LTIP as noted above.
      Of the total number of non-savings related options outstanding at March 31, 2005, none are expected to be exercised as the Company’s shares were delisted as part of the Financial Restructuring and there are no circumstances under which any value will be attributed to these share options. All options are considered to be anti-dilutive.
      Additional information regarding all options outstanding as of March 31, 2005 is noted in the table below:

				Total options
	Total options outstanding			exercisable
		Weighted average	Weighted		Weighted
Range of	Total	remaining	average		average
exercise	number	contractual life	exercise	Number	exercise
prices (£)	outstanding	(years)	price (£)	exercisable	price (£)

Nil	20,207,191	2.59	nil	617,963	nil
0.03 — 0.2	66,715	2.54	0.19	66,715	0.19
0.35 — 0.8	324,118	5.71	0.56	324,118	0.56
1.22 — 2.66	1,708,105	5.21	2.12	1,708,105	2.12
2.73 — 4.72	63,367	4.61	2.91	63,367	2.91
6.85 — 9.57	688,604	5.89	8.73	688,604	8.73
nil — 9.57	23,058,100	2.93	0.43	2,850,909	3.51
18. Fair values of financial instruments
      The carrying amounts and fair values of material financial instruments at March 31, 2005, and 2004 were £nil.
      The following methods and assumptions were used in estimating the fair values of financial instruments:

Equity forward contracts
      At March 31, 2003 the carrying value and fair value of the equity forward contracts was £158 million. As a result of the Financial Restructuring, which was concluded on May 19, 2003, an agreement was reached and these equity forward contracts were settled for £35 million. See note 2, Summary of significant accounting policies, for further discussion of these equity forward contracts.

19. Valuation and qualifying accounts

			Net effect of	Effect of
	March 31,	Additions/	acquisitions	exchange rate		March 31,
	2004	(release)	less disposals	changes	Utilization	2005
Description	£	£	£	£	£	£

Allowance for doubtful accounts	—	—	—	—	—	—
Warranty reserve*	—	—	—	—	—	—
Total	—	—	—	—	—	—

			Net effect of	Effect of
	March 31,	Additions/	acquisitions	exchange rate		March 31,
	2003	(release)	less disposals	changes	Utilization	2004
Description	£	£	£	£	£	£

Allowance for doubtful accounts	78,000	(2,000)	(76,000)	—	—	—
Warranty reserve*	43,000	2,000	(43,000)	—	(2,000)	—

Total	121,000	—	(119,000)	—	(2,000)	—

				Effect of
	March 31,	Additions/		exchange rate		March 31,
	2002	(release)		changes	Utilization	2003
Description	£	£		£	£	£

Allowance for doubtful accounts	167,000	(10,000)		(7,000)	(72,000)	78,000
Warranty reserve*	29,000	49,000	(1)	(1,000)	(34,000)	43,000

Total	196,000	39,000		(8,000)	(106,000)	121,000

(1)	The addition of £49 million in fiscal 2003 includes a £12 million change in liability in respect of the estimated pre-existing warranties at April 1, 2002.
      In light of the declining market and economic trends the Company was experiencing, a provision against bad and doubtful debts of £150 million was charged during fiscal 2002. Of this amount, £10 million was reassessed and released to the profit and loss account in fiscal 2003.

20. Earnings per share
      The following table reconciles net (loss)/income available for ordinary shareholders and the weighted average ordinary shares outstanding for basic and diluted earnings per ordinary share for the periods:

	March 31,
	2005	2004	2003
	£’000	£’000	£’000

Net (loss)/income	(1,108)	2,276,000	(807,000)
Basic (loss)/earnings per ordinary share:
Weighted average ordinary shares outstanding	2,793.0	2,793.0	2,792.6
Basic (loss)/earnings per ordinary share	—	0.92	(0.29)
Diluted (loss)/earnings per ordinary share:
Weighted average ordinary shares outstanding	2,793.0	2,793.0	2,792.6
Effect of dilutive options	—	—	—
	2,793.0	2,793.0	2,792.6
Diluted (loss)/earnings per ordinary share	—	0.92	(0.29)
      For the fiscal years ended March 31, 2005, 2004 and 2003, the effect of share options is anti-dilutive and has therefore been excluded from the calculation of diluted weighted average number of shares.
21. Income taxes
      The geographic analysis of income /(loss) from continuing operations before income taxes, minority interests and cumulative changes in accounting principles is as follows:

	March 31,
	2005	2004	2003
	£’000	£’000	£’000

United Kingdom	(923)	2,304,000	(673,000)
Non-United Kingdom	—	(27,000)	(230,000)

Total	(923)	2,277,000	(903,000)

      Income tax benefit/(provision) includes:

	March 31,
	2005	2004	2003
	£’000	£’000	£’000

Current income taxes
United Kingdom	(185)	—	155,000
Non-United Kingdom	—	(1,000)	32,000

Total current taxes	(185)	(1,000)	187,000

Deferred income taxes
United Kingdom	—	—	29,000
Non-United Kingdom	—	—	(7,000)

Total deferred taxes	—	—	22,000

Total income taxes	(185)	(1,000)	209,000

      The differences between the Company’s tax on profit on ordinary activities, and the statutory income tax rate in the United Kingdom are as follows:

	March 31,
	2005	2004	2003
	£’000	£’000	£’000

Taxes computed at the statutory rate: (30% 2005, 2004 and 2003)	(277)	683,000	(271)
Non-deductible intangible amortization and impairment charge	—	—
Non-U.K. tax rate differences	—	—	(9)
Non-deductible/(non-taxable) items	462	(682,000)	(30)
Changes in reinvestment position	—	—
Valuation allowances on losses and other assets	—	—	38
Other, net	—	—	3

Income tax (benefit)/provision	185	1,000	(209)

Effective tax rate	20%	0%	23.1%
      All deferred tax assets or liabilities were eliminated when the assets, liabilities and businesses to which they relate were disposed as part of the Financial Restructuring of May 19, 2003.
      The Financial Restructuring was implemented by way of two separate schemes of arrangement under section 425 of the U.K. Companies Act 1985. As a result, the gain on disposal described in note 3 will not give rise to any taxable amounts.
      The tax on discontinued operations and on the disposal of discontinued operations is £nil.

22.	Related party transactions
      The Company and its subsidiaries have had no related party transaction during the fiscal year 2005. The Company and its subsidiaries had sales and purchases during the year with equity investments, joint ventures and associates, which are not consolidated, during fiscal 2004 and 2003. All transactions are in the ordinary course of business. The primary transactions between the Company and related parties are summarized as follows:

	Year ended
	March 31, 2004
	MMFG(1)	Other
	£’000	£’000

Statement of operations:
Net sales	—	4,000

	Year ended
	March 31, 2003
	MMFG(1)	Other
	£’000	£’000

Statement of operations:
Net sales	—	30,000
Balance sheet:
Trade receivables	—	26,000
Trade payables	—	9,000

(1)	MMFG — Marconi Medical Financial Group (formerly known as Picker Financial)

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

23.	Subsidiary company and equity investee information
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

      The undertakings in which the Company’s interest at March 31, 2005 of more than 20% are as follows:

			Class and
			percentage
	Country of	Principal	of ordinary
Undertakings	incorporation	activity	shares held

Ancrane	England and Wales	Non trading	100%
M Ansty Limited	England and Wales	Dormant	100%
M Nominees Limited	England and Wales	Dormant	100%
Photoniqa Limited	England and Wales	Dormant	100%
Yeslink Unlimited*	England and Wales	Dormant	100%

*	Yeslink Unlimited is a subsidiary of Photoniqa Limited.
      All other subsidiary undertakings were disposed of as part of the Financial Restructuring on May 19, 2003 described in note 3.