Form 20-F
period 2006-03-31
M 2003 PLC
filed 2006-09-29
CIK 1122133

As filed with the Securities and Exchange Commission on September 29, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2006
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
None

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2006:
2,793,011,951 Ordinary Shares of 5p each
        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES ☐                  NO ☑
        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
YES ☐                  NO ☑
        Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES ☑                  NO ☐
        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filers and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐                Accelerated filer ☐                Non-accelerated filer ☑
        Indicate by check mark which financial statement item the registrant has elected to follow.
ITEM 17 ☐                  ITEM 18 ☑
        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES ☐                  NO ☑
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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
      On May 19, 2003, M (2003) plc (then known as Marconi plc) and Marconi Corporation plc (now known as telent plc) concluded the financial restructuring of the Marconi group. The financial restructuring was effected through separate schemes of arrangement under the U.K. Companies Act 1985 for each of M (2003) plc and Marconi Corporation plc. As a result of the restructuring, the shares that M (2003) plc held in Marconi Corporation plc were cancelled. Marconi Corporation plc became the new parent holding company of the Marconi group and M (2003) plc ceased to be a member of the Marconi group. On October 21, 2003, Marconi plc changed its name to M (2003) plc. M (2003) plc no longer conducts any business and does not intend to revive any business operations. In this annual report, the terms “we”, “us”, “our” and “the Company” refer to M (2003) plc and, prior to May 19, 2003, its subsidiaries and joint ventures, as the context requires.
      Under the terms of the M (2003) plc scheme of arrangement, all of our assets, other than those necessary to fund the administration of the scheme and the Company will be distributed to scheme creditors in accordance with the scheme of arrangement. While M (2003) plc shares, and ADRs representing M (2003) plc shares, remain outstanding following the effectiveness of the financial restructuring, the Directors believe that there will be no circumstances under which any value will be returned to shareholders of M (2003) plc. As that is the case, the Directors believe M (2003) plc shares and ADRs are worthless.
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
      Our fiscal year ends on March 31. Unless otherwise specified, all references in this annual report to our fiscal year refer to a twelve-month financial period ending March 31. For example, fiscal 2006 represents the fiscal year beginning on April 1, 2005 and ending on March 31, 2006.
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
Item 2: Offer Statistics and Expected Timetable
      This item is not applicable.
Item 3: Key Information
SELECTED CONSOLIDATED FINANCIAL DATA
      The selected historical consolidated financial information presented below as at and for each of the five years ended March 31, 2002 through 2006, has been derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP.
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

SELECTED CONSOLIDATED FINANCIAL DATA — (continued)

	2006	2005	2004	2003	2002
	£000	£000	£000	£000	£000

STATEMENT OF OPERATIONS DATA:
Revenues
Network Equipment	—	—	100,000	1,131,000	1,812,000
Network Services	—	—	68,000	743,000	969,000
Other	—	—	—	22,000	465,000

Total	—	—	168,000	1,896,000	3,246,000

Operating loss(1)	(622)	(1,284)	(58,000)	(608)	(6,392)
Other income/(expense), net(2)	327	361	2,335,000	(295)	23
Income/(loss) from continuing operations before income taxes, minority interest and cumulative effect of changes in accounting principles	(295)	(923)	2,277,000	(903)	(6,369)
Income/(loss) from continuing operations before cumulative effects of changes in accounting principles	(259)	(1,108)	2,276,000	(756)	(6,094)
Cumulative effects of changes in accounting principles(3)	—	—	—	—	(240)
Net income/(loss)	(259)	(1,108)	2,276,000	(807)	(6,150)
Cash dividends declared per common share
£ per share	—	—	—	—	—
$ equivalent per share	—	—	—	—	—
BALANCE SHEET DATA:
Total assets	7,687	8,266	8,961	3,111	4,925
Net assets/(liabilities)	7,593	7,852	8,960	(2,500)	(1,493)
Capital stock	799,000	799,000	799,000	1,220	1,203
Shares issued and outstanding (thousands)	2,793,011	2,793,011	2,793,011	2,793,011	2,793,011
Notes:

(1)	For fiscal 2002, operating loss is reflected after business restructuring and asset impairment charges of £5,319 million.

(2)	For fiscal 2006 and 2005, other income is entirely comprised of bank interest. For fiscal 2004, other income includes a gain on financial restructuring of £2,183 million and a gain on settlement of equity forward contracts of £123 million. For fiscal 2002, other income includes a gain on early retirement of debt of £166 million which was previously shown as extraordinary income. This reclassification was made on adoption of SFAS 145, Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.

(3)	We adopted EITF 00-19, Accounting for Derivative Instruments Indexed to, and Potentially Settled in, the Company’s Own Stock, in fiscal 2002. The value of such instruments, as of the implementation date, was recorded as a cumulative effect of a change in accounting principles of £240 million in fiscal 2002.

EXCHANGE RATE INFORMATION
      The Noon Buying Rate for pounds sterling expressed in U.S. dollars per pounds sterling on September 26, 2006 was £1.00 = U.S.$1.8954.
      The following table sets forth the high and low noon buying rate for pounds sterling expressed in U.S. dollars per pound sterling for each of the previous six months:

2006	High	Low

April	1.8220	1.7389
May	1.8911	1.8286
June	1.8817	1.8108
July	1.8685	1.8203
August	1.9102	1.8711
September (through September 26)	1.9050	1.8630
      The following table sets forth the average noon buying rate for pounds sterling expressed in U.S. dollars per pound sterling for each of the five most recent fiscal years, based on the noon buying rate on the last business day of each month.

Fiscal Year Ended March 31,	Average

2002	1.4320
2003	1.5541
2004	1.8400
2005	1.8506
2006	1.7795
RISK FACTORS
      As a result of our financial restructuring, we have ceased business operations and shall distribute our remaining assets to our creditors.
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
      Under the terms of the M (2003) plc scheme of arrangement, all of our assets, other than those necessary to fund the administration of the scheme and the Company, will be distributed to scheme creditors in accordance with the scheme of arrangement. While M (2003) plc shares, and ADRs representing M (2003) plc shares, remain outstanding following the effectiveness of the financial restructuring, the Directors believe that there will be no circumstances under which any value will be returned to shareholders of M (2003) plc. As that is the case, the Directors believe M (2003) plc shares and ADRs are worthless.
      On September 25, 2006, a meeting of the Company’s creditors considered and approved an amended scheme of arrangement for the Company. Subject to approval by the High Court at a hearing which is expected to take place on or around October 3, 2006, the directors intend to propose a special resolution to the Company’s shareholders at an Extraordinary General Meeting, to be held on October 27, 2006 (the same day as the 2006 Annual General Meeting), to put the Company into Members’ Voluntary Liquidation. A separate letter explaining this proposal in greater detail will be issued to shareholders.

      The accounts will be prepared on a liquidation basis once the liquidation of the Company has been approved by the shareholders. Management believes the only adjustment necessary to prepare the accounts on a liquidation basis is the recognition of an additional liability of £7,593,000 for the costs associated with liquidating the company in accordance with the Scheme of Arrangement which was effective on May 19, 2003.

Item 4: Information on the Company
HISTORY AND DEVELOPMENT OF THE COMPANY
      M (2003) plc, formerly Marconi plc, is a public limited company incorporated and domiciled in England and Wales and operating under the U.K. Companies Act 1985. M (2003) plc was incorporated as a public limited company in England in 1999. The address and telephone number of its registered office are 8 Salisbury Square, London EC4Y 8BB, United Kingdom and +44 (0)24 7656 3704.
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
      In connection with the financial restructuring, our ordinary shares were delisted from the London Stock Exchange. Under the terms of the M (2003) plc scheme of arrangement, all of our assets, other than those necessary to fund the administration of the scheme and the Company, will be distributed to scheme creditors in accordance with the scheme of arrangement. While M (2003) plc shares, and ADRs representing M (2003) plc shares, remain outstanding following the effectiveness of the financial restructuring, the Directors believe that there will be no circumstances under which any value will be returned to shareholders of M (2003) plc. As that is the case, the Directors believe M (2003) plc shares and ADRs are worthless.
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
      On September 25, 2006, a meeting of the Company’s creditors considered and approved an amended scheme of arrangement for the Company. Subject to approval by the High Court at a hearing which is expected to take place on or around October 3, 2006, the directors intend to propose a special resolution to the Company’s shareholders at an Extraordinary General Meeting, to be held on October 27, 2006 (the same day as the 2006 Annual General Meeting), to put the Company into Members’ Voluntary Liquidation. A separate letter explaining this proposal in greater detail will be issued to shareholders.
      The accounts will be prepared on a liquidation basis once the liquidation of the Company has been approved by the shareholders. Management believes the only adjustment necessary to prepare the accounts on a liquidation basis is the recognition of an additional liability of £7,593,000 for the costs associated with liquidating the company in accordance with the Scheme of Arrangement which was effective on May 19, 2003.
BUSINESS OVERVIEW
      Until the effectiveness on May 19, 2003 of the schemes of arrangement of M (2003) plc and Marconi Corporation plc, M (2003) plc was the parent company of Marconi Corporation plc and its subsidiaries, which operated the business then conducted by the Marconi group. As a result of the effectiveness of the M (2003) plc and Marconi Corporation plc schemes of arrangement, we ceased to be a member of the Marconi group and ceased our business operations. The business of the Marconi group continues to be operated by Marconi Corporation plc, the current parent holding company of the Marconi group, and its subsidiaries.
      As a consequence of the schemes of arrangement, we no longer conduct any business, and we do not intend to revive any business operations.
PROPERTY, PLANT AND EQUIPMENT
      Our registered office is located at 8 Salisbury Square, London EC4Y 8BB, United Kingdom. We currently have no property, plant or equipment.

Item 5: Operating and Financial Review and Prospects
      On May 19, 2003, the Marconi group concluded its financial restructuring, which was effected through two separate schemes of arrangement under the U.K. Companies Act 1985. As a result of the restructuring, we ceased to be a member of the Marconi group and ceased business operations. See the additional discussion of our financial restructuring in “History and Development of the Company — Financial Restructuring”. Because the financial restructuring occurred approximately seven weeks into fiscal 2004, and because we ceased business operations thereafter, any discussion of our results or of specific financial statement line items between fiscal 2005 and fiscal 2004 is not meaningful. For fiscal 2005 and 2006, other income represents bank interest. Tax charges/credits include adjustments for non-deductible expenses and under/over provisions in previous years.
      In connection with the financial restructuring of the Marconi group, the shares that M (2003) plc held in Marconi Corporation plc were cancelled, and M (2003) plc divested fully of its interests in the Marconi group for nil proceeds. This resulted in a gain of £3,281 million on the transfer of ownership of the Marconi group being equivalent to its consolidated net liabilities. On the same date the scheme of arrangement of Marconi Corporation plc came into effect resulting in an £804 million receivable from the Marconi group being waived by M (2003) plc and its subsidiary undertakings reducing the net gain to £2,477 million. This was accounted for in fiscal 2004 by a gain of £2,183 million recorded in the consolidated statement of operations within other income and a credit of £294 million recorded in the consolidated statement of shareholders’ equity relating principally to the minimum pension liability.
      Expenses incurred by the Scheme Supervisors in the administration of the scheme post May 19, 2003 through March 31, 2004 were approximately £0.3 million. Expenses incurred by the Scheme Supervisors were approximately £1.3 million in fiscal 2005 and approximately £0.6 million in fiscal 2006.
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
      At March 31, 2006, our cash and cash equivalents totaled approximately £7.4 million, as compared to £8 million at March 31, 2005. All of our debts were compromised at the time of the financial restructuring of the Marconi group, and we have incurred no new debt since that time.
      As at March 31, 2006, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.
      We have no contractual obligations of the type requiring tabular disclosure under Item 5.F.

Item 6: Directors, Senior Management and Employees
DIRECTORS AND SENIOR MANAGEMENT
Directors
      The current members of our board of directors are:

Name	Age	Title

John Jameson White	68	Chairman
Christopher James Shaw	53	Director
Richard Anthony Robinson	58	Director
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
      Richard Anthony Robinson was appointed to our board of directors in September 2003. He is a Chartered Accountant and is currently working as a consultant. Previously he held various finance appointments within Marconi Corporation plc (previously The General Electric Company, p.l.c.) between 1987 to 1991 and from 1993 to 2003, latterly as VP — Corporate Finance. He spent 2 years working for Guinness PLC between 1991 and 1993. He is also a Director of Plessey Holdings Ltd and Torro Advisors Ltd.
Executive Officers
      Kevin David Smith was appointed company secretary in August 2003. Mr. Smith is a chartered secretary and was previously company secretary at Kalamazoo Computer Group plc.
COMPENSATION
      The names of our current directors appear in the table at the beginning of this section. The following table shows emoluments paid or payable to all directors of the Company as a group for the period to March 31, 2006.

	2006	2005
	£’000	£’000

Directors’ emoluments	37	37
      The aggregate of emoluments of the highest paid director was £20,587 in fiscal 2006 (fiscal 2005: £23,834). None of the directors received any compensation in fiscal 2006 in respect of any pension or defined benefit scheme.

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
      The periods during which the current directors have served are given above, in “— Directors and Senior Management”. The current terms of office of Christopher James Shaw and Richard Anthony Robinson will expire on December 31, 2006, subject to extension by agreement among the directors. John Jameson White will retire from his directorship at the Annual General Meeting on October 27, 2006, as required under the Company’s Articles of Association, but is standing for reappointment. If Mr. White is reappointed as a director, his term of office will also expire on December 31, 2006, subject to extension by agreement among the directors. The directors’ service contracts provide that upon termination, the directors are not entitled to any fee, compensation or other payment in respect of the period after the termination date.
EMPLOYEES
      All of our former employees were transferred to Marconi Corporation plc as a result of our restructuring on May 19, 2003. The company currently has no employees.
SHARE OWNERSHIP
      The following table shows the interests of directors in ordinary shares of 5 pence each in M (2003) plc:

	On			At March 31,
	Appointment	Acquired	Disposed	2006

R A Robinson	11,442	nil	nil	11,442
C J Shaw	nil	nil	nil	nil
J J White	nil	nil	nil	nil

      R A Robinson had the following interests in share options as a result of his previous employment within the Marconi group. There are no circumstances under which any value will be attributable to these share options:

	On				At March 31,
Plan	Appointment	Granted	Exercised	Lapsed	2006

The Marconi Launch Plan	1,000	nil	nil	nil	1,000
The Marconi Long Term Incentive Plan	15,164	nil	nil	nil	15,164
Total	16,164	nil	nil	nil	16,164

Item 7: Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS
      Trading in our shares on the London Stock Exchange ceased on May 16, 2003, and our shares were subsequently delisted.

      As at September 19, 2006, there were 746 registered holders of our American depositary receipts. Each ADR issued represents two ordinary shares. Of these registered ADR holders, 718 have addresses in the United States. One of the registered ADR holders is The Depository Trust Company, which represents the total number of ADRs held in book-entry form. The ADR holders collectively held 98,775,469 ADRs, or approximately 7.1% of our total issued share capital as at September 18, 2006.
      To our knowledge, there are no holders of 5% or more of the ordinary shares in M (2003) plc as at September 28, 2006.
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
SIGNIFICANT CHANGES
      On September 25, 2006, a meeting of the Company’s creditors considered and approved an amended scheme of arrangement for the Company. Subject to approval by the High Court at a hearing which is expected to take place on or around October 3, 2006, the directors intend to propose a special resolution to the Company’s shareholders at an Extraordinary General Meeting, to be held on October 27, 2006 (the same day as the 2006 Annual General Meeting), to put the Company into Members’ Voluntary Liquidation. A separate letter explaining this proposal in greater detail will be issued to shareholders.
      The accounts will be prepared on a liquidation basis once the liquidation of the Company has been approved by the shareholders. Management believes the only adjustment necessary to prepare the accounts on a liquidation basis is the recognition of an additional liability of £7,593,000 for the costs associated with liquidating the company in accordance with the Scheme of Arrangement which was effective on May 19, 2003.

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

	London Stock
	Exchange				ADRs
	(Sterling pence)				(US dollars)
	High		Low		High	Low

Fiscal Year
April 1, 2001 to March 31, 2002	424.00		6.25		12.85	0.18
April 1, 2002 to March 31, 2003	12.55		1.27		0.44	0.04
April 1, 2003 to March 31, 2004	1.80	(*)	0.60	(*)	0.18	0.03
April 1, 2004 to March 31, 2005	—		—		0.08	0.00
April 1, 2005 to March 31, 2006	—		—		0.01	0.00
Fiscal Quarter
April 1, 2004 to June 30, 2004	—		—		0.08	0.01
July 1, 2004 to September 30, 2004	—		—		0.02	0.01
October 1, 2004 to December 31, 2004	—		—		0.05	0.00
January 1, 2005 to March 31, 2005	—		—		0.01	0.00
April 1, 2005 to June 30, 2005	—		—		0.00	0.00
July 1, 2005 to September 30, 2005	—		—		0.00	0.00
October 1, 2005 to December 31, 2005	—		—		0.00	0.00
January 1, 2006 to March 31, 2006	—		—		0.01	0.00
Month
April 2006	—		—		0.01	0.00
May 2006	—		—		0.00	0.00
June 2006	—		—		0.00	0.00
July 2006	—		—		0.00	0.00
August 2006	—		—		0.00	0.00
September 2006 (through September 19)	—		—		0.00	0.00

*	To May 16, 2003, which was the last day of dealings in M (2003) plc shares
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
TAXATION
      Prospective and existing holders of our shares or of ADRs representing our shares should be aware that the Directors believe that there will be no circumstances under which any additional value will be returned to shareholders of M (2003) plc.
United States Federal Income Taxation
      The following summary describes material U.S. federal income tax consequences that may be relevant to the acquisition, ownership and disposition of our ordinary shares and/or ADRs. This summary addresses only U.S. federal income tax considerations for holders that hold our ordinary shares and/or ADRs as capital assets. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire or dispose of our ordinary shares and/or ADRs. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following: (a) financial institutions; (b) insurance companies; (c) dealers or traders in securities, currencies or notional principal contracts; (d) tax-exempt entities; (e) persons that will hold our ordinary shares and/or ADRs as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. federal income tax purposes; (f) persons that have a “functional currency” other than the U.S. dollar; (g) persons that own (or are deemed to own) 10% or more (by voting power) of our share capital; (h) regulated investment companies; (i) persons who hold our ordinary shares and/or ADRs through partnerships or other pass-through entities; (j) real estate investment trusts; and (k) S corporations. Further, this summary does not address alternative minimum tax consequences.
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

Sale or Other Disposition of M (2003) plc Shares and/or ADRs
      Subject to the discussion “— Passive Foreign Investment Company Considerations”, a U.S. holder will generally recognize a gain or loss for U.S. federal income tax purposes upon the sale or exchange of our ordinary shares and/or ADRs in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis in those ordinary shares or ADRs, as the case may be. That gain or loss will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for individuals, trusts or estates) if our ordinary shares or ADRs, as appropriate, were held for more than one year. Any such gain or loss would generally be treated as from sources within the United States. The deductibility of capital losses is subject to significant limitations.
      Deposits and withdrawals of ordinary shares by holders in exchange for ADRs will not result in the realization of gain or loss for United States federal income tax purposes.
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
      Based on our current assets it is likely that we were characterized as a PFIC for U.S. federal income tax purposes for the taxable year ended 31 March, 2006. Because this is a factual determination made annually at the end of the taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC in any year, special, possibly materially adverse, consequences would, as discussed below, result for U.S. holders.
      If we are a PFIC in any year during which a U.S. holder owns our ordinary shares and/or ADRs the U.S. holder will be subject to additional taxes on any gain realized from the sale or other disposition of our ordinary shares and/or ADRs (whether or not we continue to be a PFIC).
      Some of the rules with respect to dispositions described above may be avoided if a U.S. holder makes a valid “mark-to-market” election. A mark-to-market election is only available however to U.S. holders in any tax year that the PFIC stock is considered “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. Our stock is not currently traded on a “qualified exchange” and we do not expect it to be in the future. PFIC stock is “regularly traded” if, among other requirements, it is traded on at least 15 days during each calendar quarter. Prospective holders should consult their own tax advisers as to whether our ordinary shares and/or ADRs would qualify for the mark-to-market election and whether such election is advisable.
      The foregoing rules with respect to dispositions may be avoided if a U.S. holder is eligible for and timely makes a valid “QEF election” (in which case the U.S. holder would be required to include in income on a current basis its pro rata share of our ordinary income and net capital gains). In order to be able to make the QEF election, we would be required to provide a U.S. holder with certain information. We may decide not to provide the required information.
      Each U.S. holder of our ordinary shares and/or ADRs must make an annual return on IRS Form 8621, reporting gains realized with respect to each PFIC in which it holds a direct or indirect interest.
      Holders are urged to consult their own tax advisers regarding whether an investment in our ordinary shares or ADRs will be treated as an investment in PFIC stock and the consequences of an investment in a PFIC.
Backup Withholding and Information Reporting
      Backup withholding and information reporting requirements may apply to the proceeds of a sale or redemption of our ordinary shares or ADRs. We, our agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a maximum rate of 28% of such payment if the U.S. holder fails (a) to furnish the U.S. holder’s taxpayer identification number, (b) to certify that the U.S. holder is not subject to backup withholding or (c) to otherwise comply with the applicable requirements of the backup withholding rules. The backup withholding rate may be subject to change each year. Certain U.S. holders, including, among others, corporations, are not subject to the backup withholding and information reporting requirements. Non-U.S. holders who hold our ordinary shares or ADRs through a U.S. broker or agent or through the U.S. office of a non-U.S. broker or agent may be required to comply with applicable certification procedures to establish that they are not U.S. holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder generally may be claimed as a credit against such holder’s U.S. federal income tax liability provided that the required information is furnished timely to the IRS.

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
      This summary is based on current U.K. law and H.M. Revenue & Customs (HMRC) practice at the date hereof. A U.S. holder’s tax position could be affected, depending on the circumstances, by the terms of the double tax treaty concluded between the governments of the U.S. and the U.K. on July 24, 2001 and amended by a protocol agreed on July 12, 2002 and which came into force on March 31, 2003 (the Treaty). If you are in doubt as to whether you are entitled to benefits under the Treaty, you should consult your own tax advisers.
      This summary is not intended to be comprehensive, and prospective holders of our ordinary shares and ADRs are recommended to consult their professional advisers to determine their tax position.

Taxation of capital gains
      A U.S. holder who is not resident, and in the case of an individual also not ordinarily resident, in the U.K. for U.K. tax purposes will not be liable for U.K. taxation on capital gains realized on the disposal of his or her shares or ADRs unless at the time of the disposal:

•	the U.S. holder carries on a trade, profession or vocation in the U.K. through a permanent establishment; and

•	the shares or ADRs are or have been used, held or acquired for the purposes of the trade, profession, vocation or permanent establishment.
      A U.S. holder who is an individual and who has ceased to be resident or ordinarily resident for tax purposes in the U.K. on or after March 17, 1998 and continues not to be resident or ordinarily resident in the U.K. for a period of less than five years of assessment and who disposes of his shares or ADRs during that period may also be liable on his return to the U.K. to U.K. tax on capital gains, subject to any available exemption or relief, even though he is not resident or ordinarily resident in the U.K. at the time of the disposal. There are special rules for individuals who leave the U.K. part way through a year of assessment. These rules also apply to an individual who is resident or ordinarily resident in the U.K. but falls to be regarded as resident outside the U.K. for the purposes of any double tax treaty (a Treaty Non-Resident) and who becomes Treaty Non-Resident on or after March 16, 2005.
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
DOCUMENTS ON DISPLAY
      We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports and other information with the Securities and Exchange Commission. You may read and copy all or any portion of the reports and their exhibits at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, NE, Washington, D.C. 20549. Copies of such material may also be obtained at prescribed rates by writing to the Office of Public Reference of the Securities and Exchange Commission at 100 F Street, NE, Washington, D.C., 20549. You may obtain more information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site that contains reports and information about issuers, like us, who file electronically with the SEC. The address of that web site is www.sec.gov.

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
Item 15: Controls and Procedures
      Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness and design and operation of our disclosure controls and procedures as of March 31, 2006. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of that date. Since the date of the evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect the controls. Therefore, no corrective actions were taken.
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
Item 16C: Principal Accountant Fees and Services
      Audit and audit-related fees consist of professional services rendered by our principal accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively “Deloitte & Touche”) for the audits of the consolidated financial statements of the Company, statutory audits, income tax provision procedures and other work in connection with documents filed with the SEC. Our audit and audit related fees were £38,000 in fiscal 2006 (2005: £35,000). Tax fees charged by Deloitte & Touche were £nil for each of fiscal 2006 and fiscal 2005, and fees for other services were £nil in each of fiscal 2006 and fiscal 2005. All services performed by the auditors are pre-approved by the Company’s audit committee, in accordance with the committee’s auditors’ independence policy.
Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers
      During fiscal 2006, neither we nor any “affiliated purchaser” made any purchases of any class of our equity securities that is registered pursuant to section 12 of the Exchange Act.

PART III
Item 17: Financial Statements
      Financial statements are being furnished pursuant to the instructions of Item 18 of Form 20-F.
Item 18: Financial Statements
      M (2003) plc is furnishing consolidated financial statements beginning at page F-l.
Item 19: Exhibits

1	.1**	Memorandum and Articles of Association of M (2003) plc
2	.1†	Specimen ordinary share certificate of M (2003) plc
2.2		Deposit Agreement dated as of September 6, 2000 between M (2003) plc and The Bank of New York, as depositary, and Owners and beneficial holders of American Depositary Receipts
2.3		American Depositary Receipt of M (2003) plc (included in Exhibit 2.2)
2	.4††	Marconi Corporation plc and M (2003) plc’s Proposals in Relation to Schemes of Arrangement under Section 425 of the UK Companies Act 1985, dated March 31, 2003 between Marconi Corporation plc, M (2003) plc and their respective scheme creditors.
12	.1*	Certification required by Rule 13a-14(a) or Rule 15d-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12	.2*	Certification required by Rule 13a-14(a) or Rule 15d-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	.1*	Certification pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed with this annual report.

**	Incorporated by reference to the Annual Report on Form 20-F (File No. 0-30294) filed with the SEC on September 28, 2001.

†	Incorporated by reference to the Registration Statement on Form 20-F (File No. 0-30924) filed with the SEC on September 5, 2000.

††	Incorporated by reference to the Report under cover of Form 6-K (File No. 0-30924) furnished to the SEC on March 31, 2003.

SIGNATURES
      The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

M (2003) plc

By:	/s/ Kevin David Smith

Name: Kevin David Smith
Title: Company Secretary
Date: September 28, 2006

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
M (2003) plc and subsidiaries
Consolidated financial statements as of March 31, 2006 and 2005 and for the three years ended March 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the board of directors and shareholders of M (2003) plc:
      We have audited the accompanying consolidated balance sheets of M (2003) plc and its subsidiaries and joint ventures (together the “Company”) as of March 31, 2006 and 2005 and the related consolidated statements of operations, cash flows, other comprehensive income/(loss), and shareholders’ equity for each of the three fiscal years in the period ended March 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
      In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
      Our audits also comprehended the translations of certain pounds sterling amounts into US Dollars and, in our opinion, such translations have been made in conformity with the basis described in note 2. Such US Dollar amounts are presented solely for the convenience of readers in the United States of America.
Deloitte & Touche LLP
Birmingham, England
September 29, 2006

M (2003) plc and subsidiaries
CONSOLIDATED BALANCE SHEETS

	March 31,
	2006	2006	2005
	U.S.$’000	£’000	£’000

ASSETS
Current assets
Cash and cash equivalents	12,741	7,365	8,130
Prepaid expenses and other current assets	557	322	136

Total current assets	13,298	7,687	8,266

TOTAL ASSETS	13,298	7,687	8,266

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other current liabilities	162	94	414

Total current liabilities	162	94	414

Shareholders’ equity/(deficit)
Ordinary shares, £0.05 par value;
Authorized: 6,000,000,000 shares in 2006 and 2005;
Issued and outstanding: 2,793,011,951 shares in 2006 and 2005	241,596	139,651	139,651
Additional paid-in capital	1,140,674	659,349	659,349
Accumulated deficit	(1,369,134)	(791,407)	(791,148)

Total shareholders’ equity	13,136	7,593	7,852

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	13,298	7,687	8,266

See notes to consolidated financial statements.

M (2003) plc and subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended March 31,
	2006	2006	2005	2004
	U.S.$’000	£’000	£’000	£’000

Revenue:
Network equipment	—	—	—	100,000
Network services		—	—	68,000

Total Revenue	—	—	—	168,000
Direct costs	—	—	—	138,000

Gross margin	—	—	—	30,000
Operating expenses:
Selling, general and administrative	1,076	622	1,284	49,000
Research and development	—	—	—	31,000
Amortization of goodwill and intangibles	—	—	—	6,000
Business restructuring charges	—	—	—	2,000

Total operating expenses	1,076	622	1,284	88,000
Operating loss	(1,076)	(622)	(1,284)	(58,000)
Other income:
Gain on financial restructuring	—	—	—	2,183,000
Gain on settlement of equity forward contracts	—	—	—	123,000
Interest income	576	333	361	29,000
Interest expense	(10)	(6)	—	—

Income/(loss) before income taxes	(510)	(295)	(923)	2,277,000

Income tax (charge)/credit	62	36	(185)	(1,000)

Net income/(loss)	(448)	(259)	(1,108)	2,276,000

Earnings per share — basic
Net income/(loss)	—	—	—	0.92
Earnings per share — diluted
Net income/(loss)	—	—	—	0.92
See notes to consolidated financial statements.

M (2003) plc and subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal year ended March 31,
	2006	2006	2005	2004
	U.S.$’000	£’000	£’000	£’000

Cash flows from operating activities:
Net income/(loss)	(448)	(259)	(1,108)	2,276,000
Cash paid on settlement of equity forward contracts	—	—	—	(35,000)
Gain on financial restructuring	—	—	—	(2,183,000)
Gain on settlement of equity forward contracts	—	—	—	(123,000)
Stock compensation	—	—	—	9,000
Depreciation and amortization	—	—	—	16,000
Cash paid for restructuring	—	—	—	(20,000)
Net operating cash flow provided by discontinued operations	—	—	—	2,000
Changes in operating assets and liabilities, net of the effect of acquisitions:
Accounts receivable	(322)	(186)	(46)	100,000
Inventories	—	—	—	1,000
Accounts payable	—	—	—	(26,000)
Accrued expenses and other liabilities	(553)	(320)	284	(29,000)

Net cash used in operating activities	(1,323)	(765)	(870)	(12,000)

See notes to consolidated financial statements.

	Fiscal year ended March 31,
	2006	2006	2005	2004
	U.S.$’000	£’000	£’000	£’000

Cash flows from investing activities:
Maturities and sales of debt and marketable equity securities	—	—	—	(209,000)
Purchases of property, plant and equipment	—	—	—	(5,000)
Cash outflow from disposals	—	—	—	(568,000)
Cash element of scheme consideration	—	—	—	(333,000)

Net cash used in investing activities	—	—	—	(1,115,000)

Cash flows from financing activities:
Short-term debt repayments, net	—	—	—	(22,000)
Term loan repayments, net	—	—	—	(1,000)
Restricted cash transferred to secured accounts	—	—	—	964,000

Net cash from financing activities	—		—	941,000

Net decrease in cash and cash equivalents	(1,323)	(765)	(870)	(186,000)
Cash and cash equivalents, beginning of year	14,064	8,130	9,000	195,000

Cash and cash equivalents, end of year	12,741	7,365	8,130	9,000

Supplemental disclosure of cash flow activity:
Cash receipts/(payments) for interest	566	327	363	(1,000)
Cash payment for income taxes	(401)	(232)	(185)	(1,000)
See notes to consolidated financial statements.

M (2003) plc and subsidiaries
CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME/(LOSS)

	Fiscal year ended March 31,
	2006	2006	2005	2004
	U.S.$’000	£’000	£’000	£’000

Other comprehensive income:
Net income/(loss)	(448)	(259)	(1,108)	2,276,000
Other comprehensive income/(loss):
Minimum pension liability, (net of income tax of £nil)	—	—	—	295,000

Other comprehensive income/(loss)	(448)	(259)	(1,108)	2,571,000

Disclosure of tax and reclassification amounts:
Unrealized gains on derivative instruments, net of tax of £1	—	—	—	1,000
Less: reclassification adjustment for loss included in net loss, net of tax of £nil	—	—	—	(1,000)

Unrealized gains on derivative instruments	—	—	—	—

Accumulated translation adjustments, net of tax of £nil	—	—	—	(14,000)
Less: reclassification adjustment for gains included in net income/(loss), net of tax of £nil	—	—	—	14,000

Net translation adjustments	—	—	—	—

See notes to consolidated financial statements.

M (2003) plc and subsidiaries
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT)

					Accumulated
			Additional	Retained	other
	Ordinary shares		paid-in	earnings/	comprehensive
		Amount	capital	(deficit)	income/(loss)	Total
	Shares	£,000’s	£,000’s	£,000’s	£,000’s	£,000’s

As of March 31, 2003	2,793,011,951	139,651	1,080,349	(3,441,000)	(282,000)	(2,503,000)
Net income				2,275,960		2,275,960
Capital contribution for stock based compensation			(46,000)			(46,000)
Transfer on Financial Restructuring			(375,000)	375,000
Translation adjustments					(12,000)	(12,000)
Elimination upon financial restructuring					294,000	294,000

As of March 31, 2004	2,793,011,951	139,651	659,349	(790,040)	—	8,960
Net loss				(1,108)		(1,108)

As of March 31, 2005	2,793,011,951	139,651	659,349	(791,148)	—	7,852

Net Loss				(259)		(259)

As of March 31, 2006	2,793,011,951	139,651	659,349	(791,407)	—	(7,593)

See notes to consolidated financial statements.

M (2003) plc and subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of Business and basis of preparation:
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
      On May 19, 2003, M (2003) plc (the Company) and its former subsidiary Marconi Corporation plc (now known as telent plc) concluded a financial restructuring (the “Financial Restructuring”), which was effected through two separate schemes of arrangement under the U.K. Companies Act 1985 as described in note 3. Since the Financial Restructuring the Group consists of the Company and its non-trading and dormant subsidiaries listed in note 19. Therefore the Company and Group have no trading or business activities.
      As explained in note 3, the remaining assets of the Company will be distributed over time to its creditors.
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
      On September 25, 2006, a meeting of the Company’s creditors considered and approved an amended scheme of arrangement for the Company. Subject to approval by the High Court at a hearing which is expected to take place on or around October 3, 2006, the directors intend to propose a special resolution to the Company’s shareholders at an Extraordinary General Meeting, to be held on October 27, 2006 (the same day as the 2006 Annual General Meeting), to put the Company into Members’ Voluntary Liquidation.
      The accounts will be prepared on a liquidation basis once the liquidation of the Company has been approved by the shareholders. Management believes the only adjustment necessary to prepare the accounts on a liquidation basis is the recognition of an additional liability of £7,593,000 for the costs associated with liquidating the company in accordance with the Scheme of Arrangement which was effective on May 19, 2003.

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
Income taxes
      The Company recognizes deferred tax assets and liabilities using enacted tax rates to calculate temporary differences between the tax basis of assets and liabilities and the financial statement carrying amounts. The Company recognizes a valuation allowance against such deferred tax assets when it is “more likely than not” that such assets will not be recovered. All deferred tax assets or liabilities were eliminated when the assets, liabilities and businesses to which they relate were disposed of as part of the Financial Restructuring on May 19, 2003.
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

	Average rates			Year-end rates
	Fiscal year ended March 31,			As of March 31,
	2006	2005	2004	2006	2005

U.S. Dollar	1.79	1.84	1.70	1.73	1.89
Euro	1.47	1.47	1.44	1.43	1.45
      US dollar translations presented in the consolidated balance sheets, statements of operations, statements of cash flows and statements of other comprehensive income/(loss) are presented solely for the convenience of readers in the United States of America and are translated from pounds sterling at the year end rate.
Revenue

      No revenue has been recorded since the Financial Restructuring on May 19, 2003.
      Prior to that date, the Company recognized revenue under Statement of Position (SOP) 81-1, Accounting for Performance of Construction-Type and certain Production-Type Contracts, SOP 97-2, Software Revenue Recognition and SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements depending upon the terms of the contract.
      Revenue from product sales of hardware and software was recognized when: persuasive evidence of an arrangement existed; delivery had occurred or services had been rendered; customer acceptance had occurred; the price to the buyer was fixed or determinable; and collectability was reasonably assured.
      Revenue from services was recognized at time of performance and acceptance by the customer.
      Revenue from multiple element contracts was allocated based on the relative fair value of each individual element.
      Revenues and estimated profits on long-term contracts were recognized under the percentage-of-completion method of accounting using a cost-to-cost methodology. Profit estimates were revised periodically based on the latest available information. When estimates of total contract revenues and costs indicated a loss, a provision for the entire amount of the contract loss was recognised in the period in which the loss became evident.
      Revenue was reported net of sales returns and allowances, early settlement discounts, sales rebates settled by credit notes, volume discounts and commissions earned by distributors.
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
      An agreement was reached to settle these contracts and they were closed out on May 19, 2003. The agreed settlement amount was £35 million which resulted in a gain of £123 million recorded in the consolidated statement of operations for fiscal 2004 as part of the gain on disposal of businesses.
Fair value hedges
      Prior to the Financial Restructuring, as part of its overall risk management strategy, the Company used derivatives to convert its fixed-rate debt into variable-rate debt, and to hedge its foreign currency firm commitments. These derivatives were typically designated as fair value hedges, to manage the interest rate risk or foreign currency risk of the hedged item accordingly. The carrying amount of the hedged item is adjusted for gains or losses attributable to the hedged risk. This unrealised gain or loss is offset by changes in the fair value of the derivative. All hedging ineffectiveness was included in earnings.
      Hedge accounting was discontinued prospectively when the derivative no longer qualified as an effective hedge, the derivative was terminated or sold, or on the sale or early termination of the hedged item.

      As a result of the Financial Restructuring on May 19, 2003 (see note 3), the Company does not have any borrowings or foreign currency commitments.
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
Cash flow hedges
      The Company has previously used interest rate swaps to hedge the uncertainty of future cash flows due to its floating rate debt, and foreign currency forward exchange contracts that expire in less than twelve months to hedge against the effect that fluctuation in exchange rates may have had on cash flow associated with forecasted purchases.
      Hedge accounting was discontinued prospectively when the derivative no longer qualified as an effective hedge or the derivative was terminated or sold. On the sale or early termination of the hedged item, gains and losses were immediately reclassified to other (income)/expense.
      As a result of the Financial Restructuring on May 19, 2003 (see note 3), the Company does not have any borrowings or foreign currency commitments.
Pension and other post-retirement benefits
      On May 19, 2003 the Company and its then subsidiary, Marconi Corporation plc, entered into schemes of arrangement as described in Note 3. As a result of this, the pension schemes are not part of the M (2003) plc Group, as at March 31, 2006. Further, the pension schemes have, always been, and remain, liabilities of the Marconi Group.
      Prior to the Financial Restructuring the Company accounted for its defined benefit pension plans and its non-pension post-retirement benefit plans using actuarial models required by SFAS 87, Employers’ Accounting for Pensions, and SFAS 106, Employers’ Accounting for Post-retirement Benefits Other Than Pensions, respectively.
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
      One of the main components of the net periodic pension calculation is the expected long-term rate of return on plan assets. The required use of expected long-term rate of return on plan assets may result in recognized pension income that is greater or less than the actual returns of those plan assets in any given year. Over time, however, the expected long-term returns are designed to approximate the actual long-term returns and, therefore, result in a pattern of income and expense recognition that more closely matches the pattern of the services provided by the employees. Differences between actual and expected returns (to the extent that they exceed 10% of the market value of assets at the start of the period) were recognized in the net periodic pension calculation over the remaining average service lifetimes of active members.

      The Company used long-term historical actual return information, the mix of investments that comprised plan assets, and future estimates of long-term investment returns by reference to external sources to develop its expected return on plan assets.
      The discount rate assumptions used for pension and non-pension post-retirement benefit plan accounting reflect the rates available on high-quality fixed-income debt instruments on March 31, 2003. The rate of compensation increase was another significant assumption used in the actuarial model for pension accounting and was determined by the Company based upon its long-term plans for such increases. For retiree medical plan accounting, the Company reviewed external data and its own historical trends for health care costs to determine the health care cost trend rates.
      If the unfunded accumulated benefit obligation exceeded the fair value of the plan assets, the Company recognized an additional minimum liability that was at least equal to the unfunded accumulated benefit obligation. Where an additional minimum liability was recognized an intangible asset was recognized up to the amount of any unrecognized prior service cost and the balance was recognized through other comprehensive income.
Product warranty
      Prior to the Financial Restructuring on May 19, 2003, provisions for estimated expenses related to product warranties were made at the time products were sold. These estimates were established using historical information on the nature, frequency, and average cost of warranty claims. Management actively studied trends of warranty claims and took action to improve equipment quality and minimize warranty claims.
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
      At the date of the Financial Restructuring, options outstanding under certain plans lapsed as the employees were no longer employed by a group company. For the remaining share options issued under variable plans, the compensation cost has been re-measured on the basis of a £nil value of M (2003) plc stock at March 31, 2004 because the Company’s shares were delisted as part of the restructuring. The full expense has been recognized in fiscal 2004 rather than over the vesting period as there are no circumstances under which it is expected that any value will be attributable the these share options.
      The Company recorded a stock compensation credit in fiscal 2004 of approximately £37 million. This credit comprised a charge of £9 million, related to stock options issued below fair market value and those plans which are variable, and a credit of £46 million relating to stock options that were forfeited as a result of the Financial Restructuring. This credit was reported as part of the gain on financial restructuring. Share options are considered to have no value as a result of the financial restructuring in fiscal 2004.
      No share options were granted in the fiscal years 2006, 2005 and 2004.

Other comprehensive income/(loss)
      Comprehensive income/(loss) represents the net income/(loss) for the period plus the results of certain shareholders equity/(deficit) changes that are not reflected in the consolidated statements of operations.
      The accumulated balances of other comprehensive income/(loss) are as follows:

			Net unrealized	Minimum	Accumulated
	Net unrealized	Accumulated	gains/(losses)	pension	other
	gains/(losses)	translation	on derivative	liability	comprehensive
	on investments	adjustments	instruments	adjustment	income/(loss)
	£’000	£’000	£’000	£’000	£’000

As of March 31, 2003	—	14,000	(1,000)	(295,000)	(282,000)
Movement for the year	—	(12,000)	—	—	(12,000)
Transfer on financial restructuring	—	(2,000)	1,000	295,000	294,000
Balance at March 31, 2004 and 2005 and 2006	—	—	—	—	—
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

Recently issued accounting pronouncements not yet adopted
      There are no recently issued accounting pronouncements that have yet to be adopted that management believe could have a material impact on the group’s financial position and results of operations.

Non-statutory accounts
      The accompanying financial statements do not comprise “statutory accounts” within the meaning of Section 240 of the Companies Act 1985. The Company’s statutory accounts for fiscal 2006 prepared in accordance with generally accepted accounting principles in the United Kingdom (U.K. GAAP) will be delivered to the Registrar of Companies for England and Wales.
      The auditors’ report on those accounts was unqualified and did not contain a statement under Section 237(2) or 237(3) of the Companies Act 1985.
3.   Financial restructuring
      Until May 19, 2003, M (2003) plc (‘the Company’, formerly known as Marconi plc) was the ultimate holding company for the Marconi Group.
      On May 19, 2003, M (2003) plc and its then subsidiary Marconi Corporation plc concluded a financial restructuring (the “Financial Restructuring”), which was effected through two separate schemes of arrangement under the U.K. Companies Act 1985. Under the schemes of arrangement Marconi Corporation plc issued new share capital and cancelled the old shares held by the Company. Therefore the Company ceased to be the ultimate holding company of the Marconi Group on May 19, 2003 and from that date ceased to operate any trading activities. Consequently, the entities included in the consolidated financial statements presented in this document for the period after May 19, 2003 are the Company and its non-trading and dormant subsidiaries listed in note 19. Trading in the Company’s shares on the London Stock Exchange ceased on May 16, 2003 and the Company’s shares were subsequently delisted.
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
      On the date of the Financial Restructuring, a further gain of £123 million was realised on the settlement of equity forward contracts outstanding and was recorded in the consolidated statement of operations within other income. See note 2 and note 14 for further discussion of these equity forward contracts.
      Expenses incurred by the Scheme Supervisors in the administration of the Scheme post May 19, 2003 to March 31, 2004 were approximately £0.3 million and for the year ended March 31, 2005 were approximately £0.5 million. For the current year ended March 31, 2006, they were approximately £0.4 million.

      Pursuant to the Company’s Scheme, the remaining assets of the Company will be distributed over time to its creditors. There will be no circumstances under which any value will be returned to shareholders under the terms of the Company’s Scheme.
      On September 25, 2006, a meeting of the Company’s creditors considered and approved an amended scheme of arrangement for the Company. Subject to approval by the High Court at a hearing which is expected to take place on or around October 3, 2006, the directors intend to propose a special resolution to the Company’s shareholders at an Extraordinary General Meeting, to be held on October 27, 2006 (the same day as the 2006 Annual General Meeting), to put the Company into Members’ Voluntary Liquidation.
      The accounts will be prepared on a liquidation basis once the liquidation of the Company has been approved by the shareholders. Management believes the only adjustment necessary to prepare the accounts on a liquidation basis is the recognition of an additional liability of £7,593,000 for the costs associated with liquidating the company in accordance with the Scheme of Arrangement which was effective on May 19, 2003.
4.   Balance sheet information

	March 31,
	2006	2005
	£’000	£’000

Accounts receivable, net:
Accounts receivable	322	136

Total	322	136

Accrued expenses and other current liabilities:
Accrued income and other taxes	—	185
Accrued expenses	94	229

Total	94	414

      Depreciation expense for fiscal 2006 was £nil (2005, £nil and 2004, £10 million).
      On May 19, 2003 the company underwent the financial restructuring described in note 3. At the same date the Company divested fully of its interests in the Marconi Group. It is anticipated that the funds in hand (and any other assets) at March 31, 2006 will be used to comply with the terms of the M (2003) plc scheme of arrangement, which primarily relate to scheme expenses and complying with the Company’s statutory obligations. In the event that any of the funds (or any assets) are not used they will be returned to scheme creditors with the result that under no circumstances will any of the funds (or other assets) ever become available to pay any further dividends or distributions to shareholders.
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
      Prior to the Financial Restructuring, when management reviewed the operating income performance of the segments described in note 8, Segment and related information disclosures, management used U.K. GAAP operating profit/(loss) before goodwill and intangible asset amortization, in process research and development write-offs, U.K. GAAP operating exceptional items, gains and losses on business disposal and the impact of less than 50% owned affiliates. This measure allocated to those segments does not include business restructuring charges, which relate to the reorganization of the business as a whole. A segmental allocation of restructuring charges is impracticable. Consequently, a segmental analysis has not been provided.
      The following tables show the activity by statement of operations heading in fiscal 2004 and the balances remaining in other liabilities at March 31, 2004 following the implementation of actions required to achieve these objectives. There has been no movement in these balances since March 31, 2004.

		Charged/
		(credited)	Utilized during
	Balance at	during	fiscal 2004		Balance at
	March 31,	fiscal	Net cash	Non cash	March 31,
	2003	2004	payments	movement	2004
	£’000	£’000	£’000	£’000	£’000

Direct costs:
Manufacturing outsourcing	8,000	(1,000)	—	(7,000)	—
Onerous contracts	6,000	(2,000)	—	(4,000)	—

	14,000	(3,000)	—	(11,000)	—

Business restructuring costs:
Employee severance	10,000	4,000	(12,000)	(2,000)	—
Site rationalization	46,000	1,000	(2,000)	(45,000)	—
Contractual commitments and other restructuring	3,000	—	—	(3,000)	—
Advisor fees	10,000	—	(6,000)	(4,000)	—

	69,000	5,000	(20,000)	(54,000)	—

Total	83,000	2,000	(20,000)	(65,000)	—

Manufacturing outsourcing
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

Advisor fees
      In fiscal 2004, payments of approximately £6 million were made and the remaining balance was transferred out of the group as part of the Financial Restructuring at May 19, 2003.

6.	Intangible assets
      Amortization of intangibles for fiscal 2006 was £nil (2005, £nil and 2004, £6 million). All intangible assets were disposed of as part of the Financial Restructuring described in Note 3.

7.	Pension plans and other post-retirement plans

Pension plans
      On May 19, 2003 the Company and its then subsidiary, Marconi Corporation plc, entered into schemes of arrangement as described in Note 3. As a result of this, the pension schemes are not part of the M (2003) plc Group as at March 31, 2006. Further, the pension schemes have always been, and remain, liabilities of the Marconi Group.
      At May 19, 2003, the actuarial assumptions used were unchanged from March 31, 2003. The actuarial assumptions used to develop the periodic benefit cost and funded status was as follows:

	Pension benefits			Pension benefits
	U.K. plans			Overseas plans
	2006	2005	2004	2006	2005	2004
	%	%	%	%	%	%

Weighted average assumptions:
Discount rate for pension expense	—	—	5.3	—	—	6.7
Discount rate for year end disclosure	—	—	5.3	—	—	6.0
Expected return on plan assets	—	—	5.7	—	—	8.5
Rate of compensation increases	—	—	4.5	—	—	4.4
Rate of pension increases	—	—	2.5	—	—	0.5
      The table below presents data with respect to net periodic benefit expense/(income) excluding those related to discontinued operations:

	Pension benefits			Pension benefits
	U.K. plans			Overseas plans
	2006	2005	2004	2006	2005	2004
	£’000	£’000	£’000	£’000	£’000	£’000

Components of net periodic benefit expense/(income):
Service cost	—	—	4,000	—	—	—
Interest cost	—	—	1,000	—	—	—
Expected return on plan assets	—	—	—	—	—	—
Amortization of unrecognized transition liability	—	—	—	—	—	—
Net periodic benefit expense of defined benefit plans	—	—	5,000	—	—	—
Net curtailment loss	—	—	—	—	—	—
Net periodic benefit expense	—	—	5,000	—	—	—

Defined contribution plans
      The former U.S. subsidiaries of the Company operate 401(k) plans for eligible employees who contribute a percentage of their pre-tax compensation with the Company matching these contributions up to prescribed limits. For fiscal 2006, the matching contributions were £nil (2005, £nil and 2004, £1 million).

8.	Segment and related information disclosures
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
      Management used the U.K. GAAP operating (loss)/profit before goodwill and intangible asset amortization, in-process research and development write-offs, U.K. GAAP exceptional items, gains and losses on business disposals and the impact of 50% or less owned affiliates as its measure of segment profitability. In the tables below, this measure is referred to as segment operating (loss)/profit.
      The following tables present the Company’s revenues, operating (loss)/income before exceptional items, goodwill amortization and other items, and other financial data from the Company’s reportable segments presented in accordance with U.K. GAAP and then reconciled to U.S. GAAP financial information consolidated totals:

Analysis of reportable segments (U.K. GAAP)

		Segment
		operating	Capital
As of and For the Year Ended	Revenues	(loss)/profit	employed
March 31, 2006	£’000	£’000	£’000

Other (including intra activity sales)	—	(361)	—

Segment total — U.K. GAAP	—	(361)	—

		Segment
		operating	Capital
As of and For the Year Ended	Revenues	(loss)/profit	employed
March 31, 2005	£’000	£’000	£’000

Other (including intra activity sales)	—	(226)	—

Segment total — U.K. GAAP	—	(226)	—

		Segment
		operating	Capital
As of and For the Year Ended	Revenues	(loss)/profit	employed
March 31, 2004	£’000	£’000	£’000

Network equipment	100,000	(28,000)	—
Network services	68,000	4,000	—
Other (including intra activity sales)	—	(14,000)	—

Segment total — U.K. GAAP	168,000	(38,000)	—

Analysis of revenue by product (U.K. GAAP)

	2006	2005	2004
	£’000	£’000	£’000

Network Equipment:
Optical Networks	—	—	35,000
BBRS	—	—	9,000
European Access	—	—	19,000
North American Access	—	—	13,000
Outside Plant & Power	—	—	18,000
Other Network Equipment	—	—	6,000

Total	—	—	100,000
Network Services:
IC&M	—	—	35,000
VAS	—	—	33,000

Total	—	—	68,000

Total Network Equipment and Network Services revenues	—	—	168,000

Total capital revenue	—	—	—
Total discontinued	—	—	—

Total revenues	—	—	168,000

Reconciliation of U.K. GAAP segmental information to U.S. GAAP
Revenue
      There are no differences between U.K. and U.S. GAAP when reporting revenue for fiscal 2006, 2005 or 2004.
Operating (loss)/income

	2006	2005	2004
	£’000	£’000	£’000

Segmental operating loss per U.K. GAAP	(361)	(226)	(38,000)
Amortization expense		—	(13,000)
Operating exceptional items		—	(2,000)

U.K. GAAP operating loss	(361)	(226)	(53,000)
U.S. GAAP adjustments:
Share option plans	—	—	(9,000)
Pension and other post-retirement benefits	—	—	(3,000)
Goodwill and intangible asset amortization and impairment charges	—	—	7,000
Other	(261)	(1,058)	—

U.S. GAAP operating loss	(622)	(1,284)	(58,000)
Gain on financial restructuring		—	2,183,000
Gain on settlement of equity forward contracts		—	123,000
Interest income	333	361	29,000
Interest expense	(6)	—	—

U.S. GAAP income/(loss) from continuing operations before income taxes, minority interests and cumulative effects of changes in accounting principles	(295)	(923)	2,277,000

Capital employed/total assets

	2006	2005
	£’000	£’000

Total U.K. GAAP segment capital employed	—	—
U.K. GAAP capital employed	—	—
U.S. GAAP adjustments:
Provisions for restructuring not included in U.S. GAAP capital employed	7,593	7,852

Total U.S. GAAP assets	7,593	7,852

U.K. — U.S. GAAP adjustments
      The following describes the significant U.K. GAAP to U.S. GAAP adjustments as they relate to segment information.

•	Pension and other post-retirement benefits
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
Revenue by geography (U.S. GAAP)
      Revenue to unaffiliated customers by geographic region is as follows:

	Year ended
	March 31,
	2006	2005	2004
	£’000	£’000	£’000

Revenue by territory of destination:
United Kingdom	—	—	42,000
Other	—	—	58,000

Total Europe, Middle East, Africa (EMEA)	—	—	100,000

United States	—	—	50,000
Central and Latin America (CALA)	—	—	5,000
Other	—	—	—

Total the Americas	—	—	55,000

Asia Pacific (APAC)	—	—	13,000

Total external revenue	—	—	168,000

	Year ended March 31,
	2006	2005	2004
	£’000	£’000	£’000

Revenue by territory of origin:
United Kingdom	—	—	58,000
Italy	—	—	19,000
Other	—	—	21,000

Total Europe, Middle East, Africa (EMEA)	—	—	98,000

United States	—	—	58,000
Central and Latin America (CALA)	—	—	4,000
Other	—	—	—

Total the Americas	—	—	62,000

Asia Pacific (APAC)	—	—	8,000

Total external revenue	—	—	168,000

      No other individual country contributed more than 10% of revenue in any of the years reported.

Revenue by product (U.S. GAAP)
      Revenue by product is as follows:

	Year ended March 31,
	2006	2005	2004
	£’000	£’000	£’000

Optical networks	—	—	35,000
Access systems	—	—	50,000
Broadband routing and switching	—	—	9,000
Other network equipment	—	—	6,000

Network Equipment	—	—	100,000

Value-added services	—	—	33,000
Installation, commissioning and maintenance	—	—	35,000

Network Services	—	—	68,000

Total Core revenues	—	—	168,000
Capital businesses	—	—	—

Total external revenue	—	—	168,000

9.	Commitments and contingencies
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
      Since March 27, 2003, we are not and have not been engaged in, nor, so far as we are aware, do we have pending or threatened by or against us, any legal or arbitration proceedings which may have or have had in period a significant effect on our financial position as a whole.

10.	Investments in affiliates
Fiscal 2004
      At March 31, 2003, the Company had two investments, which it accounted for using the equity method, Easynet Group plc (Easynet) and Confirmant. All investments in affiliates were disposed of as a result of the Financial Restructuring on May 19, 2003, as described in note 3.

11.	Investment in securities
      On May 19, 2003 all investments in securities were disposed of as part of the Financial Restructuring described in note 3.

12.	Shareholders’ equity
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

13.	Employee stock option plans
      Prior to the Financial Restructuring the Company accounted for employee stock option plans under APB 25 and had nine plans under which it granted options: the GEC Employee 1992 Savings-Related Share Option Plan, the GEC 1984 Managers’ Share Option Plan, the GEC 1997 Executive Share Option Plan, the Marconi 1999 Stock Option Plan, the Marconi U.K. Sharesave Plan, the Marconi International Sharesave Plan, the Marconi Launch Share Plan, the Marconi Long Term Incentive Plan and the Marconi Phantom Option Plan. In addition, during fiscal 2002, the Company granted options in its ADRs under the Marconi Employee Stock Purchase Plan for the Company’s employees in North America.
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
      At the date of the Financial Restructuring, options outstanding under the majority of plans lapsed as the employees were no longer employed by a group company. For the remaining share options issued under variable plans, the compensation cost has been re-measured on the basis of a £nil value of M (2003) plc stock at March 31, 2004 because the Company’s shares were delisted as part of the restructuring. The full expense has been recognized in fiscal 2004 rather than over the vesting period as the options are not expected to hold any future value.
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
      At March 31, 2004, 2,530,225 Company shares were outstanding. For fiscal 2004, a charge of approximately £2 million was recorded related to these plans to recognize in full the remaining compensation cost relating to the outstanding shares.

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
      At March 31, 2004, 320,684 Company shares were outstanding. For fiscal 2004, a charge of approximately £7 million was recorded related to these plans to recognize in full the remaining compensation cost relating to the outstanding shares.

The Marconi Long Term Incentive Plan
      Under the long term incentive plan (LTIP), participants could be granted performance-related awards entitling them, at the end of a three-year period, to be granted a right to call for a number of ordinary shares of the Company without payment based on corporate performance of the business in which they worked and of the Company as a whole over that period. The annual award was limited to a maximum value of 50% of base salary. Any right so granted would normally become exercisable in three equal tranches. The first tranche would become exercisable immediately, and the second and third tranches would normally become exercisable on the first and second anniversaries of the date of grant. All full-time employees of the Company, directors of the Company and executive directors of the Company were eligible to participate in the long-term incentive plan, at the discretion of the remuneration committee of the board of directors of the Company. No newly issued shares could be used to satisfy options under this plan. The Company applied variable plan accounting for grants under this plan and recognized compensation cost when achievement of the performance conditions became probable. At March 31, 2004, 617,963 Company shares were outstanding. No new shares have since been granted and no charges recorded.
Additional plans at March 31, 2003:
      At May 19, 2003, the outstanding options relating to the following employee stock option plans lapsed due to the Financial Restructuring as a result of which the participants were no longer employees of the Company. There has been no movement since that date on options under any of these plans.
Savings related plans

The Marconi U.K. Sharesave Plan

The Marconi International Sharesave Plan

The Marconi International Sharesave Plan — Italian Appendix

The Marconi Employee Stock Purchase Plan for Employees in North America
Non-savings related plans

The Marconi 1999 Share Option Plan

The Marconi Phantom Option Plan

Marconi Restricted Share Plan

The Marconi Associated Companies Share Option Plan

Existing GEC share option plans

The 1998 Equity Participation Plan of Reltec Corporation, the Amended and Restated 1995 Stock

Purchase and Option Plan for Employees of Reltec Holdings, Inc. and Subsidiaries

The Northwood Technologies Inc. Stock Option Plan
      Option activity under the non-savings related plans is as follows:

		Weighted
		average
	Number of	exercise
	shares	price

Outstanding March 31, 2003	197,121,951	3.24
Granted	—	—
Lapsed	(174,063,851)	3.61
Exercised	—	—

Outstanding March 31, 2004	23,058,100	0.43

Granted	—	—
Lapsed	—	—
Exercised	—	—

Outstanding March 31, 2005	23,058,100	0.43

Granted	—	—
Lapsed	—	—
Exercised	—	—

Outstanding March 31, 2006	23,058,100	0.43

      All options were granted with an exercise price equal to the market value of shares as of date of grant, with the exception of those granted for acquisitions and the LTIP as noted above.

      Of the total number of non-savings related options outstanding at March 31, 2006, none are expected to be exercised as the Company’s shares were delisted as part of the Financial Restructuring and there are no circumstances under which any value will be attributed to these share options. All options are considered to be anti-dilutive.

14.	Fair values of financial instruments
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

15.	Valuation and qualifying accounts
      There has been no movement on these accounts since March 31, 2004.

			Net effect of	Effect of
	March 31,	Additions/	acquisitions	exchange rate		March 31,
Description	2003	(release)	less disposals	changes	Utilization	2004
	£	£	£	£	£	£

Allowance for doubtful accounts	78,000	(2,000)	(76,000)	—	—	—
Warranty reserve	43,000	2,000	(43,000)	—	(2,000)	—

Total	121,000	—	(119,000)	—	(2,000)	—

16.	Earnings per share
      The following table reconciles net (loss)/income available for ordinary shareholders and the weighted average ordinary shares outstanding for basic and diluted earnings per ordinary share for the periods:

	March 31,
	2006	2005	2004
	£’000	£’000	£’000

Net (loss)/income	(259)	(1,108)	2,276,000
Basic (loss)/earnings per ordinary share:
Weighted average ordinary shares outstanding (millions)	2,793.0	2,793.0	2,793.0
Basic (loss)/earnings per ordinary share	—	—	0.92
Diluted (loss)/earnings per ordinary share:
Weighted average ordinary shares outstanding (millions)	2,793.0	2,793.0	2,793.0
Effect of dilutive options	—	—	—
	2,793.0	2,793.0	2,793.0
Diluted (loss)/earnings per ordinary share	—	—	0.92
      For the fiscal years ended March 31, 2006, 2005, and 2004, the effect of share options is anti-dilutive and has therefore been excluded from the calculation of diluted weighted average number of shares.

17.	Income taxes
      The geographic analysis of income/(loss) from continuing operations before income taxes, minority interests and cumulative changes in accounting principles is as follows:

	March 31,
	2006	2005	2004
	£’000	£’000	£’000

United Kingdom	(259)	(923)	2,304,000
Non-United Kingdom	—	—	(27,000)

Total	(259)	(923)	2,277,000

      Income tax benefit/(provision) includes:

	March 31,
	2006	2005	2004
	£’000	£’000	£’000

Current income taxes
United Kingdom	36	(185)	—
Non-United Kingdom	—	—	(1,000)

Total current taxes	36	(185)	(1,000)

Deferred income taxes
United Kingdom	—	—	—
Non-United Kingdom	—	—	—

Total deferred taxes	—	—	—

Total income taxes	36	(185)	(1,000)

      The differences between the Company’s tax on profit on ordinary activities, and the statutory income tax rate in the United Kingdom are as follows:

	March 31,
	2006	2005	2004
	£’000	£’000	£’000

Taxes computed at the statutory rate: (30% 2006, 2005 and 2004)	(78)	(277)	683,000
Non-deductible/(non-taxable) items	108	462	(682,000)
Over provision in prior years	(100)	—	—
Other, net	34	—	—

Income tax (benefit)/provision	(36)	185	1,000

Effective tax rate	14%	20%	0%
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

18.	Related party transactions
      The Company and its subsidiaries have had no related party transactions during the fiscal years 2006 and 2005. The Company and its subsidiaries had sales and purchases with equity investments, joint ventures and associates, which are not consolidated, during fiscal 2004. All transactions are in the ordinary course of business. The primary transactions between the Company and related parties are summarized as follows:

Year ended
March 31, 2004
£’000

Statement of operations:
Net sales	4,000
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
CosmoCom
      As of June 18, 2003, Marconi Capital Limited owned 5.7% of CosmoCom, Inc. CosmoCom, Inc. developed and deployed call center products and services. Marconi Communications International Limited, or MCIL, entered into a Value Added Reseller Agreement with CosmoCom, Inc. on March 3, 2000, as amended by Amendment No. 1, dated September 8, 2000, the VAR, whereby MCIL would act as a reseller of certain CosmoCom, Inc. products. Subject to other terms of the VAR, including the termination provisions contained therein, MCIL was required to purchase products and/or services of $12,000,000 over approximately a three year period. On or about October 29, 2001, MCIL advised CosmoCom, Inc. that it was terminating the VAR, and is making no further purchases at this time. During the term of the VAR, MCIL purchased approximately $1.5 million of products and/or services.

Marconi (Malaysia) SDN BHD
      Marconi Communications S.p.A. owns a 30% shareholding in Marconi (Malaysia) SDN BHD, a business that sells and installs telecommunications equipment. During the fiscal year ended March 31, 2003, the Company supplied network equipment products totaling £23.1 million to Marconi (Malaysia) SDN BHD, at arm’s-length terms.

Ultramast
      The Company formed a joint venture company with Railtrack Telecom Services Limited, or RTSL, on April 26, 2001 to support the deployment of next generation broadband wireless networks. The Company and RTSL each had a 50 percent interest in the joint venture company until February 2003 when the Company settled litigation with RTSL and RTSL assumed full control of Ultramast. Albany Partnership Ltd., or APT, a wholly owned subsidiary of the Company until the Financial Restructuring, had a consultancy agreement with Ultramast to provide it with telecommunications consultancy services to design, construct and maintain masts for the next generation networks. Ultramast also had an agreement with ipsaris Limited under which ipsaris was nominated as the preferred supplier for connectivity for the telecommunications network.

Confirmant
      Confirmant was a 50-50 joint venture between Marconi Corporation plc and Oxford Glyco Sciences (U.K.) Limited, a wholly owned subsidiary of Oxford Glyco Sciences plc. Confirmant was formed in June 2001 for the purpose of completing and then offering for subscription a proteomic database and for providing managed hosting services to the biotech sector. Although the Company’s outstanding contracts with Confirmant have not been formally cancelled, all members of the Confirmant board of directors have acknowledged that they are de facto cancelled and, therefore, the Company has no remaining liability under those contracts.
Easynet Group plc
      In February 2002, the Company was obliged to acquire by a put option 1,324,054 ordinary shares in Easynet for £20 million. The Company disputed the legal basis of the put option and entered into litigation with Railtrack Group. In February 2003, the litigation with Railtrack Group was settled and the Company became beneficial owners of the 1,324,054 Easynet ordinary shares under the put option. Consequently, the £20 million and related impairment have been reflected in equity in loss of affiliates. The put option increased the equity holding to 72.7% and the holding of voting shares to 51.6%. However, under the Articles of Association of Easynet and a relationship agreement with Easynet, the voting rights in Easynet are limited to 49.9%. Accordingly, Easynet applied in April 2003 to the U.K. Listing Authority to cancel the 1,324,054 ordinary shares and non-voting convertible shares have been issued to the Company in exchange. Since the Company were not able to exercise control over Easynet at anytime, the Company continued to account for Easynet using the equity method of accounting.
      No significant transactions with directors or other executive officers of the Company have occurred during fiscal 2006, 2005, or 2004.

19.	Subsidiary company and equity investee information
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

Name	Registered Office

Network Equipment and Services
Marconi Communications Limited	New Century Park, PO Box 53, Coventry CV3 1HJ, England
Marconi Communications S.p.A.	Via Ludovico Calda 5, 16153 Genoa, Italy
Marconi Communications, Inc.	c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801, U.S.A
Marconi Communications GmbH	Gerberstrasse 33, D 71522 Backnang, Germany
Other Associated Companies
Easynet Group plc (72.7% group equity share; 49.9% voting share)(1)	44-46 Whitfield Street, London W1T 2RJ, England

(1)	See note 10, Investments in affiliates.

      The undertakings in which the Company’s interest at March 31, 2006 was more than 20% are as follows:

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